As filed with the Securities and Exchange Commission on March 26, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-11

REGISTRATION STATEMENT

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Armada Hoffler Properties, Inc.

(Exact name of registrant as specified in its governing instruments)

222 Central Park Avenue, Suite 2100, Virginia Beach, Virginia 23462

(757) 366-4000

(Address, including zip code and telephone number, including area code,

of registrant’s principal executive offices)

Louis S. Haddad

Armada Hoffler Properties, Inc.

222 Central Park Avenue, Suite 2100, Virginia Beach, Virginia 23462

(757) 366-4000

(Name, address, including zip code and telephone number,

including area code, of agent for service)

Copies to:

David C. Wright S. Gregory Cope Hunton & Williams LLP 951 East Byrd Street Richmond, Virginia 23219 (804) 788-8638	John A. Good Justin R. Salon Bass, Berry & Sims PLC 1201 Pennsylvania Ave. Suite 300 Washington, D.C. 20004 (202) 827-2950

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$201,250,000	$27,451

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended. Includes shares of common stock that may be purchased by the underwriters solely to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion,

Preliminary Prospectus dated March 26, 2013

PROSPECTUS

             Shares

Armada Hoffler Properties, Inc.

Common Stock

This is the initial public offering of Armada Hoffler Properties, Inc. We are selling              shares of our common stock.

We expect the initial public offering price of our common stock to be between $         and $         per share. Currently, no public market exists for our shares. We intend to apply to list our common stock on the New York Stock Exchange under the symbol “AHH.” We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a real estate investment trust for federal income tax purposes commencing with our taxable year ending December 31, 2013. To assist us in qualifying as a real estate investment trust, among other purposes, our charter generally limits any person from beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 25 of this prospectus for a discussion of certain risk factors that you should consider before investing in our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also exercise their option to purchase up to an additional              shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2013.

Baird

The date of this prospectus is                     , 2013.

You should rely only on the information contained in this document or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. If anyone provides you with different information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is current as of the date such information is presented. Our business, financial condition, liquidity, funds from operations, or FFO, results of operations and prospects may have changed since those dates.

We use market data, demographic data, industry forecasts and industry projections throughout this prospectus. Unless otherwise indicated, we derived such information from the market study prepared for us by Rosen Consulting Group, or RCG, a nationally recognized real estate consulting firm. Such information is included in this prospectus in reliance on RCG’s authority as an expert on such matters. We have paid RCG a fee of $45,000 for such services. In addition, we have obtained certain market and industry data from publicly available industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The industry forecasts and projections are based on historical market data and the preparers’ experience in the industry, and there is no assurance that any of the projected amounts will be achieved. We believe that the market and industry research others have performed are reliable, but we have not independently verified this information.

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding our company and the historical and pro forma financial statements appearing elsewhere in this prospectus, including under the caption “Risk Factors.” References in this prospectus to “we,” “our,” “us” and “our company” refer to Armada Hoffler Properties, Inc., a Maryland corporation together with our consolidated subsidiaries, including Armada Hoffler, L.P., a Virginia limited partnership, which we refer to in this prospectus as our operating partnership. We are the sole general partner of the operating partnership. The historical and current operations described in this prospectus refer to historical and current operations of the businesses and assets of our predecessor and its affiliates (which we refer to collectively in this prospectus as “Armada Hoffler”) that we will succeed to upon consummation of the formation transactions described in this prospectus under the caption “Structure and Formation of Our Company” as if such operations were conducted by us. Unless otherwise indicated, the information contained in this prospectus is as of December 31, 2012 and assumes that (1) the underwriters’ overallotment option is not exercised, (2) the formation transactions are consummated, (3) the common stock to be sold in this offering is sold at $         per share, which is the midpoint of the price range set forth on the front cover of this prospectus, and (4) the common units of limited partnership interest in our operating partnership, or common units, to be issued in the formation transactions are valued at $         per common unit, which is the midpoint of the price range set forth on the front cover of this prospectus. Commencing one year following the completion of this offering and the formation transactions, each common unit will be redeemable, at the option of the holder, for cash equal to the then-current market value of one share of common stock or, at our option, for one share of our common stock.

Our Company

Overview

We are a full-service real estate company with extensive experience developing, building, owning and managing high-quality, institutional-grade office, retail and multifamily properties in attractive markets throughout the Mid-Atlantic United States. Upon completion of this offering and the formation transactions, we intend to elect to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes. Our initial portfolio consists of properties in various markets in Virginia and North Carolina. We intend to develop and acquire office, retail and multifamily properties in the broader Mid-Atlantic region, including, among other cities, Washington, D.C. and Baltimore, Maryland. In this prospectus, we refer to cities in the Mid-Atlantic region as our target markets. We believe our experience, strategic focus on the Mid-Atlantic region and multi-sector portfolio strategy positions us to compete as a leading commercial real estate owner, operator and developer in our target markets. In addition to developing and building properties for our own account, we also provide general construction and development services to third-party clients throughout the Mid-Atlantic and Southeastern regions of the United States.

We were formed as a Maryland corporation in October 2012 to succeed to the business of Armada Hoffler, a privately owned real estate business founded in 1979. Upon completion of this offering and the related formation transactions, our initial portfolio will consist of 100% of the interests in the following properties:

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Office: Seven properties consisting of approximately 1.0 million net rentable square feet, which were approximately 94.1% leased and constituted approximately 43.2% of the total annualized base rent of our initial portfolio as of December 31, 2012.

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Retail: Fifteen properties consisting of approximately 1.1 million net rentable square feet, which were approximately 93.9% leased and constituted approximately 37.5 % of the total annualized base rent of our initial portfolio as of December 31, 2012.

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Multifamily: Two properties consisting of 626 apartment units, which were approximately 94.9% leased and constituted approximately 19.3% of the total annualized base rent of our initial portfolio as of December 31, 2012.

In addition to our initial portfolio described above, prior to the closing of this offering we will enter into a purchase agreement to acquire the Apprentice School Apartments, a 197-unit multifamily property located in Newport News, Virginia upon satisfaction of certain conditions, which is currently expected to occur in November 2013. For more information regarding the Apprentice School project, see “Business and Properties—Property under Contract.” Upon completion of this offering and the formation transactions, we also will succeed to Armada Hoffler’s development pipeline, which consists of two office properties, two retail properties and two multifamily properties in various stages of development, which we refer to in this prospectus as our identified development pipeline. Based on current development plans and agreements, we expect that the projects in our identified development pipeline will consist of a total of approximately 290,000 square feet of office space, 90,000 square feet of retail space and 491 apartment units. Prior to the completion of this offering, we will also enter into agreements providing us options to purchase nine parcels of developable land from certain of our executive officers and their affiliates.

We develop and build properties for our own account and through joint ventures between us and unaffiliated partners. We also provide general contracting services to third parties. Our construction and development experience includes mid- and high-rise office buildings, retail strip malls and retail power centers, multifamily apartment communities, hotels and conference centers, single- and multi-tenant industrial, distribution and manufacturing facilities, educational, medical and special purpose facilities, government projects, parking garages and mixed-use town centers. Our third-party construction contracts have included signature properties across the Mid-Atlantic region, such as the Inner Harbor East development in Baltimore, Maryland, including the Four Seasons Hotel and Legg Mason office tower, the Mandarin Oriental Hotel in Washington, D.C., and a $50 million proton therapy institute for Hampton University in Hampton, Virginia. Our construction company is consistently ranked among the “Top 400 General Contractors” nationwide by Engineering News Record and among the “Top 50 Retail Contractors” by Shopping Center World. As part of our formation transactions, we expect to acquire construction contracts from Armada Hoffler for four on-going projects and will assume Armada Hoffler’s ongoing obligations under those contracts.

In addition to our general expertise and extensive experience in developing, building and owning high-quality commercial properties, we believe that we have particular expertise and a well-established track record forming partnerships between and among public and private entities to develop, construct and own high-quality, institutional-grade properties. Our senior management team has worked at our predecessor for an average of 18 years and is led by Daniel A. Hoffler, our Executive Chairman, who has over 33 years of experience in the commercial real estate industry in our target markets, Russ Kirk, our Vice Chairman, who has been with the Company for over 30 years, and Lou Haddad, our President and CEO, who has been with the Company for over 28 years.

Our Competitive Strengths

We believe the following competitive strengths distinguish us from many of our competitors:

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Seasoned, Committed and Aligned Senior Management Team with a Proven Track Record.  Our senior management team, led by Daniel Hoffler, Louis Haddad and Russell Kirk, has extensive experience developing, constructing, owning, operating, renovating and financing institutional-grade office, retail, multifamily and hotel properties in the Mid-Atlantic region. Since inception, Armada Hoffler has developed in excess of $1.4 billion of properties, including all but one of the properties in our initial portfolio. Upon completion of this offering and the related formation transactions, our executive officers and directors collectively will own approximately         % of our company on a fully diluted basis, which we believe will align their interests with those of our stockholders.

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High-Quality, Diversified Portfolio.  Our initial portfolio consists of institutional-grade, premier office, retail and multifamily properties located in Virginia and North Carolina. Our properties are generally in the top tier of commercial properties in their markets and offer Class-A amenities and finishes. Our properties have an average age of 11.4 years, and were, with one exception, built and developed by us. We believe we generally have lower tenant improvement costs per square foot than many of our public company peers due to the average age of our properties, our historical retention rate, high barriers to entry in our markets and the institutional-grade quality of our portfolio. We believe that we have maintained our properties to the highest standards and that the quality and location of our properties, together with our active asset management strategies, have resulted in our properties achieving and maintaining competitive rents and occupancy levels relative to competitive properties, including during the recent recessionary period of 2007 to 2009 and subsequent weak recovery. For example, when occupancy rates on our stabilized office and retail portfolios reached post-2007 lows of 92.4% and 93.2%, respectively, in 2011, the U.S. office and retail occupancy rates were 83.3% and 91.5%, respectively, for the comparable period, according to RCG. Additionally, in 2010, when the U.S. office and retail occupancy rates reached post-2007 lows of 82.1% and 91.2%, respectively, the comparable occupancy rates on our stabilized office and retail portfolios were 96.0% and 93.7%, respectively.

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Strategic Focus on Attractive Mid-Atlantic Markets.  We focus our activities in our target markets in the Mid-Atlantic region of the United States that demonstrate attractive fundamentals driven by favorable supply and demand characteristics and limited competition from other large, well-capitalized operators. According to RCG, many of our target markets enjoy high concentrations of employers in industry sectors that historically have been resistant to recession, including military, state government, higher education and healthcare. The Hampton Roads Metropolitan Statistical area, or MSA, region, from which we derive a majority of our annualized base rent, had an unemployment rate of 6.4% as of August 2012, as compared to unemployment rates of 8.3%, 8.2% and 8.1% in the top 10, top 25 and top 50 MSAs, respectively, and the U.S. national rate of 7.8%. Furthermore, RCG projects steady population growth in all of the markets in which the properties in our initial portfolio are located. We believe that our longstanding presence in our target markets provides us with significant advantages in sourcing and executing development opportunities, identifying and mitigating potential risks and negotiating attractive pricing.

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Extensive Experience with Construction and Development.  Since 1982, Armada Hoffler has provided third-party general contracting services through both design/build and design/bid/build delivery methods with a commitment to delivering a quality project on schedule and within the established budget. Our platform consists of development, construction and asset management capabilities, which comprise an integrated delivery system for every project that we build for our own account or for third-party clients. This integrated approach provides a single source of accountability for design and construction, simplifies coordination and communication among the relevant stakeholders in each project and provides us valuable insight from an operational perspective. In addition to building 23 of the 24 properties in our initial portfolio, we have had a lead role in the following construction and development projects for third party clients:

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Inner Harbor East, Baltimore, MD:  Harbor East is a $1.7 billion, mixed-use waterfront project covering more than eight blocks adjacent to Baltimore’s Inner Harbor and Little Italy, which includes a Four Seasons hotel, the Legg Mason office tower, other Class-A office space and upscale retail shops.

¡	The Mandarin Oriental Hotel, Washington, D.C.: The Washington, D.C. Mandarin Oriental is a five-star, 400-room luxury hotel, which was completed in 2004 for a total cost of approximately $144 million.

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The Embassy of Sweden/Harbourside, Washington, D.C.:  The Embassy of Sweden and Harbourside comprise a two-building Class-A office and residential complex along the Potomac River and Rock Creek Park in Washington, D.C., which was completed in 2004 for a total cost of approximately $100 million.

¡	Hampton University Projects, Hampton, VA: Since the late 1980s, we have been the preferred construction and development partner for Hampton University and have built several facilities for a total cost of approximately $170 million, including the Proton Therapy Institute (approximately $50 million), Hampton University Student Center (approximately $15 million) and Hampton University Convocation Center (approximately $13 million).

In addition to the revenue that we generate from our third-party construction and development clients, we believe that being regularly engaged in construction and development projects provides us significant and distinct advantages, including enhanced market intelligence, greater insight into best practices, enhanced operating leverage and “first look” access to development and ownership opportunities in our target markets.

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Longstanding Public and Private Relationships.  We have extensive experience with public/private real estate development projects dating back to 1984, having worked with the Commonwealth of Virginia, the State of Georgia and the Kingdom of Sweden, as well as various municipalities. Through our experience and longstanding relationships with governmental entities such as these, we have learned to successfully navigate the often complex and time-consuming government approval process, which has given us the ability to capture opportunities that we believe many of our competitors are unable to pursue.

Our Business and Growth Strategies

Our primary business objectives are to (i) continue to develop, build and own institutional-grade office, retail and multifamily properties in our target markets, (ii) finance and operate our portfolio in a manner that increases cash flow and property values, (iii) increase the size and volume of our third-party construction business and (iv) pursue selective acquisition opportunities, particularly when the acquisition involves a significant redevelopment aspect. We will seek to achieve our objectives through the following strategies:

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Complete the Development of our Identified Development Pipeline.  We intend to complete the development of our identified development pipeline of high-quality projects, consisting of two office, two retail and two multifamily projects representing a total of approximately 290,000 square feet of office space, 90,000 square feet of retail space and 491 apartment units. We also intend to acquire the Apprentice School Apartments, a 197-unit multifamily property currently under construction in Newport News, Virginia, upon the satisfaction of certain conditions, including completion of construction of all three components of the Apprentice School project, which is currently expected to occur in November 2013.

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Growth-Oriented Capital Structure.  We intend to use a portion of the net proceeds of this offering to repay approximately $112.8 million of mortgage debt secured by certain properties in our initial portfolio, including related costs and fees. Going forward, we intend to target a debt to gross total assets ratio of approximately 45.0%, which we believe is in line with that of similar publicly traded REITs. We intend to use borrowings under our anticipated credit facility to fund the completion of our identified development pipeline, for future development and for selective acquisitions. Furthermore, we believe our ability to issue common units in our operating partnership to equity holders of potential acquisition properties will provide us a significant advantage over many of our competitors.

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Pursue a Disciplined, Opportunistic Development and Acquisition Strategy Focused on Office, Retail and Multifamily Properties.  We intend to grow our asset base through continued strategic development of office, retail and multifamily properties, including the projects in our identified development pipeline, and the selective acquisition of high-quality properties that are well-located in their submarkets. In evaluating property investment opportunities, we intend to focus on supply and demand characteristics, management of property specific risks and diversification opportunities to meet our investment objectives and provide attractive risk-adjusted returns. We believe that our relationships with real estate developers, governmental entities, brokers, national and regional lenders, high-quality financially stable tenants and other market participants in our target markets will provide us with access to development and acquisition opportunities before they become known to other real estate investors and developers. We seek to create value by developing properties with a minimum expected market capitalization rate approximately 150 basis points higher than the market capitalization rate we would expect to achieve through acquisition. Furthermore, we believe our construction and development expertise provides a high level of quality control while ensuring that the projects we construct and develop are completed more quickly and at a lower cost than if we engaged a third-party general contractor.

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Pursue New, and Expand Existing, Public/Private Relationships.  We intend to leverage our extensive experience in completing large, complex, mixed-use, public/private projects to establish relationships with new public partners while expanding our relationships with existing public partners. In the current environment of constrained municipal budgets, we believe that public/private partnerships are the most cost-effective method of creating value in what historically have been “public” projects. We believe our experience and expertise in executing these types of projects provide us with a significant competitive advantage in pursuing these often highly complex transactions, and our continuing success with these projects has resulted in repeat business with our public partners.

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Leverage our Construction and Development Platform to Attract Additional Third-Party Clients.   We believe that we have a unique advantage over many of our competitors due to our integrated construction and development business that provides expertise, oversight and a broad array of client-focused services. We intend to continue to conduct and grow our construction business and other third-party services by pursuing new clients and expanding our relationships with existing clients.

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Engage in Disciplined Capital Recycling.  Although we do not have any current plans to dispose of any of the properties in our initial portfolio, we intend to opportunistically divest properties when we believe returns have been maximized and to redeploy the capital into new development, acquisition, repositioning or redevelopment projects that are expected to generate higher potential risk-adjusted returns.

Summary Risk Factors

Investing in our common stock involves a high degree of risk. Prospective investors are urged to carefully consider the matters discussed under “Risk Factors” prior to making an investment in our common stock. Such risks include, but are not limited to:

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The geographic concentration of our initial portfolio could cause us to be more susceptible to adverse economic or regulatory developments in the markets in which our properties are located than if we owned a more geographically diverse portfolio.

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We expect to have approximately $280 million of indebtedness outstanding following this offering, including amounts to be drawn from our anticipated credit facility at or shortly after the completion of this offering, which may expose us to the risk of default under our debt obligations and may include covenants that restrict our ability to pay distributions to our stockholders.

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We depend on significant tenants in certain of our office properties, and a bankruptcy, insolvency or inability to pay rent by any of these tenants could result in a material decrease in our rental income, which would have a material adverse effect on us, including our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

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The loss of, or a store closure by, one of the anchor stores or major tenants in our retail shopping center properties could result in a material decrease in our rental income, which would have a material adverse effect on us, including our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

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We may be unable to renew leases, lease vacant space or re-let space on favorable terms or at all as leases expire, which could materially adversely affect us, including our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

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Adverse economic and regulatory conditions, particularly in the Mid-Atlantic region, could adversely affect our construction and development business, which could have a material adverse effect on our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

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There can be no assurance that all of the properties in our identified development pipeline will be completed in their entirety in accordance with the anticipated cost, or that we will achieve the results we expect from the development of such properties, which could materially adversely affect our growth prospects, financial condition, results of operations, cash available for distribution and our ability to service our debt obligations.

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Our dependence on third-party subcontractors and equipment and material providers could result in material shortages and/or project delays and could reduce our profits or result in project losses, which could materially adversely affect our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

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We have not obtained any third-party appraisals of the properties and other assets to be acquired by us from the prior investors in connection with the formation transactions. Accordingly, the value of the cash and common units to be paid or issued as consideration for the properties and assets to be acquired by us in the formation transactions may exceed their aggregate fair market value and will exceed their aggregate historical combined net tangible book value of approximately $(57.1) million as of December 31, 2012.

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Upon completion of this offering and the formation transactions, Daniel Hoffler and his affiliates, directly or indirectly, will own a substantial beneficial interest in our company on a fully diluted basis and will have the ability to exercise significant influence on our company and our operating partnership, including the approval of significant corporate transactions.

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Messrs. Hoffler, Haddad, Kirk, Nero and Apperson and their affiliates will receive benefits in connection with this offering, which create a conflict of interest because they have interests in the successful completion of this offering that may influence their decisions affecting the terms and circumstances under which this offering and formation transactions are completed.

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Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change of control transaction that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

¡	Our tax protection agreements could limit our ability to sell or otherwise dispose of certain properties.

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Failure to qualify as a REIT, or failure to remain qualified as a REIT, would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our stockholders.

¡	We may be unable to make distributions at expected levels, which could result in a decrease in the market price of our common stock.

Our Initial Portfolio

Upon completion of this offering and the formation transactions, we will own 100% of the interests in 24 properties located predominantly in the Hampton Roads, Richmond and Raleigh-Durham markets, consisting of a total of approximately 1.0 million net rentable square feet of office space, 1.1 million net rentable square feet of retail space and 626 multifamily units, which we refer to in this prospectus as our initial portfolio. We built and developed 23 of the 24 properties in our initial portfolio. Our initial portfolio includes ten properties within the Virginia Beach Town Center, a $500 million central business district mixed-use project that we developed in partnership with the City of Virginia Beach, Virginia. In addition, two properties in our identified development pipeline are located within the Virginia Beach Town Center. The Virginia Beach Town Center is a 17-block, on-going, multi-phase development. To date, the City of Virginia Beach has invested approximately $150 million in the Virginia Beach Town Center, which has created a vibrant downtown central business district for Virginia Beach and attracted new tenants both to the city and larger metropolitan statistical area, with 51.0% of tenants being new to Virginia Beach and 34.4% of tenants being new to the larger Hampton Roads Market.

The following table presents an overview of our initial portfolio as of December 31, 2012. As described in the notes to the table below, we occupy space in the Armada Hoffler Tower, Oyster Point and the 249 Central Park Retail properties. The rent and square footage for such space are reflected in the table below, but the rent paid by us is eliminated in consolidation in the financial statements and other financial statement information herein.

Property	Location	Year Built	Net Rentable Square Feet(1)		% Leased(2)	Annualized Base Rent(3)	Annualized Base Rent per Leased Square Foot(3)		Average Net Effective Annual Base Rent per Leased Square Foot(4)
Office Properties
Armada Hoffler Tower(5)	Virginia Beach, VA	2002	327,123		98.3%	$8,652,192	$26.90		$27.73
One Columbus	Virginia Beach, VA	1984	129,424		94.7	2,697,265	22.01		24.61
Two Columbus	Virginia Beach, VA	2009	109,512		80.3	2,134,392	24.26		24.60
Virginia Natural Gas(6)	Virginia Beach, VA	2010	31,000		100.0	568,230	18.33		20.17
Richmond Tower	Richmond, VA	2010	206,969		98.0	6,911,970	34.08		41.84
Oyster Point(7)	Newport News, VA	1989	100,214		81.5	1,700,444	20.81		20.73
Sentara Williamsburg(6)	Williamsburg, VA	2008	49,200		100.0	914,628	18.59		20.50

Subtotal/Weighted Average Office Properties(8)			953,442		94.1%	$23,579,121	$26.29		$28.89

Retail Properties Not Subject to Ground Lease
Bermuda Crossroads	Chester, VA	2001	111,566		93.6%	$1,426,057	$13.65		$12.92
Broad Creek Shopping Center	Norfolk, VA	1997-2001	227,750		95.5	2,895,024	13.31		11.81
Courthouse 7-Eleven	Virginia Beach, VA	2011	3,177		100.0	125,000	39.35		43.81
Gainsborough Square	Chesapeake, VA	1999	88,862		93.0	1,280,905	15.50		15.36
Hanbury Village	Chesapeake, VA	2006-2009	61,049		84.7	1,332,563	25.76		25.60
North Point Center	Durham, NC	1998-2009	215,699		91.1	2,324,762	11.84		11.30
Parkway Marketplace	Virginia Beach, VA	1998	37,804		100.0	753,568	19.93		19.97
Harrisonburg Regal	Harrisonburg, VA	1999	49,000		100.0	683,550	13.95		13.95
Dick’s at Town Center	Virginia Beach, VA	2002	100,804		91.4	908,460	9.86		8.30
249 Central Park Retail(9)	Virginia Beach, VA	2004	92,515		98.7	2,511,180	27.50		27.09
Studio 56 Retail	Virginia Beach, VA	2007	11,600		84.8	333,400	33.91		37.15
Commerce Street Retail	Virginia Beach, VA	2008	20,123		100.0	779,835	38.75	(10)	39.99
Fountain Plaza Retail	Virginia Beach, VA	2004	35,961		100.0	972,426	27.04		26.26
South Retail	Virginia Beach, VA	2002	38,763		92.5%	825,363	23.02		26.54

Subtotal/Weighted Average Retail Properties Not Subject to Ground Lease(11)			1,094,673		93.9%	$17,152,093	$16.68		$16.16

Retail Properties Subject to Ground Lease
Bermuda Crossroads(12)	Chester, VA	2001		(14)	100.0%	$148,500	—		—
Broad Creek Shopping Center(13)	Norfolk, VA	1997-2001		(15)	100.0	572,291	—		—
Hanbury Village(12)	Chesapeake, VA	2006-2009		(16)	100.0	1,067,598	—		—
North Point Center(12)	Durham, NC	1998-2009		(17)	100.0	1,048,135	—		—
Tyre Neck Harris Teeter(11)	Portsmouth, VA	2011		(18)	100.0	507,603	—		—

Subtotal/Weighted Average Retail Properties Subject to Ground Lease					100.0%	$3,344,127	—		—

Total/Weighted Average Retail Properties			1,094,673	(19)		$20,496,220	—		—

Property	Location	Year Built	Apartment Units(20)	% Leased(2)	Annualized Base Rent(21)		Average Monthly Base Rent per Leased Unit(22)
Multifamily
Smith’s Landing(23)	Blacksburg, VA	2009	284	98.6%	$3,305,046		$983.64
The Cosmopolitan	Virginia Beach, VA	2006	342	91.9	7,251,086	(24)	1,723.00

Total/Weighted Average Multifamily Properties			626	94.9%	$10,556,132		$1,374.66

Total Portfolio					$54,631,473

(1)	The net rentable square footage for each of our office properties is the sum of (a) the square footages of existing leases, plus (b) for available space, management’s estimate of net rentable square footage based, in part, on past leases. The net rentable square footage included in office leases is generally determined consistently with the Building Owners and Managers Association, or BOMA, 1996 measurement guidelines. The net rentable square footage for each of our retail properties is the sum of (a) the square footages of existing leases, plus (b) for available space, the field verified square footage.

(2)	Percentage leased for each of our office and retail properties is calculated as (a) square footage under commenced leases as of December 31, 2012, divided by (b) net rentable square feet, expressed as a percentage. Percentage leased for our multifamily properties is calculated as (a) total units rented as of December 31, 2012, divided by (b) total units available, expressed as a percentage.

(3)	For the properties in our office and retail portfolios, annualized base rent is calculated by multiplying (a) base rental payments (defined as cash base rents (before abatements) excluding tenant reimbursements for expenses paid by the landlord) for the month ended December 31, 2012, by (b) 12. Annualized base rent per leased square foot is calculated by dividing (a) annualized base rent, by (b) square footage under commenced leases as of December 31, 2012. In the case of triple net or modified gross leases, annualized base rent does not include tenant reimbursements for real estate taxes, insurance, common area or other operating expenses.

(4)	Average net effective annual base rent per leased square foot represents (a) the contractual base rent for leases in place as of December 31, 2012, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (b) square footage under commenced leases as of December 31, 2012.

(5)	As of December 31, 2012, we occupied 16,151 square feet at this property at an annualized base rent of $484,853, or $30.02 per leased square foot, which amounts are reflected in the % leased, annualized base rent and annualized base rent per square foot columns in the table above. In the combined financial statements of our Predecessor and following completion of this offering and the formation transactions, the rent paid by us is eliminated from our revenues in consolidation. In addition, effective March 1, 2013, we sublease approximately 5,000 square feet of space from a tenant at this property.

(6)	This property is subject to a triple net lease pursuant to which the tenant pays operating expenses, insurance and real estate taxes.

(7)	As of December 31, 2012, we occupied 1,718 square feet at this property on which we do not pay rent.

(8)	Reflects square footage and annualized base rent pursuant to leases for space occupied by us. If the space occupied by us were excluded from the table, net rentable square feet, % leased, annualized base rent and annualized base rent per leased square foot for our office portfolio would be 935,573, 94.0%, $23,094,269 and $26.27, respectively.

(9)	As of December 31, 2012, we occupied 13,839 square feet at this property at an annualized base rent of $299,338, or $21.63 per leased square foot, which amounts are reflected in the % leased, annualized base rent and annualized base rent per square foot columns in the table above. In the combined financial statements of our Predecessor and following completion of this offering and the formation transactions, the rent paid by us is eliminated from our revenues in consolidation.

(10)	Includes $25,200 of annualized base rent pursuant to a rooftop lease.

(11)	Reflects square footage and annualized base rent pursuant to leases for space occupied by us. If the space occupied by us were excluded from the table, net rentable square feet, % leased, annualized base rent and annualized base rent per leased square foot for our retail properties not subject to ground lease portfolio would be 1,080,843, 93.8%, $16,852,756 and $16.62, respectively.

(12)For	this ground lease, we own the land and the tenant owns the improvements thereto. We will succeed to the ownership of the improvements to the land upon the termination of the ground lease.

(13)	We lease the land underlying this property from the owner of the land pursuant to a ground lease. We re-lease the land to our tenant under a separate ground lease pursuant to which our tenant owns the improvements on the land.

(14)	Tenants collectively lease 139,356 square feet of land from us pursuant to ground leases.

(15)	Tenants collectively lease 299,170 square feet of land from us pursuant to ground leases.

(16)	Tenants collectively lease 105,988 square feet of land from us pursuant to ground leases.

(17)	Tenants collectively lease 1,439,455 square feet of land from us pursuant to ground leases.

(18)	Tenant leases 202,107 square feet of land from us pursuant to a ground lease.

(19)	The total square footage of our retail portfolio excludes the square footage of land subject to ground leases.

(20)	Units represent the total number of apartment units available for rent at December 31, 2012.

(21)	For the properties in our multifamily portfolio, annualized base rent is calculated by multiplying (a) base rental payments for the month ended December 31, 2012 by (b) 12.

(22)	Average monthly base rent per leased unit represents the average monthly rent for all leased units for the month ended December 31, 2012.

(23)	We lease the land underlying this property from the owner of the land pursuant to a ground lease.

(24)	The annualized base rent for The Cosmopolitan includes $752,604 of annualized rent from 14 retail leases at the property.

Our Identified Development Pipeline

In addition to the properties in our initial portfolio, prior to the closing of this offering we will enter into a purchase agreement to acquire a 197-unit multifamily property located in Newport News, Virginia, upon the satisfaction of certain conditions, including completion of the project’s construction, which is currently expected to occur in November 2013, and will succeed to the projects in Armada Hoffler’s development pipeline, which we refer to in this prospectus as our identified development pipeline, as described below (dollars in thousands):

Property	Location	Property Type	Estimated Square Footage(1)		Estimated Units(1)	Estimated Cost(1)	Cost Incurred through December 31, 2012	Estimated Date of Completion(1)	Estimated Ownership %(1)	Principal Tenants

Main Street Office(2)	Virginia Beach, VA	Office	234,000	(3)	N/A	$52,304	$750	July 2014	100%	Clark Nexsen, Development Authority of Virginia Beach(4)
Main Street Apartments(2)	Virginia Beach, VA	Multifamily	N/A		288	34,136	277	July 2014	100%	N/A
Jackson Street Apartments	Durham, NC	Multifamily	N/A		203	27,386	218	July 2014	80%	N/A
Sandbridge Commons	Virginia Beach, VA	Retail	75,000		N/A	14,141	266	September 2014	85%	Harris Teeter(4)
Brooks Crossing	Newport News, VA	Office(5)	60,000		N/A	13,365	476	July 2014	65%	Huntington Ingalls(4), City of Newport News(4)
Greentree Shopping Center(6)	Chesapeake, VA	Retail	15,600		N/A	5,588	103	July 2014	100%	WaWa(4)

Total			384,600		491	$146,920	$2,090

(1)	Represents estimates that may change as the development process proceeds.

(2)	This property will be located within the Virginia Beach Town Center.

(3)	Approximately 83,600 square feet have been pre-leased by Clark Nexsen, an architectural firm. We expect approximately 23,300 square feet to be pre-leased by the Development Authority of Virginia Beach, although no lease has been signed as of the date of this prospectus.

(4)	No lease agreement has been signed as of the date of this prospectus. We expect the lease agreement to be in place prior to the commencement of construction on this project.

(5)	We expect that this property will include 28,200 square feet of retail space.

(6)	We are currently negotiating with Wal-Mart to sell them a pad-ready site adjacent to Greentree Shopping Center.

In November 2012, Armada Hoffler was selected by Johns Hopkins University, after an extensive competitive selection process, to join with the University in the redevelopment of a 1.12 acre property adjacent to the University’s Homewood campus in Baltimore, Maryland. The project is expected to include market-rate student housing, a hotel, retail space, restaurants and parking. The goal of the completed project will be to complement the Homewood campus and nearby Charles Village neighborhood and provide a catalyst for future development in the area. Upon completion of this offering and the formation transactions, we will succeed to Armada Hoffler’s right to develop and build the Johns Hopkins project.

The commencement of construction on all of the projects identified in the table above and the Johns Hopkins project, are subject to, among other factors, regulatory approvals, the acquisition of financing and suitable market conditions. See “Business and Properties—Our Identified Development Pipeline” for more information regarding the projects in our identified development pipeline.

Our Third-Party Construction Business

Upon the completion of this offering and the formation transactions, we will succeed to Armada Hoffler’s construction business, which was engaged as general contractor with respect to 20 construction projects for both third-party and related party clients as of December 31, 2012. As part of the formation transactions, we will acquire from Armada Hoffler all of the construction contracts in place on the date of the completion of this offering and, as a result, will assume all of Armada Hoffler’s obligations under those contracts. Of the 20 construction projects in progress as of December 31, 2012, we currently expect that nine of these construction projects will be on-going upon completion of this offering. As of December 31, 2012, these nine construction projects have an estimated contract value of approximately $83.5 million with approximately $20.1 million of work in place and a balance to complete of approximately $63.4 million. See “Business and Properties—Our Third Party Construction Business.”

Our Third-Party Construction Pipeline

As of December 31, 2012, Armada Hoffler also had 16 additional third-party construction contracts in various stages of negotiation with both third parties and related parties, which we refer to as our third-party construction pipeline. As of December 31, 2012, no contracts had been executed with respect to any projects in our third-party construction pipeline. We cannot assure you that any or all of these contracts will be executed or that, once executed, we will commence or complete construction on all or any of the projects. Twelve of the 16 construction projects being negotiated are expected to be built in Virginia, including 11 in the Hampton Roads region of Virginia. The other four construction projects being negotiated are expected to be built in Maryland, including two located in Baltimore, Maryland. We currently estimate that the aggregate contract value of these contracts under negotiation will be approximately $200 million, but the actual value of the construction contracts we enter into may be significantly less than this amount. See “Business and Properties—Our Third-Party Construction Pipeline” for more information regarding the projects in our third-party construction pipeline.

Structure and Formation of Our Company

Our Operating Entities

Our Company

We were formed as a Maryland corporation in October 2012 and will commence operations upon completion of this offering and the formation transactions. We will conduct our business through a traditional umbrella partnership real estate investment trust, or UPREIT, structure in which our properties are owned by our operating partnership directly or through limited partnerships, limited liability companies or other subsidiaries, as described below under “—Our Operating Partnership.” We are the sole general partner of our operating partnership and, upon completion of this offering and the formation transactions, will own approximately % of the common units in our operating partnership. Our board of directors will oversee our business and affairs.

Our Operating Partnership

Our operating partnership was formed as a Virginia limited partnership in October 2012 and will commence operations upon completion of this offering and the formation transactions. Following completion of this offering and the formation transactions, substantially all of our assets will be held by, and our operations will be conducted through, our operating partnership. As the sole general partner of our operating partnership, we generally will have the exclusive power under the partnership agreement to manage and conduct its business and affairs, subject to certain limited approval and voting rights of the limited partners, which are described more fully below in “Description of the Partnership Agreement of Armada Hoffler, L.P.” In the future, we may issue common units from time to time in connection with property acquisitions, compensation or otherwise.

Our Services Company

As part of the formation transactions, we formed Armada Hoffler Holding, Inc., which we refer to in this prospectus as our services company. Our services company is wholly owned by our operating partnership and will conduct, through its wholly-owned subsidiaries, our third-party construction and development business and our asset management business. We will elect with our services company to treat it as a taxable REIT subsidiary, or TRS, for federal income tax purposes. As a result, our services company and any other TRSs we may form will be fully subject to federal, state and local corporate income taxes.

Formation Transactions

The properties and businesses that will be owned by us through our operating partnership upon completion of this offering and the formation transactions are currently owned directly or indirectly by partnerships, limited liability companies and corporations in which Messrs. Hoffler, Haddad, Kirk and their affiliates and certain of our other officers and their affiliates, whom we refer to as the Armada Hoffler affiliates, and other third parties own a direct or indirect interest. We refer to these partnerships, limited liability companies and corporations collectively as the “ownership entities.” The current owners of the ownership entities or their parent companies, whom we refer to as the “prior investors,” have entered into contribution agreements with our operating partnership pursuant to which they will contribute their interests in the ownership entities, or sell certain assets, to our operating partnership or its subsidiaries concurrently with the completion of this offering. Pursuant to contribution agreements, the prior investors will contribute equity interests in the entities that own the properties in our initial portfolio to our operating partnership in exchange for cash and common units. In addition, (i) Armada Hoffler Construction Company and Armada Hoffler Construction Company of Virginia will transfer to our services company, pursuant to an asset purchase agreement, certain assets of their construction business, including construction contracts in progress, which we refer to as the “construction business,” and (ii) the owners of the development and asset management businesses of Armada Hoffler will transfer, pursuant to an asset purchase agreement, certain assets to our services company. See “Certain Relationships and Related Transactions.” The value of the consideration to be paid to the prior investors in the formation transactions will be based upon the terms of the applicable contribution agreements and asset purchase agreements and was not based on arms-length negotiations. No appraisal of our initial portfolio and other assets was obtained. See “Structure and Formation of Our Company—Our Structure—Determination of Consideration Payable in the Formation Transactions.”

The numbers and values of common units set forth below and herein assume a value per common unit equal to the price to the public of our common stock in this offering based upon the midpoint of the price range set forth on the front cover of this prospectus. Pursuant to the terms of the contribution agreements entered into with the prior investors other than the Armada Hoffler affiliates, the value to be received by them in exchange for their contribution of interests in the ownership entities is fixed. As a result, in the event the price to the public in this offering is less than the midpoint of the price range set forth on the front cover of this prospectus, the number of common units issuable to prior investors other than the Armada Hoffler affiliates will increase and the number of common units issuable to the Armada Hoffler affiliates will decrease by a corresponding amount. Similarly, in the event the price to the public in this offering is greater than the midpoint of the price range set forth on the front cover of this prospectus, the number of common units issuable to prior investors other than the Armada Hoffler affiliates will decrease and the number of common units issuable to the Armada Hoffler affiliates will increase by a corresponding amount.

Pursuant to the formation transactions, the following have occurred or will occur substantially concurrently with the completion of this offering.

¡	We were formed as a Maryland corporation, and our operating partnership was formed as a Virginia limited partnership, in October 2012.

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We will sell              shares of our common stock in this offering and an additional              shares if the underwriters exercise their overallotment option in full, and we will contribute the net proceeds from this offering to our operating partnership in exchange                  for common units (or                  common units if the underwriters exercise their overallotment option in full).

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Our operating partnership will consolidate the ownership of our initial portfolio of properties by acquiring from the prior owners all of the equity interests in the ownership entities that directly or indirectly own such properties in exchange for cash and common units of our operating partnership pursuant to contribution agreements between us and such prior owners.

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Our services company will succeed to the construction business of Armada Hoffler through its acquisition of the construction contracts and certain other assets of Armada Hoffler Construction Company and Armada Hoffler Construction Company of Virginia pursuant to an asset purchase agreement.

¡	Our services company will succeed to the development and asset management businesses of Armada Hoffler through the sale of certain assets to our services company.

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Our operating partnership will acquire equity interests in entities that own or control the projects in our identified development pipeline from Armada Hoffler and its affiliates and assume certain debt related to the development projects, which we currently expect will be approximately $         million in the aggregate.

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Prior investors, other than the Armada Hoffler affiliates, will receive as consideration for such contributions and acquisitions an aggregate of $         of cash and common units having an aggregate value of approximately $         in accordance with the terms of the applicable contribution and asset purchase agreements.

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Prior investors who are Armada Hoffler affiliates, including Messrs. Hoffler, Haddad and Kirk and certain of our other officers, will receive as consideration for such contributions and acquisitions, an aggregate of $         of cash and common units having an aggregate value of approximately $        .

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We will enter into a purchase agreement to acquire the Apprentice School Apartments project from Messrs. Hoffler, Haddad and Kirk and certain of our other officers upon the satisfaction of certain conditions, including the completion of construction of all three components of the Apprentice School project, which is currently expected to occur in November 2013, for approximately $4.6 million, the repayment of $3.0 million of mezzanine indebtedness and the assumption of approximately $20.9 million of first mortgage debt.

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We and our operating partnership will acquire options to acquire nine vacant parcels of developable land from entities owned or controlled by Messrs. Hoffler, Haddad and Kirk and certain of our other officers. See “Our Business and Properties—Option Properties.”

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Mr. Hoffler will enter into a representation, warranty and indemnity agreement, pursuant to which he will make certain representations and warranties to us regarding the properties being acquired in the formation transactions and agree to indemnify us and our operating partnership for certain breaches of such representations and warranties for one year after the completion of the formation transactions. Mr. Hoffler will also agree to indemnify us with respect to certain aspects of the construction business. See “Structure and Formation of Our Company—Formation Transactions.” Other than Mr. Hoffler, none of the prior investors will provide us with any indemnification, other than with respect to representations regarding their interests in the ownership entities that they will contribute to us.

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We will enter into tax protection agreements with certain of the prior investors who will become limited partners of our operating partnership, including the Armada Hoffler affiliates, pursuant to which we will agree to indemnify them against certain adverse tax consequences to them, which may affect the way in which we conduct our business, including with respect to when and under what circumstances we sell properties in our initial portfolio or interests therein or repay debt during the restriction period. See “Structure and Formation of Our Company—Tax Protection Agreements.”

¡	The current management team of Armada Hoffler will become our senior management team, and approximately 100 current employees of Armada Hoffler and its affiliates will become our employees.

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Concurrently with or shortly after completion of this offering, we anticipate entering into an agreement for a $100 million secured revolving credit facility, which we expect to contain an accordion feature that will allow us to increase the borrowing capacity under the facility up to $250 million, subject to our satisfaction of certain conditions. We expect to use approximately $19.3 million of borrowings under this credit facility initially to fund a portion of the cash consideration payable in connection with the completion of the formation transactions, to acquire the projects in our identified development pipeline and to repay existing lines of credit and certain debt relating to the projects in our development pipeline and thereafter for general corporate purposes, including funding acquisitions and development and redevelopment of properties in our portfolio and for working capital.

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Our operating partnership intends to use a portion of the net proceeds of this offering to repay approximately $112.8 million of outstanding indebtedness, including associated fees and costs. As a result, we expect to have approximately $280 million of total debt outstanding upon completion of this offering and the formation transactions, including amounts expected to be drawn from our anticipated credit facility at or shortly after the completion of this offering.

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As a result of the foregoing, (i) we will own 100% of the interests in the properties in our initial portfolio, (ii) our services company will succeed to the ongoing construction and development business of Armada Hoffler, (iii) we will assume asset management of certain of the properties in our initial portfolio, (iv) our services company will succeed to the third-party asset management business of Armada Hoffler, (v) we will own interests in entities that own or control the six development projects in our identified development pipeline, (vi) we will acquire options to acquire nine parcels of developable land from Armada Hoffler, and (vii) we will enter into a purchase agreement to acquire the Apprentice School Apartments, a 197-unit multifamily property currently under construction in Newport News, Virginia, upon completion of construction of all the three components of the Apprentice School project, which is currently expected to occur in November 2013.

Benefits of the Formation Transactions to Related Parties

In connection with this offering and the formation transactions, affiliates of Armada Hoffler will receive material benefits described in “Certain Relationships and Related Transactions,” including those described below. All amounts are based on a value equal to the midpoint of the price range set forth on the front cover of this prospectus.

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Mr. Hoffler, our Executive Chairman, and his affiliates, including certain trusts he established for the benefit of his family, will receive common units having an aggregate value of approximately $         and approximately $         in cash in connection with the formation transactions. As a result, Mr. Hoffler and his affiliates will own approximately     % of the combined shares of our common stock and common units in our operating partnership upon completion of this offering and the formation transactions, or     % if the underwriters’ overallotment option is exercised in full.

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Mr. Haddad, our President and Chief Executive Officer, will receive common units having an aggregate value of approximately $         and approximately $         in cash in connection with the formation transactions. As a result, Mr. Haddad will own approximately     % of the combined shares of our common stock and common units in our operating partnership upon completion of this offering and the formation transactions, or % if the underwriters’ overallotment option is exercised in full.

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Mr. Kirk, our Vice Chairman, and his affiliates, including a trust and entities he established for the benefit of his family, will receive common units having an aggregate value of approximately $         and approximately $         in cash in connection with the formation transactions. As a result, Mr. Kirk and his affiliates will own approximately     % of the combined shares of our common stock and common units in our operating partnership upon completion of this offering and the formation transactions, or     % if the underwriters’ overallotment option is exercised in full.

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Other executive officers and employees of our company will receive, in the aggregate, common units having an aggregate value of approximately $         and approximately $         in cash in connection with the formation transactions.

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Messrs. Hoffler, Haddad and Kirk are guarantors of approximately $71.7 million of indebtedness, in the aggregate, which will be repaid with a portion of the net proceeds from this offering and, as a result, Messrs. Hoffler, Haddad and Kirk will be released from these guarantee obligations. In addition, Messrs. Hoffler, Haddad and Kirk are guarantors of approximately $111.0 million of indebtedness, in the aggregate, that will be assumed by us upon completion of this offering. In connection with this assumption, we will seek to have Messrs. Hoffler, Haddad and Kirk released from such guarantees and to have our operating partnership directly assume any such guarantee obligations as replacement guarantor or, alternatively, we will agree to reimburse Messrs. Hoffler, Haddad and Kirk for any amounts paid by them under guarantees with respect to the assumed indebtedness.

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Our operating partnership will enter into tax protection agreements with certain of the prior investors who become limited partners of our operating partnership, including Messrs. Hoffler, Haddad, Kirk, Anthony Nero our President of Development, and Eric Apperson, our President of Construction, and their affiliates, and certain of our other officers, pursuant to which our operating partnership will agree to indemnify such limited partners against adverse tax consequences (including as a result of receiving a tax protection payment) in connection with: (i) our sale of the protected properties in our initial portfolio in a taxable transaction until the                      anniversary of the completion of the formation transactions; and (ii) our operating partnership’s failure to provide such limited partners the opportunity to guarantee certain debt of our operating partnership until the                      anniversary of the completion of the formation transactions. Pursuant to the tax protection agreements, it is anticipated that the total amount of protected built in gain on the protected properties will be approximately $         million. Our operating partnership also will agree to provide certain prior investors, including Messrs. Hoffler, Haddad, Kirk, Nero and Apperson and their affiliates, as well as certain of our other officers, the opportunity to guarantee a portion of our operating partnership’s indebtedness, or, alternatively, to enter into deficit restoration obligations, to provide them with certain tax protections. We are currently evaluating, and have not yet determined, whether such limited partners will have a need to guarantee debt immediately upon the completion of the formation transactions and this offering. In addition to any guarantee opportunities provided immediately upon completion of the formation transactions and this offering, this opportunity will also be provided upon future repayment, retirement, refinancing, or other reduction (other than scheduled amortization) of our operating partnership’s liabilities, and we will indemnify those partners for any tax liabilities they incur as a result of our failure to timely provide such opportunity and any tax liabilities incurred as a result of such tax protection payment. See “Structure and Formation of Our Company—Tax Protection Agreements” and “Structure and Formation of Our Company—Benefits of the Formation Transactions to Related Parties.”

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Pursuant to the terms of the partnership agreement of our operating partnership, we will agree to file, following the date on which we become eligible to file a registration statement on Form S-3 under the Securities Act of 1933, as amended, one or more registration statements registering the issuance and resale of the common stock issuable upon redemption of the common units issued in connection with the formation transactions, including those issued to Messrs. Hoffler, Haddad and Kirk, their affiliates and related trusts and certain of our other directors and executive officers and their affiliates. We will agree to pay all of the expenses relating to such registration statements. See “Shares Eligible for Future Sale—Registration Rights.”

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We intend to adopt a severance plan, effective upon completion of this offering, in which certain of our officers will be participants, including our named executive officers. The material terms of this plan are described under “Executive Compensation—Severance Benefits” and “Executive Compensation—Summary Compensation Table.”

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We intend to enter into indemnification agreements with our directors and executive officers effective upon the completion of this offering, providing for procedures for indemnification by us to the fullest extent permitted by law and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us or, at our request, service to other entities, as officers or directors or in certain other capacities.

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We intend to adopt our 2013 Equity Incentive Plan, under which we may grant cash or equity incentive awards to our directors, officers, employees and consultants. Upon completion of this offering, we will issue an aggregate of              shares of restricted common stock to Messrs. Hoffler and Kirk (based on the midpoint of the price range set forth on the cover of this prospectus), and an aggregate of              shares of restricted common stock to our independent directors (based on the midpoint of the price range set forth on the cover of this prospectus). See “Executive Compensation—Equity Incentive Plan.”

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” An emerging growth company may take advantage of specified reduced reporting requirements and are relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company, among other things:

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we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

¡	we are permitted to provide less extensive disclosure about our executive compensation arrangements;

¡	we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements; and

¡	we have elected not to use an extended transition period for complying with new or revised accounting standards.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1 billion in annual revenues, have more than $700 million in market value of shares of our common stock held by non-affiliates, or issue more than $1 billion of non-convertible debt securities over a three-year period.

Our Structure

The following diagram depicts our expected ownership structure upon completion of this offering and the formation transactions. Our operating partnership will own the various properties in our initial portfolio directly or indirectly, and in some cases through special purpose entities that were created in connection with various financings. All amounts are based on the midpoint of the price range set forth on the front cover of this prospectus.

(1)	Reflects (a) and shares of restricted common stock to be granted to Messrs. Hoffler and Kirk, respectively, concurrently with the completion of this offering, (b) shares of restricted common stock to be granted to each of our independent directors concurrently with the completion of this offering and (c) an aggregate of shares of restricted common stock to be granted to certain officers and employees of our company concurrently with the completion of this offering.

Restrictions on Transfer

Under the partnership agreement for our operating partnership, holders of common units may not transfer their units without our prior consent, as general partner of the operating partnership. Each of our executive officers, directors and director nominees and their respective affiliates have agreed not to sell or otherwise transfer or encumber any shares of our common stock or securities convertible or exchangeable into our common stock (including common units) owned by them at the completion of this offering or thereafter acquired by them for a period of 180 days (with respect to our executive officers, directors and director nominees and their affiliates) without the written consent of Robert W. Baird & Co. Incorporated. Beginning on the first anniversary of the completion of the formation transactions, holders of common units may tender their units for redemption by the operating partnership in exchange for cash equal to the market price of our common stock at the time of redemption or, at our option, for shares of our common stock on a one-for-one basis as described under “Description of the Partnership Agreement of Armada Hoffler, L.P.—Redemption Rights.”

Restrictions on Ownership of our Capital Stock

Due to limitations on the concentration of ownership of REIT stock imposed by the Internal Revenue Code of 1986, as amended, or the Code, effective upon the completion of this offering and subject to certain exceptions, our charter will provide that no person may beneficially or constructively own more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Our charter will also prohibit any person from, among other things:

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beneficially or constructively owning or transferring shares of our capital stock if such ownership or transfer would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a year);

¡	transferring shares of our capital stock if such transfer would result in our capital stock being owned by less than 100 persons;

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beneficially or constructively owning shares of our capital stock to the extent such beneficial or constructive ownership would cause us to constructively own ten percent or more of the ownership interests in a tenant (other than a TRS) of our real property within the meaning of Section 856(d)(2)(B) of the Code; and

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beneficially or constructively owning or transferring shares of our capital stock if such beneficial or constructive ownership or transfer would otherwise cause us to fail to qualify as a REIT under the Code, including, but not limited to, as a result of any hotel management companies failing to qualify as an “eligible independent contractor” under the REIT rules.

Our board of directors, in its sole discretion, may exempt (prospectively or retroactively) a person from the 9.8% ownership limit and certain other restrictions in our charter and may establish or increase an excepted holder percentage limit for such person if our board of directors obtains such representations, covenants and undertakings as it deems appropriate in order to conclude that granting the exemption and/or establishing or increasing the excepted holder percentage limit will not cause us to lose our status as a REIT.

Our charter will also provide that any ownership or purported transfer of our stock in violation of the foregoing restrictions will result in the shares owned or transferred in such violation being automatically transferred to one or more charitable trusts for the benefit of a charitable beneficiary and the purported owner or transferee acquiring no rights in such shares, except that any transfer that results in the violation of the restriction relating to shares of our capital stock being beneficially owned by fewer than 100 persons will be void ab initio. If the transfer to the trust is ineffective for any reason to prevent a violation of the restriction, the transfer that would have resulted in such violation will be void ab initio.

Conflicts of Interest

Following the completion of this offering and the formation transactions, conflicts of interest may arise between the holders of common units of our operating partnership, on the one hand, and our stockholders, on the other hand, with respect to certain transactions, such as the sale of properties or a reduction of indebtedness, which could have adverse tax consequences to holders of common units, including Messrs. Hoffler, Haddad and Kirk (our Executive Chairman, President and Chief Executive Officer and Vice Chairman, respectively), thereby making those transactions less desirable to such holders. See “Policies with respect to Certain Activities—Conflict of Interest Policies” and “Description of the Partnership Agreement of Armada Hoffler, L.P.” In addition, Messrs. Hoffler, Haddad and Kirk and/or our other directors and executive officers are parties to, or have interests in, certain agreements with us, including contribution agreements and, in the case of Mr. Hoffler, a representation, warranty and indemnity agreement. See “Certain Relationships and Related Transactions—Formation Transactions.” Furthermore, our operating partnership will enter into tax protection agreements with certain prior investors who will become limited partners of our operating partnership, including Messrs. Hoffler, Haddad, Kirk, Nero and Apperson and their affiliates and certain of our other officers, pursuant to which our operating partnership will agree to indemnify them against certain adverse tax consequences to them, which may affect the way in which we conduct our business, including with respect to when and under what circumstances we sell properties in our initial portfolio or interests therein or repay debt during the restriction period. See “Structure and Formation of Our Company—Tax Protection Agreements.” There may be conflicts of interest in the interpretation and enforcement of such agreements.

In addition, our management team will retain ownership interests in certain properties that will not be contributed to us in our formation transactions. We will provide asset management services to 16 of these properties and construction and development services to the Apprentice School project following the completion of this offering. As a result of these ownership interests and asset management agreements, our management team will have conflicts of interest. See “Risk Factors—Risks Related to Our Organizational Structure—We may pursue less vigorous enforcement of terms of the contribution and other agreements with members of our senior management and our affiliates because of our dependence on them and conflicts of interest.” For additional information about these relationships, see “Certain Relationships and Related Transactions—Excluded Assets.”

We will have options to purchase nine parcels of developable land from entities owned or controlled by the Armada Hoffler affiliates following the completion of the formation transactions. These individuals will have a conflict of interest with respect to our election to exercise these options and acquire these properties.

Distribution Policy

We intend to pay regular quarterly cash dividends to holders of our common stock. Although we have not previously paid dividends, we intend to pay a pro rata dividend with respect to the period commencing on the completion of this offering and ending                     , 2013 based on $         per share for a full quarter. On an annualized basis, this would be $         per share, or an annual dividend rate of approximately     %, based on the midpoint of the price range set forth on the front cover of this prospectus. We intend to maintain our initial dividend rate for the 12-month period following completion of this offering unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimates. Actual distributions may be significantly different from expected distributions. Distributions declared by us will be authorized by our board of directors in its sole discretion out of funds legally available therefore and will depend upon a number of factors, including restrictions under applicable law, our results of operations, the capital requirements of our company and the distribution requirements necessary to maintain our qualification as a REIT. See “Distribution Policy.”

We intend to make dividend distributions that will enable us to meet the distribution requirements applicable to REITs and to eliminate or minimize our obligation to pay income and excise taxes. Although we have no current intention to pay dividends in shares of our common stock, we may in the future choose to do so. See “Material U.S. Federal Income Tax Considerations—Taxation of Taxable U.S. Stockholders” and “Risk Factors—Risks Related to Our Status as a REIT—We may pay taxable dividends in shares of our common stock and cash, in which case stockholders may sell shares of our common stock to pay tax on such dividends, placing downward pressure on the market price of our common stock.” We do not intend to reduce the expected dividend per share if the underwriters’ overallotment option is exercised.

Our Tax Status

We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with our short taxable year ending December 31, 2013. Our qualification as a REIT will depend upon our ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our capital stock. We believe that we will be organized in conformity with the requirements for qualification as a REIT under the Code and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT for U.S. federal income tax purposes commencing with our short taxable year ending December 31, 2013. In addition, we intend to elect to treat Armada Hoffler Holding, Inc., which, through its wholly-owned subsidiaries, will operate our construction, development and third-party asset management businesses, as a TRS.

As a REIT, we generally will not be subject to U.S. federal income tax on our net taxable income that we distribute currently to our stockholders. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute each year at least 90% of their REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gains. If we fail to qualify for taxation as a REIT in any taxable year and do not qualify for certain statutory relief provisions, our income for that year will be taxed at regular corporate rates, and we would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. Even if we qualify as a REIT for U.S. federal income tax purposes, we may still be subject to state and local taxes on our income and assets and to federal income and excise taxes on our undistributed income. Additionally, any income earned by our services company, and any other TRS we form in the future, will be fully subject to federal, state and local corporate income tax.

Corporate Information

Our principal executive office is located at 222 Central Park Avenue, Suite 2100, Virginia Beach, Virginia 23462 in the Armada Hoffler Tower at the Virginia Beach Town Center. In addition, we have construction offices located at 249 Central Park Avenue, Suite 300, Virginia Beach, Virginia 23462 and 720 Aliceanna Street, Suite 320-A, Baltimore, Maryland 21202. The telephone number for our principal executive office is (757) 366-4000. We maintain a website located at www.armadahoffler.com. The information on, or accessible through, our website is not incorporated into and does not constitute a part of this prospectus or any other report or document we file with or furnish to the Securities and Exchange Commission, or SEC.

This Offering

Common stock offered by us	shares (plus up to an additional shares of our common stock that we may issue and sell upon the exercise of the underwriters’ overallotment option in full).

Common stock to be outstanding after this offering	shares(1)

Common stock and common units to be outstanding after this offering and the formation transactions	shares and common units(1)(2)

Use of proceeds	We estimate that the net proceeds of this offering, after deducting the underwriting discount and commissions and estimated offering expenses payable by us, will be approximately $ million ($ million if the underwriters exercise their overallotment option in full). We will contribute the net proceeds of this offering to our operating partnership. Our operating partnership intends to use the net proceeds of this offering as follows:

•	approximately $112.8 million to repay outstanding indebtedness, including exit fees, defeasance costs and assumption costs of approximately $2.2 million;

•	approximately $44.0 million to pay prior investors in connection with the formation transactions; and

•	the remaining net proceeds, if any, for general corporate purposes, including working capital, future acquisitions, transfer taxes and, potentially, paying distributions.

Risk Factors	Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 21 and other information included in this prospectus before investing in our common stock.

Proposed NYSE symbol	“AHH”

(1)	Includes (a) shares of common stock to be issued in this offering, (b) an aggregate of restricted shares to be granted to our directors concurrently with the completion of this offering (based on the midpoint of the price range set forth on the cover of this prospectus) and (c) an aggregate of shares of restricted stock to be granted to our employees concurrently with the completion of this offering (based on the midpoint of the price range set forth on the cover of this prospectus). Excludes (a) shares of our common stock issuable upon the exercise of the underwriters’ overallotment option in full, (b) shares of our common stock available for future issuance under our 2013 Equity Incentive Plan, and (c) shares that may be issued, at our option, upon redemption of common units to be issued in the formation transactions.

(2)	Includes common units expected to be issued in the formation transactions, which may, subject to certain limitations, and as set forth in the partnership agreement of our operating partnership, be redeemed for cash or, at our option, for shares of our common stock on a one-for-one basis beginning one year following completion of the formation transactions.

Summary Selected Financial Data

The following table sets forth summary selected financial and operating data on a historical combined basis for our “Predecessor.” Our Predecessor, which is not a legal entity, is comprised of certain entities and their consolidated subsidiaries that own directly or indirectly (i) controlling interests in 22 office, retail and multifamily properties, (ii) non-controlling, unconsolidated equity interests in one retail and one multifamily property, (iii) the property development and asset management business of Armada Hoffler and (iv) the general commercial construction business of Armada Hoffler. We refer to these entities and their subsidiaries as the “ownership entities.” Each of the ownership entities currently owns, directly or indirectly, one or more office, retail or multifamily properties. Upon completion of this offering and the formation transactions, we will acquire the 22 office, retail and multifamily properties owned directly or indirectly by our Predecessor, as well as our Predecessor’s unconsolidated equity interests in one retail and one multifamily property, and assume the ownership and operation of its business. We have not presented historical information for Armada Hoffler Properties, Inc. because we have not had any corporate activity since our formation other than the issuance of 1,000 shares of common stock in connection with the initial capitalization of the company and activity in connection with this offering, and because we believe that a discussion of the results of Armada Hoffler Properties, Inc. would not be meaningful.

You should read the following summary selected financial data in conjunction with our historical combined financial statements and the related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

The historical combined balance sheet information as of December 31, 2012 and 2011 of our Predecessor and the combined statements of operations for the years ended December 31, 2012, 2011 and 2010 of our Predecessor have been derived from the historical audited combined financial statements included elsewhere in this prospectus and includes all adjustments consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the historical financial statements for such periods. The historical combined balance sheet information of our Predecessor as of December 31, 2010 has been derived from the historical audited combined financial statements not included in this prospectus.

Our unaudited selected pro forma consolidated financial statements and operating information as of and for the year ended December 31, 2012 assume completion of this offering and the formation transactions as of January 1, 2012 for the operating data and as of December 31, 2012 for the balance sheet data. Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

The Company (Pro Forma) and Our Predecessor

	Pro Forma Consolidated	Year Ended December 31,
		Historical Combined
	2012	2012	2011	2010
		(In thousands, except per share data)
Statement of Operations Data:
Revenues:
Rental income		$54,436	$52,578	$47,847
General contractor and service fee income		54,046	77,602	87,279
Total revenues		108,482	130,180	135,126
Expenses:
Rental expenses		12,682	12,568	11,734
Real estate taxes		4,865	4,781	4,463
General contractor expenses		50,103	72,138	82,127
General and administrative expenses		3,232	3,728	2,523
Depreciation and amortization		12,909	12,994	12,158
Total expenses		83,791	106,209	113,005
Operating income		24,691	23,971	22,121
Other income (expense)		777	258	168
Interest expense		(16,561)	(18,134)	(18,208)
Loss on Extinguishment of Debt		—	(3,448)	—
Income from continuing operations		8,907	2,647	4,081
Discontinued operations:
Loss from discontinued operations		(35)	(318)	(338)
Loss on sale of real estate		25	(63)	1
Results from discontinued operations		(10)	(381)	(337)
Net income		$8,897	$2,266	$3,744
Balance Sheet Data (at period end)
Assets
Real estate, at cost
Operating real estate		$350,814	$345,412	$340,131
Held for development		3,926	1,836	1,836
Construction in progress		—	2,685	1,660
		354,740	349,933	343,627
Accumulated depreciation		(92,454)	(80,923)	(69,532)
Net real estate investments		262,286	269,010	274,095
Real estate assets held-for-sale		—	473	3,162
Cash and cash equivalents		9,400	13,449	8,435
Restricted cash		3,725	4,335	6,156
Other assets		56,402	52,867	67,600
Total Assets		$331,813	$340,134	$359,448
Liabilities and Equity
Indebtedness:
Secured debt		$334,438	$338,919	$333,568
Participating note		643	643	643
Debt related to real estate assets held-for-sale		—	—	1,225
Construction payables including retention		17,369	20,375	27,079
Other liabilities		20,704	17,596	20,478
Total Liabilities		$373,154	$377,533	$382,993
Equity		(41,341)	(37,399)	(23,545)
Total Liabilities and Equity		$331,813	$340,134	$359,448
Per Share Data:
Pro forma basic earnings per share
Pro forma diluted earnings per share
Pro forma weighted average shares of common stock outstanding–basic
Pro forma weighted average shares of common stock outstanding–diluted
Other Data:
Pro forma funds from operations(1)
Cash flows from:
Operating activities		$22,326	$23,183	$6,090
Investing activities		(4,702)	(5,998)	(14,715)
Financing activities		(21,673)	(12,171)	5,566

(1)	We calculate FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT. FFO represents net income (loss) (computed in accordance with U.S. generally accepted accounting principles, or GAAP), excluding gains (or losses) from sales of depreciable operating property, real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures. FFO is a supplemental non-GAAP financial measure. Management uses FFO as a supplemental performance measure because it believes that FFO is beneficial to investors as a starting point in measuring our operational performance. Specifically, in excluding real estate related depreciation and amortization and gains and losses from property dispositions, which do not relate to or are not indicative of operating performance, FFO provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of REITs, FFO will be used by investors as a basis to compare our operating performance with that of other REITs. However, because FFO excludes real estate related depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effects and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. In addition, other equity REITs may not calculate FFO in accordance with the NAREIT definition as we do, and, accordingly, our FFO may not be comparable to such other REITs’ FFO. Accordingly, FFO should be considered only as a supplement to net income as a measure of our performance. FFO should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or service indebtedness. FFO also should not be used as a supplement to or substitute for cash flow from operating activities computed in accordance with GAAP. The following table sets forth a reconciliation of our pro forma FFO to net income, the most directly comparable GAAP equivalent, for the periods presented:

Pro Forma
	Year Ended December 31, 2012	Year Ended December 31, 2011
Pro forma net income
Plus: pro forma real estate depreciation and amortization

Pro forma funds from operations

RISK FACTORS

Investing in our common stock involves a high degree of risk. In addition to other information contained in this prospectus, you should carefully consider the following factors, together with the other information contained in this prospectus, including our historical and pro forma combined financial statements and the notes thereto, before making an investment decision to purchase shares of our common stock offered by this prospectus. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, cash flows, funds from operations, results of operations, the per share trading price of our common stock and our ability to make cash distributions to our stockholders, which could cause you to lose all or a part of your investment in our common stock. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled“Forward-Looking Statements.”

Risks Related to Our Real Estate Ownership, Acquisition and Development Business

The geographic concentration of our initial portfolio could cause us to be more susceptible to adverse economic or regulatory developments in the markets in which our properties are located than if we owned a more geographically diverse portfolio.

The properties in our initial portfolio are located in Virginia and North Carolina, which exposes us to greater economic risks than if we owned a more geographically diverse portfolio. As of December 31, 2012, our properties in the Virginia and North Carolina markets represented approximately 93.8% and 6.2%, respectively, of the total annualized base rent of the properties in our portfolio. As a result, we are particularly susceptible to adverse economic, regulatory or other conditions in these markets (such as periods of economic slowdown or recession, business layoffs or downsizing, industry slowdowns, relocations of businesses, increases in real estate and other taxes and the cost of complying with governmental regulations or increased regulation), as well as to natural disasters that occur in these markets (such as hurricanes and other events). For example, the markets in Virginia in which the properties in our initial portfolio are located contain high concentrations of military personnel and operations. A reduction of the military presence or cuts in defense spending in these markets including, but not limited to, as a result of the triggered automatic reductions in U.S. government spending known as “sequestration,” which went into effect March 1, 2013, could have a material adverse effect on us. If there is a further downturn in the economy in the Virginia or North Carolina markets, our operations and our revenue and cash available for distribution, including cash available to pay distributions to our stockholders, could be materially adversely affected. We cannot assure you that these markets will grow or that underlying real estate fundamentals will be favorable to owners and operators of office, retail or multifamily properties. Our operations may also be affected if competing properties are built in these markets. Moreover, submarkets within any of our target markets may be dependent upon a limited number of industries. Any adverse economic or real estate developments in our markets, or any decrease in demand for office, retail or multifamily space resulting from the regulatory environment, business climate or energy or fiscal problems, could materially adversely affect us, including our financial condition, results of operations, cash flow, cash available for distribution and our ability to satisfy our debt service obligations.

We expect to have approximately $280 million of indebtedness outstanding following this offering, including amounts to be drawn from our anticipated credit facility at or shortly after the completion of this offering, which may expose us to the risk of default under our debt obligations and may include covenants that restrict our ability to pay distributions to our stockholders.

Upon completion of this offering and the formation transactions, we anticipate that our total indebtedness will be approximately $280 million, including amounts to be drawn from our anticipated credit facility at or shortly after the completion of this offering, a substantial portion of which will be guaranteed by our operating partnership, and we may incur significant additional debt to finance future acquisition and development activities. Concurrently with, or shortly after, the completion of this offering, we expect to enter into a $100 million secured revolving credit facility, which we expect to contain an accordion feature that will allow us to increase the borrowing capacity under the facility up to $250 million, subject to our satisfaction of certain conditions.

Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate our properties or to pay the dividends currently contemplated or necessary to maintain our REIT qualification. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

¡	our cash flow may be insufficient to meet our required principal and interest payments;

¡	we may be unable to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to meet operational needs;

¡	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

¡	we may be forced to dispose of one or more of our properties, possibly on unfavorable terms or in violation of certain covenants to which we may be subject;

¡

we may default on our obligations, in which case the lenders or mortgagees may have the right to foreclose on any properties that secure the loans and/or collect rents and other income from our properties;

¡

we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate our debt obligations or reduce our ability to pay, or prohibit us from paying, distributions to our stockholders; and

¡	our default under any loan with cross default provisions could result in a default on other indebtedness.

If any one of these events were to occur, our financial condition, results of operations and cash flow could be materially adversely affected. Furthermore, foreclosures could create taxable income without accompanying cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Indebtedness to be Outstanding After this Offering.”

We depend on significant tenants in certain of our office properties, and a bankruptcy, insolvency or inability to pay rent by any of these tenants could result in a material decrease in our rental income, which would have a material adverse effect on us, including our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

As of December 31, 2012, the three largest tenants at properties in our office portfolio—Williams Mullen, Troutman Sanders LLP and Pender & Coward—collectively represented approximately 40.7%, and individually represented 32.4%, 4.4% and 4.0%, respectively, of the total annualized base rent in our office portfolio. In addition, Sentara Williamsburg and Virginia Natural Gas are 100% occupied by Sentara Medical Group and Virginia Natural Gas, respectively. The inability of these or other significant tenants to pay rent or the bankruptcy or insolvency of a significant tenant may adversely affect the income produced by our office properties. For example, Williams Mullen, the largest tenant at properties in our initial portfolio by annualized base rent, accounts for an annualized base rent of approximately $7.6 million, which represents 14.0% of the total annualized base rent of our initial portfolio. As a result, Williams Mullen’s inability to pay rent could materially adversely affect the income produced by our initial portfolio.

If a tenant becomes bankrupt or insolvent, federal law may prohibit us from evicting such tenant based solely upon such bankruptcy or insolvency. In addition, a bankrupt or insolvent tenant may be authorized to reject and terminate its lease with us. Any claim against such tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. If any of these tenants were to experience a downturn in its business or a weakening of its financial condition resulting in its failure to make timely rental payments or causing it to default under its lease, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment. In many cases, we may have made substantial initial investments in the applicable leases through tenant improvement allowances and other concessions that we may not be able to recover. Any such event could have a material adverse effect on us, including our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

The loss of, or a store closure by, one of the anchor stores or major tenants in our retail shopping center properties could result in a material decrease in our rental income, which would have a material adverse effect on us, including our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

Our retail shopping center properties typically are anchored by large, nationally recognized tenants. As of December 31, 2012, Home Depot, Harris Teeter and Food Lion collectively represented approximately 23.2%, and individually represented 9.9%, 7.0% and 6.3%, respectively, of the total annualized base rent in our retail portfolio. In addition, several of our retail properties are single-tenant properties or are occupied primarily by a single tenant. As of December 31, 2012, the Courthouse 7-Eleven, Tyre Neck Harris Teeter and Harrisonburg Regal Cinemas retail properties in our portfolio were 100% occupied by 7-Eleven, Harris Teeter and Regal Cinemas, respectively, and the Dick’s at Town Center and Studio 56 retail properties were approximately 83% and 69% occupied by Dick’s Sporting Goods and McCormack & Schmick’s, respectively. At any time, our tenants may experience a downturn in their business that may weaken significantly their financial condition. As a result, our tenants, including our anchor and other major tenants, may fail to comply with their contractual obligations to us, seek concessions in order to continue operations or declare bankruptcy, any of which could result in the termination of such tenants’ leases and the loss of rental income attributable to the terminated leases. In addition, certain of our tenants may cease operations while continuing to pay rent, which could decrease customer traffic, thereby decreasing sales for our other tenants at the applicable retail property. In addition to these potential effects of a business downturn, mergers or consolidations among retail establishments could result in the closure of existing stores or duplicate or geographically overlapping store locations, which could include stores at our retail properties.

Loss of, or a store closure by, an anchor or major tenant could significantly reduce our occupancy level or the rent we receive from our retail properties, and we may not have the right to re-lease vacated space or we may be unable to re-lease vacated space at attractive rents or at all. Moreover, in the event of default by a major tenant or anchor store, we may experience delays and costs in enforcing our rights as landlord to recover amounts due to us under the terms of our agreements with those parties. The occurrence of any of the situations described above, particularly if it involves an anchor tenant with leases in multiple locations, could seriously harm our performance and could adversely affect the value of the affected retail property.

In the event that any of the anchor stores, major tenants or single-tenant property tenants in our retail properties do not renew their leases with us when they expire, we may be unable to re-lease such premises at market rents, or at all, which could have a material adverse effect on us, including our financial condition, results of operations, cash flow and cash available for distribution and our ability to satisfy our debt service obligations.

We may be unable to renew leases, lease vacant space or re-let space on favorable terms or at all as leases expire, which could materially adversely affect us, including our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

As of December 31, 2012, 6.0% of the square footage of the properties in our office and retail portfolios was available. We cannot assure you that leases will be renewed or that our properties will be re-let at net effective rental rates equal to or above the current average net effective rental rates or that substantial rent abatements, tenant improvements, early termination rights or below-market renewal options will not be offered to attract new tenants or retain existing tenants. In addition, our ability to lease our multifamily properties at favorable rates, or at all, may be adversely affected by the increase in supply of multifamily properties in our target markets. Our ability to lease our properties depends upon the overall level of spending in the economy, which is adversely affected by, among other things, job losses and unemployment levels, recession, personal debt levels, the housing market, stock market volatility and uncertainty about the future. If rental rates for our properties decrease, our existing tenants do not renew their leases or we do not re-let a significant portion of our available space and space for which leases expire, our financial condition, results of operations, cash flow, cash available for distributions and our ability to service our debt obligations could be materially adversely affected.

Competition for property acquisitions and development opportunities may reduce the number of opportunities available to us and increase our costs, which could have a material adverse effect on our growth prospects.

The current market for property acquisitions and development opportunities continues to be extremely competitive. This competition may increase the demand for the types of properties in which we typically invest and, therefore, reduce the number of suitable investment opportunities available to us and increase the purchase prices for such properties, in the event we are able to acquire or develop such properties. We face significant competition for attractive investment opportunities from an indeterminate number of investors, including publicly traded and privately held REITs, private equity investors and institutional investment funds, some of which have greater financial resources than we do, a greater ability to borrow funds to make investments in properties and the ability to accept more risk than we can prudently manage, including risks with respect to the geographic proximity of investments and the payment of higher acquisition prices. This competition will increase if investments in real estate become more attractive relative to other forms of investment. If the level of competition for investment opportunities is significant in our target markets, it could have a material adverse effect on our growth prospects.

The failure of properties developed or acquired in the future to meet our financial expectations could have a material adverse effect on us, including our financial condition, results of operations, cash flow, the per share trading price of our common stock and our growth prospects.

Our future acquisitions and development projects and our ability to successfully operate these properties may be exposed to the following significant risks, among others:

¡	we may acquire or develop properties that are not accretive to our results upon acquisition, and we may not successfully manage and lease those properties to meet our expectations;

¡	our cash flow may be insufficient to enable us to pay the required principal and interest payments on the debt secured by the property;

¡	we may spend more than budgeted amounts to make necessary improvements or renovations to acquired properties or to develop new properties;

¡	we may be unable to quickly and efficiently integrate new acquisitions or developed properties into our existing operations;

¡	market conditions may result in higher than expected vacancy rates and lower than expected rental rates; and

¡

we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities such as liabilities for clean-up of undisclosed environmental contamination, claims by tenants, vendors or other persons dealing with the former owners of the properties, liabilities incurred in the ordinary course of business and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

If we cannot operate acquired or developed properties to meet our financial expectations, our growth prospects could be materially adversely affected.

Certain of the leases at our retail properties contain “co-tenancy” or “go-dark” provisions, which, if triggered, may allow tenants to pay reduced rent, cease operations or terminate their leases, any of which could materially adversely affect our performance or the value of the affected retail property.

Certain of the leases at our retail properties contain “co-tenancy” provisions that condition a tenant’s obligation to remain open, the amount of rent payable by the tenant or the tenant’s obligation to continue occupancy on certain conditions, including: (1) the presence of a certain anchor tenant or tenants; (2) the continued operation of an anchor tenant’s store; and (3) minimum occupancy levels at the retail property. If a co-tenancy provision is triggered by a failure of any of these or other applicable conditions, a tenant could have the right to cease operations, to terminate its lease early or to reduce its rent. In periods of prolonged economic decline, there is a higher than normal risk that co-tenancy provisions will be triggered as there is a higher risk of tenants closing stores or terminating leases during these periods. In addition to these co-tenancy provisions, certain of the leases at our retail properties contain “go-dark” provisions that allow the tenant to cease operations while continuing to pay rent. This could result in decreased customer traffic at the affected retail property, thereby decreasing sales for our other tenants at that property, which may result in our other tenants being unable to pay their minimum rents or expense recovery charges. These provisions also may result in lower rental revenue generated under the applicable leases. To the extent co-tenancy or go-dark provisions in our retail leases result in lower revenue or tenant sales or tenants’ rights to terminate their leases early or to a reduction of their rent, revenues and the value of the affected retail property could be materially adversely affected.

Our dependence on smaller businesses, particularly in our retail portfolio, to rent our space could have a material adverse effect on our cash flow and results of operations.

Many of our tenants, particularly those that lease space in our retail properties are smaller businesses that generally do not have the financial strength or resources of larger corporate tenants. In particular, 69 of our retail tenants (representing approximately 11.7% of our annualized base rent from retail properties as of December 31, 2012) lease 2,500 or less square feet from us, and many of those tenants are smaller independent businesses, which generally experience a higher rate of failure than large businesses. As a result of our dependence on these smaller businesses, we could experience a higher rate of tenant defaults, turnover and bankruptcies, which could have a material adverse effect on our cash flow and results of operations.

Many of our operating costs and expenses are fixed and will not decline if our revenues decline.

Our results of operations depend, in large part, on our level of revenues operating costs and expenses. The expense of owning and operating a property is not necessarily reduced when circumstances such as market factors and competition cause a reduction in revenue from the property. As a result, if revenues decline, we may not be able to reduce our expenses to keep pace with the corresponding reductions in revenues. Many of the costs associated with real estate investments, such as real estate taxes, insurance, loan payments and maintenance, generally will not be reduced if a property is not fully occupied or other circumstances cause our revenues to decrease, which could have a material adverse effect on us, including our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

Increases in mortgage rates or unavailability of mortgage debt may make it difficult for us to finance or refinance our debt, which could have a material adverse effect on our financial condition, growth prospects and our ability to make distributions to stockholders.

If mortgage debt is unavailable to us at reasonable rates or at all, we may not be able to finance the purchase or development of additional properties or refinance existing debt when it becomes due. If interest rates are higher when we refinance our properties, our income and cash flow could be reduced, which would reduce cash available for distribution to our stockholders and may hinder our ability to raise more capital by issuing more stock or by borrowing more money. In addition, to the extent we are unable to refinance our debt when it becomes due, we will have fewer debt guarantee opportunities available to offer under our tax protection agreements, which could trigger an obligation to indemnify certain parties under the applicable tax protection agreements.

Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt.

Mortgage and other secured debt obligations increases our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. Any foreclosure on a mortgaged property or group of properties could adversely affect the overall value of our portfolio of properties. For tax purposes, a foreclosure on any of our properties that is subject to a nonrecourse mortgage loan would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code. Foreclosures could also trigger our tax indemnification obligations under the terms of our tax protection agreements with respect to the sales of certain properties.

Most of our debt arrangements involve balloon payment obligations, which may materially adversely affect us, including our cash flows, financial condition and ability to make distributions.

Most of our debt arrangements require us to make a lump-sum or “balloon” payment at maturity. Our ability to make a balloon payment at maturity is uncertain and may depend upon our ability to obtain additional financing or our ability to sell the property. At the time the balloon payment is due, we may or may not be able to refinance the existing financing on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment. In addition, balloon payments and payments of principal and interest on our indebtedness may leave us with insufficient cash to pay the distributions that we are required to pay to maintain our qualification as a REIT.

Our anticipated revolving credit facility is expected to restrict our ability to engage in certain business activities, including our ability to incur additional indebtedness, make capital expenditures and make certain investments.

Our anticipated revolving credit facility is expected to contain customary negative covenants and other financial and operating covenants that, among other things:

¡	restrict our ability to incur additional indebtedness;

¡	restrict our ability to incur additional liens;

¡	restrict our ability to make certain investments (including certain capital expenditures);

¡	restrict our ability to merge with another company;

¡	restrict our ability to sell or dispose of assets;

¡	restrict our ability to make distributions to stockholders; and

¡	require us to satisfy minimum financial coverage ratios, minimum tangible net worth requirements and maximum leverage ratios.

These limitations will restrict our ability to engage in certain business activities, which could materially adversely affect our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations. In addition, our credit facility may contain specific cross-default provisions with respect to specified other indebtedness, giving the lenders the right, in certain circumstances, to declare a default if we are in default under other loans.

Adverse economic and geopolitical conditions and dislocations in the credit markets could have a material adverse effect on us, including our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

Our business may be affected by market and economic challenges experienced by the U.S. economy or real estate industry as a whole, such as the dislocations in the credit markets and general global economic downturn during the recent recessionary period. These conditions, or similar conditions in the future, may materially adversely affect us as a result of the following potential consequences, among others:

¡	decreased demand for office, retail and multifamily space, which would cause market rental rates and property values to be negatively impacted;

¡	reduced values of our properties may limit our ability to dispose of assets at attractive prices or obtain debt financing secured by our properties and may reduce the availability of unsecured loans;

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our ability to obtain financing on terms and conditions that we find acceptable, or at all, may be limited, which could reduce our ability to pursue acquisition and development opportunities and refinance existing debt, reduce our returns from our acquisition and development activities and increase our future debt service expense; and

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one or more lenders under our anticipated credit facility could refuse to fund their financing commitment to us or could fail and we may not be able to replace the financing commitment of any such lenders on favorable terms, or at all.

In addition, the recent economic downturn has adversely affected, and may continue to adversely affect, the businesses of many of our tenants. As a result, we may see increases in bankruptcies of our tenants and increased defaults by tenants, and we may experience higher vacancy rates and delays in re-leasing vacant space, which could negatively impact our business and results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

Failure to hedge effectively against interest rate changes may adversely affect our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

Subject to maintaining our qualification as a REIT, we may enter into hedging transactions to protect us from the effects of interest rate fluctuations on floating rate debt. Our hedging transactions may include entering into interest rate cap agreements or interest rate swap agreements. These agreements involve risks, such as the risk that such arrangements would not be effective in reducing our exposure to interest rate changes or that a court could rule that such an agreement is not legally enforceable. In addition, interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates. Hedging could increase our costs and reduce the overall returns on our investments. In addition, while hedging agreements would be intended to lessen the impact of rising interest rates on us, they could also expose us to the risk that the other parties to the agreements would not perform, we could incur significant costs associated with the settlement of the agreements or that the underlying transactions could fail to qualify as highly-effective cash flow hedges under Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 815, Derivatives and Hedging.

Adverse conditions in the general retail environment could have a material adverse effect on us, including our financial condition, results of operations, cash flow, cash available for distribution and our ability to satisfy our debt service obligations and to make distributions to our stockholders.

Fifteen of our 24 properties, representing approximately 37.5% of our total annualized base rent as of December 31, 2012, are retail properties. As a result, we are subject to factors that affect the retail sector generally, as well as the market for retail space. The retail environment and the market for retail space have been, and could continue to be, adversely affected by weakness in the national, regional and local economies, the level of consumer spending and consumer confidence, the adverse financial condition of some large retailing companies, the ongoing consolidation in the retail sector, the excess amount of retail space in a number of markets and increasing competition from discount retailers, outlet malls, internet retailers and other online businesses. Increases in consumer spending via the internet may significantly affect our retail tenants’ ability to generate sales in their stores. New and enhanced technologies, including new digital technologies and new web services technologies, may increase competition for certain of our retail tenants.

Any of the foregoing factors could adversely affect the financial condition of our retail tenants and the willingness of retailers to lease space in our retail properties. In turn, these conditions could negatively affect market rents for retail space and could materially and adversely affect us, including our financial condition, results of operations, cash flow, cash available for distributions and our ability to service our debt obligations.

We have no operating history as a REIT or a publicly traded company.

We have no operating history as a REIT or a publicly traded company. We cannot assure you that the past experience of our senior management team will be sufficient to successfully operate our company as a REIT or a publicly traded company, including the requirements to timely meet disclosure requirements of the SEC. Following completion of this offering, we will be required to develop and implement control systems and procedures in order to qualify and maintain our qualification as a REIT and satisfy our periodic and current reporting requirements under applicable SEC regulations and comply with New York Stock Exchange, or NYSE, listing standards, and this transition could place a significant strain on our management systems, infrastructure and other resources. See “—Risks Related to Our Status as a REIT—Failure to qualify as a REIT would have significant adverse consequences to us and the per share trading price of our common stock.”

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make shares of our common stock less attractive to investors.

In April 2012, President Obama signed into law the Jumpstart Our Business Startups Act, or the JOBS Act. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for “emerging growth companies,” including certain requirements relating to accounting standards and compensation disclosure. We are classified as an emerging growth company. For as long as we are an emerging growth company, which may be up to five full fiscal years, we may take advantage of exemptions from various reporting and other requirements that are applicable to other public companies that are not emerging growth companies, including the requirements to:

¡	provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404;

¡	comply with any new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies;

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comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

¡	comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise;

¡	provide certain disclosure regarding executive compensation required of larger public companies; or

¡	hold stockholder advisory votes on executive compensation.

We cannot predict if investors will find shares of our common stock less attractive because we will not be subject to the same reporting and other requirements as other public companies. If some investors find shares of our common stock less attractive as a result, there may be a less active trading market for our common stock, the per share trading price of our common stock could decline and may be more volatile.

We will incur new costs as a result of becoming a public company, and such costs may increase if and when we cease to be an “emerging growth company.”

As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect compliance with these public reporting requirements and associated rules and regulations to increase expenses, particularly after we are no longer an emerging growth company, although we are currently unable to estimate theses costs with any degree of certainty. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, which could result in our incurring additional costs applicable to public companies that are not emerging growth companies.

We will be subject to the requirements of the Sarbanes-Oxley Act of 2002.

As long as we remain an emerging growth company, as that term is defined in the JOBS Act, we will be permitted to gradually comply with certain of the on-going reporting and disclosure obligations of public companies pursuant to the Sarbanes-Oxley Act. See “Risk Factors—Risks Related to Our Business and Operations—We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make shares of our common stock less attractive to investors.”

However, after we are no longer an emerging growth company under the JOBS Act, management will be required to deliver a report that assesses the effectiveness of our internal controls over financial reporting, pursuant to Section 302 of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act may require our auditors to deliver an attestation report on the effectiveness of our internal controls over financial reporting in conjunction with their opinion on our audited financial statements as of December 31 subsequent to the year in which the registration statement (of which this prospectus forms a part) relating to this offering becomes effective. Substantial work on our part is required to implement appropriate processes, document the system of internal control over key processes, assess their design, remediate any deficiencies identified and test their operation. This process is expected to be both costly and challenging. We cannot give any assurances that material weaknesses will not be identified in the future in connection with our compliance with the provisions of Section 302 and 404 of the Sarbanes-Oxley Act. The existence of any material weakness described above would preclude a conclusion by management and our independent auditors that we maintained effective internal control over financial reporting. Our management may be required to devote significant time and expense to remediate any material weaknesses that may be discovered and may not be able to remediate any material weakness in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, all of which could lead to a decline in the per share trading price of our common stock.

We may be required to make rent or other concessions and/or significant capital expenditures to improve our properties in order to retain and attract tenants, which may materially adversely affect us, including our financial condition, results of operations, cash flow, cash available for distributions and our ability to service our debt obligations.

Upon expiration of our leases to our tenants, to the extent that adverse economic conditions in the real estate market reduce the demand for office, retail and multifamily space, we may be required to make rent or other concessions, accommodate requests for renovations, build-to-suit remodeling and other improvements or provide additional services to our tenants, any of which would increase our costs. As a result, we may have to make significant capital or other expenditures in order to retain tenants whose leases expire and to attract new tenants in sufficient numbers. Additionally, we may need to raise capital to make such expenditures. If we are unable to do so or capital is otherwise unavailable, we may be unable to make the required expenditures. This could result in non-renewals by tenants upon expiration of their leases. If any of the foregoing were to occur, it could have a material adverse effect on us, including our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

Our use of common units as currency to acquire properties could result in stockholder dilution and/or limit our ability to sell such properties, which could have a material adverse effect on us.

In the future we may acquire properties or portfolios of properties through tax deferred contribution transactions in exchange for partnership interests in our operating partnership, which may result in stockholder. This acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired properties, and may require that we agree to protect the contributors’ ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties and/or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions could limit our ability to sell properties at a time, or on terms, that would be favorable absent such restrictions.

Significant competition in the leasing market could have a material adverse effect on us, including our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

We compete with numerous developers, owners and operators of real estate, many of which own properties similar to ours in the same submarkets in which our properties are located. If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge our tenants, we may lose existing or potential tenants and we may be pressured to reduce our rental rates below those we currently charge or to offer more substantial rent abatements, tenant improvements, early termination rights or below-market renewal options in order to retain tenants when our tenants’ leases expire. As a result, our financial condition, results of operations, cash flow cash available for distributions and our ability to service our debt obligations.

We have not obtained any third-party appraisals of the properties and other assets to be acquired by us from the prior investors in connection with the formation transactions. Accordingly, the value of the cash and common units to be paid or issued as consideration for the properties and assets to be acquired by us in the formation transactions may exceed their aggregate fair market value and will exceed their aggregate historical combined net tangible book value of approximately $(57.1) million as of December 31, 2012.

We have not obtained any third-party appraisals of the properties and other assets to be acquired by us from the prior investors in connection with the formation transactions. The value of the common units that we will pay or issue as consideration for the properties and assets that we will acquire will increase or decrease if our common stock is priced above or below the midpoint of the estimated price range set forth on the front cover of this prospectus. The initial public offering price of our common stock will be determined in consultation with the underwriters. The initial public offering price does not necessarily bear any relationship to the book value or the fair market value of such properties and assets. As a result, the price to be paid by us for the acquisition of the properties and assets in the formation transactions may exceed the fair market value of those properties and assets. The aggregate historical combined net tangible book value of our predecessor was approximately $(57.1) million as of December 31, 2012.

Our success depends on key personnel whose continued service is not guaranteed, and the loss of one or more of our key personnel could adversely affect our ability to manage our business and to implement our growth strategies, or could create a negative perception of our company in the capital markets.

Our continued success and our ability to manage anticipated future growth depend, in large part, upon the efforts of key personnel, particularly Messrs. Hoffler, Kirk, Haddad, Nero, Apperson, O’Hara, and Smith and Ms. Hampton, who have extensive market knowledge and relationships and exercise substantial influence over our operational, financing, development and construction activity. Among the reasons that these individuals are important to our success is that each has a national or regional industry reputation that attracts business and investment opportunities and assists us in negotiations with lenders, existing and potential tenants and industry personnel. If we lose their services, our relationships with such personnel could diminish.

Many of our other senior executives also have extensive experience and strong reputations in the real estate industry, which aid us in identifying opportunities, having opportunities brought to us and negotiating with tenants and build-to-suit prospects. The loss of services of one or more members of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners, existing and prospective tenants and industry participants, which could materially adversely affect our financial condition, results of operations, cash flow and the per share trading price of our common stock.

Following the completion of this offering and the formation transactions, we may be subject to on-going or future litigation, including existing claims relating to the entities that own the properties described in this prospectus and otherwise in the ordinary course of business, which could have a material adverse effect on our financial condition, results of operations, cash flow and the per share trading price of our common stock.

Upon the completion of this offering and the formation transactions, we may be subject to on-going litigation, including existing claims relating to the entities that own the properties and operate the businesses described in this prospectus and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. We generally intend to vigorously defend ourselves. However, we cannot be certain of the ultimate outcomes of currently asserted claims or of those that may arise in the future. In addition, we may become subject to litigation in connection with the formation transactions in the event that prior investors dispute the valuation of their respective interests, the adequacy of the consideration to be received by them in the formation transactions or the interpretation of the agreements implementing the formation transactions. Resolution of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, could adversely impact our earnings and cash flows, thereby having an adverse effect on our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could materially adversely affect our results of operations and cash flows, expose us to increased risks that would be uninsured and/or adversely impact our ability to attract officers and directors.

Potential losses from hurricanes in Virginia and North Carolina may not be covered by insurance.

All of the properties in our initial portfolio are located in Virginia and North Carolina, which are areas particularly susceptible to hurricanes. While we will carry insurance on certain of our properties in Virginia, the amount of our insurance coverage may not be sufficient to fully cover losses from hurricanes and will be subject to limitations involving large deductibles or co-payments. In addition, we may reduce or discontinue insurance on some or all of our properties in the future if the cost of premiums for any such policies exceeds, in our judgment, the value of the coverage discounted for the risk of loss. As a result, in the event of a hurricane, we may be required to incur significant costs, and, to the extent that a loss exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged.

We may not be able to rebuild our existing properties to their existing specifications if we experience a substantial or comprehensive loss of such properties.

In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications. Further, reconstruction or improvement of such a property would likely require significant upgrades to meet zoning and building code requirements. Environmental and legal restrictions could also restrict the rebuilding of our properties.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on co-venturers’ financial condition and disputes between us and our co-venturers.

In the past, we have, and in the future, we expect to, co-invest with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for developing properties and managing the affairs of a property, partnership, joint venture or other entity. In particular, in connection with the formation transactions, we have provided certain of the prior investors with the right to co-develop certain projects with us in the future and the right to acquire a minority equity interest in certain properties that we may develop in the future, in each case under certain circumstances and subject to certain conditions set forth in the applicable agreement. In the event that we co-develop a property together with a third party, we would be required to share a portion of the development fee. With respect to any such arrangement or any similar arrangement that we may enter into in the future, we may not be in a position to exercise sole decision-making authority regarding the development, property, partnership, joint venture or other entity. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals and may be in a position to take actions contrary to our policies or objectives, and they may have competing interests in our markets that could create conflicts of interest. Such investments may also have the potential risk of impasses on decisions, such as a sale or financing, because neither we nor the partner(s) or co-venturer(s) would have full control over the partnership or joint venture. In addition, a sale or transfer by us to a third party of our interests in the joint venture may be subject to consent rights or rights of first refusal, in favor of our joint venture partners, which would in each case restrict our ability to dispose of our interest in the joint venture. Where we are a limited partner or non-managing member in any partnership or limited liability company, if such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business. Consequently, actions by or disputes with partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers. Our joint ventures may be subject to debt and, during periods of volatile credit markets, the refinancing of such debt may require equity capital calls.

Increased competition and increased affordability of residential homes could limit our ability to retain our residents, lease apartment units or increase or maintain rents at our multifamily apartment communities.

Our multifamily apartment communities compete with numerous housing alternatives in attracting residents, including other multifamily apartment communities and single-family rental units, as well as owner-occupied single- and multifamily units. Competitive housing in a particular area and an increase in the affordability of owner-occupied single- and multifamily units due to, among other things, declining housing prices, oversupply, mortgage interest rates and tax incentives and government programs to promote home ownership, could adversely affect our ability to retain residents, lease apartment units and increase or maintain rents at our multifamily properties.

Our growth depends on external sources of capital that are outside of our control and may not be available to us on commercially reasonable terms or at all, which could limit our ability to, among other things, meet our capital and operating needs or make the cash distributions to our stockholders necessary to maintain our qualification as a REIT.

In order to maintain our qualification as a REIT, we are required under the Code to, among other things, distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our REIT taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary capital expenditures, from operating cash flow. Consequently, we intend to rely on third-party sources to fund our capital needs. We may not be able to obtain such financing on favorable terms or at all and any additional debt we incur will increase our leverage and likelihood of default. Our access to third-party sources of capital depends, in part, on:

¡	general market conditions;

¡	the market’s perception of our growth potential;

¡	our current debt levels;

¡	our current and expected future earnings;

¡	our cash flow and cash distributions; and

¡	the market price per share of our common stock.

Recently, the capital markets have been subject to significant disruptions. If we cannot obtain capital from third-party sources, we may not be able to acquire or develop properties when strategic opportunities exist, meet the capital and operating needs of our existing properties, satisfy our debt service obligations or make the cash distributions to our stockholders necessary to maintain our qualification as a REIT.

Risks Related to Our Third-Party Construction Business

Adverse economic and regulatory conditions, particularly in the Mid-Atlantic region, could adversely affect our construction and development business, which could have a material adverse effect on our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

Our third-party construction activities have been, and are expected to continue to be, primarily focused in the Mid-Atlantic region, although we have also undertaken construction projects in various states in the Southeast, Northeast and Midwest regions of the United States. As a result of our concentration of construction projects in the Mid-Atlantic region of the United States, we are particularly susceptible to adverse economic or other conditions in this market (such as periods of economic slowdown or recession, business layoffs or downsizing, industry slowdowns, relocations of businesses, labor disruptions and the costs of complying with governmental regulations or increased regulation), as well as to natural disasters that occur in this region. We cannot assure you that our target markets will support a construction and development projects of the type in which we typically engage. While our services company will provide a wide range of development and construction services, any adverse economic or real estate developments in the Mid-Atlantic region could materially adversely affect our financial condition, results of operations, cash flow and ability to satisfy our debt service obligations and pay distributions to our stockholders.

There can be no assurance that all of the projects in our third-party construction pipeline will be commenced or completed in their entirety in accordance with the anticipated cost, or that we will achieve the financial results we expect from the construction of such properties, which could materially adversely affect our cash flows, results of operations and growth prospects.

Upon completion of this offering and the formation transactions, we expect to assume all of Armada Hoffler’s obligation’s with respect to four on-going construction projects. We earn profit for serving as the general contractor equal to the difference between the total construction fees that we charge and the costs we incur to build the property. If the decision is made by a third-party client to abandon construction project for any reason, our anticipated fee revenue from such project could be significantly lower than we expect. In addition, our ability to complete the projects in our identified construction pipeline on time and/or budget could be materially adversely affected as a result of the following factors, among others:

¡	shortages of subcontractors, equipment, materials or skilled labor;

¡	unscheduled delays in the delivery of ordered materials and equipment;

¡	unanticipated increases in the cost of equipment, labor and raw materials;

¡	unforeseen engineering, environmental and/or geological problems;

¡	weather interferences;

¡	difficulties in obtaining necessary permits or in meeting permit conditions;

¡	client acceptance delays; or

¡	work stoppages and other labor disputes.

If we do not complete the construction of the projects in our identified construction pipeline on time and/or on budget, it could have a material adverse effect on us, including our cash flows, results of operations and growth prospects.

Our dependence on third-party subcontractors and equipment and material providers could result in material shortages and/or project delays and could reduce our profits or result in project losses, which could materially adversely affect our financial condition, results of operations and cash flow.

Because our construction business provides general contracting services, we rely on third-party subcontractors and equipment and material providers. For example, we procure equipment and construction materials as needed when engaged in large construction projects. To the extent that we cannot engage subcontractors or acquire equipment and materials at reasonable costs or if the amount we are required to pay for subcontractors or equipment exceeds our estimates, our ability to complete a construction project in a timely fashion or at a profit may be impaired. In addition, if a subcontractor or a manufacturer is unable to deliver its services, equipment or materials according to the negotiated terms for any reason, including the deterioration of its financial condition, we may be required to purchase the services, equipment or materials from another source at a higher price. This may reduce the profit to be realized or result in a loss on a project for which the services, equipment or materials are needed, which may materially adversely affect us, including our financial condition, results of operations and cash flow.

Our construction business recognizes certain revenue on a percentage-of-completion basis and upon the achievement of contractual milestones, and any delay or cancellation of a construction project could materially adversely affect our cash flows and results of operations.

Our construction business recognizes certain revenue on a percentage-of-completion basis and, as a result, revenue from our construction business is driven by the performance of our contractual obligations. The percentage-of-completion method of accounting is inherently subjective because it relies on estimates of total project cost as a basis for recognizing revenue and profit. Accordingly, revenue and profit recognized under the percentage-of-completion method is potentially subject to adjustments in subsequent periods based on refinements in the estimated cost to complete a project, which could result in a reduction or reversal of previously recorded revenues and profits. In addition, delays in, or the cancellation of, any particular construction project could adversely impact our ability to recognize revenue in a particular period. Furthermore, changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income in the period in which they are determined. If any of the foregoing were to occur, it could have a material adverse effect on our cash flows and results of operations.

Construction project sites are inherently dangerous workplaces, and, as a result, our failure to maintain safe construction project sites could result in deaths or injuries, reduced profitability, the loss of projects or clients and possible exposure to litigation, any of which could materially adversely affect our financial condition, results of operations, cash flow and reputation.

Construction and maintenance sites often put our employees, employees of subcontractors, our tenants and members of the public in close proximity with mechanized equipment, moving vehicles, chemical and manufacturing processes and highly regulated materials. On many sites, we are responsible for safety and, accordingly, must implement safety procedures. If we fail to implement these procedures or if the procedures we implement are ineffective, we may suffer the loss of or injury to our employees, fines or expose our tenants and members of the public to potential injury, thereby creating exposure to litigation. As a result, our failure to maintain adequate safety standards could result in reduced profitability or the loss of projects, clients and tenants, which may materially adversely affect our financial condition, results of operations, cash flow and our reputation.

Supply shortages and other risks associated with demand for skilled labor could increase construction costs and delay performance of our obligations under construction contracts, which could materially adversely affect the profitability of our construction business, our cash flow and results of operations.

There is a high level of competition in the construction industry for skilled labor. Increased costs, labor shortages or other disruptions in the supply of skilled labor, such as carpenters, roofers, electricians and plumbers, could cause increases in construction costs and construction delays. We may not be able to pass on increases in construction costs because of market conditions or negotiated contractual terms. Sustained increases in construction costs due competition for skilled labor and delays in performance under construction contracts may materially adversely affect the profitability of our construction business, our financial condition, results of operations and cash flow.

Our failure to successfully and profitably bid on construction contracts could materially adversely affect our results of operations and cash flow.

Many of the costs related to our construction business, such as personnel costs, are fixed and are incurred by us irrespective of the level of activity of our construction business. The success of our construction business depends, in part, on our ability to successfully and profitably bid on construction contracts for private and public sector clients. Contract proposals and negotiations are complex and frequently involve a lengthy bidding and selection process, which can be impacted by a number of factors, many of which are outside our control, including market conditions, financing arrangements and required governmental approvals. If we are unable to maintain a consistent flow of third-party construction contracts, our results of operations and cash flow could be materially adversely affected.

If we fail to timely complete a construction project, miss a required performance standard or otherwise fail to adequately perform on a construction project, we may incur losses or financial penalties, which could materially adversely affect our financial condition, results of operations, cash flow and reputation.

We may contractually commit to a construction client that we will complete a construction project by a scheduled date at a fixed cost. We may also commit that a construction project, when completed, will achieve specified performance standards. If the construction project is not completed by the scheduled date or fails to meet required performance standards, we may either incur significant additional costs or be held responsible for the costs incurred by the client to rectify damages due to late completion or failure to achieve the required performance standards. In addition, completion of projects can be adversely affected by a number of factors beyond our control, including unavoidable delays from governmental inaction, public opposition, inability to obtain financing, weather conditions, unavailability of vendor materials, availabilities of subcontractors, changes in the project scope of services requested by our clients, industrial accidents, environmental hazards, labor disruptions and other factors. In some cases, if we fail to meet required performance standards or milestone requirements, we may also be subject to agreed-upon financial damages in the form of liquidated damages, which are determined pursuant to the contract governing the construction project. To the extent that these events occur, the total costs of the project could exceed our estimates and our contracted cost and we could experience reduced profits or, in some cases, incur a loss on a project, which may materially adversely affect our financial condition, results of operations and cash flow. Failure to meet performance standards or complete performance on a timely basis could also adversely affect our reputation.

Unionization or work stoppages could have a materials adverse effect on us.

From time to time, our construction business and the subcontractors we engage may use unionized construction workers, which requires us to pay the prevailing wage in a jurisdiction to such workers. Due to the highly labor-intensive and price-competitive nature of the construction business, the cost of unionization and/or prevailing wage requirements for new developments could be substantial, which could adversely affect our profitability. In addition, the use of unionized construction workers could cause us to become subject to organized work stoppages, which would materially adversely affect our ability to meet our construction timetables and could significantly increase the cost of completing a construction project.

Risks Related to Our Development Business and Property Acquisitions

Our failure to establish new development relationships with public partners and expand our development relationships with existing public partners could have a material adverse effect on us, including our cash flows, results of operations and growth prospects.

Our growth strategy depends significantly on our ability to leverage our extensive experience in completing large, complex, mixed-use public/private projects to establish new relationships with public partners and expand our relationships with existing public partners. Future increases in our revenues may depend significantly on our ability to expand the scope of the work we do with the state and local government agencies with which we currently have partnered and attract new state and local government agencies to undertake public/private development projects with us. Our ability to obtain new work with state and local governmental authorities on new public/private development and financing partnerships could be adversely affected by several factors, including decreases in state and local budgets, changes in administrations, the departure of government personnel with whom we have worked and negative public perceptions about public/private partnerships. In addition, to the extent that we engage in public/private partnerships in states or local communities in which we have not previously worked, we could be subject to risks associated with entry into new markets, such as lack of market knowledge or understanding of the local economy, lack of business relationships in the area and unfamiliarity with local governmental and permitting procedures. If we fail to establish new relationships with public partners and expand our relationships with existing public partners, it could have a material adverse effect on our growth prospects.

We may be unable to identify and complete development opportunities and acquisitions of properties that meet our investment criteria, which may materially adversely affect our financial condition, results of operations, cash flow and growth prospects.

Our business and growth strategy involves the development and selective acquisition of office, retail and multifamily properties. We may expend significant management time and other resources, including out-of-pocket costs, in pursuing these investment opportunities. Our ability to complete development projects or acquire properties on favorable terms, or at all, may be exposed to the following significant risks:

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we may incur significant costs and divert management attention in connection with evaluating and negotiating potential development opportunities and acquisitions, including those that we are subsequently unable to complete;

¡	agreements for the development or acquisition of properties are subject to conditions, which we may be unable to satisfy; and

¡	we may be unable to obtain financing on favorable terms or at all.

If we are unable to identify attractive investment opportunities, our financial condition, results of operations, cash flow and growth prospects could be materially adversely affected.

The risks associated with land holdings and related activities could have a material adverse effect on us, including our results of operations.

After the completion of this offering and the formation transactions, we will hold options to acquire undeveloped parcels of land for future development and may in the future acquire additional land holdings for development. The risks inherent in purchasing, owning, and developing land increase as demand for office, retail or multifamily properties, or rental rates, decreases. Real estate markets are highly uncertain and volatile and, as a result, the value of undeveloped land has fluctuated significantly and may continue to fluctuate. In addition, carrying costs, including interest and other pre-development costs, can be significant and can result in losses or reduced profitability or losses. If there are subsequent changes in the fair value of our undeveloped land holdings that cause us to determine that the fair value of our undeveloped land holdings is less than their carrying basis reflected in our financial statements plus estimated costs to sell, we may be required to take future impairment charges which would reduce our net income and could materially and adversely affect our results of operations.

The success of our activities to design, construct and develop properties in which we will retain an ownership interest is dependent, in part, on the availability of suitable undeveloped land at acceptable prices as well as our having sufficient liquidity to fund investments in such undeveloped land and subsequent development.

Our success in designing, constructing and developing projects for our own account depends, in part, upon the continued availability of suitable undeveloped land at acceptable prices. The availability of undeveloped land for purchase at favorable prices depends on a number of factors outside of our control, including the risk of competitive over-bidding on land and governmental regulations that restrict the potential uses of land. If the availability of suitable land opportunities decreases, the number of development projects we may be able to undertake could be reduced. In addition, our ability to make land purchases will depend upon us having sufficient liquidity or access to external sources of capital to fund such purchases. Thus, the lack of availability of suitable land opportunities and insufficient liquidity to fund the purchases of any such available land opportunities could have a material adverse effect on our results of operations and growth prospects.

Our real estate development activities are subject to risks particular to development, such as unanticipated expenses, delays and other contingencies, any of which could materially adversely affect us, including our financial condition, results of operations and cash flow.

We intend to engage in development and redevelopment activities and will be subject to the following risks associated with such activities:

¡	unsuccessful development or redevelopment opportunities could result in direct expenses to us and cause us to incur losses;

¡	construction or redevelopment costs of a project may exceed original estimates, possibly making the project less profitable than originally estimated, or unprofitable;

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time required to complete the construction or redevelopment of a project or to lease up the completed project may be greater than originally anticipated, thereby adversely affecting our cash flow and liquidity;

¡	contractor and subcontractor disputes, strikes, labor disputes or supply disruptions;

¡	failure to achieve expected occupancy and/or rent levels within the projected time frame, or at all;

¡	delays with respect to obtaining or the inability to obtain necessary zoning, occupancy, land use and other governmental permits, and changes in zoning and land use laws;

¡	occupancy rates and rents of a completed project may not be sufficient to make the project profitable; and

¡	the availability and pricing of financing to fund our development activities on favorable terms or at all.

These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development or redevelopment activities once undertaken, any of which could have an adverse effect on our financial condition, results of operations and cash flow.

Our ability to acquire and complete the projects in our identified development pipeline is subject to the availability of proceeds under our anticipated credit facility or another source of financing, and any delay or the failure to close the anticipated credit facility or obtain an alternative source of financing could materially delay our acquisition of, or cause us to be unable to acquire and complete, the projects in our identified development pipeline.

We currently anticipate that we will acquire the projects in our identified development pipeline from Armada Hoffler affiliates in exchange for consideration in an amount equal to all costs incurred by the Armada Hoffler affiliates with respect to all of the development projects through the date of the closing of the formation transactions, which we currently expect will be approximately $18.3 million. In addition, we intend to fund a substantial portion of the development costs for the projects in our identified pipeline with borrowings under our anticipated credit facility or an alternative source of funds. Thus, our ability to acquire and complete the projects in our identified development is subject to the availability of proceeds under our anticipated credit facility. If we are unable to arrange the anticipated credit facility, have insufficient borrowing capacity under the credit facility or are unable find an alternative source of funds to acquire the projects in our identified development pipeline, we may not be able to acquire or complete these projects on our anticipated timeline or at all, which could have a material adverse effect on our growth prospects.

There can be no assurance that all of the properties in our identified development pipeline will be completed in their entirety in accordance with the anticipated cost, or that we will achieve the results we expect from the development of such properties, which could materially adversely affect our growth prospects, financial condition and results of operations.

The development of the projects in our identified development pipeline are subject to numerous risks, many of which are outside of our control. The cost necessary to complete the development of our identified development pipeline could be materially higher than we anticipate. Because we generally intend to commence the construction phase of an office or retail project for our own account only where a substantial percentage of the commercial space is pre-leased, we could decide not to undertake construction on one or more of the projects in our identified development pipeline if our pre-leasing efforts are unsuccessful. Furthermore, if we are delayed in the completion of any development project, tenants may have the right to terminate pre-development leases, which could materially adversely affect the financial viability of the project. In addition, even if we decide to commence construction on a project, we can provide no assurances that we will complete any of the projects in our identified development pipeline on the anticipated schedule, or that, once completed, the properties in our identified development pipeline will achieve the results that we expect. Although we currently anticipate that construction of the Apprentice School Apartments project will be completed in November 2013, we cannot provide any assurances that construction will be completed on time. If construction on any of the three components of such project is delayed, we may not be able to acquire the project for our portfolio at the anticipated time. If the development of our identified development pipeline is not completed in accordance with our anticipated timing or at the anticipated cost, or the properties fail to achieve the financial results we expect, it could have a material adverse effect on our financial condition and results of operations.

Our option properties are subject to various risks, and we may not be able to acquire them.

Upon completion of the formation transactions, we will have options to acquire from certain of our officers and directors nine parcels of developable land that will not be acquired by us in connection with the formation transactions. These parcels are exposed to many of the same risks that may affect the other properties in our portfolio. The terms of the option agreements relating to these parcels were not determined by arm’s-length negotiations, and such terms may be less favorable to us than those that may have been obtained through negotiations with third parties. In addition, it may become economically unattractive to exercise our options with respect to these parcels, which could cause us to decide not to exercise our option to purchase these parcels in the future. In such event, or in the event that the option agreements expire by their terms, the parcels could be sold to one of our competitors without restriction. Because our officers and directors own economic interests in these parcels, our decision to exercise or refrain from exercising such options will create conflicts of interest.

Risks Related to the Real Estate Industry

Our business is subject to risks associated with real estate assets and the real estate industry, which could materially adversely affect our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

Our ability to pay expected dividends to our stockholders depends on our ability to generate revenues in excess of expenses, scheduled principal payments on debt and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution and the value of our properties. These events include many of the risks set forth above under “—Risks Related to Our Business and Operations,” as well as the following:

¡	oversupply or reduction in demand for office, retail or multifamily space in our markets;

¡	adverse changes in financial conditions of buyers, sellers and tenants of properties;

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vacancies or our inability to rent space on favorable terms, including possible market pressures to offer tenants rent abatements, tenant improvements, early termination rights or below-market renewal options, and the need to periodically repair, renovate and re-let space;

¡	increased operating costs, including insurance premiums, utilities, real estate taxes and state and local taxes;

¡	a favorable interest rate environment that may result in a significant number of potential residents of our multifamily apartment communities deciding to purchase homes instead of renting;

¡	rent control or stabilization laws, or other laws regulating rental housing, which could prevent us from raising rents to offset increases in operating costs;

¡	civil unrest, acts of war, terrorist attacks and natural disasters, including hurricanes, which may result in uninsured or underinsured losses;

¡	decreases in the underlying value of our real estate;

¡	changing submarket demographics; and

¡	changing traffic patterns.

In addition, periods of economic downturn or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, which could materially adversely affect our financial condition, results of operations, cash flow, cash available for distribution and ability to service our debt obligations.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

The real estate investments made, and to be made, by us are difficult to sell quickly. As a result, our ability to promptly sell one or more properties in our portfolio in response to changing economic, financial and investment conditions is limited. Return of capital and realization of gains, if any, from an investment generally will occur upon disposition or refinancing of the underlying property. We may be unable to realize our investment objectives by sale, other disposition or refinancing at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. In particular, our ability to dispose of one or more properties within a specific time period is subject to certain limitations imposed by our tax protection agreements, as well as weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located.

In addition, the Code imposes restrictions on a REIT’s ability to dispose of properties that are not applicable to other types of real estate companies. In particular, the tax laws applicable to REITs effectively require that we hold our properties for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forego or defer sales of properties that otherwise would be in our best interests. Therefore, we may not be able to vary our portfolio in response to economic or other conditions promptly or on favorable terms.

Our property taxes could increase due to property tax rate changes or reassessment, which would adversely impact our cash flows.

Even if we qualify as a REIT for federal income tax purposes, we will be required to pay some state and local taxes on our properties. The real property taxes on our properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. Therefore, the amount of property taxes we pay in the future may increase substantially from what we have paid in the past. If the property taxes we pay increase, our cash flow would be adversely impacted, and our ability to pay dividends to our stockholders could be adversely affected.

As an owner of real estate, we could incur significant costs and liabilities related to environmental matters.

Under various federal, state and local laws and regulations relating to the environment, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or discharge of hazardous or toxic substances, waste or petroleum products at, on, in, under or migrating from such property, including costs to investigate, clean up such contamination and liability for harm to natural resources. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability may be joint and several. These liabilities could be substantial and the cost of any required remediation, removal, fines or other costs could exceed the value of the property and/or our aggregate assets. In addition, the presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability for costs of remediation and/or personal or property damage or materially adversely affect our ability to sell, lease or develop our properties or to borrow using the properties as collateral. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. See “Business and Properties—Regulation—Environmental Matters.”

Some of our properties have been or may be impacted by contamination arising from current or prior uses of the property, or adjacent properties, for commercial or industrial purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. For example, some of the tenants of properties in our retail portfolio operate gas stations or other businesses that utilize storage tanks to store petroleum products, propane or wastes typically associated with automobile service or other operations conducted at the properties, and spills or leaks of hazardous materials from those storage tanks could expose us to liability. See “Business and Properties—Regulation—Environmental Matters.” In addition to the foregoing, while we obtained Phase I Environmental Site Assessments for each of the properties in our portfolio, the assessments are limited in scope and may have failed to identify all environmental conditions or concerns. For example, they do not generally include soil sampling, subsurface investigations or hazardous materials survey. Furthermore, we do not have current Phase I Environmental Site Assessment reports for all of the properties in our portfolio and, as such, may not be aware of all potential or existing environmental contamination liabilities at the properties in our portfolio. As a result, we could potentially incur material liability for these issues.

As the owner of the buildings on our properties, we could face liability for the presence of hazardous materials, such as asbestos or lead, or other adverse conditions, such as poor indoor air quality, in our buildings. Environmental laws govern the presence, maintenance, and removal of hazardous materials in buildings, and if we do not comply with such laws, we could face fines for such noncompliance. Also, we could be liable to third parties, such as occupants of the buildings, for damages related to exposure to hazardous materials or adverse conditions in our buildings, and we could incur material expenses with respect to abatement or remediation of hazardous materials or other adverse conditions in our buildings. In addition, some of our tenants routinely may handle and use hazardous or regulated substances and wastes as part of their operations at our properties, which are subject to regulation. Such environmental and health and safety laws and regulations could subject us or our tenants to liability resulting from these activities. Environmental liabilities could affect a tenant’s ability to make rental payments to us, and changes in laws could increase the potential liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise materially and adversely affect our operations, or those of our tenants, which could in turn have an adverse effect on us. If we incur material environmental liabilities in the future, we may face significant remediation costs, and we may find it difficult to sell any affected properties.

Our properties may contain or develop harmful mold or suffer from other air quality issues, which could lead to liability for adverse health effects and costs of remediation.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants or others if property damage or personal injury is alleged to have occurred.

We may incur significant costs complying with various federal, state and local laws, regulations and covenants that are applicable to our properties.

Properties are subject to various covenants and federal, state and local laws and regulatory requirements, including permitting and licensing requirements. Local regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers may restrict our use of our properties and may require us to obtain approval from local officials or restrict our use of our properties and may require us to obtain approval from local officials of community standards organizations at any time with respect to our properties, including prior to developing or acquiring a property or when undertaking renovations of any of our existing properties. Among other things, these restrictions may relate to fire and safety, seismic or hazardous material abatement requirements. There can be no assurance that existing laws and regulatory policies will not adversely affect us or the timing or cost of any future development, acquisitions or renovations, or that additional regulations will not be adopted that increase such delays or result in additional costs. Our growth strategy may be affected by our ability to obtain permits, licenses and zoning relief.

In addition, federal and state laws and regulations, including laws such as the ADA and the Fair Housing Amendment Act of 1988, or FHAA, impose further restrictions on our properties and operations. Under the ADA and the FHAA, all public accommodations must meet federal requirements related to access and use by disabled persons. Some of our properties may currently be in non-compliance with the ADA or the FHAA. If one or more of the properties in our portfolio is not in compliance with the ADA, the FHAA or any other regulatory requirements, we may incur additional costs to bring the property into compliance, incur governmental fines or the award of damages to private litigants or be unable to refinance such properties. In addition, we do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures that will adversely impact our financial condition, results of operations and cash flow.

Risks Related to Our Organizational Structure

Upon completion of this offering and the formation transactions, Daniel Hoffler and his affiliates will own, directly or indirectly, a substantial beneficial interest in our company on a fully diluted basis and will have the ability to exercise significant influence on our company and our operating partnership, including the approval of significant corporate transactions.

Upon completion of this offering and the formation transactions, Mr. Hoffler and his affiliates will own approximately     % and, collectively, Messrs. Hoffler, Haddad and Kirk and their affiliates collectively will own approximately     % of the combined outstanding shares of our common stock and common units of our operating partnership (which may be redeemable for shares of our common stock), which together represent an approximate     % beneficial interest in our company on a fully diluted basis. Consequently, these individuals may be able to significantly influence the outcome of matters submitted for stockholder action, including the approval of significant corporate transactions, including business combinations, consolidations and mergers.

Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of units in our operating partnership, which may impede business decisions that could benefit our stockholders.

Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its limited partners under Virginia law and the partnership agreement of our operating partnership in connection with the management of our operating partnership. Our fiduciary duties and obligations as the general partner of our operating partnership may come into conflict with the duties of our directors and officers to our company. Messrs. Hoffler, Haddad and Kirk own a significant interest in our operating partnership as limited partners and may have conflicts of interest in making decisions that affect both our stockholders and the limited partners of our operating partnership.

Under Virginia law, a general partner of a Virginia limited partnership has fiduciary duties of loyalty and care to the partnership and its partners and must discharge its duties and exercise its rights as general partner under the partnership agreement or Virginia law consistently with the obligation of good faith and fair dealing. The partnership agreement provides that, in the event of a conflict between the interests of our operating partnership or any partner, on the one hand, and the separate interests of our company or our stockholders, on the other hand, we, in our capacity as the general partner of our operating partnership, are under no obligation not to give priority to the separate interests of our company or our stockholders, and that any action or failure to act on our part or on the part of our directors that gives priority to the separate interests of our company or our stockholders that does not result in a violation of the contract rights of the limited partners of the operating partnership under its partnership agreement does not violate the duty of loyalty that we, in our capacity as the general partner of our operating partnership, owe to the operating partnership and its partners.

Additionally, the partnership agreement provides that we will not be liable to the operating partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by the operating partnership or any limited partner, except for liability for our intentional harm or gross negligence. Our operating partnership must indemnify us, our directors and officers, officers of our operating partnership and our designees from and against any and all claims that relate to the operations of our operating partnership, unless (1) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) the person actually received an improper personal benefit in violation or breach of the partnership agreement or (3) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful. Our operating partnership must also pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our operating partnership will not indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person’s right to indemnification under the partnership agreement) or if the person is found to be liable to our operating partnership on any portion of any claim in the action.

We may assume unknown liabilities in connection with our formation transactions, and any recourse against third parties, including the prior investors in our assets, for certain of these liabilities will be limited.

As part of our formation transactions, we will acquire entities and assets that are subject to existing liabilities, some of which may be unknown or unquantifiable at the time this offering is completed. These liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims by tenants, vendors or other persons dealing with our predecessor entities (that had not been asserted or threatened prior to this offering), tax liabilities and accrued but unpaid liabilities incurred in the ordinary course of business. While in some instances we may have the right to seek reimbursement against an insurer, any recourse against third parties, including the prior investors in our assets, for certain of these liabilities will be limited. Mr. Hoffler has entered into a Representation, Warranty and Indemnity Agreement with us with respect to certain aspects of the formation transactions but his liability to us is limited with respect to time and dollar amount. There can be no assurance that we will be entitled to any such reimbursement or that ultimately we will be able to recover in respect of such rights for any of these historical liabilities.

Our charter contains certain provisions restricting the ownership and transfer of our stock that may delay, defer or prevent a change of control transaction that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

Our charter contains certain ownership limits with respect to our stock. Our charter, among other restrictions, prohibits the beneficial or constructive ownership by any person of more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our stock, excluding any shares that are not treated as outstanding for federal income tax purposes. Our board of directors, in its sole and absolute discretion, may exempt a person, prospectively or retroactively, from this ownership limit if certain conditions are satisfied. See “Description of Capital Stock—Restrictions on Ownership and Transfer.” This ownership limit as well as other restrictions on ownership and transfer of our stock in our charter may:

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discourage a tender offer or other transactions or a change in management or of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests; and

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result in the transfer of shares acquired in excess of the restrictions to a trust for the benefit of a charitable beneficiary and, as a result, the forfeiture by the acquirer of certain of the benefits of owning the additional shares.

We could increase the number of authorized shares of stock, classify and reclassify unissued stock and issue stock without stockholder approval.

Our board of directors, without stockholder approval, has the power under our charter to amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue. In addition, under our charter, our board of directors, without stockholder approval, has the power to authorize us to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock into one or more classes or series of stock and set the preference, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications or terms or conditions of redemption for such newly classified or reclassified shares. See “Description of Capital Stock—Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock.” As a result, we may issue series or classes of common stock or preferred stock with preferences, dividends, powers and rights, voting or otherwise, that are senior to, or otherwise conflict with, the rights of holders of our common stock. Although our board of directors has no such intention at the present time, it could establish a class or series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

Certain provisions of Maryland law could inhibit changes of control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

Certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

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“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof or an affiliate or associate of ours who was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our then outstanding voting stock at any time within the two-year period immediately prior to the date in question) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes certain fair price and/or supermajority stockholder voting requirements on these combinations; and

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“control share” provisions that provide that holders of “control shares” of our company (defined as shares that, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights with respect to their control shares, except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

By resolution of our board of directors, we have opted out of the business combination provisions of the MGCL and provided that any business combination between us and any other person is exempt from the business combination provisions of the MGCL, provided that the business combination is first approved by our board of directors (including a majority of directors who are not affiliates or associates of such persons). In addition, pursuant to a provision in our bylaws, we have opted out of the control share provisions of the MGCL. However, our board of directors may by resolution elect to opt in to the business combination provisions of the MGCL and we may, by amendment to our bylaws, opt in to the control share provisions of the MGCL in the future.

Certain provisions of the MGCL permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain corporate governance provisions, some of which (for example, a classified board) are not currently applicable to us. If implemented, these provisions may have the effect of limiting or precluding a third party from making an unsolicited acquisition proposal for us or of delaying, deferring or preventing a change in control of us under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then current market price. Our charter contains a provision whereby we elect, at such time as we become eligible to do so, to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our board of directors. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws.”

Certain provisions in the partnership agreement of our operating partnership may delay or prevent unsolicited acquisitions of us.

Provisions in the partnership agreement of our operating partnership may delay, or make more difficult, unsolicited acquisitions of us or changes of our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some of our stockholders might consider such proposals, if made, desirable. These provisions include, among others:

¡	redemption rights;

¡	a requirement that we may not be removed as the general partner of our operating partnership without our consent;

¡	transfer restrictions on common units;

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our ability, as general partner, in some cases, to amend the partnership agreement and to cause the operating partnership to issue units with terms that could delay, defer or prevent a merger or other change of control of us or our operating partnership without the consent of the limited partners; and

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the right of the limited partners to consent to direct or indirect transfers of the general partnership interest, including as a result of a merger or a sale of all or substantially all of our assets, in the event that such transfer requires approval by our common stockholders.

Upon completion of this offering and the formation transactions, the limited partners, including Mr. Hoffler and his affiliates and our other executive officers and directors, will own approximately     % of the outstanding common units of our operating partnership and approximately     % of the outstanding shares of our common stock, which together represent an approximate     % beneficial interest in our company on a fully diluted basis.

Our tax protection agreements could limit our ability to sell or otherwise dispose of certain properties.

In connection with the formation transactions, our operating partnership will enter into tax protection agreements that provide that if we dispose of any interest in the protected initial properties in a taxable transaction prior to the              anniversary of the completion of the formation transactions, subject to certain exceptions, we will indemnify certain contributors, including Messrs. Hoffler, Haddad, Kirk, Nero and Apperson and their respective affiliates and certain of our other officers, for their tax liabilities attributable to the built-in gain that exists with respect to such property interests as of the time of this offering, and the tax liabilities incurred as a result of such tax protection payment. Therefore, although it may be in our stockholders’ best interests that we sell one of these properties, it may be economically prohibitive for us to do so because of these obligations. Moreover, as a result of these potential tax liabilities, Messrs. Hoffler, Haddad, Kirk, Nero and Apperson and certain of our other officers may have a conflict of interest with respect to our determination as to these properties.

Our tax protection agreements may require our operating partnership to maintain certain debt levels that otherwise would not be required to operate our business.

Under our tax protection agreements, our operating partnership will provide certain of our contributors, including Messrs. Hoffler, Haddad, Kirk, Nero and Apperson and their respective affiliates and certain of our other officers, the opportunity to guarantee debt or enter into a deficit restoration obligations both at the completion of the formation transactions and this offering (if needed) and upon a future repayment, retirement, refinancing or other reduction (other than scheduled amortization) of currently outstanding debt prior to the              anniversary of the completion of the formation transactions. If we fail to make such opportunities available, we will be required to deliver to each such contributor a cash payment intended to approximate the contributor’s tax liability resulting from our failure to make such opportunities available to that contributor and the tax liabilities incurred as a result of such tax protection payment. See “Structure and Formation of Our Company—Tax Protection Agreements.” We agreed to these provisions in order to assist our contributors in deferring the recognition of taxable gain as a result of and after the formation transactions. These obligations may require us to maintain more or different indebtedness than we would otherwise require for our business.

We may pursue less vigorous enforcement of terms of the contribution and other agreements with members of our senior management and our affiliates because of our dependence on them and conflicts of interest.

Each of Messrs. Hoffler, Haddad and Kirk, our Executive Chairman of the Board, President and Chief Executive Officer and Vice Chairman of the Board, respectively, are parties to or have interests in contribution agreements with us pursuant to which we will acquire interests in our properties and assets. In addition, we will enter into option agreements with certain of our officers and directors, or entities they control, with respect to certain parcels of developable land. Mr. Hoffler has entered into a representation, warranty and indemnity agreement with us pursuant to which he has made certain representations and warranties to us regarding the entities and assets being acquired in the formation transactions and agreed to indemnify us and our operating partnership for breaches of such representations and warranties for one year after the completion of this offering and the formation transactions. We may choose not to enforce, or to enforce less vigorously, our rights under these agreements because of our desire to maintain our ongoing relationships with members of board of directors and our management, with possible negative impact on stockholders.

Our board of directors may change our strategies, policies and procedures without stockholder approval and we may become more highly leveraged, which may increase our risk of default under our debt obligations.

Our investment, financing, leverage and distribution policies, and our policies with respect to all other activities, including growth, capitalization and operations, will be determined exclusively by our board of directors, and may be amended or revised at any time by our board of directors without notice to or a vote of our stockholders. This could result in us conducting operational matters, making investments or pursuing different business or growth strategies than those contemplated in this prospectus. Further, our charter and bylaws do not limit the amount or percentage of indebtedness, funded or otherwise, that we may incur. Our board of directors may alter or eliminate our current policy on borrowing at any time without stockholder approval. If this policy changed, we could become more highly leveraged which could result in an increase in our debt service. Higher leverage also increases the risk of default on our obligations. In addition, a change in our investment policies, including the manner in which we allocate our resources across our portfolio or the types of assets in which we seek to invest, may increase our exposure to interest rate risk, real estate market fluctuations and liquidity risk. Changes to our policies with regards to the foregoing could materially adversely affect our financial condition, results of operations and cash flow.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Under Maryland law, generally, a director will not be liable if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter limits the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

¡	actual receipt of an improper benefit or profit in money, property or services; or

¡	active and deliberate dishonesty by the director or officer that was established by a final judgment as being material to the cause of action adjudicated.

Our charter authorizes us to indemnify our directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. Our bylaws require us to indemnify each director and officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. In addition, we may be obligated to advance the defense costs incurred by our directors and officers. We intend to enter into indemnification agreements with each of our executive officers and directors whereby we will indemnify our directors and executive officers to the fullest extent permitted by Maryland law against all expenses and liabilities incurred in their capacity as an officer and/or director, subject to limited exceptions. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist absent the current provisions in our charter and bylaws or that might exist with other companies.

We are a holding company with no direct operations and, as such, we will rely on funds received from our operating partnership to pay liabilities, and the interests of our stockholders will be structurally subordinated to all liabilities and obligations of our operating partnership and its subsidiaries.

We are a holding company and will conduct substantially all of our operations through our operating partnership. We do not have, apart from an interest in our operating partnership, any independent operations. As a result, we will rely on cash distributions from our operating partnership to pay any dividends we might declare on shares of our common stock. We will also rely on distributions from our operating partnership to meet any of our obligations, including any tax liability on taxable income allocated to us from our operating partnership. In addition, because we are a holding company, your claims as a stockholder will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our operating partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our operating partnership and its subsidiaries will be available to satisfy the claims of our stockholders only after all of our and our operating partnership’s and its subsidiaries’ liabilities and obligations have been paid in full.

Our operating partnership may issue additional common units to third parties without the consent of our stockholders, which would reduce our ownership percentage in our operating partnership and could have a dilutive effect on the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders.

After giving effect to this offering, we will own     % of the outstanding common units in our operating partnership. We may, in connection with our acquisition of properties or otherwise, issue additional common units to third parties. Such issuances would reduce our ownership percentage in our operating partnership and could affect the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders. Because you will not directly own common units, you will not have any voting rights with respect to any such issuances or other partnership level activities of our operating partnership.

Risks Related to Our Status as a REIT

Failure to qualify as a REIT, or failure to remain qualified as a REIT, would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our stockholders.

We believe that our organization and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT commencing with our short taxable year ending December 31, 2013. However, we cannot assure you that we will qualify and remain qualified as a REIT. In connection with this offering, we will receive an opinion from Hunton & Williams LLP that, commencing with our short taxable year ending December 31, 2013, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws and our proposed method of operations will enable us to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our short taxable year ending December 31, 2013 and subsequent taxable years. Investors should be aware that Hunton & Williams LLP’s opinion will be based upon customary assumptions, will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the conduct of our business, is not binding upon the Internal Revenue Service, or the IRS, or any court and speaks as of the date issued. In addition, Hunton & Williams LLP’s opinion will be based on existing U.S. federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Hunton & Williams LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements.

If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for distributions to our stockholders because:

¡	we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;

¡	we could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

¡	unless we are entitled to relief under certain U.S. federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our common stock. See “Material U.S. Federal Income Tax Considerations” for a discussion of material U.S. federal income tax consequences relating to us and our common stock.

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flows.

Even if we qualify for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. In addition, our TRS will be subject to regular corporate federal, state and local taxes. Any of these taxes would decrease cash available for distributions to stockholders.

Failure to make required distributions would subject us to U.S. federal corporate income tax.

We intend to operate in a manner so as to qualify as a REIT for U.S. federal income tax purposes. In order to qualify as a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, each year to our stockholders. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under the Code.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our capital stock. In order to meet these tests, we may be required to forego investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our performance.

In particular, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investment in securities (other than government securities, securities of TRSs and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, securities of TRSs and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by the securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

The prohibited transactions tax may limit our ability to dispose of our properties.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We may be subject to the prohibited transaction tax equal to 100% of net gain upon a disposition of real property. Although a safe harbor to the characterization of the sale of real property by a REIT as a prohibited transaction is available, we cannot assure you that we can comply with the safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of business. Consequently, we may choose not to engage in certain sales of our properties or may conduct such sales through our TRS, which would be subject to federal and state income taxation.

We may pay taxable dividends in shares of our common stock and cash, in which case stockholders may sell shares of our common stock to pay tax on such dividends, placing downward pressure on the market price of our common stock.

We may distribute taxable dividends that are payable in cash and common stock at the election of each stockholder. The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in stock as taxable dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for U.S. federal income tax purposes. Those rulings may be relied upon only by taxpayers to whom they were issued, but we could request a similar ruling from the IRS. In addition, the IRS previously issued a revenue procedure authorizing publicly traded REITs to make elective cash/stock dividends, but that revenue procedure does not apply to our 2013 and future taxable years. Accordingly, it is unclear whether and to what extent we will be able to make taxable dividends payable in cash and common stock.

If we made a taxable dividend payable in cash and common stock, taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. As a result, stockholders may be required to pay income tax with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the common stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our common stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common stock. If we made a taxable dividend payable in cash and our common stock and a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common stock. We do not currently intend to pay taxable dividends of our common stock and cash, although we may choose to do so in the future.

The ability of our board of directors to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

Our ownership of our TRS will be subject to limitations and our transactions with our TRS will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm’s-length terms.

Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more TRS. In addition, the Code limits the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The Code also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis. Furthermore, we will monitor the value of our respective investments in our TRS for the purpose of ensuring compliance with TRS ownership limitations and will structure our transactions with our TRS on terms that we believe are arm’s length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 25% REIT subsidiaries limitation or to avoid application of the 100% excise tax.

You may be restricted from acquiring or transferring certain amounts of our common stock.

The restrictions on ownership and transfer in our charter may inhibit market activity in our capital stock and restrict our business combination opportunities.

In order to qualify as a REIT for each taxable year after 2013, five or fewer individuals, as defined in the Code, may not own, beneficially or constructively, more than 50% in value of our issued and outstanding stock at any time during the last half of a taxable year. Attribution rules in the Code determine if any individual or entity beneficially or constructively owns our capital stock under this requirement. Additionally, at least 100 persons must beneficially own our capital stock during at least 335 days of a taxable year for each taxable year after 2013. To help insure that we meet these tests, our charter restricts the acquisition and ownership of shares of our capital stock.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary to preserve our qualification as a REIT. Unless exempted by our board of directors, our charter prohibits any person from beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. Our board of directors may not grant an exemption from this restriction to any proposed transferee whose ownership in excess of 9.8% of the value of our outstanding shares would result in our failing to qualify as a REIT. This as well as other restrictions on transferability and ownership will not apply, however, if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to “qualified dividend income” payable to U.S. stockholders that are taxed at individual rates is 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rates on qualified dividend income. The more favorable rates applicable to regular corporate qualified dividends could cause investors who taxed at individual rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common stock.

At any time, the U.S. federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in the U.S. federal income tax laws, regulations or administrative interpretations.

If our operating partnership failed to qualify as a partnership for federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences.

We believe that our operating partnership will be treated as a partnership for federal income tax purposes. As a partnership, our operating partnership will not be subject to federal income tax on its income. Instead, each of its partners, including us, will be allocated, and may be required to pay tax with respect to, its share of our operating partnership’s income. We cannot assure you, however, that the IRS will not challenge the status of our operating partnership or any other subsidiary partnership in which we own an interest as a partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership or any such other subsidiary partnership as an entity taxable as a corporation for federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would likely cease to qualify as a REIT. Also, the failure of our operating partnership or any subsidiary partnerships to qualify as a partnership could cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.

To maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions, and the unavailability of such capital on favorable terms at the desired times, or at all, may cause us to curtail our investment activities or dispose of assets at inopportune times and/or on unfavorable terms, which could materially adversely affect our financial condition, results of operations and cash flow.

To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our REIT taxable income each year, excluding net capital gains, and we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our REIT taxable income each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. In order to maintain our REIT status and avoid the payment of income and excise taxes, we may need to borrow funds to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from, among other things, differences in timing between the actual receipt of cash and inclusion of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required principal or amortization payments. These sources, however, may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of factors, including the market’s perception of our growth potential, our current debt levels, the market price of our common stock, and our current and potential future earnings. We cannot assure you that we will have access to such capital on favorable terms at the desired times, or at all, which may cause us to curtail our investment activities or dispose of assets at inopportune times and/or on unfavorable terms, which could materially adversely affect our financial condition, results of operations and cash flows.

Risks Related to this Offering

There has been no public market for our common stock prior to this offering and an active trading market for our common stock may not develop following this offering.

Prior to this offering, there has not been any public market for our common stock, and there can be no assurance that an active trading market will develop or be sustained or that shares of our common stock will be resold at or above the initial public offering price. The initial public offering price of our common stock will be determined by agreement among us and the underwriters, but there can be no assurance that our common stock will not trade below the initial public offering price following the completion of this offering. See “Underwriting.” The market value of our common stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for our common stock following the completion of this offering, the extent of institutional investor interest in us, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies), our financial performance and general stock and bond market conditions.

We may be unable to make distributions at expected levels, which could result in a decrease in the market price of our common stock.

Our estimated initial annual distributions represent     % of our estimated initial cash available for distribution for the months ending                     , 2013 as calculated in “Distribution Policy.” Accordingly, we may be unable to pay our estimated initial annual distribution to stockholders out of cash available for distribution. If sufficient cash is not available for distribution from our operations, we may have to fund distributions from working capital, borrow to provide funds for such distributions, or reduce the amount of such distributions. To the extent we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been. If cash available for distribution generated by our assets is less than our current estimate, or if such cash available for distribution decreases in future periods from expected levels, our inability to make the expected distributions could result in a decrease in the market price of our common stock. In the event the underwriters’ overallotment option is exercised, pending investment of the proceeds therefrom, our ability to pay such distributions out of cash from our operations may be further materially adversely affected.

Our ability to make distributions may also be limited by our anticipated revolving credit facility. We expect that under the terms of the revolving credit facility we intend to enter into concurrently with or shortly after the completion of this offering, our ability to make distributions will be limited to the greater of (1) 95% of our FFO or (2) the amount required for us to (x) qualify and maintain our REIT status and (y) avoid the payment of federal or state income or excise tax. We also expect that if a default or events of default exist or would result from a distribution, we may be precluded from making certain distributions other than those required to allow us to qualify and maintain our status as a REIT.

All distributions will be made at the discretion of our board of directors and will be based upon, among other factors, our historical and projected results of operations, financial condition, cash flows and liquidity, maintenance of our REIT qualification and other tax considerations, capital expenditure and other expense obligations, debt covenants, contractual prohibitions or other limitations and applicable law and such other matters as our board of directors may deem relevant from time to time. We may not be able to make distributions in the future, and our inability to make distributions, or to make distributions at expected levels, could result in a decrease in the market price of our common stock.

Messrs. Hoffler, Haddad, Kirk, Nero and Apperson and their affiliates will receive benefits in connection with this offering, which create a conflict of interest because they have interests in the successful completion of this offering that may influence their decisions affecting the terms and circumstances under which this offering and formation transactions are completed.

In connection with this offering and our formation transactions, Messrs. Hoffler, Haddad, Kirk, Nero and Apperson and their affiliates will receive an aggregate of          common units of our operating partnership, representing a     % beneficial interest in our company on a fully diluted basis, and cash payments in the aggregate amount of approximately $         million. These transactions create a conflict of interest because Messrs. Hoffler, Haddad, Kirk, Nero and Apperson have interests in the successful completion of this offering. These interests may influence their decisions, affecting the terms and circumstances under which this offering and the formation transactions are completed. For more information concerning benefits to be received by Messrs. Hoffler, Haddad, Kirk, Nero and Apperson in connection with this offering, see “Structure and Formation of Our Company—Consequences of This Offering and the Formation Transactions” and “Certain Relationships and Related Transactions.”

The market price and trading volume of our common stock may be volatile following this offering.

Even if an active trading market develops for our common stock, the per share trading price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur, and investors in shares of our common stock may from time to time experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. If the per share trading price of our common stock declines significantly, you may be unable to resell your shares at or above the public offering price. We cannot assure you that the per share trading price of our common stock will not fluctuate or decline significantly in the future.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

¡	actual or anticipated variations in our quarterly operating results or dividends;

¡	changes in our funds from operations or earnings estimates;

¡	publication of research reports about us or the real estate industry;

¡	increases in market interest rates that lead purchasers of our shares to demand a higher yield;

¡	changes in market valuations of similar companies;

¡	adverse market reaction to any additional debt we incur in the future;

¡	additions or departures of key management personnel;

¡	actions by institutional stockholders;

¡	speculation in the press or investment community;

¡	the realization of any of the other risk factors presented in this prospectus;

¡	the extent of investor interest in our securities;

¡	the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

¡	our underlying asset value;

¡	investor confidence in the stock and bond markets generally;

¡	changes in tax laws;

¡	future equity issuances;

¡	failure to meet earnings estimates;

¡	failure to meet and maintain REIT qualifications;

¡	changes in our credit ratings; and

¡	general market and economic conditions.

In the past, securities Class-Action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have a material adverse effect on us, including our financial condition, results of operations, cash flow and the per share trading price of our common stock.

We may use a portion of the net proceeds from this offering to make distributions to our stockholders, which would, among other things, reduce our cash available to develop or acquire properties and may reduce the returns on your investment in our common stock.

Prior to the time we have fully invested the net proceeds of this offering, we may fund distributions to our stockholders out of the net proceeds of this offering, which would reduce the amount of cash we have available to acquire properties and may reduce the returns on your investment in our common stock. The use of these net proceeds for distributions to stockholders could adversely affect our financial results. In addition, funding distributions from the net proceeds of this offering may constitute a return of capital to our stockholders, which would have the effect of reducing each stockholder’s tax basis in our common stock.

You will experience immediate and material dilution in connection with the purchase of our common stock in this offering.

As of December 31, 2012, the aggregate historical combined net tangible book value of our Predecessor was approximately $(57.1) million, or $         per share of our common stock held by the prior investors, assuming the exchange of common units into shares of our common stock on a one-for-one basis. As a result, the pro forma net tangible book value per share of our common stock after the completion of this offering and the formation transactions will be less than the initial public offering price. The purchasers of shares of our common stock offered hereby will experience immediate and substantial dilution of $         per share in the pro forma net tangible book value per share of our common stock, based on the midpoint of the price range set forth on the front cover of this prospectus. See “Dilution.”

The combined financial statements of our Predecessor and our unaudited pro forma financial statements may not be representative of our financial statements as an independent public company.

The combined financial statements of our Predecessor and our unaudited pro forma financial statements that are included in this prospectus do not necessarily reflect what our financial position, results of operations or cash flow would have been had we been an independent entity during the periods presented. Furthermore, this financial information is not necessarily indicative of what our results of operations, financial position or cash flow will be in the future. It is not possible for us to accurately estimate all adjustments that may reflect all the significant changes that will occur in our cost structure, funding and operations as a result of this offering and the formation transactions, including potential increased costs associated with reduced economies of scale and increased costs associated with being an independent publicly traded company. See “Summary Selected Financial and Other Data” and the combined financial statements of our predecessor and our unaudited pro forma financial statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

Increases in market interest rates may have an adverse effect on the trading prices of our common stock as prospective purchasers of our common stock may expect a higher dividend yield and as an increased cost of borrowing may decrease our funds available for distribution.

One of the factors that will influence the trading prices of our common stock will be the dividend yield on the common stock (as a percentage of the price of our common stock) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our common stock to expect a higher dividend yield (with a resulting decline in the trading prices of our common stock) and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our common stock to decrease.

The number of shares of our common stock available for future issuance or sale could materially adversely affect the per share trading price of our common stock.

We are offering                  shares of our common stock as described in this prospectus. Upon completion of this offering and the formation transactions, we will have outstanding approximately                  shares of our common stock. Of these shares, the shares sold in this offering will be freely tradable, except for any shares purchased in this offering by our affiliates, as that term is defined by Rule 144 under the Securities Act, and for restrictions on ownership and transfer in our charter intended to preserve our status as a REIT. Upon completion of this offering and the formation transactions, Messrs. Hoffler, Haddad and Kirk and our other directors and officers and their affiliates, together with third-party prior investors, will beneficially own                      common units which will be redeemable at the option of the holders beginning approximately one year following completion of this offering, for cash, or at our option, for shares of our common stock, on a one-for-one basis. We have agreed to register the shares issuable upon redemption of the common units so that such shares will be freely tradable under the securities laws.

We cannot predict whether future issuances or sales of shares of our common stock or the availability of shares for resale in the open market will decrease the per share trading price per share of our common stock. The per share trading price of our common stock may decline significantly when the restrictions on resale by certain of our stockholders lapse or upon the registration of additional shares of our common stock pursuant to registration rights granted in connection with this offering.

The issuance of substantial numbers of shares of equity securities, including common units, or the perception that such issuances might occur could materially adversely affect us, including the per share trading price of shares of our common stock.

The exercise of the underwriters’ overallotment option, the redemption of common units for common stock, the vesting of any restricted stock granted to certain directors, executive officers and other employees under our 2013 Equity Incentive Plan, the issuance of our common stock or common units in connection with future property, portfolio or business acquisitions and other issuances of our common stock could have an adverse effect on the per share trading price of our common stock, and the existence of units, options or shares of our common stock issuable under our 2013 Equity Incentive Plan or upon redemption of common units may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. In addition, future issuances of shares of our common stock may be dilutive to existing stockholders.

Future offerings of debt, which would be senior to our common stock upon liquidation, and/or preferred equity securities which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may materially adversely affect us, including the per share trading price of our common stock.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities (or causing our operating partnership to issue debt securities), including medium-term notes, senior or subordinated notes and classes or series of preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will be entitled to receive our available assets prior to distribution to the holders of our common stock. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability pay dividends to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk that our future offerings could reduce the per share trading price of our common stock and dilute their interest in us.

FORWARD-LOOKING STATEMENTS

We make statements in this prospectus that are forward-looking statements within the meaning of the federal securities laws. In particular, statements pertaining to our capital resources, property performance and results of operations contain forward-looking statements. Likewise, our pro forma financial statements and all of our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

¡	adverse economic or real estate developments, either nationally or in the markets in which our properties are located;

¡	our failure to develop the properties in our identified development pipeline successfully, on the anticipated timeline or at the anticipated costs;

¡	our failure to generate sufficient cash flows to service our outstanding indebtedness;

¡	defaults on, early terminations of or non-renewal of leases by tenants, including significant tenants;

¡	bankruptcy or insolvency of a significant tenant or a substantial number of smaller tenants;

¡	difficulties in identifying or completing development or acquisition opportunities, including our proposed acquisition of the Apprentice School Apartments;

¡	our failure to successfully operate developed and acquired properties;

¡	fluctuations in interest rates and increased operating costs;

¡	our failure to obtain necessary outside financing on favorable terms or at all, including our anticipated credit facility;

¡	general economic conditions;

¡	financial market fluctuations;

¡	risks that affect the general retail environment or the market for office properties or multifamily units;

¡	the competitive environment in which we operate;

¡	decreased rental rates or increased vacancy rates;

¡	conflicts of interests with our officers and/or directors;

¡	lack or insufficient amounts of insurance;

¡	environmental uncertainties and risks related to adverse weather conditions and natural disasters;

¡	other factors affecting the real estate industry generally;

¡	our failure to qualify and maintain our qualification as a REIT for U.S. federal income tax purposes;

¡	limitations imposed on our business and our ability to satisfy complex rules in order for us to qualify as a REIT for U.S. federal income tax purposes; and

¡	changes in governmental regulations or interpretations thereof, such as real estate and zoning laws and increases in real property tax rates and taxation of REITs.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes after the date of this prospectus, except as required by applicable law. You should not place undue reliance on any forward-looking statements that are based on information currently available to us or the third parties making the forward-looking statements. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section below titled “Risk Factors.”

USE OF PROCEEDS

After deducting the underwriting discount and commissions and estimated expenses of this offering payable by us, we expect to receive net proceeds from this offering of approximately $         million, or approximately $         million if the underwriters’ overallotment option is exercised in full, in each case assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the front cover of this prospectus.

We intend to contribute the net proceeds of this offering to our operating partnership in exchange for common units in our operating partnership, and our operating partnership intends use the net proceeds received from us as described below:

¡	approximately $112.8 million to repay anticipated outstanding indebtedness as described in the table below, including exit fees, defeasance costs and assumption costs of approximately $2.2 million;

¡

approximately $44.0 million as partial consideration for the equity interests in the entities that own the properties in our initial portfolio and the construction, development and asset management business of Armada Hoffler that we will acquire from the prior investors in connection with the formation transactions; and

¡

the remaining net proceeds, if any, for general corporate purposes, including working capital, development costs for our identified development pipeline, future acquisitions, transfer taxes and, potentially, paying distributions.

The following table sets forth information regarding the indebtedness that we intend to repay with the net proceeds of this offering and the properties to which the indebtedness relates:

Property	Amount to be Repaid(1)	Interest Rate(2)	Maturity Date
Richmond Tower	$46,523,410	LIBOR + 2.75%	12/18/2014
Armada Hoffler Tower	38,880,892	6.32%	10/1/2013
Sentara Williamsburg	10,915,162	5.66%	6/3/2017
Virginia Natural Gas	5,476,348	LIBOR + 2.50%	4/5/2017
Parkway Marketplace(3)	1,750,000	4.25%	10/1/2018
Parkway Marketplace	750,000	4.25%	10/1/2018
Broad Creek Shopping Center(3)	2,700,000	LIBOR + 2.75%	12/7/2016
Oyster Point(4)	643,336	N/A (4)	N/A
Two Columbus	2,913,465	LIBOR + 2.50%	7/5/2015

Total	$110,552,613

(1)	Amounts based on projected debt balances as of May 6, 2013.

(2)	LIBOR refers to the London Interbank Offered Rate.

(3)	The proceeds of this loan have been used to pay certain expenses of this offering and the formation transactions.

(4)	This is a participation note that bears interest annually in an amount equal to the greater of 10% of the outstanding principal balance of the loan or 50% of the annual cash flows from the property. Affiliates of Armada Hoffler, including certain of our directors and officers, will receive 12.5%, or approximately $80,400, of the repayment amount of this loan.

Pending application of net proceeds of this offering, we intend to invest the net proceeds in interest-bearing accounts, money market accounts and interest-bearing securities in a manner that is consistent with our intention to qualify for taxation as a REIT. Such investments may include, for example, government and government agency certificates, government bonds, certificates of deposit, interest-bearing bank deposits, money market accounts and mortgage loan participations.

See our pro forma financial statements elsewhere in this prospectus for additional information regarding the use of proceeds.

DISTRIBUTION POLICY

We intend to pay regular quarterly dividends to holders of shares of our common stock. Although we have not previously paid dividends, we intend to pay a pro rata initial dividend with respect to the period commencing on the completion of this offering and ending December 31, 2013 , based on $         per share for a full quarter. On an annualized basis, this would be $         per share, or an annual distribution rate of approximately     % based on an estimated initial public offering price at the midpoint of the price range set forth on the front cover of this prospectus. We estimate that this initial annual distribution rate will represent approximately     % of estimated cash available for distribution for the year ending December 31, 2013. Our intended initial annual distribution rate has been established based on our estimate of cash available for distribution for the year ending December 31, 2013 , which we have calculated based on adjustments to our pro forma income before non-controlling interests for the year ended December 31, 2013. This estimate was based on our Predecessor’s historical operating results and does not take into account our growth strategy. In estimating our cash available for distribution for the year ending December 31, 2013 , we have made certain assumptions as reflected in the table and footnotes below, including that there will be no early lease terminations and no lease renewals or new leases executed in our portfolio after December 31, 2012 (unless there has been an early lease termination or a new or renewal lease has been entered into prior to the date of this prospectus).

Our estimate of cash available for distribution does not include the effect of any changes in our working capital resulting from changes in our working capital accounts after December 31, 2012, other than the amount of cash estimated to be used for tenant improvement and leasing commission costs related to leases that may be entered into prior to the date of this prospectus. Our estimate also does not reflect the amount of cash estimated to be used for investing activities for acquisition, development and other activities, other than a reserve for recurring capital expenditures, and amounts estimated for leasing commissions and tenant improvements for renewing space. It also does not reflect the amount of cash estimated to be used for financing activities, other than scheduled loan principal payments on mortgage and other indebtedness that will be outstanding upon completion of this offering. Although we have included all material investing and financing activities that we have commitments to undertake as of December 31, 2012, we may undertake other investing and/or financing activities in the future, including in connection with the development of properties in our identified development pipeline. Any such investing and/or financing activities may have a material effect on our estimate of cash available for distribution. Because we have made the assumptions set forth above in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations or our liquidity, and have estimated cash available for distribution for the sole purpose of determining the amount of our initial annual distribution rate. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or our ability to pay dividends or make other distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for determining future dividends or other distributions.

We intend to maintain our initial distribution rate for the 12-month period following completion of this offering unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimate. Dividends and other distributions made by us will be authorized and determined by our board of directors in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including restrictions under applicable law and restrictive covenants in loan agreements in respect of our outstanding indebtedness, the capital requirements of our company, the distribution requirements necessary to maintain our qualification as a REIT and other factors described below. Although we have no current intention to do so, we may in the future also choose to pay dividends in shares of our own stock. See “Material U.S. Federal Income Tax Considerations—Distribution Requirements” and “Risk Factors—Risks Related to Our Status as a REIT—We may pay taxable dividends of our common stock and cash, in which case stockholders may sell shares of our common stock to pay tax on such dividends, placing downward pressure on the market price of our common stock.” We believe that our estimate of cash available for distribution constitutes a reasonable basis for setting the initial distribution rate; however, we cannot assure you that the estimate will prove accurate, and actual distributions may therefore be significantly different from the expected distributions. We do not intend to reduce the expected dividends per share if the underwriters’ overallotment option is exercised; however, this could require us to pay dividends from net offering proceeds.

We anticipate that, at least initially, our distributions will exceed our then-current and accumulated earnings and profits as determined for U.S. federal income tax purposes due to the write-off of prepayment fees paid with offering proceeds and non-cash expenses, primarily depreciation and amortization charges that we expect to incur. Therefore, a portion of these distributions may represent a return of capital for federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits and not treated by us as a distribution will not be taxable to a taxable U.S. stockholder under current U.S. federal income tax law to the extent those distributions do not exceed the stockholder’s adjusted tax basis in his or her common stock, but rather will reduce the adjusted basis of the common stock. Therefore, the gain (or loss) recognized on the sale of that common stock or upon our liquidation will be increased (or decreased) accordingly. To the extent those distributions exceed a taxable U.S. stockholder’s adjusted tax basis in his or her common stock, they generally will be treated as a capital gain realized from the taxable disposition of those shares. We expect to pay our first dividend in                     , 2013, which will include a payment with respect to the period commencing on the completion of this offering and ending                     , 2013. We expect that approximately     % of our estimated initial dividend will represent a return of capital for the tax period ending December 31, 2013. The percentage of our stockholder distributions that exceeds our current and accumulated earnings and profits may vary substantially from year to year. For a more complete discussion of the tax treatment of distributions to holders of our common stock, see “Material U.S. Federal Income Tax Considerations.”

Actual distributions may be significantly different from expected distributions. We cannot assure you that our estimated dividends will be made or sustained or that our board of directors will not change our distribution policy in the future. Any dividends or other distributions we pay in the future will depend upon our actual results of operations, economic conditions, debt service requirements and other factors that could differ materially from our current expectations. Our actual results of operations will be affected by a number of factors, including the revenue we receive from our properties, our operating expenses, interest expense, the ability of our tenants to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, please see “Risk Factors.”

Federal income tax law requires that a REIT distribute annually at least 90% of its REIT taxable income excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income including capital gains. In addition, a REIT will be required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. For more information, please see “Material U.S. Federal Income Tax Considerations.” We anticipate that our estimated cash available for distribution will be sufficient to enable us to meet the annual distribution requirements applicable to REITs and to avoid or minimize the imposition of corporate and excise taxes. However, under some circumstances, we may be required to pay distributions in excess of cash available for distribution in order to meet these distribution requirements or to avoid or minimize the imposition of tax and we may need to borrow funds to make some distributions.

The following table describes our pro forma net income for the year ended December 31, 2012 and the adjustments we have made thereto in order to estimate our initial cash available for distribution for the year ending December 31, 2013 (dollars in thousands, except per share amounts):

Pro forma net income (loss) before non-controlling interests for the year ended December 31, 2012

Add: Pro Forma real estate depreciation and amortization(1)	13,261

Add: Pro Forma lease commission amortization(2)	1,398

Add: Amortization of debt issuance costs(3)	833

Add: Non-cash compensation expense(4)	770

Less: Net effects of straight-line rent adjustments to tenant leases(5)	(2,163)

Add: Net effects of straight-line rent adjustments to ground leases expense(6)		371

Add: Amortization of lease incentives and below market rents(7)		677

Add: Net increases in contractual rent income(8)		2,278

Less: Net decreases in contractual rent income due to lease expirations, assuming historical retention rate(9)		(126)

Less: Net decrease in segment profit for general contracting and real estate services segment(10)		(143)

Estimated cash flow from operating activities for the year ending December 31, 2013	$

Estimated cash flows used in investing activities:

Less: Estimated provision for tenant improvements and leasing commission costs(11)		(367)

Less: Estimated annual provision for general improvements(12)		(489)

Total estimated cash flows used in investing activities for the year ending December 31, 2013		$(856)

Estimated cash flow used in financing activities

Less: Scheduled mortgage loan principal payments(13)		(4,041)

Less: Scheduled loan maturities(14)		(2,208)

Less: Net increase in long-term ground lease obligations(15)		(37)

Estimated cash flow from financing activities for the year ending December 31, 2013		$(6,286)

Our share of estimated cash available for distribution to stockholders and common unit holders		$—

Total estimated initial annual distributions to stockholders and common unit holders		$—

Estimated initial annual distribution per share(16)		$—

Payout ratio based on our share of estimated cash available for distribution(17)		—%

(1)	Represents pro forma consolidated depreciation and amortization for the year ended December 31, 2012.

(2)	Pro forma non-cash amortization of lease commissions for the year ended December 31, 2012.

(3)	Pro forma non-cash amortization of debt issuance costs for the year ended December 31, 2012.

(4)	Pro forma non-cash compensation expense related to awards of restricted stock and performance units that vest over a three-year period.

(5)	Represents the conversion of estimated rental revenues on in-place leases from GAAP basis to cash basis of recognition.

(6)	Represents the conversion of estimated ground lease expense on in-place leases from GAAP basis to cash basis of recognition.

(7)	Represents the elimination of non-cash lease incentives and above market rents for the year ended December 31, 2012.

(8)	Represents increases in contractual rental income net of contractual or anticipated rent concessions from existing leases and from new leases and renewals that were not in effect for the entire year ended December 31, 2012 or that will go into effect during the year ending December 31, 2013 based on executed leases as of the date of this prospectus, as calculated in the following schedule:

Office Properties	(In Thousands)
Net increases in contractual rental income	$1,729
Less: Impact of 2012 vacancies	(179)

Total net increase in contractual rent income	$1,550

Retail Properties
Net Increases in contractual rental income	$830
Less: Impact of 2012 vacancies	(101)

Total net increase in contractual rent income	$728

Total net increase in office retail property contractual rent income	$2,278

(9)	For leases expiring after December 31, 2012, assumes renewal probability based on historical average retention rate, for the period commencing January 1, 2010 and ending on December 31, 2012, as calculated in the following schedule:

Office Properties
	Year Ended December 31,			Total/Weighted Average
	2010	2011	2012	2010-2012
	(In thousands)
Annualized base rent expiring in year(a)	$1,461	$2,602	$2,860	$2,307
Annualized base rent renewed(b)	1,207	1,858	2,720	1,928

Retention rate(c)	82.6%	71.4%	95.1%	83.6%
Pro forma consolidated base rent expiring in 2013(d)				$608
Estimated retention rate				83.6%

Estimated rent retained				$508

Estimated decrease in contractual rent income at office properties				$(100)

Retail Properties
	Year Ended December 31,			Total/Weighted Average
	2010	2011	2012	2010-2012
	(In thousands)
Annualized base rent expiring in year(a)	$480	$1,088	$1,213	$927
Annualized base rent renewed(b)	414	865	1,174	818

Retention rate(c)	86.2%	79.5%	96.8%	88.2%
Pro forma consolidated base rent expiring in 2013(d)				$224
Estimated retention rate				88.2%

Estimated rent retained				$198

Estimated decrease in contractual rent income at retail properties				$(26)

Estimated decrease in contractual rent income at office and retail properties				$(126)

(a)	Represents monthly base rent earned by our combined predecessor on a cash basis for the month ending December 31 of the prior year multiplied by 12 for each respective year presented.

(b)	Represents annualized base rent, as defined in (a) above, which was renewed in the year.

(c)	Calculated as our combined predecessor annualized base rent renewed divided by annualized base rent expiring in each period.

(d)	Represents the amount of rent expiring in the year ending December 31, 2013 based on the month the lease expires.

(10)	Represents the net decrease in general contracting and real estate services income assuming segment profit based on historic average segment profit as calculated in the following schedule:

	Year Ended December 31,			Total/weighted Average
	2010	2011	2012	2010-2012
	(in thousands)
General contracting and real estate services revenue(a)	$87,279	$77,602	$54,046	$72,976
General contractor expenses(b)	(82,127)	(72,138)	(50,103)	(68,123)

General contracting and real estate services segment profit(c)	5,152	5,464	3,943	4,853
Segment profit margin	5.9%	7.0%	7.3%	6.7%
Estimated general contracting and real estate services segment 2013 revenue under contract(d)				$57,140
Estimated profit margin				6.7%
Estimated general contracting and real estate services segment 2013 profit				3,800

Less: General contracting and real estate services segment 2012 profit				(3,943)

Net decrease in general contracting and real estate services segment 2013 profit				$(143)

(a)	Represents general contracting and real estate services revenue of our Predecessor for each year presented.

(b)	Represents general contractor expenses of our Predecessor for each year presented.

(c)	Represents general contracting and real estate services profit equal to general contracting and real estate services revenue less general contractor expenses.

(d)	Represents amount of estimated 2013 general contracting and real estate services revenue from uncompleted signed construction contracts as of the date of this prospectus.

(11)	Estimated provision for tenant improvement and leasing commission costs that we are contractually obligated to provide and expect to incur in the year ending December 31, 2013, plus an estimate of tenant improvement and leasing commission cost for our estimated square feet expiring in 2013 which we expect to renew, as calculated in the following schedule:

Office Properties
	Year Ended December 31,			Total/Weighted Average
	2010	2011	2012	2010-2012
Square footage expiring (a)	65,091	118,765	130,563	104,806
Square footage renewed(a)	53,817	83,423	124,965	87,402

Retention rate(b)	82.7%	70.2%	95.7%	83.4%
Pro forma consolidated square footage expiring in 2013				67,898
Estimated retention rate				83.4%

Estimated 2013 square footage renewed				56,623
Estimated 2013 tenant improvement and leasing commission cost per square foot(c)				$4.86

Estimated 2013 tenant improvement and leasing commission costs for renewals				275,191
Plus: Contractual obligated tenant improvement and leasing commission costs				771

Total estimated 2013 tenant improvement and leasing commission costs for office properties				$275,962

(a)	Based on our consolidated predecessor.

(b)	Calculated as our consolidated predecessor square footage divided by square footage expiring in each period.

(c)	Based on the average annual tenant improvement and leasing commission costs per square foot incurred during the years ended December 31, 2010, 2011 and 2012, calculated as follows:

	Year Ended December 31,			Total/Weighted Average
	2010	2011	2012	2010-2012
Consolidated predecessor square footage renewal during period	53,817	83,423	124,965	87,402
Tenant improvement and leasing commission costs for renewals	$95,700	$576,900	$601,741	$424,780

Tenant improvement and leasing commission costs per square foot	$1.78	$6.92	$4.82	$4.86

Retail Properties
	Year Ended December 31,			Total/Weighted Average 2010-2012
	2010	2011	2012
Square footage expiring (a)	34,637	66,928	56,882	52,816
Square footage renewed(a)	30,557	55,780	55,257	47,198

Retention rate(b)	88.2%	83.3%	97.1%	89.4%
Pro forma consolidated square footage expiring in 2013				31,254
Estimated retention rate				89.4%

Estimated 2013 square footage renewed				27,930
Estimated 2013 tenant improvement and leasing commission cost per square foot(c)				$3.27

Estimated 2013 tenant improvement and leasing commission costs for renewals				$91,448
Plus: Contractual obligated tenant improvement and leasing commission costs				—

Total estimated 2013 tenant improvement and leasing commission costs for retail properties				$91,448

Total estimated 2013 tenant improvement and leasing commission costs for office properties and retail properties				$367,410

(a)	Based on our consolidated predecessor.

(b)	Calculated as our consolidated predecessor square footage divided by square footage expiring in each period.

(c)	Based on the average annual tenant improvement and leasing commission costs per square foot incurred during the years ended December 31, 2010, 2011 and 2012, calculated as follows:

	Year Ended December 31,			Total/Weighted Average 2010-2012
	2010	2011	2012
Consolidated predecessor square footage renewal during period	30,557	55,780	55,257	47,198
Tenant improvement and leasing commission costs for renewals	$28,502	$303,065	$132,045	$154,537

Tenant improvement and leasing commission costs per square foot	$0.93	$5.43	$2.39	$3.27

(12)	Reflects estimated provision for general improvements (capital expenditures excluding tenant and leasing commission costs) for the year ending December 31, 2013, based on the average annual general improvement expenditures (capital expenditures excluding tenant and leasing commission costs) per square foot incurred during the years ended December 31, 2010, 2011 and 2012, multiplied by our portfolio’s square footage for office and retail properties and units for multifamily properties, as calculated in the following schedule:

Office Properties
	Year Ended December 31,			Total/Weighted Average
	2010	2011	2012	2010-2012
General improvements per square foot (excluding tenant and leasing commission costs(a)	$0.47	$0.17	$0.14	$0.26
Predecessor office properties square footage(b)	954,440	954,440	954,656	954,512

General Improvements (excluding tenant and leasing commission costs) for office properties	$449,018	$158,713	$136,512	$248,089

Retail Properties
	Year Ended December 31,			Total/Weighted Average 2010-2012
	2010	2011	2012
General improvements per square foot (excluding tenant and leasing commission costs)(a)	$0.04	$0.01	$0.01	$0.02
Predecessor retail properties square footage	1,092,323	1,102,596	1,091,496	1,095,472

General Improvements (excluding tenant and leasing commission costs) for retail properties	$44,330	$15,428	$11,395	$23,741

Multifamily Properties
	Year Ended December 31,			Total/Weighted Average 2010-2012
	2010	2011	2012
General improvements per unit (excluding tenant and leasing commission costs(a)	$289	$395	$355	$346
Predecessor multifamily properties units(b)	626	626	626	626

General Improvements (excluding tenant and leasing commission costs) for multifamily properties	$180,676	$247,470	$221,963	$216,703

Total general improvements (excluding tenant and leasing commission costs)				$488,533

(a)	Based on our Predecessor combined square footage for office and retail properties and units for multifamily properties. Excludes ground leases for retail properties.

(b)	100% of pro forma consolidated square footage for office and retail properties and units for multifamily properties.

(13)	Represents scheduled payments of mortgage loan principal due during the year ending December 31, 2013.

(14)	Represents scheduled loan maturities of mortgage loans due during the twelve months ending December 31, 2013.

(15)	Represents net increase in long-term ground lease obligations due during the year ending December 31, 2013.

(16)	Represents the aggregate amount of the initial annual distribution divided by the number of shares of our common stock and common units to be outstanding upon completion of this offering (excluding shares of our common stock that may be issued by us upon exercise of the underwriters’ overallotment option).

(17)	Calculated as estimated initial annual distribution per share divided by our share of estimated cash available for distribution per share for the year ending December 31, 2013.

CAPITALIZATION

The following table sets forth (i) the historical combined capitalization of our Predecessor as of December 31, 2012, (ii) our unaudited pro forma capitalization, adjusted to give effect to our formation transactions, but before giving effect to this offering and (iii) our unaudited pro forma capitalization on an as adjusted basis to give effect to our formation transactions, this offering and the use of net proceeds as set forth in “Use of Proceeds.” You should read this table in conjunction with “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2012
	Historical Combined	Pro Forma Pre-Offering	Pro Forma As Adjusted
	(In thousands, except share amounts)
Mortgages and other secured loans(1)(2)	$334,438

Non-controlling partnership interest	—
Stockholders’ equity:
Common stock, $0.01 par value per share; 1,000 shares authorized, issued and outstanding on an historical basis; 500,000,000 shares authorized, shares issued and outstanding on a pro forma pre-offering basis; and 500,000,000 shares authorized; shares issued and outstanding on a pro forma as adjusted basis(3)	—
Preferred stock, $0.01 par value per share; no shares authorized, issued or outstanding on an historical basis; 100,000,000 shares authorized, none issued and outstanding on a pro forma pre-offering and as adjusted basis	—
Additional paid in capital	—

Total equity	(41,341)

Total capitalization	$293,097

(1)	We also expect to enter into a $100 million secured revolving credit facility, and we expect to draw approximately $19.3 million under the credit facility to fund a portion of the cash consideration payable in connection with the completion of the formation transactions, to acquire the projects in our identified development pipeline and to repay existing lines of credit and certain debt relating to the project in our development pipeline.

(2)	Amount represents debt as of December 31, 2012 and reflects fair value adjustments. Upon completion of this offering and the formation transactions, we expect to have approximately $ of outstanding consolidated long-term secured debt.

(3)	Pro forma common stock outstanding includes (a) shares of our common stock to be issued in this offering, and (b) an aggregate of shares of our restricted common stock to be granted to our directors and certain of our officers and other employees concurrently with the completion of this offering, but excludes (i) up to shares of our common stock issuable upon exercise of the underwriters’ overallotment option, (ii) additional shares of common stock available for future issuance under our 2013 Equity Incentive Plan, and (iii) shares of our common stock that may be issued, at our option, upon redemption of common units to be issued in the formation transactions. The common units may, subject to limits in the operating partnership agreement, be redeemed at the option of the holder for cash or, at our option, for shares of our common stock on a one-for-one basis generally commencing 12 months after completion of the formation transactions.

DILUTION

Purchasers of shares of our common stock offered by this prospectus will experience an immediate and substantial dilution of the net tangible book value of our common stock from the initial public offering price. At December 31, 2012, we had a combined net tangible book value of approximately $(57.1) million, or $         per share of our common stock held by the prior investors, assuming the exchange of outstanding common units (other than common units held by us) into shares of our common stock on a one-for-one basis. After giving effect to the formation transactions and the sale of the shares of our common stock offered by this prospectus, including the expected use of the net proceeds of this offering as described under “Use of Proceeds,” and the deduction of underwriting discounts and commissions and estimated offering and formation transaction expenses, the pro forma net tangible book value at December 31, 2012 attributable to common stockholders would have been $         million, or $         per share of our common stock. This amount represents an immediate increase in net tangible book value of $         per share to the prior investors and an immediate dilution in pro forma net tangible book value of $         per share from the assumed public offering price of $         per share of our common stock to new public investors. See “Risk Factors—Risks Related to this Offering—Differences between the book value of the assets to be acquired in the formation transactions and the price paid for our common stock will result in an immediate and material dilution of the book value of our common stock.” The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock(1)			$
Net tangible book value per share before the formation transactions and this offering(2)	($	)
Decrease in pro forma net tangible book value per share attributable to the formation transactions, but before this offering(3)	$
Increase in pro forma net tangible book value per share after the formation transactions and this offering(4)	$

Pro forma net tangible book value per share after the formation transaction and this offering(5)			$

Dilution in pro forma net tangible book value per share to new investors(6)			$

(1)	Based on a price per share equal to the midpoint of the range set forth on the front cover of this prospectus.

(2)	Net tangible book value per share of our common stock before the formation transactions and this offering is determined by dividing the net tangible book value based on December 31, 2012 net book value of tangible assets (consisting of total assets less intangible assets, which are comprised of deferred financing and leasing costs, acquired above-market leases and acquired in-place lease value, net of liabilities to be assumed, excluding acquired below-market leases) of our Predecessor by the number of shares of our common stock held by prior investors after this offering, assuming the exchange for shares of our common stock on a one-for-one basis of the common units to be issued in connection with the formation transactions.

(3)	The decrease in pro forma net tangible book value per share of our common stock attributable to our formation transactions, but before this offering, is determined by dividing the difference between (a) the pro forma net tangible book value before our formation transactions and this offering and (b) the pro forma net tangible book value after our formation transactions and before this offering, by the number of shares of our common stock held by prior investors after this offering, assuming the exchange for shares of our common stock on a one-for-one basis of the common units to be issued in connection with the formation transactions.

(4)	The increase in pro forma net tangible book value per share attributable to this offering is determined by subtracting (a) the sum of (i) the net tangible book value per share before the formation transactions and this offering (see note (1) above) and (ii) the decrease in pro forma net tangible book value per share attributable to our formation transactions (see note (2) above) from (b) the pro forma net tangible book value per share after our formation transactions and this offering (see note (4) below).

(5)	Based on pro forma net tangible book value of approximately $ million divided by the sum of shares of our common stock and common units to be outstanding after this offering (excluding units held by us), not including (a) shares of common stock issuable upon the exercise of the underwriters’ overallotment option and (b) shares of our common stock available for issuance under our 2013 Equity Incentive Plan.

(6)	Dilution is determined by subtracting pro forma net tangible book value per share of our common stock after giving effect to the formation transactions and this offering from the initial public offering price paid by a new investor for a share of our common stock.

SELECTED FINANCIAL DATA

The following table sets forth summary selected financial and operating data on a historical combined basis for our “Predecessor.” Our Predecessor, which is not a legal entity, is comprised of certain entities and their consolidated subsidiaries that own directly or indirectly (i) controlling interests in 22 office, retail and multifamily properties, (ii) non-controlling, unconsolidated equity interests in one retail and one multifamily property, (iii) the property development and asset management business of Armada Hoffler and (iv) the general commercial construction business of Armada Hoffler. We refer to these entities and their subsidiaries as the “ownership entities.” Each of the ownership entities currently owns, directly or indirectly, one or more office, retail or multifamily properties. Upon completion of this offering and the formation transactions, we will acquire the 22 office, retail and multifamily properties owned directly or indirectly by our Predecessor, as well as our Predecessor’s unconsolidated equity interests in one retail and one multifamily property, and assume the ownership and operation of its business. We have not presented historical information for Armada Hoffler Properties, Inc. because we have not had any corporate activity since our formation other than the issuance of 1,000 shares of common stock to Louis S. Haddad in connection with the initial capitalization of the company and activity in connection with this offering, and because we believe that a discussion of the results of Armada Hoffler Properties, Inc. would not be meaningful.

You should read the following summary selected financial data in conjunction with our historical combined financial statements and the related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

The historical combined balance sheet information as of December 31, 2012 and 2011 of our Predecessor and the combined statements of operations and cash flow information for each of the years ended December 31, 2012, 2011 and 2010 of our Predecessor have been derived from the historical audited combined financial statements included elsewhere in this prospectus and includes all adjustments consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the historical financial statements for such periods. The historical combined balance sheet information of our Predecessor as of December 31, 2010 has been derived from the historical audited combined financial statements not included in this prospectus.

Our unaudited selected pro forma consolidated financial statements and operating information as of and for the year ended December 31, 2012 assume completion of this offering and the formation transactions as of January 1, 2012 for the operating data and as of December 31, 2012 for the balance sheet data. Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

The Company (Pro Forma) and Our Predecessor (Historical)

	Pro Forma Consolidated	Year Ended December 31,
		Historical Combined
	2012	2012	2011	2010
		(In thousands, except per share data)
Statement of Operations Data:
Revenues:
Rental income		$54,436	$52,578	$47,847
General contractor and service fee income		54,046	77,602	87,279
Total revenues		108,482	130,180	135,126
Expenses:
Rental expenses		12,682	12,568	11,734
Real estate taxes		4,865	4,781	4,463
General contractor expenses		50,103	72,138	82,127
General and administrative expenses		3,232	3,728	2,523
Depreciation and amortization		12,909	12,994	12,158
Total expenses		83,791	106,209	113,005
Operating income		24,691	23,971	22,121
Other income (expense)		777	258	168
Interest expense		(16,561)	(18,134)	(18,208)
Loss on extinguishment of Debt		—	(3,448)	—
Income from continuing operations		8,907	2,647	4,081
Discontinued operations:
Loss from discontinued operations		(35)	(318)	(338)
Loss on sale of real estate		25	(63)	1
Results from discontinued operations		(10)	(381)	(337)
Net income		$8,897	$2,266	$3,744
Balance Sheet Data (at period end)
Assets
Real estate, at cost
Operating real estate		$350,814	$345,412	$340,131
Held for development		3,926	1,836	1,836
Construction in progress		—	2,685	1,660
		354,740	349,933	343,627
Accumulated depreciation		(92,454)	(80,923)	(69,532)
Net real estate investments		262,286	269,010	274,095
Real estate assets held-for-sale		—	473	3,162
Cash and cash equivalents		9,400	13,449	8,435
Restricted cash		3,725	4,335	6,156
Other assets		56,402	52,867	67,600
Total Assets		$331,813	$340,134	$359,448
Liabilities and Equity
Indebtedness:
Secured debt		$334,438	$338,919	$333,568
Participating note		643	643	643
Debt related to real estate assets held-for-sale		—	—	1,225
Construction payables including retention		17,369	20,375	27,079
Other liabilities		20,704	17,596	20,478
Total Liabilities		$373,154	$377,533	$382,993
Equity		(41,341)	(37,399)	(23,545)
Total Liabilities and Equity		$331,813	$340,134	$359,448
Per Share Data:
Pro forma basic earnings per share		—	—	—
Pro forma diluted earnings per share		—	—	—
Pro forma weighted average shares of common stock outstanding–basic		—	—	—
Pro forma weighted average shares of common stock outstanding–diluted		—	—	—
Other Data:
Pro forma funds from operations(1)		—	—	—
Cash flows from:
Operating activities		$22,326	$23,183	$6,090
Investing activities		(4,702)	(5,998)	(14,715)
Financing activities		(21,673)	(12,171)	5,566

(1)	We calculate FFO in accordance with the standards established by NAREIT. FFO represents net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of depreciable operating property, real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures. FFO is a supplemental non-GAAP financial measure. Management uses FFO as a supplemental performance measure because it believes that FFO is beneficial to investors as a starting point in measuring our operational performance. Specifically, in excluding real estate related depreciation and amortization and gains and losses from property dispositions, which do not relate to or are not indicative of operating performance, FFO provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of REITs, FFO will be used by investors as a basis to compare our operating performance with that of other REITs. However, because FFO excludes real estate related depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effects and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. In addition, other equity REITs may not calculate FFO in accordance with the NAREIT definition as we do, and, accordingly, our FFO may not be comparable to such other REITs’ FFO. Accordingly, FFO should be considered only as a supplement to net income as a measure of our performance. FFO should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or service indebtedness. FFO also should not be used as a supplement to or substitute for cash flow from operating activities computed in accordance with GAAP. The following table sets forth a reconciliation of our pro forma FFO to net income, the nearest GAAP equivalent, for the periods presented:

Pro Forma
Year Ended December 31, 2012
(In thousands)
Pro forma net income	$
Plus: pro forma real estate depreciation and amortization

Pro forma funds from operations

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the audited historical combined financial statements of our “Predecessor” as of December 31, 2012 and 2011 and for each of the three years in the periods ended December 31, 2012, 2011 and 2010, and the related notes and financial schedule thereto, which are included elsewhere in this prospectus.

Our Predecessor, which is not a legal entity, is comprised of certain entities that develop, construct and manage real estate assets as well as own, directly or indirectly, interests in 24 office, retail and multifamily properties. As used in this section, unless the context otherwise requires, “we,” “us,” “our,” and “our company” mean our Predecessor for the periods presented and Armada Hoffler Properties, Inc., a Maryland corporation and its consolidated subsidiaries, upon completion of this offering and the formation transactions. Where appropriate, the following discussion includes analysis of the effects of the formation transactions, certain other transactions and this offering. These effects are reflected in the pro forma consolidated financial statements located elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in this prospectus. See “Risk Factors” and “Forward-Looking Statements.” We use the term “related parties” throughout the following discussion to describe certain relationships that exist currently or will exist between us and the owners of the entities that comprise our Predecessor upon completion of this offering and the formation transactions.

Overview

Our Company

We are a full service real estate company with extensive experience developing, building, owning and managing high quality, institutional-grade office, retail and multifamily properties in attractive markets throughout the Mid-Atlantic United States. In addition to developing and building properties for our own account, we also provide general construction and development services to both related parties and unrelated parties (with the unrelated parties often referred to as third-party clients in this prospectus) throughout the Southeastern and Mid-Atlantic United States and asset management services to assets owned by related parties. We were formed as a Maryland corporation in October 2012 to succeed to the business of Armada Hoffler, a privately held real estate business founded in 1979. We will not have any operating activity until the completion of this offering and the related formation transactions. Accordingly, we believe that a discussion of the results of operations of Armada Hoffler Properties, Inc. would not be meaningful, and we have therefore set forth below a discussion regarding the historical operations of our Predecessor only.

Upon the completion of this offering and the formation transactions, we expect our operations to be carried on through our operating partnership. We will be the sole general partner of our operating partnership and expect to own approximately % of, and will have control of, our operating partnership. Accordingly, we will consolidate the assets, liabilities and results of operations of our operating partnership.

Our Predecessor

Our Predecessor is not a single legal entity, but rather a combination of real estate and construction entities that are under common control by our Executive Chairman, Mr. Hoffler. These entities include (i) controlling interests in entities that own 22 office, retail and multifamily properties, (ii) non-controlling interests in entities that own one retail and one multifamily property, which we refer to as Bermuda Crossroads and Smith’s Landing, respectively, (iii) the property development and asset management businesses of Armada Hoffler Holding Company, Inc., or AH Holding, and (iv) the general commercial construction businesses of Armada Hoffler Construction Company and Armada Hoffler Construction Company of Virginia, or collectively, AH Construction. We refer to our controlling interests in the 22 real estate properties, AH Holding and AH Construction collectively as our Controlled Entities. We refer to the two entities that control Bermuda Crossroads and Smith’s Landing, in which we do not have a controlling interest, as our Non-controlled Entities.

In connection with the formation transactions, we will acquire all of the equity interests in both of the Non-controlled Entities. Elsewhere in this prospectus, we have included the audited statements of revenues and expenses for the Non-controlled Entities for the years ended December 31, 2012, 2011 and 2010.

Formation Transactions

Concurrently with the completion of the offering, we will complete a series of formation transactions pursuant to which we will acquire, through a series of contribution transactions, 100% of the ownership interests in the seven office properties, 15 retail properties and two multifamily properties that will comprise our initial portfolio. In addition, (i) AH Construction will transfer to our services company, pursuant to an asset purchase agreement, certain assets, including construction contracts in progress, which we refer to as the construction business, in exchange for a cash payment and our assumption of the contract liabilities and (ii) AH Holding will transfer to our services company, pursuant to an asset purchase agreement, certain assets, including contracts, which we refer to as our development and asset management businesses, in exchange for a cash payment and our assumption of the contract liabilities. We will also succeed to the identified development pipeline of our Predecessor, which consists of two office properties, two retail properties and two multifamily properties in various stages of development. In addition to our identified development pipeline, we will enter into a purchase agreement to acquire the Apprentice School Apartments, a 197-unit multifamily property located in Newport News, Virginia, upon the satisfaction of certain conditions required by the development agreements, including the completion of the construction of all three components of the Apprentice School project, which we expect to occur in November 2013.

To acquire the ownership interests in the entities that own the properties to be included in our initial portfolio from the prior investors and to acquire the development, asset management and construction businesses, we anticipate issuing an aggregate of          common units of our operating partnership, having an aggregate value of approximately $         million, and paying approximately $         million in cash to the prior investors. Cash amounts will be paid out of the net proceeds of this offering. See “Use of Proceeds.” These formation transactions will be effected substantially concurrently with the completion of this offering.

We estimate that the net proceeds from this offering will be approximately $         million, or approximately $         million if the underwriters’ overallotment option is exercised in full (in each case after deducting the underwriting discount and commissions and estimated expenses of this offering and the formation transactions payable by us). We will contribute the net proceeds of this offering to our operating partnership in exchange for common units. Our operating partnership will use the proceeds received from us to repay approximately $112.8 million of outstanding indebtedness, including exit fees and debt assumption fees and defeasance costs of approximately $2.2 million, and to pay approximately $44.0 million in cash to prior investors in connection with the formation transactions, as described under “Use of Proceeds.” Any remaining net proceeds will be used for general corporate purposes, including working capital, future acquisitions, and, potentially, paying distributions.

Upon completion of the formation transactions, we expect our operations to be carried on through our operating partnership and wholly-owned subsidiaries of our operating partnership, including our taxable REIT subsidiaries. Consummation of the formation transactions will enable us to (i) consolidate ownership of our initial portfolio under our operating partnership; (ii) succeed to the construction, development and asset management businesses of AH Construction and AH Holding; (iii) facilitate this offering; and (iv) qualify as a REIT for U.S. federal income tax purposes commencing with the short taxable year ending December 31, 2013. As a result, upon completion of the formation transactions, we expect to be a vertically integrated and self-administered REIT with approximately 100 employees providing substantial in-house expertise in asset management, property management, property development, property construction, leasing, tenant improvement construction, acquisitions, repositioning, redevelopment and financing.

In connection with the formation transactions, we will acquire 100% ownership of the properties in our initial portfolio. Our acquisition of the Controlled Entities will represent a transaction between entities under common control because Mr. Hoffler, our Executive Chairman, owns a controlling interest in each of the Controlled Entities. As a result, our acquisition of the Controlled Entities will be recorded at our Predecessor’s historical cost. Our acquisition of the equity interests in the Non-controlled Entities that were not controlled by Mr. Hoffler prior to consummation of the formation transactions will be accounted for as a purchase at fair value. The fair value of the assets acquired (consisting of physical assets and in-place leases) and liabilities assumed (consisting of long-term debt) will be estimated and recognized in accordance with GAAP. We will amortize the value of any above-market or below-market lease intangibles through rental income.

Segments

As of December 31, 2012, our Predecessor’s business had four operating segments: office, retail, multifamily and general contracting and real estate services. Upon completion of the formation transactions, we will maintain these four operating segments in our business. The general contracting and real estate services segment of our business provides various real estate services, such as general contractor services, construction management, asset management, and development services to third-party property owners as well as to us for our own account. The operations of our general contracting and real estate services segment will be conducted through one or more taxable REIT subsidiaries.

Rental income in our office, retail and multifamily segments consists of scheduled rent charges, straight-line rent adjustments and the amortization of above-market and below-market lease intangibles acquired. We also derive revenue from tenant recoveries, through which tenants reimburse us for expenses paid by us such as utilities, janitorial, repairs and maintenance, security and alarm, parking lot and grounds, general and administrative, management fees, insurance and real estate taxes, and other property revenues, including parking income, lease termination fees, late fees, storage rents, and other miscellaneous property revenues. Our rental income is reduced by lease incentives on a straight-line basis over the applicable term of the lease. We discuss our office leases, retail leases, and multifamily leases in more detail below.

A majority of the general contracting portion of our general contracting and real estate services segment revenue has historically been earned from negotiated third party general contracting contracts rather than competitively bid contracts. The services provided under negotiated contracts typically are more expansive than the construction services provided under competitively bid contracts and include such additional services as pre-construction support, architect management, and value engineering. Our ability to perform these additional services is derived from the knowledge and experience our general contracting group gains from developing properties for our own account and the group’s ability to leverage this knowledge and expertise for our third party clients.

The real estate services portion of our general contracting and real estate services segment provides asset management services to related party assets as well as to our own properties. In addition, our asset services also include property management and leasing services for some of our properties. Fees charged under our asset management contracts are generally at a market rate, but such fees may vary substantially based on the property type, location and level of service. We will recognize asset management and development services revenue when earned, generally as we provide such services. We do not currently expect asset management fee revenue to contribute significantly to our results of operations going forward as we believe that the most valuable use of our asset management team’s resources is for the asset management of the properties in our own portfolio.

Additional information regarding our four operating segments, as well as the identified development pipeline and the multifamily property under contract, is provided below. Our discussion of “occupancy” throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations refers to physical occupancy of the space under lease.

Office Segment Data

	Year ended December 31,
	2012	2011		2010
Square Footage(1)	953,442	953,309		953,241
Occupancy(2)	94.1%	92.4	%(3)	96.0	%(3)
Segment Revenue	$25,815	$24,680		$20,501
% Total Revenue	23.8%	19.0%		15.2%
Segment Profit	$18,147	$16,679		$13,675
% Total Profit	44.4%	41.0%		37.2%

(1)	Represents end of period square footage.

(2)	Based on end of period square footage.

(3)	Occupancy excludes 109,489 square feet at Two Columbus, which was in lease-up during these periods.

Office Segment Leases.  Our Predecessor’s office portfolio consisted of seven properties with a total of 953,442 rentable square feet as of December 31, 2012. Historically, we have leased office properties to tenants primarily on a full-service gross or a modified gross basis. We expect to continue these leasing structures in the future. A full-service gross or modified gross lease typically has a base year expense stop, whereby the tenant pays a stated amount of certain expenses as part of the rent payment, while future increases in property operating expenses (above the base year stop) are billed to the tenant based on such tenant’s proportionate square footage of the property. The increased property operating expenses billed are reflected as rental expenses and amounts recovered from tenants are reflected as rental income in the statements of operations.

Office Same Store Analysis

The following table shows information for our same store office portfolio, which consists of properties that were owned throughout both of the periods presented, except for properties that were in lease-up, as noted below. We generally consider a property to be in lease-up until the earlier of (i) the quarter in which the property reaches 80% occupancy or (ii) the thirteenth quarter after the property receives its certificate of occupancy.

	Year Ended December 31,		% Change	Year Ended December 31,		% Change
	2012(1)	2011(1)		2011(2)	2010(2)
Rental Income	$23,274	$22,422	3.8%	$13,582	$14,257	(4.7)%
Property Expense	6,938	7,270	(4.6)%	5,132	5,180	(0.9)%

Segment Profit	$16,336	$15,152	7.8%	$8,450	$9,077	(6.9)%

(1)	Excludes Two Columbus, which was in lease-up during the period.

(2)	Excludes Two Columbus, which was in lease-up during the period, and Virginia Natural Gas and Richmond Tower, which came online in 2011 and 2010, respectively, and which were in lease-up during the period.

Retail Segment Data(1)

	Year ended December 31,
	2012	2011	2010
Square Footage(2)(3)	983,107	979,930	991,857
Occupancy(2)(4)	93.9%	93.8%	93.2%
Segment Revenue	$21,164	$20,105	$20,335
% Total Revenue	19.5%	15.4%	15.0%
Segment Profit	$14,535	$14,326	$14,323
% Total Profit	35.6%	35.2%	38.9%

(1)	Excludes Bermuda Crossroads, which was a non-controlled entity as of December 31, 2012.

(2)	Excludes ground leases for retail properties.

(3)	Represents end of period square footage.

(4)	Based on end of period square footage.

Retail Segment Leases.  Our Predecessor’s retail portfolio consisted of 15 properties with a total of 983,107 rentable square feet as of December 31, 2012. Historically, we have leased retail properties to tenants primarily on a triple-net lease basis, and we expect to continue to do so in the future. In a triple-net lease, the tenant is typically responsible for all property taxes, insurance and operating expenses. As such, the base rent payment does not include any operating expenses, but rather all such expenses, to the extent they are paid by us and reimbursable to us under the terms of the applicable leases, are billed to the tenant. The full amount of the expenses for this lease type, to the extent they are paid by us, are reflected in rental expenses, and the reimbursement is reflected in rental income in the statements of operations. Excluded from the table above is Bermuda Crossroads, in which our Predecessor holds a non-controlling interest and which we account for under the equity method of accounting.

Retail Same Store Analysis

The following table shows information from our same store retail portfolio, which consists of properties that were owned throughout both of the periods presented, except for properties that were in lease-up, as noted below. We consider a property to be in lease-up until the earlier of (i) the quarter in which the property reaches 80% occupancy or (ii) the thirteenth quarter after the property receives its certificate of occupancy.

	Year Ended December 31,		% Change	Year Ended December 31,		% Change
	2012(1)	2011(1)		2011(2)	2010(2)
Rental Income	$20,625	$20,105	2.6%	$19,505	$20,006	(2.5)%
Property Expense	6,443	5,776	11.5	5,657	5,857	(3.4)

Segment Profit	$14,182	$14,329	(1.0)%	$13,848	$14,149	(2.1)%

(1)	Excludes Bermuda Crossroads, Courthouse 7-Eleven and Tyre Neck, which were in lease-up during the period.

(2)	Excludes Bermuda Crossroads, and Courthouse 7-Eleven, Tyre Neck and Commerce Street Retail, which came online in 2012, 2011 and 2010, respectively, and which were in lease-up during the period.

Multifamily Segment Data(1)

	Year ended December 31,
	2012	2011	2010
# of available apartment units	342	342	342
Occupancy(2)	91.9%	91.5%	91.8%
Segment Revenue	$7,457	$7,793	$7,011
% Total Revenue	6.9%	6.0%	5.2%
Segment Profit	$4,281	$4,295	$3,728
% Total Profit	10.5%	10.6%	10.1%

(1)	Excludes Smith’s Landing, which was a non-controlled entity as of December 31, 2012.

(2)	End of period occupancy.

Multifamily Segment Leases.  Our Predecessor’s multifamily portfolio consisted of two apartment properties with a total of 342 multifamily apartment units as of December 31, 2012. Our multifamily leases generally have terms ranging from 7 to 15 months, with a majority having 12 month terms. Tenants typically pay a monthly base rental amount per apartment units. At both of our multifamily properties, tenants can opt to pay additional monthly amounts for services such as phone, cable, internet, storage units, pet fees and the rental of furniture and household goods. Phone, cable and internet services are only available to tenants through us and cannot be obtained directly from third-party service providers. Excluded from the table above is Smith’s Landing, in which our Predecessor holds a non-controlling interest and which we account for under the equity method of accounting.

Multifamily Same Store Analysis

The following table shows information for our same store multifamily portfolio, which consists of The Cosmopolitan, the only multifamily property owned throughout both periods that was not in lease-up. We generally consider a property to be in lease-up until the earlier of (i) the quarter in which the property reaches 80% occupancy or (ii) the thirteenth quarter after the property receives its certificate of occupancy.

	Year Ended December 31,		% Change	Year Ended December 31,		% Change
	2012(1)	2011(1)		2011(1)	2010(1)
Rental Income	$7,457	$7,793	(4.3)%	$7,793	$7,011	11.2%
Property Expense	3,176	3,498	(9.2)	3,498	3,283	6.5

Segment Profit	$4,281	$4,295	(0.3)%	$4,295	$3,728	15.2%

(1)	Excludes Smith’s Landing, which was in lease-up during the period.

General Contracting and Real Estate Services Segment Data

	Year ended December 31,
	2012	2011	2010
Segment Revenue	$54,046	$77,602	$87,279
% Total Revenue	49.8%	59.6%	64.6%
Segment Profit	$3,943	$5,464	$5,152
% Total Profit	9.7%	13.4%	14.0%

General Contracting and Real Estate Services Segment

General Contracting Activities.  Upon the completion of this offering and the formation transactions, we will succeed to Armada Hoffler’s construction business, which was engaged in 20 construction contracts as of December 31, 2012. Of these 20 construction contracts, 17 construction contracts were with third-party clients and three were with related party clients. The 20 contracts have an estimated contract value of approximately $90.1 million with approximately $25.5 million of work in place and a balance to complete of approximately $64.6 million as of December 31, 2012. As part of the formation transactions, we will acquire from Armada Hoffler all of the contracts in place upon the completion of the offering. Of the 20 construction projects in progress as of December 31, 2012, we currently expect that nine of these contracts will be on-going upon completion of this offering and the formation transactions.

Six of the nine contracts expected to be on-going upon the completion of this offering are with third parties, two of which have contract values in excess of $1.0 million. One of these contracts is for the City of Suffolk Municipal Center, which has a total contract value of approximately $23.4 million. This contract had work in place as of December 31, 2012 of approximately $0.6 million and a balance to complete of approximately $22.8 million with an estimated completion date of June 2014. The City of Suffolk Municipal Center is a two-story, design-build project that will consist of a 911 emergency call center, city council chambers, large public lobbies and office space for various departments within the municipal government. The other contract is a third-party contract for the Biomedical Research Laboratory at Hampton University, which has a total contract value of approximately $10.5 million. This contract had work in place of approximately $2.3 million and a balance to complete of approximately $8.2 million as of December 31, 2012 with an estimated completion date of August 2013.

Three of the nine contracts expected to be on-going upon the completion of this offering are related party contracts for the three components of the Apprentice School complex in Newport News, Virginia—the Apprentice School Apartments, Apprentice School Garage and Apprentice School. We will enter into a purchase agreement to acquire the Apprentice School Apartments from this related party as discussed below under “Property Under Contract.” All three components of the Apprentice School project are being built on the same site. The Apprentice School is a state of the art educational facility and will feature eight computer labs, seven standard classrooms, an auditorium-style classroom, a physics lab and a gymnasium. The Apprentice School Garage is a four-story garage that will be operated by the Industrial Development Authority of the City of Newport News, Virginia. These three contracts have a total combined contract value of approximately $48.0 million, a combined work in place of approximately $17.1 million and a balance to complete of approximately $30.9 million as of December 31, 2012. All three components of the Apprentice School project have an estimated completion date of November 2013.

At December 31, 2012, Armada Hoffler also had construction contracts in various stages of negotiations with both third parties and related parties, which we refer to as our construction pipeline. We cannot assure you that any or all of these contracts will be executed, or that once executed we will commence or complete construction on any or all of the projects. We currently estimate that the aggregate contract value of these contracts under negotiation will be approximately $200 million, but the actual value of the construction contracts we enter into may be significantly less than this amount. Our construction pipeline includes a potential contract for the proposed 950-space Main Street Garage in the Virginia Beach Town Center, which will be developed by affiliates of Armada Hoffler for eventual sale to the Development Authority of the City of Virginia Beach, Virginia. The Main Street Garage is part of the same project as our Main Street Office Tower and Main Street Apartments development projects.

Third Party Asset Management Activities:  As of December 31, 2012, AH Holding did not provide asset management or property management services to any third parties.

Related Party Asset Management Activities.  AH Holding currently serves as asset manager for all of the properties in our initial portfolio. In addition, our asset management team also provides property management services or assists in the property management of, eight of the properties in our initial portfolio and as leasing representative for, or assists in the leasing of, four of the properties in our initial portfolio. Effective upon completion of the formation transactions, our asset management team will also serve as asset manager for seven properties and 12 vacant parcels of land owned by related parties. We will receive asset management fees for such activities, as summarized in the table below. Our asset management team may also serve as property manager for some of these related party properties. The total asset management fee income expected from the properties listed below is less than $100,000 annually.

Property(1)	Location	Asset Management Fee
Harbour Center	Hampton, VA	1.5% of base rents, paid monthly
Harbourside	Washington, D.C.	1.75% of gross office revenue paid monthly
Twelve Vacant Parcels of Land	Various	$300 per quarter per parcel
Three Hotels	Various	0.25% of revenue paid monthly
Apprentice School	Newport News, VA	$500 per quarter
Apprentice School Garage	Newport News, VA	$500 per quarter per asset

(1)	Certain of our directors and executive officers own interests in these properties. See “Certain Relationships and Related Transactions.”

The terms of our asset management agreements for these properties vary greatly. Certain of our executive officers own equity interests in all of these assets. See “Certain Relationships and Related Transactions.”

Identified Development Pipeline and Property Under Contract

Identified Development Pipeline.  Our Predecessor’s development pipeline, to which we will succeed, consists of two office properties, two retail properties and two multifamily properties, as described in the table below.

Property	Location	Property Type	Estimated Square Footage(1)		Estimated Apartment Units(1)	Estimated Cost(1)	Cost Incurred through December 31, 2012	Estimated Date of Completion(1)	Estimated Ownership %(1)	Principal Tenants
						(In thousands)	(In thousands)
Main Street Office(2)	Virginia Beach, VA	Office	234,000	(3)	N/A	$52,304	$750	July 2014	100%	Clark Nexsen, Development Authority of Virginia Beach(4)
Main Street Apartments(2)	Virginia Beach, VA	Multifamily	N/A		288	34,136	277	July 2014	100%	N/A
Jackson Street Apartments	Durham, NC	Multifamily	N/A		203	27,386	218	July 2014	80%	N/A
Sandbridge Commons	Virginia Beach, VA	Retail	75,000		N/A	14,141	266	September 2014	85%	Harris Teeter(4)
Brooks Crossing	Newport News, VA	Office(5)	60,000		N/A	13,365	476	July 2014	65%	Huntington Ingalls(4), City of Newport News(4)
Greentree Shopping Center(6)	Chesapeake, VA	Retail	15,600		N/A	5,588	103	July 2014	100%	WaWa(4)

Total			384,600		491	$146,920	$2,090

(1)	Represents estimates that may change as the development process proceeds.

(2)	This property will be located within the Virginia Beach Town Center.

(3)	Approximately 83,600 square feet have been pre-leased by Clark Nexsen, an architectural firm. We expect approximately 23,300 square feet to be pre-leased by the Development Authority of Virginia Beach, although no lease has been signed as of the date of this prospectus.

(4)	No lease agreement has been signed as of the date of this prospectus. We expect the lease agreement to be in place prior to the commencement of construction on this project.

(5)	We expect that this property will include 28,200 square feet of retail space.

(6)	We are currently negotiating to sell Wal-Mart a pad-ready site adjacent to Greentree Shopping Center.

In November 2012, Armada Hoffler was selected by Johns Hopkins University, after an extensive competitive selection process, to join with the University in the redevelopment of a 1.12 acre property adjacent to the University’s Homewood campus in Baltimore, Maryland. The project is expected to include market-rate student housing, a hotel, retail space, restaurants and parking. The goal of the completed project will be to complement the Homewood campus and nearby Charles Village neighborhood and provide a catalyst for future development in the area. Upon completion of this offering and the formation transactions, we will succeed to Armada Hoffler’s right to develop and build the Johns Hopkins project.

The commencement of construction on all of the projects identified in the table above and the John Hopkins project, are subject to, among other factors, regulatory approvals, the acquisition of financing and/or suitable market conditions. See “Business and Properties—Our Identified Development Pipeline” for more information regarding the projects in our identified development pipeline.

Property Under Contract.  In addition to the properties in our identified development pipeline, prior to the completion of this offering, we will enter into a purchase agreement to acquire the Apprentice School Apartments project, which is currently under construction, from affiliates of our Predecessor, including Messrs. Hoffler, Haddad and Kirk and certain of our officers. The

Apprentice School Apartments are expected to have 197 apartment units and approximately 28,000 square feet of retail space when completed and are located in Newport News, Virginia adjacent to the Newport News Apprentice School of Shipbuilding, a state-of-the-art educational facility that we are building for a related-party construction client. Under the terms of the development agreement with the Development Authority of the City of Newport News, ownership of the Apprentice School Apartments cannot be transferred to us until certain other aspects of the overall development are completed, which we currently expect to occur in November 2013. Pursuant to the purchase agreement, we expect to acquire the Apprentice School Apartments project when certain conditions, including the completion of the project’s overall construction, including the Apprentice School and Apprentice School Garage, have been met. We expect to acquire the Apprentice School Apartments for approximately $28.5 million, which will be comprised of approximately $4.6 million, repayment of a $3.0 million mezzanine loan, which affiliates of our Predecessor borrowed to fund the equity portion of the project, and the assumption of an approximately $20.9 million mortgage loan, which has a 30-year term and 5.66% interest rate.

Factors That May Influence Future Results of Operations

Property Rental Income

Our future rental income from the properties in our initial portfolio will depend principally on our ability to renew expiring leases or re-lease space upon the scheduled or unscheduled termination of leases, lease currently available space (approximately 56,567 rentable square feet of office space, 59,566 rentable square feet of retail space and 28 multifamily apartment units as of December 31, 2012) and maintain or increase rental rates at our properties. Local, regional or national economic conditions; an oversupply of or a reduction in demand for office, retail or multifamily space; changes in market rental rates; our ability to provide adequate services and maintenance at our properties; and fluctuations in interest rates could adversely affect our rental income in future periods. Future economic or regional downturns affecting our submarkets or downturns in our tenants’ industries that impair our ability to renew or re-lease space and the ability of our tenants to fulfill their lease commitments, as in the case of tenant bankruptcies, could adversely affect our ability to maintain or increase occupancy. In addition, growth in rental income also will partially depend on our ability to acquire additional properties that meet our acquisition criteria.

We seek to manage our exposure to tenant credit risk both prior to executing tenant leases as well as during the lease terms. Prior to executing tenant leases, we review tenants’ financial information, including credit reports, financial statements and tax returns. We also review business plans for non-public companies and check references prior to lease execution. In addition to these due diligence activities, we also seek to secure, when appropriate, financial commitments from tenants or affiliated parties in the form of security deposits, personal guarantees and letters of credit. On an ongoing basis, we review accounts receivable and aging reports for both tenants and properties as a whole to identify any credit concerns as quickly as possible. In addition, we maintain close contact with our tenants in an effort to identify and help address negative changes in their businesses prior to such changes adversely affecting their ability to pay rent to us.

We are currently experiencing increased economic activity in all of our property segments. Although leasing activity in the office and retail segments has increased from the diminished levels during the recent recession, the amount of vacant space in the markets in which we own properties continues to limit our ability to raise rental rates on existing space. We believe that the desirable locations of our multifamily properties have helped us maintain occupancy through the recent recession. Although we offered rent concessions during the recessionary period, including free rent, consistent with many of our competitors, the need to provide such concessions to maintain occupancy has subsided somewhat as a result of the improving economy.

General Contracting and Real Estate Services Income

Our ability to perform our obligations under our construction contracts on time and on budget and to attract new development projects and third-party construction contracts will impact our results from operations. Our ability to perform our obligations under our construction contracts is dependent on third-party subcontractors, the availability of supplies, accurate architectural drawing and other factors discussed elsewhere in this prospectus. Upon completion of this offering and the formation transactions, we will succeed to Armada Hoffler’s construction business, which was engaged in 20 construction contracts as of December 31, 2012. Of these 20 construction contracts, 17 were with third-party clients and three were with related party clients. Of these 20 construction projects, 19 and one are expected to be completed during the years ended December 31, 2013 and 2014, respectively.

The demand for new space and new buildings has increased over the recessionary levels, which is positively contributing to both our ability to source construction projects and our ability to enter into third party construction contracts. We expect that our general contracting and real estate services income will fluctuate depending on the value of the construction contracts to which we are a party and the number of construction contracts underway at any given time.

While our general contracting and real estate services segment comprised approximately 50.0% and 59.6% of our total revenues for the years ended December 31, 2012 and 2011, respectively, it comprised only 9.7% and 13.4% of our total segment profit for the same periods. Although the contract value of the third party construction contracts we enter into, which we refer to as construction volume, as well as the annual general contracting and real estate services segment revenue from these contracts, are important metrics when discussing historical financial results and providing forward looking financial guidance, these metrics do not provide a complete understanding of this business segment. In particular, we believe operating margin, defined as general contracting and real estate services segment net operating income divided by segment revenue, to be critical to an understanding of both the profitability and relative importance of our general contracting and real estate services segment. In addition, any discussion of construction volume or annual general contracting and real estate services segment income solely in relation to either total revenues or rental income generated from our operating property segments may overstate the impact or relative importance of the general contracting and real estate services segment to the overall financial condition and prospects of our company. As a result, we believe general contracting and real estate services net operating income and operating margin are better metrics than construction volume or segment revenue to evaluate this segment’s impact on our overall business. The table below summarizes the operating margin for the general contracting and real estate services segment for the years ended December 31, 2012, 2011 and 2010.

	Year Ended December 31,
	2012	2011	2010
General Contracting and Real Estate Services
Segment Revenue	$54,046	$77,602	$87,279
Segment Expenses	(50,103)	(72,138)	(82,127)

Net Operating Income	$3,943	$5,464	$5,152

Operating Margin	7.3%	7.0%	5.9%

Our asset management team will serve as asset manager for seven properties and 12 vacant parcels of land owned by related parties, and we will receive asset management fees with respect thereto. Certain of our executive officers own equity interests in all of these assets. See “Certain Relationships and Related Transactions.” Our ability to attract new asset management contracts will impact our results from operations. However, we do not currently anticipate significant growth in asset management fee revenue nor do we expect asset management fee revenue to contribute significantly to our results of operations as our management team believes that the most valuable use of our asset management team’s resources is the asset management of the properties in our own portfolio.

Conditions in Target Markets

All of the properties in our initial portfolio are located in Virginia and North Carolina. Specifically, our initial portfolio and identified development pipeline consist predominately of properties located in the Hampton Roads and Richmond markets in Virginia and the Raleigh-Durham market in North Carolina. Positive or negative changes in conditions in these markets, such as changes in economic or other conditions, employment rates, natural hazards and other factors, will impact the overall performance of the assets in our portfolio.

Our development and construction activities are focused on the Mid-Atlantic region of the United States, including Washington, D.C. and Baltimore, Maryland. The operations of our services company are heavily influenced by the current state of the economy, developments initiated by us, the expansion of business operations by third parties, changes in economic or other conditions, employment rates, natural hazards and other factors in these markets.

Expenses

Our expenses generally consist of rental expenses, real estate taxes, general contracting and real estate services expenses and general and administrative expenses. Increases in rental expenses and real estate taxes over tenants’ base years generally are passed on to tenants that are a party to our full-service gross leases and paid in full by tenants that are a party to our triple-net leases. In some cases, our office tenants may be party to a modified gross lease or modified net lease. In both cases, the tenant may self-perform or directly source services that are typically included in our rental expenses. In addition, some of our leases provide for limitations on the amount of year-over-year increases for a particular rental expense. As a result, to the extent that property operating expenses increase at a rate faster than allowable year-over-year increases in rental expenses, we would not be able to pass certain costs on to our tenants, which could result in a reduction in property rental income.

As a publicly-traded REIT, we estimate that our annual general and administrative expenses will increase by approximately $4.0 million, from approximately $3.2 million in our Predecessor’s operations for the year ended December 31, 2012 to approximately $7.2 million after the completion of this offering, due to increased headcount, cash and equity based compensation, legal, insurance, accounting and other expenses related to corporate governance, SEC reporting, and other compliance matters. The projected increase of approximately $4.0 million of general and administrative expenses includes approximately $0.8 million in noncash stock-based compensation expense. General and administrative expenses consist of two components. The first component includes general corporate expenses and the second component includes indirect operating expenses not allocated to the development or operations of our wholly-owned properties or real estate services operations. Those indirect expenses not allocated to the operations are included in our estimate of general and administrative expenses.

Because most general contracting expenses are variable in nature, we expect that the general contracting expense portion of our general contracting and real estate services expenses will fluctuate depending on the value of the construction contracts to which we are a party and the number of construction contracts underway at any given time. The real estate services expense portion of our general contracting and real estate services expenses are generally fixed in the short term and fluctuate over longer time periods based on the number of properties in our portfolio, the number of tenants in our properties, and the total square footage of our properties.

Properties in our portfolio may be reassessed for property tax purposes from time to time after the completion of this offering. Therefore, the amount of property taxes we pay in the future may increase from what we have paid in the past. Given the uncertainty of the amounts involved, we have not included any increase or decrease in general contractor expenses or property taxes in our pro forma financial information included elsewhere in this prospectus. Our expenses also include the payment of property management fees to third parties with respect to 18 properties in our initial portfolio. We believe that all of our third-party property management contracts are at market rates.

Interest Rates

We expect that future changes in interest rates will impact our overall performance. While we may seek to manage our exposure to future changes in rates through interest rate swap agreements or interest rate caps, portions of our overall outstanding debt, including borrowings under our anticipated revolving credit facility, will likely remain at floating rates.

Taxable REIT Subsidiaries

As part of the formation transactions, we formed Armada Hoffler Holding, Inc., a corporation that is wholly owned by our operating partnership, which we refer to as our services company. We will elect with our services company to treat it as a taxable REIT subsidiary for federal income tax purposes. Our services company will conduct, through its wholly-owned subsidiaries, our third-party construction, development and asset management businesses. A taxable REIT subsidiary generally may provide non-customary and other services to our tenants and engage in activities that we may not engage in directly without adversely affecting our qualification as a REIT, provided a taxable REIT subsidiary may not operate or manage a lodging facility or provide rights to any brand name under which any lodging facility is operated. See “Material U.S.

Federal Income Tax Considerations—Requirements for qualification—Taxable REIT Subsidiaries.” We may form additional taxable REIT subsidiaries in the future and our operating partnership may contribute some or all of its interests in certain wholly owned subsidiaries or their assets to our construction company. Any income earned by our taxable REIT subsidiaries will not be included in our taxable income for purposes of the 75% or 95% gross income tests, except to the extent such income is distributed to us as a dividend, in which case such dividend income will qualify under the 95%, but not the 75%, gross income test. See “Material U.S. Federal Income Tax Considerations—Gross Income Tests.” Because a taxable REIT subsidiary is subject to federal income tax, and state and local income tax (where applicable) as a regular corporation, the income earned by our taxable REIT subsidiaries generally will be subject to an additional level of tax as compared to the income earned by our other subsidiaries.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our Predecessor’s historical combined financial statements that have been prepared in accordance with GAAP. The preparation of these financial statements requires us to exercise our best judgment in making estimates that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and other assumptions that we believe to be reasonable under the circumstances. We evaluate our estimates on an ongoing basis, based upon current available information. Actual results could differ from these estimates.

Our significant accounting policies are described in the notes to our Predecessor’s combined financial statements included elsewhere in this prospectus. We believe the following accounting policies and estimates are the most critical to understanding our reported financial results as their effect on our financial condition and results of operations is material.

Revenue Recognition

Rental Income

We lease our properties under operating leases and recognize base rental income on a straight-line basis over the lease term. We also recognize income from tenant recoveries, through which tenants reimburse us for expenses paid by us such as utilities, janitorial, repairs and maintenance, security and alarm, parking lot and grounds, general and administrative, management fees, insurance and real estate taxes, on an accrual basis. Our rental income is reduced by the amount of any lease incentives on a straight-line basis over the term of the applicable lease. We include a renewal period in the lease term only if it appears at lease inception that the renewal is reasonably assured. We begin recognizing rental income when the tenant has the right to take possession of or controls the physical use of the property under lease. We maintain control of the physical use of the property under lease if we serve as the general contractor for the tenant. Rental income is recognized subject to management’s evaluation of tenant credit risk.

General Contracting and Real Estate Services Income

We recognize income on construction contracts using the percentage-of-completion method. Using this method, we recognize revenue and an estimated profit as construction contract costs are incurred based on the proportion of incurred costs relative to total estimated costs under the contract. Provisions for estimated losses on uncompleted contracts are recognized immediately in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income and are recognized in the period in which they are determined. We include profit incentives in revenues when their realization is probable and the amount can be reasonably estimated. General Contracting and Real Estate Services income is recognized subject to management’s evaluation of customer credit risk.

Allowance for Doubtful Accounts

We are subject to tenant defaults and bankruptcies that could affect our collection of accounts receivable. We recognize a provision for losses on accounts receivable representing our best estimate of uncollectible amounts. Our evaluation of the collectability of accounts receivable and the adequacy of the allowance is based primarily upon evaluations of individual receivables, current economic conditions, historical experience and other relevant factors. As a matter of policy, we reserve all accounts receivable over 90 days outstanding. For any tenants with rents receivable over 90 days outstanding, we also reserve any related accrued straight-line rental income. We recognize additional reserves for more current amounts, as applicable, where we have determined that collectability is doubtful. The extended collection period for accrued straight-line rental income along with our evaluation of tenant credit risk may result in the non-recognition of a portion of straight-line rental income until the collection of such income is reasonably assured.

Real Estate Project Costs

We capitalize direct and certain indirect costs clearly associated with the development, construction, leasing or expansion of our real estate assets. Capitalized project costs include direct material, labor, subcontract costs, real estate taxes, insurance, utilities, rent associated with ground operating leases, interest on borrowing obligations and salaries and related personnel costs.

We capitalize direct and indirect project costs associated with the initial construction of a property up to the time the property is substantially complete and ready for its intended use. We believe the completion of the building shell is the proper basis for determining substantial completion.

We also capitalize direct and indirect costs, including interest costs, on vacant space during extended lease-up periods after construction of the building shell has been completed if costs are being incurred to prepare the vacant space for its intended use. If costs and activities incurred to prepare the vacant space for its intended use cease, then cost capitalization is also discontinued until such activities are resumed. Once necessary work has been completed on a vacant space, project costs are no longer capitalized. In addition, all leasing commissions paid to third parties for new leases or lease renewals are capitalized.

We depreciate buildings on a straight-line basis over 39 years and tenant improvements over the shorter of their estimated useful lives or the term of the related lease.

Real Estate Impairment

We evaluate our real estate assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If such an evaluation is necessary, we compare the carrying amount of that real estate asset with the undiscounted expected future cash flows that are directly associated with, and that are expected to arise as a direct result of, the use and eventual disposition of such asset group. Our estimate of the expected future cash flows attributable to an asset group is based upon, among other things, our estimates regarding future market conditions, rental rates, occupancy levels, tenant improvements, leasing commissions, tenant concessions and assumptions regarding the residual value of our properties. To the extent the carrying amount of a real estate asset group exceeds its associated undiscounted expected future cash flows, we recognize an impairment loss to reduce the carrying amount of the real estate asset group to its fair value based on marketplace participant assumptions.

Adoption of New or Revised Accounting Standards

As an emerging growth company under the JOBS Act, we can elect to adopt new or revised accounting standards as they are effective for private companies. However, we are electing to opt out of such of such extended transition period. Therefore, we will adopt new or revised accounting standards as they are effective for public companies. This election is irrevocable.

Results of Operations

Comparison of Year ended December 31, 2012 to Year ended December 31, 2011

The following table summarizes the historical results of operations of our Predecessor for the years ended December 31, 2012 and 2011. As of December 31, 2012, our Predecessor’s operating portfolio was comprised of interests in 24 office, retail and multifamily properties with an aggregate of 953,442 rentable square feet of office space, 1,094,673 rentable square feet of retail space and 626 multifamily apartment units, compared to a portfolio that was comprised of interests in 24 properties with an aggregate of 953,309 rentable square feet of office, 1,102,596 million rentable square feet of retail space and 626 multifamily units as of December 31, 2011. Our Predecessor holds non-controlling interests in two of the 24 properties, Bermuda Crossroads and Smith’s Landing, which we account for under the equity method of accounting. Under the equity method of accounting, we recognize our interest in the net earnings (losses) of these two properties within income from real estate joint ventures in the statements of operations. The following table sets forth selected data from our Predecessor’s audited combined statements of operations for the years ended December 31, 2012 and 2011 (in thousands):

	Year Ended December 31,
	2012	2011	Change	%
Revenues
Rental Income	$54,436	$52,578	$1,858	3.5%
General Contracting and Real Estate Services Income	54,046	77,602	(23,556)	(30.4)

Total Revenues	108,482	130,180	(21,698)	(16.7)
Expenses
Rental Expense	12,682	12,568	114	0.9
Real Estate Taxes	4,865	4,781	84	1.8
General Contracting and Real Estate Services Expenses	50,103	72,138	(22,035)	(30.5)
General and Administrative Expenses	3,232	3,728	(496)	(13.3)
Depreciation and Amortization	12,909	12,994	(85)	(0.7)

Total Expenses	83,791	106,209	(22,418)	(21.1)

Operating Income	24,691	23,971	720	3.0

Other Income (expense)	777	258	519	201.2
Interest Expense	(16,561)	(18,134)	1,573	(8.7)
Loss on Extinguishment of Debt	—	(3,448)	3,448	(100.0)

Income from Continuing Operations	8,907	2,647	6,260	236.5

Discontinued Operations
Loss from Discontinued Operations	(35)	(318)	283	(89.0)
Gain (Loss) on Sale of Real Estate	25	(63)	88	(139.7)

Results from Discontinued Operations	(10)	(381)	371	(97.4)

Net Income	$8,897	$2,266	$6,631	292.6%

Revenue

Total Revenues.  Total revenues consist of property rental income and general contracting and real estate services income. Total revenues decreased approximately $21.7 million, or 16.7%, to $108.5 million for the year ended December 31, 2012, compared to approximately $130.2 million for the year ended December 31, 2011 as shown below:

	Year Ended December 31,
	2012	2011	Change	%
Office	$25,815	$24,680	$1,135	4.6%
Retail	21,164	20,105	1,059	5.3
Multifamily	7,457	7,793	(336)	(4.3)
General Contracting and Real Estate Services	54,046	77,602	(23,556)	(30.4)

	$108,482	$130,180	$(21,698)	(16.7%)

The decrease in total revenues is attributable primarily to the factors discussed below.

Rental Income.  Rental income includes minimum base rent, adjustments to recognize base rental income on a straight-line basis, cost reimbursements, percentage rents and other rents. Rental income increased approximately $1.9 million, or 3.5%, to approximately $54.4 million for the year ended December 31, 2012, compared to approximately $52.6 million for the year ended December 31, 2011.

The increase in office rental income was due to new tenant leases at Richmond Tower, One Columbus, Two Columbus and the Armada Hoffler Tower that commenced during the year ended December 31, 2012, or commenced in 2011 but were not in place for the full year ended December 31, 2011. Also contributing to the increase was the receipt of lease termination fees from a tenant at One Columbus Center and a tenant at Armada Hoffler Tower. This activity at Richmond Tower, One Columbus and Armada Hoffler Tower contributed to the increase in same store office rental income of 3.8% for the year ended December 31, 2012 as compared to the year ended December 31, 2011.

The increase in retail rental income was primarily due to the completed development and concurrent stabilization of Courthouse 7-Eleven in January 2012 and Tyre Neck Harris Teeter in May 2012 in addition to income derived from the commencement of new tenant leases at Commerce Street Retail during the fourth quarter of 2011 and Broad Creek Shopping Center during 2012. This activity at Commerce Street Retail and Broad Creek Shopping Center contributed to the increase in same store retail rental income of 2.8% for the year ended December 31, 2012, as compared to the year ended December 31, 2011.

Multifamily rental income was lower for the year ended December 31, 2012 due to rent concessions and higher vacancy during the year. Despite an increase in occupancy at the The Cosmopolitan as of December 31, 2012 compared to December 31, 2011, vacancy during 2012, as well as rent concessions, contributed to the decline in same store multifamily rental income for the year ended December 31, 2012 as compared to the year ended December 31, 2011.

General Contracting and Real Estate Services Income.  General contracting and real estate services income decreased approximately $23.6 million, or 30.4%, to approximately $54.0 million for the year ended December 31, 2012, compared to approximately $77.6 million for the year ended December 31, 2011. The decrease was due to lower construction volume during the year ended December 31, 2012 as a result of substantial completion of a number of construction projects during the year ended December 31, 2011. The decrease was partially offset by income associated with new projects commenced during the year ended December 31, 2011 and thereafter.

Expenses

Total Expenses.  Total expenses consist of rental expense, real estate taxes, general contractor expenses, general and administrative expenses and depreciation and amortization. Total expenses decreased by approximately $22.4 million, or 21.1%, to approximately $83.8 million for the year ended December 31, 2012, compared to approximately $106.2 million for the year ended December 31, 2011. This decrease in total expenses is attributable primarily to the factors discussed below.

	Year Ended December 31,
	2012	2011	Change	%
Rental Expense	$12,682	$12,568	$114	0.9%
Real Estate Taxes	4,865	4,781	84	1.8
General Contracting and Real Estate Services Expenses	50,103	72,138	(22,035)	(30.5)
General and Administrative Expenses	3,232	3,728	(496)	(13.3)
Depreciation and Amortization	12,909	12,994	(85)	(0.7)

Total Expenses	$83,791	$106,209	($22,418)	(21.1%)

Rental Expenses.  Rental expenses increased approximately $0.1 million, or 0.9% to approximately $12.7 million for the year ended December 31, 2012, compared to approximately $12.6 million for the year ended December 31, 2011. Rental expenses by segment were as follows (dollars in thousands):

	Year Ended December 31,
	2012	2011	Change	%
Office	$5,499	$5,849	$(350)	(6.0%)
Retail	4,791	3,940	851	21.6
Multifamily	2,383	2,771	(388)	(14.0)
Other	9	8	1	12.5

	$12,682	$12,568	$114	0.9%

Rental expenses include the following general categories: utilities, janitorial, repairs and maintenance, security and alarm, parking lot and grounds, general and administrative, management fees, and insurance. The decrease in office rental expenses resulted primarily from decreased utility expenses due to a successful challenge to the rate schedules and utilities were also lower in 2012 due to an unusually mild winter. These factors offset increases in expenses due to commencement of new tenant leases at Richmond Tower. The increase in retail rental expenses was primarily due to the completed development and concurrent stabilization of both Tyre Neck Harris Teeter and Courthouse 7-Eleven in May 2012 and January 2012, respectively, and the expenses associated with these properties. Multifamily rental expense is closely correlated with occupancy and thus multifamily rental expenses decreased due to the slight decrease in occupancy. Same store property expenses for the office segment decreased as a result of the decreased utility expenses discussed above. Same store property expenses increased for the retail segment and decreased for the multifamily segment as such expenses tend to be variable and correlated with changes in segment rental income, which increased in the retail segment and decreased in the multifamily segment during the year ended December 31, 2012 as compared to the year ended December 31, 2011.

Real Estate Tax Expenses.  Real estate tax expenses were relatively unchanged for the year ended December 31, 2012 as compared to the year ended December 31, 2011. Real estate tax expenses by segment were as follows (in thousands):

	Year Ended December 31,
	2012	2011	Change	%
Office	$2,169	$2,152	$17	0.8%
Retail	1,838	1,839	(1)	(0.1)
Multifamily	793	727	66	9.1
Other	65	63	2	3.2

	$4,865	$4,781	$84	1.8%

General Contracting and Real Estate Expenses.  General contracting and real estate services expenses decreased approximately $22.0 million, or 30.5%, to approximately $50.1 million for the year ended December 31, 2012, compared to approximately $72.1 million for the year ended December 31, 2011. The general contracting portion of general contracting and real estate services expenses are closely correlated to general contracting volume and this decrease is due to the decrease in construction volume for the year ended December 31, 2012, as compared to the year ended December 31, 2011. The decrease was due to a number of construction projects that were substantially completed during the year ended December 31, 2011 and prior. The reduction in volume was partially offset by income from new projects commenced during the year ended December 31, 2011 and thereafter.

General and Administrative Expenses.  General and administrative expenses decreased approximately $0.5 million, or 13.3%, to approximately $3.2 million during the year ended December 31, 2012, compared to approximately $3.7 million for the year ended December 31, 2011. The decrease was primarily due to lower health care expenses and state taxes.

Depreciation and Amortization.  Depreciation and amortization expense decreased approximately $0.1 million, or 0.7%, to approximately $12.9 million for the year ended December 31, 2012, compared to approximately $13.0 million for the year ended December 31, 2011. The decrease was attributable to certain tenant improvements becoming fully depreciated during the year ended December 31, 2011.

Operating Income

Operating income increased $0.7 million, or 3.0%, to approximately $24.7 million for the year ended December 31, 2012, compared to approximately $24.0 million for the year ended December 31, 2011 as a result of the revenue and expense factors discussed above and the segment net operating income and operating margins described below. The operating margins for all four operating segments remained relatively stable for the year ended December 31, 2012 as compared to the year ended December 31, 2011.

	Year Ended December 31,
	2012	2011	Change	%
Office real estate
Rental income	$25,815	$24,680	$1,135	4.6%
Property expenses	(7,668)	(8,001)	333	(4.2)

Net operating income	$18,147	$16,679	$1,468	8.8%

Operating Margin	70.3%	67.6%
Retail real estate
Rental income	$21,164	$20,105	$1,059	5.3%
Property expenses	(6,629)	(5,779)	(850)	14.7

Net operating income	$14,535	$14,326	$209	1.5%

Operating Margin	68.7%	71.3%
Multifamily real estate
Rental income	$7,457	$7,793	$(336)	(4.3)%
Property expenses	(3,176)	(3,498)	322	(9.2)

Net operating income	$4,281	$4,295	$(14)	(0.3)%

Operating Margin	57.4%	55.1%
General Contracting and Real Estate Services
Rental income	$54,046	$77,602	$(23,556)	(30.4)%
Property expenses	(50,103)	(72,138)	22,035	(30.5)

Net operating income	$3,943	$5,464	$(1,521)	(27.8)%

Operating Margin	7.3%	7.0%

Other

Other Income.  Other income increased approximately $0.5 million, or 201.2%, to approximately $0.8 million for the year ended December 31, 2012, compared to approximately $0.3 million for the year ended December 31, 2011. The increase was due primarily to the change in the fair value of our interest rate swaps for which we have not elected hedge accounting.

Interest Expense.  Interest expense decreased approximately $1.6 million, or 8.7%, to approximately $16.6 million for the year ended December 31, 2012 compared with approximately $18.1 million for the year ended December 31, 2011. This decrease was primarily the result of refinancing four loans, which resulted in lower interest rates and a full year of interest savings from the lower interest rate on the 2011 Cosmopolitan debt refinancing, which reduced interest expenses. This was partially offset by interest on debt on two buildings placed into service during the year ended December 31, 2012 which increased interest expense.

Loss On Extinguishment of Debt.  We did not extinguish any debt during the year ended December 31, 2012. We recognized an approximate $3.4 million loss on the extinguishment of debt on The Cosmopolitan during the year ended December 31, 2011.

Results From Discontinued Operations.  Results from discontinued operations were $0.0 and $(0.4) million for the year ended December 31, 2012 and 2011, respectively. The losses were the result of the sale of three and ten residential condominiums properties during the year ended December 31, 2012 and 2011, respectively. There were no properties classified as discontinued operations as of December 31, 2012 and seven residential condominium properties were classified as discontinued operations at December 31, 2011.

Net Income

Net income.  Net income increased approximately $6.6 million, or 292.6%, to approximately $8.9 million for the year ended December 31, 2012, compared to approximately $2.3 million for the year ended December 31, 2011. Approximately $3.4 million of this increase was due to a decrease in the loss on extinguishment of debt during the year ended December 31, 2012 as compared to the year ended December, 2011. Additional factors contributing to the increase are discussed above.

Comparison of the Year Ended December 31, 2011 to the Year Ended December 31, 2010

The following table summarizes the historical results of operations of our Predecessor for the years ended December 31, 2011 and 2010. As of December 31, 2011, our Predecessor’s operating portfolio was comprised of 24 office, retail and multifamily properties with an aggregate of approximately 954,440 rentable square feet of office space, 1,144,000 rentable square feet of retail space and 626 multifamily units, compared to a portfolio that was comprised of 24 properties with an aggregate of approximately 954,440 rentable square feet of office space, 1,133,727 rentable square feet of retail space and 626 multifamily units as of December 31, 2010. Our Predecessor holds non-controlling interests in Bermuda Crossroads and Smith’s Landing that we account for under the equity method of accounting. Under the equity method of accounting, we recognize our interest in the net earnings (losses) of these two properties within income from real estate joint ventures in the statements of operations. The following table sets forth selected data from our Predecessor’s audited combined statements of operations for the years ended December 31, 2011 and 2010 (dollars in thousands):

	Year Ended December 31,
	2011	2010	Change	%
Revenues
Rental Income	$52,578	$47,847	$4,731	9.9%
General Contracting and Real Estate Services Income	77,602	87,279	(9,677)	(11.1)

Total Revenues	130,180	135,126	(4,946)	(3.7)
Expenses
Rental Expense	12,568	11,734	834	7.1
Real Estate Taxes	4,781	4,463	318	7.1
General Contracting Expenses	72,138	82,127	(9,989)	(12.2)
General and Administrative Expenses	3,728	2,523	1,205	47.8
Depreciation and Amortization	12,994	12,158	836	6.9

Total Expenses	106,209	113,005	(6,796)	(6.0)

Operating Income	23,971	22,121	1,850	8.4
Other Income (expense)	258	168	90	53.6
Interest Expense	(18,134)	(18,208)	74	(0.4)
Loss on Extinguishment of Debt	(3,448)	—	(3,448)	N/A

Income from Continuing Operations	2,647	4,081	(1,434)	(35.1)

Discontinued Operations
Loss from Discontinued Operations	(318)	(338)	20	(5.9)
Loss on Sale of Real Estate	(63)	1	(64)	—

Results from Discontinued Operations	(381)	(337)	(44)	13.1

Net Income	$2,266	$3,744	$(1,478)	(39.5%)

Revenue

Total Revenues.  Total revenues consist of rental income and general contracting and real estate services income. Total revenues decreased approximately $4.9 million, or 3.7%, to approximately $130.2 million for the year ended December 31, 2011 compared to approximately $135.1 million for the year ended December 31, 2010 as shown below (dollars in thousands):

	Year ended December 31,
	2011	2010	Change	%
Office	$24,680	$20,501	$4,179	20.4%
Retail	20,105	20,335	(230)	(1.1)
Multifamily	7,793	7,011	782	11.2
General Contracting and Real Estate Services	77,602	87,279	(9,677)	(11.1)

	$130,180	$135,126	$(4,946)	(3.7%)

The decrease in total revenues is attributable primarily to the factors discussed below.

Rental Income.  Rental income consists primarily of minimum base rent, adjustments to recognize base rental income on a straight-line basis, cost reimbursements from tenants, percentage rent and other rents. Rental income increased approximately $4.7 million, or 9.9%, to approximately $52.6 million for the year ended December 31, 2011, compared to approximately $47.8 million for the year ended December 31, 2010.

The increase in office rental income was due to the commencement of new tenant leases that commenced during the year ended December 31, 2010 but were not in place for all twelve months of the year ended December 31, 2010 at Two Columbus and at Richmond Tower. In addition, two tenants at Richmond Tower took occupancy during the year ended December 31, 2011 and we completed development and concurrent stabilization of Virginia Natural Gas in September 2010. The increases were offset partially by the termination of a lease at Oyster Point. While this activity at Two Columbus, Richmond Tower and Virginia Natural Gas contributed to an increase in office rental income, these properties are excluded from the same store office rental income analysis because they were in lease-up during one or both of the periods presented. As a result, same store office rental income decreased 4.7% for the year ended December 31, 2010 due to the expiration and non-renewal of two leases, each in excess of 10,000 square feet at Oyster Point and One Columbus.

The decrease in retail rental revenue was due to lower tenant recoveries at North Point Center and Broad Creek Shopping Center, as well as increased tenant credit risk associated with a certain tenant at Dick’s at Town Center, which resulted in a downward adjustment to the amount of rental income recorded for this tenant during the year ended December 31, 2011. The decrease was partially offset by the commencement of two leases at Commerce Street Retail. These same factors contributed to a decrease in same store retail rental income of 2.5% for the year ended December 31, 2011 as compared to December 31, 2010.

Multifamily rental income and same store multifamily rental income increased primarily as a result of lower rental concessions and higher occupancy for the year ending December 31, 2011.

General Contracting and Real Estate Services Income.  General contracting and real estate services income decreased approximately $9.7 million, or 11.1%, to approximately $77.6 million for the year ended December 31, 2011, compared to approximately $87.3 million for the year ended December 31, 2010. The decrease in general contracting and real estate services income was due to lower construction volume in 2011 as a result of substantial completion of a number of construction projects during the year ended December 31, 2010, that was partially offset by three new projects that commenced in early 2010.

Expenses

Total Expenses.  Total expenses consist of rental expenses, real estate taxes, general contractor expenses, general and administrative expenses, and depreciation and amortization. Total expenses decreased by approximately $6.8 million, or 6.0%, to $106.2 million for the year ended December 31, 2011, compared to approximately $113.0 million for the year ended December 31, 2010. This decrease in total expenses is attributable primarily to the factors discussed below.

	Year ended December 31,
	2011	2010	Change	%
Rental Expense	$12,568	$11,734	$834	7.1%
Real Estate Taxes	4,781	4,463	318	7.1
General Contracting Expenses	72,138	82,127	(9,989)	(12.2)
General and Administrative Expenses	3,728	2,523	1,205	47.8
Depreciation and Amortization	12,994	12,158	836	6.9

Total Expenses	$106,209	$113,005	($6,796)	(6.0%)

Rental Expenses.  Rental expenses increased approximately $0.8 million, or 7.1%, to approximately $12.5 million for the year ended December 31, 2011, compared to approximately $11.7 million for the year ended December 31, 2010. Rental expense by segment was as follows (dollars in thousands):

	Year ended December 31,
	2011	2010	Change	%
Office	$5,849	$5,051	$798	15.8%
Retail	3,940	4,157	(217)	(5.2)
Multifamily	2,771	2,513	258	10.3
Other	8	13	(5)	(38.5)

	$12,568	$11,734	$834	7.1%

Rental expenses include the following general categories: utilities, janitorial, repairs and maintenance, security and alarm, parking lot and grounds, general and administrative, management fees, and insurance. The increase in office rental expenses was due primarily to the commencement of new tenant leases at Two Columbus and at Richmond Tower as well as the completed development and concurrent stabilization of Virginia Natural Gas in September 2010. In addition, office rental expense increased as a result of non-recurring repairs and maintenance at Armada Hoffler Tower and Oyster Point for the year ended December 31, 2010. The decrease in retail rental expenses was due primarily to lower bad debt expenses associated with a certain tenant at Dick’s at Town Center. The increase in multifamily rental expenses was due to higher occupancy levels, requiring an increase in staff and associated expenses as a result of turnover of units. Same store property expenses for the office segment decreased as a result of the decreased utility expenses discussed above. Same store property expenses decreased for the retail segment and increased for the multifamily segment as such expenses tend to be variable and correlated with changes in segment rental income, which increased in the retail segment and decreased in the multifamily segment during the year ended December 31, 2011 as compared to the year ended December 31, 2010.

Real Estate Tax Expenses.  Real estate tax expenses increased approximately $0.3 million, or 7.1%, to approximately $4.8 million for the year ended December 31, 2011, compared to approximately $4.5 million for the year ended December 31, 2010. The increase in real estate tax expenses was due primarily to real estate tax expenses within the office segment, and in particular, the completed development of Richmond Tower as well as the reassessment of the Armada Hoffler Tower. Real estate tax expenses by segment were as follows (dollars in thousands):

	Year ended December 31,
	2011	2010	Change	%
Office	$2,152	$1,775	$377	21.2%
Retail	1,839	1,855	(16)	(0.9)
Multifamily	727	770	(43)	(5.6)
Other	63	63	0	N/A

	$4,781	$4,463	$318	7.1%

General Contracting and Real Estate Services Expenses.  General contracting and real estate services expenses decreased approximately $10.0 million, or 12.2%, to approximately $72.1 million for the year ended December 31, 2011, compared to approximately $82.1 million for the year ended December 31, 2010. The general contracting portion of general contracting and real estate services expenses are closely correlated to general contracting volume and this decrease was due to the decrease in construction volume for the year ended December 31, 2011 as compared to the year ended December 31, 2010. The decrease in general contracting and real estate services volume was due to a number of construction projects that were substantially completed during the year ending December 31, 2010 or shortly thereafter. The reduction in volume was partially offset by three new projects that commenced in early 2011.

General and Administrative Expenses.  General and Administrative expenses increased approximately $1.2 million, or 47.8%, to approximately $3.7 million for the year ended December 31, 2011 compared to approximately $2.5 million for the year ended December 31, 2010. The increase resulted from more development costs allocated to general and administrative expenses, primarily as a result of lower development activities during the year ended December 31, 2011 as compared to the year ended December 31, 2010 as well as higher labor and benefits cost, mostly related to health care expenses.

Depreciation and Amortization.  Depreciation and amortization expense increased approximately $0.8 million, or 6.9%, to approximately $13.0 million for the year ended December 31, 2011 compared to approximately $12.2 million for the year ended December 31, 2010. The increase was attributable to approximately $5.9 million of additional real estate assets being placed into service during the year ended December 31, 2011 and the full year impact of approximately $49.8 million of real estate assets placed into service during the year ended December 31, 2010.

Operating Income

Operating income increased $1.9 million, or 8.4%, to approximately $24.0 million for the year ended December 31, 2011, compared to approximately $22.1 million for the year ended December 31, 2010, due primarily to the factors discussed above and the segment net operating income and operating margins described below. The operating margins for the retail, office and multifamily segments remained relatively stable for the year ended December 31, 2011 as compared to the year ended December 31, 2010. The operating margin for the general contracting and real estate services segment increased from 5.9% for the year ended December 31, 2010 to 7.0% for the year ended December 31, 2011 due to a shift in the average size of third party construction contracts. The average size of construction contracts was smaller in the year ended December 31, 2011 as compared to the year ended December 31, 2010 and smaller construction contracts typically have higher operating margins.

	Year Ended December 31,
	2011	2010	Change	%
Office real estate
Rental income	$24,680	$20,501	$4,179	20.4%
Property expenses	(8,001)	(6,826)	(1,175)	17.2

Net operating income	$16,679	$13,675	$3,004	22.0%

Operating Margin	67.6%	66.7%
Retail real estate
Rental income	$20,105	$20,335	($230)	(1.1%)
Property expenses	(5,779)	(6,012)	233	(3.9)

Net operating income	$14,326	$14,323	$3	0.0%

Operating Margin	71.3%	70.4%

Multifamily real estate
Rental income	$7,793	$7,011	$782	11.2%
Property expenses	(3,498)	(3,283)	(215)	6.5

Net operating income	$4,295	$3,728	$567	15.2%

Operating Margin	55.1%	53.2%

General Contracting and Real Estate Services
Rental income	$77,602	$87,279	($9,677)	(11.1%)
Property expenses	(72,138)	(82,127)	9,989	(12.2)

Net operating income	$5,464	$5,152	$312	6.1%

Operating Margin	7.0%	5.9%

Other

Other Income.  The approximate $0.1 million decrease in other income during the period was due primarily to the change in the fair value of our interest rate swaps for which we have not elected hedge accounting.

Interest Expense.  Interest expense decreased approximately $0.1 million, or 0.4%, to approximately $18.1 million for the year ended December 31, 2011 compared with approximately $18.2 million for the year ended December 31, 2010. The negligible decrease in interest expense for the year ended December 31, 2011 as compared to the year ended December 31, 2010 was the net result of refinancing three loans at lower interest rates, which reduced interest expense, offset partially by two buildings being placed into service during the year ended December 31, 2010, which increased interest expense.

Loss On Extinguishment of Debt.  An approximate $3.4 million loss was recognized on the extinguishment of the debt on The Cosmopolitan during the year ended December 31, 2011. No debt was extinguished during the year ended December 31, 2010.

Results From Discontinued Operations.  Results from discontinued operations were approximately $(0.4) million and approximately $(0.3) million for the years ended December 31, 2011 and 2010, respectively. The losses were the result of the sale of 14 and two residential condominiums properties during the years ended December 31, 2011 and 2010, respectively. Three residential condominium properties were classified as discontinued operations at December 31, 2011, and 17 residential condominium properties were classified as discontinued operations at December 31, 2010.

Net Income

Net income decreased approximately $1.4 million, or 39.5%, to approximately $2.3 million during the year ended December 31, 2011, compared to approximately $3.7 million during the year ended December 31, 2010. This increase in net income is explained by the factors discussed above.

Liquidity and Capital Resources

Overview

We believe that the completion of this offering and the formation transactions will improve our financial position by reducing our leverage, increasing our portfolio of unencumbered assets and providing us with enhanced access to capital. After completion of this offering and the formation transactions, we expect our ratio of debt to gross total assets to be approximately     % (     % if the underwriters’ overallotment option is exercised in full). Concurrently with or shortly following completion of this offering, we anticipate entering into an agreement for a $100 million secured revolving credit facility, which we expect to contain an accordion feature that will allow us to increase the borrowing capacity under the facility up to $250 million, subject to our satisfaction of certain conditions. We expect to draw approximately $19.3 million on the revolving credit facility upon completion of this offering to fund a portion of the cash consideration payable in connection with the completion of the formation transactions and to repay existing lines of credit and repay certain debt relating to the projects in our development pipeline. Longer term, we intend to use the revolving credit facility for, among other things, general corporate purposes, including completion of the projects in our identified development pipeline, selective acquisitions and development and redevelopment of properties, working capital and the payment of capital expenses.

Our short-term liquidity requirements consist primarily of general contractor expenses, operating expenses and other expenditures associated with our properties, dividend payments to our stockholders required to maintain our REIT status, capital expenditures, funding of development projects and, potentially, acquisitions. We expect to meet our short-term liquidity requirements through net cash provided by operations, reserves established from existing cash, the net proceeds of this offering and, if necessary, borrowings available under our anticipated revolving credit facility.

Our properties require periodic investments of capital for tenant-related capital expenditures and for general capital improvements. For the years ended December 31, 2012, 2011 and 2010, our weighted average annual tenant improvement and leasing commission costs were $4.86 per square foot of leased office space and $3.27 per square foot of leased retail space. As of December 31, 2012, we had commitments under leases in effect for $         of tenant improvements and leasing commissions.

Our long-term liquidity needs consist primarily of funds necessary for the repayment of debt at maturity, general contracting expenses, property development and acquisitions, tenant improvements and capital improvements. We expect to meet our long-term liquidity requirements with net cash from operations, long-term secured and unsecured indebtedness and the issuance of equity and debt securities. We also may fund property development and acquisitions and capital improvements using our anticipated revolving credit facility pending long-term financing.

As of December 31, 2012, on a pro forma basis to give effect to the use of proceeds of this offering, three loans are scheduled to mature prior to December 31, 2013.

The loan secured by Gainsborough Square, which was originally scheduled to mature December 28, 2013, has been extended and is now scheduled to mature on January 28, 2014.

The loan secured by the Smith’s Landing property is scheduled to mature on July 17, 2013. We are currently working on a six-month extension with the current lender. Concurrently, we are working with another lender to refinance this loan.

The loan secured by Main Street Land originally was scheduled to mature on January 5, 2013. The maturity date has been extended to July 2013. This loan will be paid off when a construction loan is secured for the Main Street Office and Main Street Apartment development pipeline projects. We are currently working with several lenders to finance the Main Street Office and Apartments projects.

We currently are in compliance with all debt covenants in our outstanding indebtedness.

We believe that, upon the completion of this offering, and as a publicly traded REIT, we will have access to multiple sources of capital to fund our long-term liquidity requirements, including the incurrence of additional debt and the issuance of additional equity securities. However, as a new public company, we cannot assure you that we will have access to all these sources of capital. Our ability to incur additional debt will depend on a number of factors, including our degree of leverage, the value of our unencumbered assets and borrowing restrictions that may be imposed by lenders. Our ability to access the equity capital markets will depend on a number of factors as well, including general market conditions for REITs and market perceptions about our company.

Consolidated Indebtedness

We expect to use approximately $110.6 million of net proceeds from this offering to repay certain indebtedness, as described in “Use of Proceeds.” Upon completion of this offering and the formation transactions and the application of the net proceeds of this offering, we expect to have approximately $260.6 million of consolidated long-term secured debt (exclusive of approximately $19.3 million expected to be outstanding under our anticipated revolving credit facility upon completion of the formation transactions), of which approximately $103.2 million, or approximately 39.6%, is variable rate debt. The following table sets forth information as of December 31, 2012 (on a pro forma basis to give effect to the application of the net proceeds from this offering) with respect to indebtedness that we expect will be outstanding upon completion of this offering and the formation transactions other than amounts expected to be outstanding under our anticipated revolving credit facility (dollars in thousands):

	Pro Forma Amount Outstanding		Interest Rate(1)	Effective Rate as of December 31, 2012		Maturity Date(2)	Balance at Maturity
Oyster Point	$6,648		5.41%			December 1, 2015	$6,089
One Columbus	14,095		5.31			December 11, 2014	13,542
Two Columbus(3)	15,941		LIBOR+2.50	2.71%		July 5, 2015	14,046
Broad Creek Shopping Center
Note 1	4,553		LIBOR+3.00	3.21		November 29, 2014	4,454
Note 2	8,360		LIBOR+2.75	2.96		December 7, 2016	7,947
Note 3	3,500		LIBOR+2.75	2.96		December 7, 2016	3,327
Courthouse Marketplace 7-Eleven	1,505		LIBOR+3.00	3.25		August 19, 2016	1,361
Gainsborough Square	9,771		LIBOR+3.00	3.21		January 28, 2014	9,664
Hanbury Village
Note 1	21,666		6.67			November 11, 2017	20,499
Note 2	4,332		LIBOR+2.75	2.96		March 1, 2015	4,226
Harrisonburg Regal	4,057		6.06			June 8, 2017	3,165
North Point Center
Note 1	10,478		6.45			February 5, 2019	9,333
Note 2	2,910		7.25			September 15, 2015	1,344
Note 3	9,356		LIBOR+2.85	3.10	(5)	May 31, 2015	8,785
Note 4	1,053		5.59			December 1, 2014	1,007
Note 5	724		LIBOR+2.00	3.57	(4)	February 1, 2017	641
Parkway Marketplace	3,247		4.25			October 1, 2018	2,584
Tyre Neck Harris Teeter	2,650		LIBOR+2.75	2.96		June 10, 2014	2,650
249 Central Park Retail	16,068		5.99			September 8, 2016	15,084
South Retail	7,097		5.99			September 8, 2016	6,655
Studio 56 Retail	2,760		3.75			May 7, 2015	2,592
Commerce Street Retail	6,800		LIBOR+3.00	3.21		August 18, 2014	6,694
Fountain Plaza Retail	8,043		5.99			September 8, 2016	7,542
Dick’s at Town Center	8,413		LIBOR+2.75	2.96		October 31, 2017	7,929
The Cosmopolitan	48,291		3.75			July 1, 2051	—
Bermuda Crossroads	10,956		6.01			January 1, 2014	10,710
Smith’s Landing	25,095		LIBOR+2.15	2.36		June 17, 2013	24,970
Main Street Land	2,208		LIBOR+2.50	4.00	(6)	July 3, 2013	2,208

Total	$260,596	(7)					$199,048

(1)	LIBOR rate is determined by individual lenders.

(2)	Maturity date at December 31, 2012, except for Gainsborough Square and Main Street Land, which were both extended after December 31, 2012.

(3)	The lender has waived a financial covenant default on this loan through December 31, 2013.

(4)	Subject to an interest rate swap lock.

(5)	Subject to a LIBOR interest rate cap of 1.09%.

(6)	Subject to an interest rate floor.

(7)	Does not include approximately $19.3 million we expect to borrow from our anticipated $100 million secured revolving credit facility to fund a portion of the consideration payable in connection with the formation transactions and to repay existing lines of credit and certain debt relating to the projects in our development pipeline.

Annual maturities of notes payable as of December 31, 2012 (on a pro forma basis) are due during the following years:

Year	Amount Due	Percentage of Total
	(In thousands)
2013	$36,843	18%
2014	39,056	20
2015	37,081	19
2016	41,916	21
2017 and thereafter	44,151	22

	$199,047	100%

Description of Certain Debt

The following is a summary of the material provisions of the loan agreements evidencing our material debt expecting to be outstanding upon the closing of this offering and the consummation of the formation transactions.

Mortgage Loan Secured by The Cosmopolitan

The Cosmopolitan is subject to senior mortgage debt with an original principal amount of $49.1 million. The debt is currently held by M&T Realty Capital Corporation.

Maturity and Interest.  The loan has a maturity date of July 1, 2051 and bears interest at a fixed rate per annum of 3.75%. Pursuant to the National Housing Act regulations, an annual mortgage insurance premium is due equal to 0.45% of the principal amount of the insured mortgage. This loan requires regular payments of principal and interest.

Security.  The loan was made to a single borrower subsidiary, and is secured by a first-priority of trust lien on The Cosmopolitan, a security interest in all personal property used in connection with The Cosmopolitan and an assignment of all leases, rents and security deposits relating to the property.

Prepayment .  As of August 1, 2012, we may prepay the loan at any time subject to the following prepayment penalties:

1.	Nine percent (9%) of such prepayment amount paid from August 1, 2012 through July 31, 2013;

2.	Eight percent (8%) of such prepayment amount paid from August 1, 2013 through July 31, 2014;

3.	Seven percent (7%) of such prepayment amount paid from August 1, 2014 through July 31, 2015;

4.	Six percent (6%) of such prepayment amount paid from August 1, 2015 through July 31, 2016;

5.	Five percent (5%) of such prepayment amount paid from August 1, 2016 through July 31, 2017;

6.	Four percent (4%) of such prepayment amount paid from August 1, 2017 through July 31, 2018;

7.	Three percent (3%) of such prepayment amount paid from August 1, 2018 through July 31, 2019;

8.	Two percent (2%) of such prepayment amount paid from August 1, 2019 through July 31, 2020;

9.	One percent (1%) of such prepayment amount paid from August 1, 2020 through July 31, 2021;

10.	Prepayment without penalty after July 31, 2021.

Events of Default.  The loan agreement contains customary events of defaults in the payment of principal or interest, defaults in compliance with the covenants contained in the documents evidencing the loan and bankruptcy or other insolvency events.

Contractual Obligations

The following table outlines the timing of required payments related to our commitments as of December 31, 2012 (in thousands).

	Total	Payments by period
Contractual Obligations		Within 1 year	2 years	3 years	4 years	5 years	More than 5 years
Principal payments of long-term indebtedness	$334,438	$69,394	$77,946	$42,025	$44,391	$38,705	$61,977
Long-term Debt — Fixed interest	70,237	9,842	7,649	6,675	5,749	3,984	36,338
Long-term Debt — Variable interest	10,386	4,267	3,591	1,356	875	297	—
Operating leases and other commitments	741	347	296	77	21	0	—
Tenant-related commitments	4,092	771	30	793	30	30	2,438
Ground leases	55,328	1,243	1,293	1,298	1,298	1,318	48,877

Total	$475,222	$85,864	$90,805	$52,224	$52,364	$44,334	$149,630

The information in the table above reflects our projected interest rate obligations for the floating rate payments based on one-month LIBOR of 0.3275%.

Anticipated Revolving Credit Facility

We have obtained a term sheet for a $100 million secured revolving credit facility from a major national bank with an accordion feature that will allow us to increase the borrowing capacity under the facility up to $250 million, subject to our satisfaction of certain conditions and obtaining additional commitments from lenders. We expect that the lenders under the credit facility will be a syndicate of several banks. We anticipate that we will borrow approximately $19.3 million under this credit facility to fund a portion of the consideration payable in connection with the completion of the formation transactions and to repay existing lines of credit and certain debt relating to the projects in our development pipeline. Longer term, we expect to use borrowings under the proposed revolving credit facility to fund acquisitions and development and redevelopment of properties in our portfolio and for working capital.

We expect that we and certain of our subsidiaries will guarantee the obligations under the revolving credit facility and that the Armada Hoffler Tower, Richmond Tower, Virginia Natural Gas and Sentara Williamsburg properties will be used as collateral for the revolving credit facility obligations.

We expect that the term of the credit facility will mature three years after closing of the credit facility and will have an optional one-year extension (assuming our compliance with applicable covenants and conditions and the payment of a fee equal to 0.25% of the then applicable maximum amount of the credit facility).

We expect that the credit facility will bear interest, at our option, at a rate equal to either (i) the Eurodollar rate (at our option either one, two, three or six month Eurodollar rate) plus a spread ranging from 1.60% to 1.95% based on our total leverage ratio value ranging from less than 40% to less than 55% or (ii) a base rate plus a spread ranging from 0.60% to

0.95% based on a ratio of total indebtedness to total asset value ranging from less than 40% to less than 55%, where the base rate will fluctuate each day and will equal the highest of (a) the prime rate, (b) the Federal Funds Rate plus 0.005% and (iii) the one month Eurodollar rate plus 1.0%.

In addition to interest owed under the credit facility, we will be obligated to pay an annual fee based on the average unused portion of the credit facility. This fee will be payable quarterly in arrears and will be 0.25% of the amount of the unused portion of the credit facility if amounts borrowed are less than 50% of the credit facility and 0.30% of the unused portion of the credit facility if amounts borrowed are greater than 50% of the credit facility.

The amount available for us to borrow under the credit facility will be subject to limitations governed by calculations based on the appraised value and debt yield supported by our properties that will form the borrowing base of the credit facility. The credit agreement requires us to comply with various financial covenants, including:

¡	a maximum leverage ratio of 65% as of the last day of each fiscal quarter through December 31, 2014 and 60% as of the last day of each fiscal quarter thereafter;

¡

a minimum fixed charge coverage ratio (defined as the ratio of consolidated earnings before interest, taxes, depreciation and amortization for the most recently ended period of four discal quarter less the aggregate annual capital expenditure adjustment to consolidated fixed charges) of 1.75x;

¡	a minimum tangible net worth equal to at least the sum of 80% of tangible net worth on the closing date of the credit facility plus 75.0% of the net proceeds of any additional equity issuances;

¡	a maximum amount of variable rate indebtedness that will not exceed 30% of our total asset value; and

¡	a maximum amount of secured recourse indebtedness of 35% of our total asset value.

Our activities will be limited to acquiring income producing real estate properties and investments incidental thereto. The negative covenant restricting investments will permit stock acquisitions subject to customary parameters, and will include baskets that permit investments in the following types of assets: (i) unimproved land holdings in an aggregate amount not exceeding 5% of our total asset value, (ii) construction in progress in an aggregate amount not exceeding 25% of our total asset value and (iii) unconsolidated affiliates in aggregate amount not exceeding 5% of our total asset value. Investments in these types of assets will not exceed 30% of our total asset value.

In addition to these financial covenants, the credit agreement requires us to comply with various customary affirmative and negative covenants that restrict our ability to, among other things, incur debt and liens, make investments, dispose of properties and make distributions.

Notwithstanding the restriction on our ability to make distributions, we expect the credit facility to allow us to make distributions to the extent that such distributions do not exceed the greater of (1) 100% of our funds from operations through the first anniversary of the closing date of the credit facility plus a portion of the net proceeds of this offering and 95% of funds from operations thereafter or (2) the amount required for us to (a) qualify and maintain our REIT status and (b) avoid the payment of federal or state income or excise tax. If certain events of default exist or would result from a distribution, or if our obligations under the credit facility are accelerated, we may be limited or precluded from making distributions.

Off-Balance Sheet Arrangements

Other than the items disclosed above under the headings “Consolidated Indebtedness” and “Contractual Obligations,” upon the completion of this offering we will have no off-balance sheet arrangements that are reasonably likely to have a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Cash Flows

Comparison of the year ended December 31, 2012 to the year ended December 31, 2011

	Year Ended December 31,		Change	%
	2012	2011
	(in thousands)
Operating Activities	$22,326	$23,183	$(857)	(3.7%)
Investing Activities	(4,702)	(5,998)	1,296	(21.6)
Financing Activities	(21,673)	(12,171)	(9,502)	78.1

Net Increase/(Decrease)	$(4,049)	$5,014	$(9,063)	(180.8)

Cash and Cash Equivalents, Beginning of Period	$13,449	$8,435
Cash and Cash Equivalents, End of Period	$9,400	$13,449

Net cash provided by operating activities was approximately $22.3 million and approximately $23.2 million for the year ended December 31, 2012 and 2011, respectively. The approximate $0.9 million decrease in net cash provided by operating activities was due to cash outflows from property and construction assets offset by cash inflows from property and construction liabilities. Net income adjusted for non-cash items increased approximately $4.8 million, which also offset the cash outflows from property and construction assets.

Net cash used for investing activities was approximately $(4.7) million and $(6.0) million for the year ended December 31, 2012 and 2011, respectively. The approximate $1.3 million change in net cash used for investing activities resulted principally from lower real estate investments and payments for leasing commissions and leasing incentives during the year ended December 31, 2012.

Net cash used for financing activities was $(21.7) million and $(12.2) million for the year ended December 31, 2012 and 2011, respectively. The approximate $9.5 million change in net cash used in financing activities resulted from net debt repayments of secured notes payable of approximately $4.5 million during the year ended December 31, 2012 compared with net debt issuances of approximately $5.4 million during the year ended December 31, 2011. Cash used for financing activities for the year ended December 31, 2012 also includes approximately $3.1 million of offering costs.

Comparison of the year ended December 31, 2011 to the year ended December 31, 2010

	Year ended December 31,		Change	%
	2011	2010
	(in thousands)
Operating Activities	$23,183	$6,090	$17,093	280.7%
Investing Activities	(5,998)	(14,715)	8,717	(59.2)
Financing Activities	(12,171)	5,566	(17,737)	(318.7)

Net increase (decrease)	$5,014	$(3,059)	$8,073	(263.9%)

Cash and cash equivalents, beginning of period	$8,435	$11,494
Cash and cash equivalents, end of period	$13,449	$8,435

Net cash provided by operating activities was approximately $23.2 million and $6.1 million for the years ended December 31, 2011 and 2010, respectively. The approximate $17.1 million increase was due to cash inflows from accounts receivables, related party receivables and construction receivables, partially offset by cash outflows for accounts payable and other liabilities.

Net cash used for investing activities was approximately $(6.0) million and $(14.7) million for the years ended December 31, 2011 and 2010, respectively. The approximate $8.7 million decrease was driven by lower capital expenditures, partially offset by an increase in lease incentives paid at Commerce Street Retail.

Net cash (used for) provided by financing activities was approximately $(12.2) million and $5.6 million for the years ended December 31, 2011 and 2010, respectively. The approximate $17.8 million net change resulted from net issuances of secured notes payable of approximately $5.4 million during 2011 compared with approximately $22.7 million during 2010, partially offset by lower net distributions during 2011.

Non-GAAP Financial Measures

We calculate FFO in accordance with the standards established by NAREIT. NAREIT defines FFO as net income (loss) (calculated in accordance with GAAP), excluding gains (or losses) from sales of depreciable operating property, real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures.

FFO is a supplemental non-GAAP financial measure. Management uses FFO as a supplemental performance measure because it believes that FFO is beneficial to investors as a starting point in measuring our operational performance. Specifically, in excluding real estate related depreciation and amortization and gains and losses from property dispositions, which do not relate to or are not indicative of operating performance, FFO provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of REITs, FFO will be used by investors as a basis to compare our operating performance with that of other REITs.

However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effects and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. In addition, other equity REITs may not calculate FFO in accordance with the NAREIT definition as we do, and, accordingly, our FFO may not be comparable to such other REITs’ FFO. Accordingly, FFO should be considered only as a supplement to net income as a measure of our performance. FFO should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or service indebtedness. FFO also should not be used as a supplement to or substitute for cash flow from operating activities computed in accordance with GAAP.

The following table sets forth a reconciliation of FFO for the years ended December 31, 2012, 2011 and 2010 to net income, the most directly comparable GAAP equivalent (in thousands):

	Year ended December 31,
	2012	2011	2010
Net income	$8,897	$2,266	$3,744
Depreciation and amortization	12,909	12,994	12,158
Loss on disposal of real estate assets	—	569	—
Income from real estate joint ventures	(261)	(309)	(88)
Depreciation of real estate joint ventures	341	341	336

Funds from operations	$21,886	$15,861	$16,150

FFO for the year ended December 31, 2011 includes a $1.1 million noncash charge related to the extinguishment of debt.

Quantitative and Qualitative Disclosures about Market Risk

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market-sensitive instruments. In pursuing our business strategies, the primary market risk to which we are exposed is interest rate risk. Our primary interest rate exposure is daily LIBOR. We primarily use fixed interest rate financing to manage our exposure to fluctuations in interest rates. On a limited basis, we also use derivative financial instruments to manage interest rate risk. We do not use these derivatives for trading or other speculative purposes. We have not designated any of our derivatives as hedges for accounting purposes. As a result, we account for our derivative instruments under FASB ASC 815, Derivatives and Hedging. Under FASB ASC 815, the resulting assets and liabilities associated with derivative financial instruments are carried on our balance sheet at estimated fair value at the end of each reporting period.

At December 31 2012, we were party to three interest rate derivatives, with a total notional amount of $21.1 million. At December 31, 2012, after giving effect to our interest rate swap derivatives, approximately $209.2 million, or 62.6%, of our debt had fixed interest rates and approximately $125.2 million, or 37.4%, had variable interest rates. Assuming no increase in the level of our variable rate debt, if interest rates increased by 1.0% our cash flow would decrease by approximately $1.25 million per year. At December 31, 2012, LIBOR was approximately 21 basis points. Assuming no increase in the level of our variable rate debt, if LIBOR was reduced to 0 basis points our cash flow would increase by approximately $0.3 million per year.

Inflation

Substantially all of our office and retail leases provide for the recovery of increases in real estate taxes and operating expenses. In addition, substantially all of the leases provide for annual rent increases. We believe that inflationary increases may be offset in part by the contractual rent increases and expense escalations described above. In addition, our multifamily leases generally have lease terms ranging from 7 to 15 months with a majority having 12-month lease terms allowing negotiation of rental rates at term end which we believe reduces our exposure to the effects of inflation.

Recently Issued Accounting Literature

In May 2011, the FASB issued guidance that clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This guidance was effective for annual and interim reporting periods beginning on or after December 15, 2011. The new guidance did not have a significant impact on our financial position, results of operations or cash flows.

In June 2011, the FASB issued guidance that eliminates the option to present components of other comprehensive income as part of the statement of changes in equity and requires that all non-owner changes in equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance requires retrospective application and was effective for interim and annual reporting periods beginning after December 15, 2011. The adoption of this guidance did not have a significant impact on us because we do not have other comprehensive income.

Pursuant to the JOBS Act, the Company will quality as an emerging growth company and can elect to opt out of the extended transition period for any new or revised accounting standards that may be issued by the FASB or the SEC. The Company has elected to opt out of such extended transition period. This election is irrevocable.

INDUSTRY AND MARKET OPPORTUNITY

The following information is based upon the report prepared for us by RCG.

Our Markets

We primarily target markets in the Mid-Atlantic region of the United States that exhibit attractive long-term supply and demand characteristics as well as favorable competitive dynamics. Specifically, properties in our initial portfolio and identified development pipeline are concentrated in the Hampton Roads and Richmond markets in Virginia and the Raleigh-Durham market in North Carolina.

Hampton Roads

The Hampton Roads metropolitan area, synonymous with the Virginia Beach-Norfolk-Newport News, Virginia-North Carolina MSA defined by the U.S. Census Bureau, encompasses six counties and nine independent cities clustered in southeastern Virginia, along with Currituck County of northeastern North Carolina. The region’s annual economic output was measured at $80.5 billion in nominal terms according to the latest available data in 2010, or 19.2% of the gross state product of Virginia. The area is well-known as an center of military activity and is among the most highly concentrated regions of military operations in the country. Its deep-water and year-round ice-free harbor anchors one of the busiest ports in North America.

The Hampton Roads metropolitan area was home to approximately 1.68 million residents as of 2011, which represented 21% of the total population of Virginia. However, because the U.S. Census Bureau counts deployed military personnel as living overseas, this estimate likely understated actual population. The high concentration of military activity—including active-duty personnel, civilian government employees, contractors and ancillary support industries—has a positive but difficult to measure impact on the economic profile of the region due to the high percentage of non-monetary compensation to military personnel, such as housing allowances and health care, which are not reflected in wage estimates.

Our initial portfolio includes six office properties, 12 retail properties and one multifamily property in the Hampton Roads metropolitan area, which generated 30.5%, 30.1% and 13.3%, respectively, of our initial portfolio’s total annualized base rent as of December 31, 2012.

The Hampton Roads Economy

Economic activity in the Hampton Roads region is driven by several key sectors, including military and government activity; shipping, shipbuilding and related industries; higher education and health services; business and professional services; and tourism and hospitality.

The region benefits from a large military and civilian government presence, which both anchors and stabilizes the economy. The Hampton Roads MSA region, in which properties providing 73.9% of the annualized rent from our initial portfolio are located, had an unemployment rate of 6.4% as of August 2012, as compared to unemployment rates of 8.3%, 8.2% and 8.1% in the top 10, top 25 and top 50 MSAs, respectively and the U.S. national rate of 7.8% Several major military operations and headquarters are located in Hampton Roads: NATO Allied Command Transformation, U.S. Fleet Forces Command, U.S. Air Force Air Combat Command, U.S. Marine Corps Forces Command, U.S. Army Training and Doctrine Command and at least 13 other military bases and installations. Civilian government activities in the region include research and development at NASA Langley Research Center and the Thomas Jefferson National Accelerator Facility. Government workers totaled approximately 162,800 as of August 2012, or approximately 22.0% of the total employment base—approximately 133% of the national average. In addition to direct economic output and employment, locally based private contractors, universities and ancillary support industries are integral to the various military and civilian government operations, with employees dispersed across several industry sectors. Furthermore, because such a large portion of the regional economy is driven by military and associated activity, which is less sensitive to broader economic cycles, the military presence in the Hampton Roads metropolitan area works as a stabilizer to mitigate volatility elsewhere in the regional economy.

The naturally deep-water, ice-free harbor also drives a large portion of economic activity in the area. The Port of Virginia operates several facilities, including three marine terminals, an inland intermodal facility with rail service by Norfolk Southern and CSX, and the Virginia Inland Port. Containerized shipments through the Port of Virginia totaled approximately 1.9 million twenty-foot equivalent units (“TEUs”) in 2011 and approximately 347,600 short tons of breakbulk cargo, or 15.6 million combined short tons. Containerized traffic TEUs, which represented approximately 12.1% of the total U.S. East Coast container shipments, ranking the Port of Virginia as the third largest for containerized shipments on the Eastern Seaboard, behind New York/New Jersey and Savannah, and the eighth largest nationally. According to RCG, the port is expected to be a major beneficiary of the Panama Canal expansion, which is expected to be completed in 2015 and which the U.S. Army Corps of Engineers expects will double the canal’s traffic capacity. According to RCG, the Port Authority of Virginia expects that 20% to 25% of existing West Coast U.S. containerized cargo operation will be shifted to East Coast ports upon completion of the expansion of the Panama Canal. Port Authority of Virginia officials expect 20% of this additional East Coast U.S. traffic will be routed to the Port of Virginia facilities. According to RCG, this would result in containerized cargo shipments through the Port of Virginia increasing between 43% and 54% compared to 2011, substantially increasing the Port of Virginia’s market share among competing U.S. ports. Additionally, the high concentrations of shipping and military activity support a large shipbuilding industry in Hampton Roads, including Huntington Ingalls Industries, a spin-off of two shipbuilding units of Northrop Grumman, which operates the world’s largest shipyard servicing, among others, U.S. Navy ships.

The Hampton Roads region is home to a significant number of higher-education institutions, including the College of William and Mary, Old Dominion University, Eastern Virginia Medical School and the National Institute of Aerospace, a consortium of eight member universities that conducts aerospace and atmospheric research in support of NASA’s mission. In addition, several of the area’s largest employers are health-care services providers, including Sentara Healthcare, Riverside Health System, Bon Secours Hampton Roads Health System and Chesapeake Regional Medical Center.

The professional and business services sector, which accounts for the largest share of office-using employment in Hampton Roads, includes legal services, consulting, accounting, as well as several subsectors of technology industries. Professional services firms are attracted to Hampton Roads based on the cluster of large corporate firms that are headquartered or maintain bases of operations in the region, including Amerigroup, Canon Virginia, Dollar Tree, Geico, Northrop Grumman, Norfolk Southern, Smithfield Foods and STIHL. Defense contractors involved in high-tech research and development, like those in the emerging modeling and simulation cluster, are also categorized within the professional and business services sector.

Hampton Roads also has a thriving tourism industry. Drawn by a variety of outdoor, historical and cultural attractions, approximately 5.5 million people visit Virginia Beach for overnight trips each year, and annual visitor spending totaled approximately $1.13 billion in 2010, according to the Virginia Beach Convention and Visitors Bureau. The area contains approximately 12,000 hotel rooms in addition to other lodging options, such as campsites and vacation rental homes.

RCG forecasts continuing recovery for the Hampton Roads economy in the near term. Following two years of flat-to-slow growth, RCG projects overall employment growth of approximately 1.4% in 2012 compared to approximately 0.2% in 2011, followed by approximately 1.2% growth in 2013. In addition, RCG projects net job creation in the Hampton Roads metropolitan area of approximately 50,100 jobs through 2016, an average annual growth rate of approximately 1.3% with unemployment decreasing to approximately 4.8%, compared to national estimates of approximately 6.8%, as shown in the tables below.

Hampton Roads Office Market

The Hampton Roads office market contains approximately 47.6 million square feet of multi-tenant office space spread throughout the metropolitan area (including approximately 42.4 million square feet located outside the Norfolk central business district, or CBD), which is comparable to the Charlotte, North Carolina market in terms of total square footage. Low labor costs and a favorable regulatory environment, including business-friendly tax code and labor laws, attract traditional office-using industries (finance, insurance and professional services), corporate firms, as well as military and government agencies. More than 30 Fortune 500 companies maintain a presence in the Hampton Roads metropolitan area, according to the Hampton Roads Economic Development Alliance, including four that selected the region for their corporate headquarters.

RCG projects cumulative office employment growth of approximately 9.4% from August 2012 through 2016, representing an expected net creation of approximately 13,000 office-using positions. In addition to the cyclical bounce-back in demand in traditional office-using industries, the large military and government presence—much of which is mission-critical operations and training and research facilities—creates a significant and stable source of demand in the market. The mission-critical nature of the government and military operations are expected to insulate the economy and office market in Hampton Roads from demand shocks.

RCG believes that significantly less new construction will be delivered through the five-year period ending December 31, 2016 relative to the five-year period ended December 31, 2011. Including 2012, RCG forecasts a total of approximately 1.2 million square feet of new space to come online through 2016, of which approximately 317,700 square feet are currently under construction. By comparison, approximately 3.4 million square feet of office space was delivered during the five years ended December 31, 2011.

Based on a favorable supply and demand outlook, RCG projects the vacancy rate of the region’s office space to decrease approximately 3.5 percentage points to approximately 8.6% by the end of 2016 with suburban office space decreasing approximately 3.3 percentage points to approximately 8.1% by 2016. During the forecast period, RCG anticipates that Class-A asking rents will steadily increase as a result of stronger demand and tightening supply.

Hampton Roads Retail Market

The Hampton Roads retail market consists of approximately 101.5 million square feet of space. In the short term, RCG predicts that an expected bounce-back in job growth and rising home values will fuel an increase in consumer spending and retail demand. Through 2016, RCG projects a cumulative population growth of approximately 3.6%, payroll growth of approximately 6.8% and a per capita income growth of approximately 15.0%. The pace of new supply coming online in the Hampton Roads retail market slowed considerably following 2009, with approximately 253,000 square feet and approximately 552,000 square feet of new space delivered in 2010 and 2011, respectively, down from an average of approximately 1.5 million square feet per year from 2007 to 2009. According to RCG, growth in demand for retail space is expected to continue to outpace new supply of retail space through 2016, as shown in the chart below.

Based on a favorable supply and demand outlook, RCG projects the retail vacancy rate to decrease 1.4 percentage points to 5.2% by year-end 2016, which is comparable to 2006 and 2007 vacancy rates. RCG projects an approximately 11.1% cumulative increase in rent per square foot from 2012 through 2016.

Hampton Roads Apartment Market

The Hampton Roads metropolitan area contained approximately 234,000 renter households at year-end 2011, which represented a larger proportion of total households than the Commonwealth of Virginia and the United States as a whole, likely attributable to its heavy concentration of military activity.

Population growth and household creation, particularly among the prime renting age group of 15 to 34, were and continue to be fundamental drivers of apartment demand. According to RCG, the Hampton Roads population aged 15 to 34 grew at a compound annual growth rate of approximately 0.6% in the nine years ended December 31, 2011, compared with an annual decline of approximately 0.2% nationally.

Approximately 37.7% of Hampton Roads households were renters as in 2011, up from approximately 20.3% in 2003, a level that exceeds that of both the Commonwealth of Virginia and the United States as shown in the table below.

RCG expects favorable supply and demand drivers to strengthen operating conditions in the Hampton Roads rental apartment market through the near- and medium-term. Expected expansion in the local economy and structural demographic trends such as the maturation of the echo boom population, combined with the large military presence in Hampton Roads, are expected to continue to have a net positive impact on overall apartment demand. Although new development and construction is likely to accelerate through the near term in response to growing demand and tighter supply conditions, RCG projects that new supply will not outpace demand through 2016.

RCG forecasts that the multifamily vacancy rate in Hampton Roads will decrease from approximately 5.8% at year-end 2011 to approximately 4.4% by year-end 2016. Tightening supply and growing demand through the forecasted period is expected to provide landlords with improved pricing power on rents, through scaling back of concessions and increases in asking rents. Average monthly rent increased by approximately 0.8% during the first half of 2012 and RCG forecasts vacancy rates to decline and rents to grow through the end of 2016, as shown in the charts below.

Raleigh-Durham

Raleigh-Durham spans two metropolitan statistical areas, the Raleigh-Cary, North Carolina MSA and the Durham-Chapel Hill, North Carolina MSA, and encompasses seven counties, including two anchor cities—Raleigh and Durham—and two primary towns—Cary and Chapel Hill. Combined, the MSAs are known as the Triangle or the Research Triangle Park (RTP), an internationally renowned center for life sciences and technology, research and development. Based on data compiled by RCG, the region’s annual economic output was measured at approximately $95.3 billion in nominal terms in 2010, or approximately 22.4% of the gross state product of North Carolina for that year. Along with the local life sciences and technology clusters, preeminent research universities educate young professional talent, attracting employers to the area.

Together, the Raleigh and Durham MSAs were home to approximately 1.69 million residents as of year-end 2011, which represented 17.5% of the population of the state of North Carolina. However, because of the considerable number of college students in Raleigh-Durham, an appreciable number of whom are dependents of people living outside of the region, the population figure likely understates the local population. The Triangle Business Journal estimates that college students accounted for approximately 11% of the Triangle’s population in 2011.

Our initial portfolio includes one retail property in the Raleigh-Durham metropolitan area, which generated 6.2% of our initial portfolio’s total annualized base rent, as of December 31, 2012.

The Raleigh-Durham Economy

Economic activity in the Raleigh-Durham region is driven by several key sectors, including professional and business services primarily comprised of life sciences and high technology, educational and health services, leisure and hospitality and retail. Raleigh is the capital of North Carolina.

Created in 1959 by a group of state and local governments, universities and business interests, the RTP currently comprises nearly 7,000 acres and features state-of-the-art research facilities and well-developed infrastructure. Integrating private firms and local universities, the RTP has become a primary source of economic activity in the Raleigh-Durham region. More than 170 firms from a broad spectrum of life sciences, technology and engineering industries have a presence in the RTP, including IBM, Cisco, SAS, NetApp and GlaxoSmithKline.

The Raleigh-Durham region is home to a number of prominent higher-education institutions, including Duke University, University of North Carolina-Chapel Hill and North Carolina State University. The educational and health services sector employment base includes payroll employees working at the private colleges and universities in the region, and includes private-sector health-care providers. In addition, with several prominent hospitals and health-care facilities, Raleigh-Durham attracts patients from throughout the region and elsewhere in the United States. According to RCG, demand for both education and health-care services should increase rapidly through the medium-term, driving an expansion in payrolls in the educational and health services sector at a rate that exceeds overall employment growth.

RCG forecasts a continuing recovery for the Raleigh-Durham economy in the near-term with employment growth steadily expanding. Following two years of slow to moderate growth, RCG projects employment growth of approximately 3.0% in 2012, followed by approximately 1.9% average annual growth between 2013 and 2016.

The Raleigh-Durham unemployment rate historically has been lower than the national average, and RCG projects employment growth of approximately 72,200 jobs through year-end 2016, an average annual rate of approximately 1.9%, with unemployment decreasing to approximately 5.3%, compared to national estimates of approximately 6.8%, as shown in the table below.

Raleigh-Durham Office Market

The Raleigh-Durham office market contains approximately 45.0 million square feet of multi-tenant office space spread throughout the metropolitan area (including approximately 41.0 million square feet located outside the Raleigh CBD). The Raleigh-Durham office tenant base is comprised of diverse industries, including government and the financial, insurance, real estate and legal industries. Additionally, life sciences and technology firms require a mix of specialized research and development space as well as conventional office space, and the recent discovery of high-quality natural gas reserves in the area has also contributed to demand for office space. Several multi-national firms have a large presence in Raleigh-Durham, including IBM Corporation, which maintains its second-largest operations center in the region, GlaxoSmithKline, which maintains its U.S. headquarters in the RTP, and Cisco Systems, which employs more than 3,800 people in the region. RCG projects a cumulative office employment growth of 10.5% from August 2012 through 2016, representing an expected net creation of approximately 20,000 office-using positions.

According to RCG, significantly less new office construction will be delivered through the five-year period ending 2016 relative to the five-year period ended December 31, 2011. Including 2012 deliveries, RCG forecasts a total of approximately 2.8 million square feet of new office supply to come online through year-end 2016. Notably, between 2013 and 2016, the cumulative volume of projected new office space should be on par with the amount of space delivered in 2008 alone, according to RCG.

Based on a favorable supply and demand outlook, RCG projects the vacancy rate of the region’s office space to decrease approximately 2.4 percentage points to approximately 15.0% by year-end 2016 with the average Class-A rent projected to increase by an annual average of approximately 2.9%. Along with expected growth in traditional office-using industries, strong growth in the life sciences and technology industries and further expansion of the burgeoning regional energy industry is expected to drive demand for quality space, reduce concessions and boost asking rents.

Raleigh-Durham Retail Market

The Raleigh-Durham retail market consists of approximately 40.9 million square feet of space. In the short term, RCG predicts that strong job creation, income growth and an improving for-sale housing market will fuel increased consumer spending and demand for retail space. Through 2016, RCG projects average annual population growth of approximately 3.3%, an aggregate of approximately 72,000 new jobs created and per capita income growth of 12.0%

RCG expects growth in the supply of retail space to be restrained through 2016 as many regional banks, historically the primary underwriters of construction loans, are expected to maintain conservative underwriting standards through the medium term. Although RCG predicts that deliveries of new retail space will increase in each year through 2016, annual deliveries are expected to average approximately 600,000 square feet per year from 2012 through 2016, significantly less than the pre-recession average of approximately 1.5 million square feet per year between 2001 and 2009.

Based on favorable projected supply and demand and demographic factors, RCG projects the vacancy rate will decrease by 1.2 percentage points to approximately 6.7%, on par with the historical average of approximately 7.0% between 2001 and 2011. RCG projects that demand for retail space and a falling vacancy rate should enable retail landlords to increase rents through the medium term, which is forecast to result in an approximately 14.9% cumulative increase in rent per square foot from 2012 through 2016.

Raleigh-Durham Apartment Market

Together, the Raleigh and Durham MSAs contained approximately 221,000 renter households at year-end 2011. The proportion of renter households to total households in Raleigh-Durham slightly exceeded that of the state of North Carolina, likely due to the higher concentration in Raleigh-Durham of residents between the ages of 15 and 34 years, a demographic that historically has accounted for a significant portion of demand for rental housing.

The high concentration of college students in the region, and the preference for rental housing among that demographic group, contributes to the high proportion of renter households in Raleigh-Durham and drives demand for local apartments. Job creation and population growth, particularly among the prime renter demographic group, also were and continue to be fundamental drivers of apartment demand. The Raleigh-Durham population aged 15 to 34 grew at a compound annual growth rate of approximately 2.1% in the eight-year period ended 2011, compared with an annual decline of approximately 0.2% at the national level during that period.

Approximately 33.3% of Raleigh-Durham households were renters as of year-end 2011, up from 28.6% in 2005 but down from approximately 34.3% in 2009. The rentership rate for the region was in-line with that of the overall United States and slightly exceeds the approximately 31.7% rentership rate in the State of North Carolina.

According to RCG, the Raleigh-Durham apartment market is improving along with the recovery of the local economy, and robust job creation has increased demand for apartments. Following the recessionary period from 2007 to 2009, the supply of new rental housing was constrained, with the volume of new building permits approaching historical lows in 2009 and 2010 but rebounding sharply in 2012. RCG predicts that permit filings should decrease substantially in 2013 before increasing to an average of approximately 3,600 per year between 2014 and 2016. Moreover, RCG forecasts that annual permit filings during the five-year period ending 2016 will remain significantly less than the pre-recession peak of approximately 6,900 filings in 1999, and will be on par with the historical, pre-recession average of approximately 3,700 filings per year between 1990 and 2008.

With expected increased demand for apartments and new supply expected to slightly lag demand, RCG forecasts the vacancy rate to decrease from approximately 4.5% during the second quarter of 2012 to approximately 3.9% at year-end 2016. A dwindling supply of available units and increasing demand in the forecasted period is expected to allow landlords to command higher rents. In addition, RCG forecasts the average monthly rent to grow at year-over-year rates of approximately 4.3% and 4.5% in 2013 and 2014, respectively, as shown in the charts below.

Richmond

The Richmond, Virginia metropolitan statistical area is located in the central Virginia and is made up of sixteen counties as well as the four independent cities of Richmond, Colonial Heights, Hopewell and Petersburg. The Richmond MSA straddles the James River and is located approximately 100 miles south of Washington, D.C. and 90 miles northwest of the Hampton Roads metropolitan area. According to RCG, in 2010 the region’s annual nominal economic output totaled approximately $64.3 billion, or approximately 15.3% of the gross state product of Virginia. Richmond is the capital of Virginia and is home to the United States Court of Appeals for the Fourth Circuit and the Federal Reserve Bank of Richmond, causing the area to have a high concentration of federal, state and local government agencies as well as a large number of firms in the legal and finance industries.

The Richmond MSA was home to approximately 1.27 million residents as of year-end 2011, which comprised approximately 15.7% of the total population of Virginia. Richmond avoided severe job losses during the recent recessionary period due to the concentration of jobs in the government, education and technology sectors.

Our initial portfolio includes one office property in the Richmond metropolitan area, which generated 12.7% of our initial portfolio’s total annualized base rent as of December 31, 2012.

The Richmond Economy

Economic activity in the Richmond region is driven by several key sectors, including government, financial and legal services, healthcare and higher education.

Government. As the capital of the Commonwealth of Virginia and the location of the United States Court of Appeals for the Fourth Circuit and the Federal Reserve Bank of Richmond, the Richmond region has a high concentration of federal, state and local government employees. As of August 2012, government was the largest employment sector and accounted for approximately 18.4% of the region’s total labor force.

Legal and financial services. The presence of the Federal Reserve and the Fourth Circuit Court of Appeals has contributed to Richmond being a legal and financial center serving Maryland, Virginia, West Virginia, North Carolina, South Carolina and the District of Columbia. The Richmond region is home to four of the largest law firms in the United States, and Fortune 500 Financial Services companies headquartered in Richmond include Genworth Financial and Markel. Richmond’s largest employers include financial services companies, such as CapitalOne, Suntrust Bank, Wells Fargo and Bank of America.

Health care. The Richmond area has been designated a Prime Medical Center by the American Medical Association, a designation reserved for areas where residents have local access to nearly all of the services available in modern medicine. The region is home to 21 hospitals, comprising approximately 5,600 patient beds and more than 3,500 physicians. The Virginia Commonwealth University (VCU) Medical Center in downtown Richmond is the fourth-largest medical center in the United States and a leader in research and education. The prominence of Richmond’s health-care system is expected to continue to attract health-care workers and students to the educational institutions that train individuals for these careers and further feed the health-care services employment base.

Higher education. Richmond is home to several universities, the largest being VCU with 31,900 students enrolled as of the fall of 2011, followed by Virginia State University and the University of Richmond with 5,890 and 4,349 students, respectively. The region’s 30 colleges, universities, and technical and vocational schools provide education and training for the business, engineering, law and medical industries, as well as numerous other fields.

According to RCG, Richmond’s economy is expected to continue to recover at a relatively strong pace. Of the jobs that were lost in Richmond during the recessionary period from 2007 to 2009, approximately 60% were regained through August 2012, compared with the approximately 46% regained by the United States overall. RCG projects that overall employment growth will continue strengthening through year-end 2012, with a year-over-year payroll increase of approximately 1.9%.

RCG projects net job creation of approximately 47,000 jobs through 2016, an average annual growth rate of approximately 1.5% with unemployment decreasing to approximately 4.6%, compared to national estimates of approximately 6.8% , as shown in the tables below . New job growth is expected to be concentrated in three sectors—educational and health services, professional and business services and trade.

Richmond Office Market

The Richmond metropolitan area’s office market currently totals approximately 58.7 million square feet (including approximately 47.9 million square feet located outside the Richmond CBD), which is larger than other markets in the region, such as Hampton Roads, Raleigh-Durham and Charlotte. Richmond’s local business incentives, steady supply of a well-educated workforce provided by its institutions of higher education and low labor costs make the area an attractive destination for employers from diverse industries. Ten Fortune 1000 companies, five of which are Fortune 500 companies, were headquartered in Richmond, ranking the metro area 17th among U.S. metro areas. The Fortune 500 companies headquartered in Richmond span a diverse range of industries and include Altria Group, Dominion Resources, Genworth Financial, CarMax, Owens and Minor, and MeadWestvaco.

RCG projects cumulative office employment growth of 7.9% from August 2012 through 2016, representing the net creation of approximately 11,800 office-using positions. The ongoing rebound and strengthening of Richmond’s economy is expected to increase the demand from traditional office-using industries. While year-to-date leasing activity in the third quarter of 2012 was less than the level recorded during the same period in 2011, growth was still positive due to strong projected employment growth and low levels of new office construction in the near term. Although proposed government budget cuts pose a potential risk to government jobs, RCG predicts that most job cuts will likely not be in the agencies with a strong presence in Richmond.

According to RCG, significantly less new office construction will be delivered through the five-year period ending 2016 relative to the five-year period ended 2011. RCG projects a total of approximately 880,000 square feet of new office space to come online in the four years ending in 2016, which collectively represents less than the amount of new office space delivered in 2007 alone.

Based on a favorable supply and demand outlook, RCG projects the vacancy rate of the region’s office space will decrease approximately 1.8 percentage points to approximately 8.4% by year-end 2016, with the greatest reduction in vacant space forecasted to be in Richmond’s CBD. RCG projects the vacancy rate in downtown Richmond to decrease by a total of approximately 3.2 percentage points to approximately 11.5% by year-end 2016, with the average Class-A market rent projected to increase by an annual average of approximately 2.8%. As market conditions continue to improve and concessions are scaled back, RCG believes growth in effective rents may exceed average market rent growth.

Richmond Retail Market

Richmond’s retail market consists of approximately 80 million square feet of space. RCG expects Richmond’s retail market to improve as a result of employment growth, rising home values and increasing population, which RCG expects will bolster consumer spending and retail demand. Through 2016, RCG projects cumulative population growth of 6.0%, net job creation resulting in a payroll growth of 7.7%, and a per capita income growth of approximately 14.7%.

The Richmond retail market is also expected to benefit from a favorable supply and demand profile. Just under 263,000 square feet of retail space was delivered in 2010, but construction levels began increasing in 2011. Deliveries are forecasted by RCG to reach 1.2 million square feet in 2016, which represents a significant increase from the current level of construction, but less than the levels of new retail space delivered during 2008 and 2009 as shown in the chart below.

Based on a positive supply and demand outlook, RCG projects the vacancy rate to decrease by 0.9 percentage points to approximately 5.9% by year-end 2016. In addition, in response to the tightening market and dwindling available supply, RCG projects an approximately 14.4% cumulative increase in rent per square foot from the third quarter of 2012 through 2016.

Richmond Apartment Market

The Richmond metropolitan area contained approximately 166,600 renter households at year-end 2011, which accounted for a larger portion of the total households than in the Commonwealth of Virginia and in the United States as a whole. During the recessionary period from 2007 to 2009, many residents in the prime renting age group of 15 to 34 moved in with family or friends resulting in a decline in the rentership rate from 2007 to 2009.

According to RCG, as the economy recovered and hiring picked up, the rentership rate increased in 2010 and 2011 as households uncoupled. As of year-end 2011, approximately 34.7% percent of Richmond households were renters, up from approximately 27.8% in 2009. Additionally, between 1995 and 2011, the growth of Richmond’s total population, as well as the population aged 15 to 34 years, outpaced that of the rest of the nation, contributing to this higher proportion of renters.

RCG expects favorable supply and demand drivers to strengthen operating conditions in the Richmond apartment rental market through near and medium term. On the demand side, employment growth and positive demographic trends should sustain demand for rental units throughout the forecast period. New supply of apartment units, which is gauged by the level of permitting activity, is expected to accelerate in the near term in response to strong rental-market fundamentals and the limited availability of units.

RCG forecasts the vacancy rate to decrease from approximately 6.0% at year-end 2011 to approximately 4.5% by year-end 2016 as demand outpaces increases in supply. The average monthly rent increased by approximately 1.8% during the first half of 2012, and RCG forecasts rents to grow at year-over-year rates of approximately 3.9% and approximately 3.7% in 2013 and 2014, respectively.

BUSINESS AND PROPERTIES

Overview

We are a full service real estate company with extensive experience developing, building, owning and managing high-quality, institutional-grade office, retail and multifamily properties in attractive markets throughout the Mid-Atlantic United States. Upon completion of this offering and the formation transactions, we intend to elect to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes. Our initial portfolio consists of properties in various markets in Virginia and North Carolina. We intend to develop office, retail and multifamily properties in the broader Mid-Atlantic region, including, among other cities, Washington, D.C. and Baltimore, Maryland. In this prospectus, we refer to cities in the Mid-Atlantic region as our target markets. We believe our experience, strategic focus on the Mid-Atlantic region and multi-sector portfolio strategy positions us to compete as a leading commercial real estate owner, operator and developer in our target markets. In addition to developing and building properties for our own account, we also provide general construction and development services to third-party clients throughout the Southeastern and Mid-Atlantic regions of the United States.

We were formed as a Maryland corporation in October 2012 to succeed to the business of Armada Hoffler, a privately owned real estate business founded in 1979. Upon completion of this offering and the related formation transactions, our initial portfolio will consist of the following properties:

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Office: Seven properties consisting of approximately 1.0 million net rentable square feet, which were approximately 94.1% leased and constituted approximately 43.2% of the total annualized base rent of our initial portfolio as of December 31, 2012.

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Retail: Fifteen properties consisting of approximately 1.1 million net rentable square feet, which were approximately 93.9% leased and constituted approximately 37.5% of the total annualized base rent of our initial portfolio as of December 31, 2012.

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Multifamily: Two properties consisting of 626 apartment units, which were approximately 94.9% leased and constituted approximately 19.3% of the total annualized base rent of our initial portfolio as of December 31, 2012.

In addition to our initial portfolio described above, prior to the closing of this offering we will enter into a purchase agreement to acquire the Apprentice School Apartments, a 197-unit multifamily property located in Newport News, Virginia upon satisfaction of certain conditions, including completion of construction of all three components of the Apprentice School project, which is currently expected to occur in November 2013. Upon completion of this offering and the formation transactions, we also will succeed to Armada Hoffler’s development pipeline, which consists of two office properties, two retail properties and two multifamily properties in various stages of development, which we refer to in this prospectus as our identified development pipeline. Based on current development plans and agreements, we expect that the projects in our identified development pipeline will consist of a total of approximately 290,000 square feet of office space, 90,000 square feet of retail space and 491 apartment units. Prior to the completion of this offering, we will also enter into agreements providing us options to purchase nine parcels of developable land from certain of our executive officers and their affiliates.

We develop and build properties for our own account and through joint ventures between us and unaffiliated partners. We also provide general contracting services to third parties. Our construction and development experience includes mid- and high-rise office buildings, retail strip malls and retail power centers, multifamily apartment communities, hotels and conference centers, single- and multi-tenant industrial, distribution and manufacturing facilities, educational, medical and special purpose facilities, government projects, parking garages and mixed-use town centers. Our third-party construction contracts have included signature properties across the Mid-Atlantic states, including the Inner Harbor East development in Baltimore, Maryland, the Mandarin Oriental Hotel in Washington, D.C., and a $50 million proton therapy institute for Hampton University in Hampton, Virginia. Our construction company is consistently ranked among the “Top 400 General Contractors” nationwide by Engineering News Record and among the “Top 50 Retail Contractors” by Shopping Center World. As part of our formation transactions, we expect to acquire construction contracts from Armada Hoffler for four on-going projects and will assume all of Armada Hoffler’s ongoing obligations under those contracts.

In addition to our general expertise and extensive experience in developing, building and owning high-quality commercial properties, we believe that we have particular expertise and a well-established track record forming partnerships between and among public and private entities to develop, construct and own high-quality, institutional-grade properties. Daniel A. Hoffler, our Executive Chairman, has over 33 years of experience in the commercial real estate industry in our target markets. In addition to Mr. Hoffler, our highly experienced management team includes, among others:

Name	Title
Louis S. Haddad	President and Chief Executive Officer
Anthony P. Nero	President of Development
Eric E. Apperson	President of Construction
Shelly R. Hampton	President of Asset Management
Michael P. O’Hara	Chief Financial Officer and Treasurer
John C. Davis	Executive Vice President of Construction
Alan R. Hunt	Executive Vice President of Construction
W. Christopher Harvey	Executive Vice President of Construction/Business Development
Eric L. Smith	Vice President of Operations and Secretary

Our Competitive Strengths

We believe the following competitive strengths distinguish us from many of our competitors:

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Seasoned, Committed and Aligned Senior Management Team with a Proven Track Record.  Our senior management team, led by Daniel Hoffler, Louis Haddad and Russell Kirk, has extensive experience developing, constructing, owning, operating, renovating and financing institutional-grade office, retail, multifamily and hotel properties in the Mid-Atlantic region. Our senior management team and our other real estate professionals have in-depth knowledge of our properties and target markets, as well as substantial expertise in all aspects of asset and property management, marketing, redevelopment, leasing, facility engineering and financing. Since inception, Armada Hoffler has developed in excess of $1.4 billion of properties, including all but one of the properties in our initial portfolio. Upon completion of this offering and the related formation transactions, our executive officers and directors collectively will own approximately % of our company on a fully diluted basis, which we believe will align their interests with those of our stockholders.

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High-Quality, Diversified Portfolio.  Our initial portfolio consists of institutional-grade, premier office, retail and multifamily properties located in Virginia and North Carolina. Our properties are generally in the top tier of commercial properties in their markets and offer Class-A amenities and finishes. Our properties have an average age of 11.4 years, and were, with one exception, built by us. We believe that we have maintained our properties to the highest standards and that the quality and location of our properties, together with our active asset management strategies, have resulted in our properties achieving and maintaining competitive rents and occupancy levels relative to competitive properties, including during the recent recessionary period of 2007 to 2009 and subsequent weak recovery. For example, when occupancy rates on our stabilized office and retail portfolios reached post-2007 lows of 92.4% in 2011 and 93.4% in 2011, respectively, the U.S. occupancy rates were 83.3% and 91.2%, respectively, for the comparable periods, according to RCG. Additionally, in 2010, when the U.S. office and retail occupancy rates reached post-2007 lows of 82.1% and 91.2%, respectively, the comparable occupancy rates on our stabilized office and retail portfolios were 96.0% and 93.4%, respectively. For example, the Armada Hoffler Tower in Virginia Beach, Virginia and the Richmond Tower in Richmond, Virginia were built in 2002 and 2010, respectively, and have average annualized base rents per leased square foot of $27.73 and $41.84, respectively, which we believe represents 33.7% and 67.7% premiums to the average annualized base rents in their respective markets, based on data from RCG. Similarly, the retail properties located in the

Virginia Beach Town Center, which represent 30.1% of the total annualized base rent of our retail portfolio as of December 31, 2012, were built from 2002 to 2008 and have an average annualized base rent per leased square foot of $21.94, collectively, which represents an approximate premium of 64.2% to the average annualized base rent in the market, based on data from RCG.

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Strategic Focus on Attractive Mid-Atlantic Markets.  We focus our activities in our target markets in the Mid-Atlantic region of the United States that demonstrate attractive fundamentals driven by favorable supply and demand characteristics and limited competition from other large, well-capitalized operators. Our properties in the Hampton Roads, Raleigh-Durham and Richmond MSAs comprised 73.9%, 6.2% and 12.7%, respectively, of our total annualized base rent as of December 31. The Hampton Roads, Raleigh-Durham and Richmond MSAs are the 37th, 48th, and 45th largest metropolitan areas in the United States, respectively. The Hampton Roads MSA region, in which properties providing 73.9% of the annualized rent from our initial portfolio are located, had an unemployment rate of 6.4% as of August, 2012 as compared to unemployment rates of 8.3%, 8.2% and 8.1% in the top 10, top 25 and top 50 MSAs, respectively and the U.S. national rate of 7.8%. Additionally, RCG forecasts that Hampton Roads, Raleigh-Durham and Richmond will experience a reduction in their unemployment rates by 2016 to 4.8%, 5.3% and 4.6%, respectively, compared to the forecasted national average of 6.8%. According to RCG, many of our target markets enjoy high concentrations of employers in industry sectors that historically have been resistant to recession, including military, state government, higher education and healthcare. Furthermore, RCG projects steady population growth in all of the markets in which the properties in our initial portfolio are located. We believe that our longstanding presence in our target markets provides us with significant advantages in sourcing and executing development opportunities, identifying and mitigating potential risks and negotiating attractive pricing.

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Extensive Experience with Construction and Development.  Since 1982, Armada Hoffler has provided third-party general contracting services through both design/build and design/bid/build delivery methods with a commitment to delivering a quality project on schedule and within the established budget. Most of our third-party construction work is pursuant to negotiated contracts, many of which result from long term relationships. A majority of our construction and development projects for third parties are undertaken pursuant to negotiated contracts rather than through a “hard bid” process. A substantial portion of our third-party construction work is repeat business or referrals, which we believe demonstrates the quality of our construction work and our commitment to building long-term relationships with our third-party clients. Our development, design and construction experience includes office buildings; retail strip and power centers; multifamily apartment communities; hotels and conference centers; single- and multi-tenant housing; industrial, distribution and manufacturing properties; educational, medical and special purpose facilities; government projects; parking garages and mixed-use town centers. Our platform consists of development, construction and asset management capabilities, which comprise an integrated delivery system for every project that we build for our own account or for third-party clients. This integrated approach provides a single source of accountability for design and construction, simplifies coordination and communication among the relevant stakeholders in each project and provides us valuable insight from an operational perspective. In addition to building 23 of the 24 properties in our initial portfolio, we have had a lead role in the following construction and development projects for third party clients:

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Inner Harbor East, Baltimore MD:  Harbor East is a $1.7 billion, mixed-use waterfront project covering more than eight blocks adjacent to Baltimore’s Inner Harbor and Little Italy. Harbor East is anchored by luxury hotels, including a Four Seasons Hotel & Residences and a Marriott, the Legg Mason office tower and other Class-A office space, entertainment venues, multiple upscale residential properties and a marina. In the aggregate, Harbor East consists of approximately 160,000 square feet of retail space, 1,275,000 square feet of office space, 596 multifamily units and 1,354 hotel rooms. We served as general contractor on all aspects of the project other than the marina.

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The Mandarin Oriental Hotel, Washington, D.C.:  The Washington, D.C. Mandarin Oriental is a five-star, 400-room luxury hotel overlooking the Potomac River Tidal Basin, Washington Monument and Jefferson Memorial, which was completed in 2004 for approximately $144 million. The hotel’s amenities include fifty luxury suites and a fully-appointed Presidential Suite, approximately 38,000 square feet of conference/banquet space, three dining facilities, a private concierge lounge, health spa and fitness center and an approximately 96,000 square foot parking structure.

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The Embassy of Sweden/Harbourside, Washington, D.C.:  The Embassy of Sweden and Harbourside comprise a two-building Class-A office and residential complex along the Potomac River and Rock Creek Park in Washington, D.C., which was completed in 2004 for a total cost of approximately $100 million. Harbourside consists of approximately 130,000 square feet of office space and six ultra high-end condominium units. House of Sweden comprises approximately 72,000 square feet and is home to the Embassy of Sweden and the Embassy of Iceland.

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Hampton University Projects, Hampton, VA:  Since the late 1980s, we have been the preferred construction and development partner for Hampton University and have built several facilities for a total cost of approximately $170 million. Significant projects for Hampton University include the Proton Therapy Institute, an approximately $50 million, 99,000 square foot, state-of-the art cancer treatment and research facility which is the largest freestanding proton facility in the world and one of only eight in the U.S.; Hampton University Student Center, an approximately $15 million, 109,000 square foot student center and Hampton University Convocation Center, an approximately $13 million facility.

In addition to the revenue that we generate from our third-party construction and development clients, we believe that being regularly engaged in construction and development projects provides us significant and distinct advantages, including the following:

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Enhanced Market Intelligence:  ongoing, real-time insight into real estate conditions and fundamentals across markets, which allows us to better advise and serve our third-party clients as well as to make better informed investment decisions for our own business.

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Greater Operational Insight:  the opportunity to stay current with best practices and improvements in technology, which we believe translates to higher fees and repeat business from our third-party clients and improves our returns on the projects we undertake for our own account.

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Enhanced Operating Leverage:  increased operating leverage with regard to certain fixed costs and overhead, which reduces our proportionate share of operating overhead costs associated with the development of our own projects.

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“First Look” Access to Development and Ownership Opportunities:  unique access to opportunities to acquire ownership interests in attractive commercial real estate developments through relationships with our third-party construction clients.

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Longstanding Public and Private Relationships.  We have extensive experience with public/private real estate development projects dating back to 1984, having worked with the Commonwealth of Virginia, the State of Georgia and the Kingdom of Sweden, as well as various municipalities, including the City of Virginia Beach and the City of Richmond, the District of Columbia and the City of Baltimore. Our ability to work with governmental authorities to structure new and unique public/private development and financing partnerships has led to our successful completion of 20 public/private development projects in the

Mid-Atlantic region. We believe that, in the current environment of constrained municipal budgets, public/private partnerships are a cost-effective method of creating superior value in what have typically been “public” projects. Through our experience and longstanding relationships with governmental entities such as these, we have learned to successfully navigate the often complex and time-consuming government approval process, which has given us the ability to capture opportunities that we believe many of our competitors are unable to pursue. In addition, we believe that the unique nature of public/private partnerships can create significant barriers to entry to competing properties.

Our Business and Growth Strategies

Our primary business objectives are to (i) continue to develop, build and own institutional-grade office, retail and multifamily properties in our target markets, (ii) finance and operate our portfolio in a manner that increases cash flow and property values, (iii) increase the size and volume of our third-party construction business and (iv) pursue selective acquisition opportunities, particularly when the acquisition involves a significant redevelopment aspect. We will seek to achieve our objectives through the following strategies:

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Complete the Development of our Identified Development Pipeline.  We intend to complete the development of our identified development pipeline of high-quality projects, consisting of two office, two retail and two multifamily projects representing a total of approximately 290,000 square feet of office space, 90,000 square feet of retail space and 491 apartment units. We also intend to acquire the Apprentice School Apartments, a 197-unit multifamily property currently under construction in Newport News, Virginia, upon the satisfaction of certain conditions, including completion of construction of all three components of the Apprentice School project, which is currently expected to occur in November 2013. For a summary of our identified development pipeline, see “—Our Identified Development Pipeline,” below.

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Growth-Oriented Capital Structure.  We intend to use a portion of the net proceeds of this offering to repay approximately $112.8 million of mortgage debt secured by certain properties in our initial portfolio. Going forward, we intend to target a debt to gross total assets ratio of approximately 45.0%, which we believe is in line with that of similar publicly traded REITs. Upon completion of this offering and the formation transactions, we expect to have four properties that will be unencumbered by mortgages, which we intend to use as collateral for an approximately $100 million revolving credit facility, which we expect to contain an accordion feature that will allow us to increase the borrowing capacity under the facility up to $250 million, subject to our satisfaction of certain conditions that we intend to enter into concurrently with or shortly after completion of this offering. We intend to use borrowings initially to fund a portion of the cash consideration payable in connection with the completion of the formation transactions and to repay existing lines of credit and repay certain debt relating ot the projects in our development pipeline. Longer term, we intend to use borrowings under our anticipated credit facility to fund a portion of the completion of our identified development pipeline, for future development and for selective acquisitions. Furthermore, we believe our ability to issue common units in our operating partnership to equity holders of potential acquisition properties will provide us a significant advantage over many of our competitors.

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Pursue a Disciplined, Opportunistic Development and Acquisition Strategy Focused on Office, Retail and Multifamily Properties.  We intend to grow our asset base through continued strategic development of office, retail and multifamily properties, including the projects in our identified development pipeline, and the selective acquisition of high-quality properties that are well-located in their submarkets. In evaluating property investment opportunities, we intend to focus on supply and demand characteristics, management of property specific risks and diversification opportunities to meet our investment objectives and provide attractive risk-adjusted returns. Generally, we expect to commence the construction phase of an office or retail project for our own account only after a substantial portion of the commercial space is pre-leased, and we often undertake development projects with a strategic partner to mitigate risk. Our underwriting process leverages our extensive knowledge of our target markets and includes comprehensive research of submarkets and competing properties, in-depth asset-level and tenant evaluations and extensive quantitative analysis to assess long term growth potential rather than focusing only on near term cash returns. We believe that our relationships with real estate developers, governmental entities, brokers, national and regional lenders, high-quality financially stable tenants and other market participants in our target markets will provide us with access to development and acquisition opportunities before they become known to other real estate investors and developers. We seek to create value by developing properties with a minimum expected market capitalization rate approximately 150 basis points higher than the market capitalization rate we could expect to achieve through acquisition. Furthermore, we believe our construction and development expertise provides a high level of quality control while ensuring that the projects we construct and develop are completed more quickly and at a lower cost than if we engaged a third-party general contractor.

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Pursue New, and Expand Existing, Public/Private Relationships.  We intend to leverage our extensive experience in completing large, complex, mixed-use, public/private projects to establish relationships with new public partners while expanding our relationships with existing public partners. For our own account, we worked with the City of Virginia Beach to develop and construct the transformative Virginia Beach Town Center, which is an on-going project. We are currently working with public and private partners to construct the Newport News Apprentice School of Shipbuilding, a state of the art educational facility. In the current environment of constrained municipal budgets, we believe that public/private partnerships are the most cost-effective method of creating value in what historically have been “public” projects. We believe our experience and expertise in executing these types of projects provide us with a significant competitive advantage in pursuing these often highly complex transactions, and our continuing success with these projects has resulted in repeat business with our public partners.

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Leverage our Development and Construction Platform.  We believe that we have a unique advantage over many of our competitors due to our integrated construction and development business that provides expertise, oversight and a broad array of client-focused services. We intend to continue to conduct and grow our construction business and other third-party services by pursuing new clients and expanding our relationships with existing clients.

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Engage in Disciplined Capital Recycling.  Although we do not have any current plans to dispose of any of the properties in our initial portfolio, we intend to opportunistically divest properties when we believe returns have been maximized and to redeploy the capital into new development, acquisition, repositioning or redevelopment projects that are expected to generate higher potential risk-adjusted returns.

Our Initial Portfolio

Upon completion of this offering and the formation transactions, we will own 24 properties located predominantly in the Hampton Roads, Richmond and Raleigh-Durham markets, consisting of a total of approximately 1.0 million net rentable square feet of office space, 1.1 million net rentable square feet of retail space and 626 multifamily units, which we refer to in this prospectus as our initial portfolio. We built and developed 23 of the 24 properties in our initial portfolio. Our initial portfolio includes ten properties within the Virginia Beach Town Center, a $500 million central business district mixed-use project that we developed in partnership with the City of Virginia Beach, Virginia. In addition, two properties in our identified development pipeline are located within the Virginia Beach Town Center. The Virginia Beach Town Center is a 17-block, on-going, multi-phase development. To date, the City of Virginia Beach has invested nearly $150 million in the Virginia Beach Town Center, which has created a vibrant downtown central business district for Virginia Beach and attracted new tenants both to the city and larger MSA, with 51.0% of tenants being new to Virginia Beach and 34.4% of tenants being new to the larger Hampton Roads market.

The following table presents an overview of our initial portfolio as of December 31, 2012. As described in the notes to the table below, we occupy space in the Armada Hoffler Tower, Oyster Point and the 249 Central Park Retail properties. The rent and square footage for such space are reflected in the table below, but the rent paid by us is eliminated in consolidation in the financial statements and other financial statement information herein.

Property	Location	Year Built	Net Rentable Square Feet(1)		% Leased(2)	Annualized Base Rent(3)	Annualized Base Rent per Leased Square Foot(3)		Average Net Effective Annual Base Rent per Leased Square Foot(4)
Office Properties
Armada Hoffler Tower(5)	Virginia Beach, VA	2002	327,123		98.3%	$8,652,192	$26.90		$27.73
One Columbus	Virginia Beach, VA	1984	129,424		94.7	2,697,265	22.01		24.61
Two Columbus	Virginia Beach, VA	2009	109,512		80.3	2,134,392	24.26		24.60
Virginia Natural Gas(6)	Virginia Beach, VA	2010	31,000		100.0	568,230	18.33		20.17
Richmond Tower	Richmond, VA	2010	206,969		98.0	6,911,970	34.08		41.84
Oyster Point(7)	Newport News, VA	1989	100,214		81.5	1,700,444	20.81		20.73
Sentara Williamsburg(6)	Williamsburg, VA	2008	49,200		100.0	914,628	18.59		20.50

Subtotal/Weighted Average Office Properties(8)			953,442		94.1%	$23,579,121	$26.29		$28.89

Retail Properties Not Subject to Ground Lease
Bermuda Crossroads	Chester, VA	2001	111,566		93.6%	$1,426,057	$13.65		$12.92
Broad Creek Shopping Center	Norfolk, VA	1997-2001	227,750		95.5	2,895,024	13.31		11.81
Courthouse 7-Eleven	Virginia Beach, VA	2011	3,177		100.0	125,000	39.35		43.81
Gainsborough Square	Chesapeake, VA	1999	88,862		93.0	1,280,905	15.50		15.36
Hanbury Village	Chesapeake, VA	2006-2009	61,049		84.7	1,332,563	25.76		25.60
North Point Center	Durham, NC	1998-2009	215,699		91.1	2,324,762	11.84		11.30
Parkway Marketplace	Virginia Beach, VA	1998	37,804		100.0	753,568	19.93		19.97
Harrisonburg Regal	Harrisonburg, VA	1999	49,000		100.0	683,550	13.95		13.95
Dick’s at Town Center	Virginia Beach, VA	2002	100,804		91.4	908,460	9.86		8.30
249 Central Park Retail(9)	Virginia Beach, VA	2004	92,515		98.7	2,511,180	27.50		27.09
Studio 56 Retail	Virginia Beach, VA	2007	11,600		84.8	333,400	33.91		37.15
Commerce Street Retail	Virginia Beach, VA	2008	20,123		100.0	779,835	38.75	(10)	39.99
Fountain Plaza Retail	Virginia Beach, VA	2004	35,961		100.0	972,426	27.04		26.26
South Retail	Virginia Beach, VA	2002	38,763		92.5	825,363	23.02		26.54

Subtotal/Weighted Average Retail Properties Not Subject to Ground Lease(11)			1,094,673		93.9%	$17,152,093	$16.68		$16.16

Retail Properties Subject to Ground Lease
Bermuda Crossroads(12)	Chester, VA	2001		(14)	100.0%	$148,500	—		—
Broad Creek Shopping Center(13)	Norfolk, VA	1997-2001		(15)	100.0	572,291	—		—
Hanbury Village(10)	Chesapeake, VA	2006-2009		(16)	100.0	1,067,598	—		—
North Point Center(12)	Durham, NC	1998-2009		(17)	100.0	1,048,135	—		—
Tyre Neck Harris Teeter(12)	Portsmouth, VA	2011		(18)	100.0	507,603	—		—

Subtotal/Weighted Average Retail Properties Subject to Ground Lease					100.0%	$3,344,127	—		—

Total/Weighted Average Retail Properties			1,094,673	(19)		$20,496,220	$—		—

Property	Location	Year Built	Apartment Units(20)	% Leased(2)	Annualized Base Rent(21)		Average Monthly Base Rent per Leased Unit(22)
Multifamily
Smith’s Landing(23)	Blacksburg, VA	2009	284	98.6%	$3,305,046		$983.64
The Cosmopolitan	Virginia Beach, VA	2006	342	91.9%	7,251,086	(24)	1,723.00

Total/Weighted Average Multifamily Properties			626	94.9%	$10,556,132		$1,374.66

Total Portfolio					$54,631,473

(1)	The net rentable square footage for each of our office properties is the sum of (a) the square footages of existing leases, plus (b) for available space, management’s estimate of net rentable square footage based, in part, on past leases. The net rentable square footage included in office leases is generally determined consistently with the Building Owners and Managers Association, or BOMA, 1996 measurement guidelines. The net rentable square footage for each of our retail properties is the sum of (a) the square footages of existing leases, plus (b) for available space, the field verified square footage.

(2)	Percentage leased for each of our office and retail properties is calculated as (a) square footage under commenced leases as of December 31, 2012, divided by (b) net rentable square feet, expressed as a percentage. Percentage leased for our multifamily properties is calculated as (a) total units rented as of December 31, 2012, divided by (b) total units available, expressed as a percentage.

(3)	For the properties in our office and retail portfolios, annualized base rent is calculated by multiplying (a) base rental payments (defined as cash base rents (before abatements) excluding tenant reimbursements for expenses paid by the landlord) for the month ended December 31, 2012, by (b) 12. Annualized base rent per leased square foot is calculated by dividing (a) annualized base rent, by (b) square footage under commenced leases as of December 31, 2012. In the case of triple net or modified gross leases, annualized base rent does not include tenant reimbursements for real estate taxes, insurance, common area or other operating expenses.

(4)	Average net effective annual base rent per leased square foot represents (a) the contractual base rent for leases in place as of December 31, 2012, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (b) square footage under commenced leases as of December 31, 2012.

(5)	As of December 31, 2012, we occupied 16,151 square feet at this property at an annualized base rent of $484,853, or $30.02 per leased square foot, which amounts are reflected in the % leased, annualized base rent and annualized base rent per square foot columns in the table above. In the combined financial statements of our Predecessor and following completion of this offering and the formation transactions, the rent paid by us is eliminated from our revenues in consolidation. In addition, effective March 1, 2013, we sublease approximately 5,000 square feet of space from a tenant at this property.

(6)	This property is subject to a triple net lease pursuant to which the tenant pays operating expenses, insurance and real estate taxes.

(7)	As of December 31, 2012, we occupied 1,718 square feet at this property on which we do not pay rent.

(8)	Reflects square footage and annualized base rent pursuant to leases for space occupied by us. If the space occupied by us were excluded from the table, net rentable square feet, % leased, annualized base rent and annualized base rent per leased square foot for our office portfolio would be 935,573, 94.0%, $23,094,269 and $26.27, respectively.

(9)	As of December 31, 2012, we occupied 13,839 square feet at this property at an annualized base rent of $299,338, or $21.63 per leased square foot, which amounts are reflected in the % leased, annualized base rent and annualized base rent per square foot columns in the table above. In the combined financial statements of our Predecessor and following completion of this offering and the formation transactions, the rent paid by us is eliminated from our revenues in consolidation.

(10)	Includes $25,200 of annualized base rent pursuant to a rooftop lease.

(11)	Reflects square footage and annualized base rent pursuant to leases for space occupied by us. If the space occupied by us were excluded from the table, net rentable square feet, % leased, annualized base rent and annualized base rent per leased square foot for our retail properties not subject to ground lease portfolio would be 1,080,843, 93.8%, $16,852,756 and $16.62, respectively.

(12)	For this ground lease, we own the land and the tenant owns the improvements thereto. We will succeed to the ownership of the improvements to the land upon the termination of the ground lease.

(13)	We lease the land underlying this property from the owner of the land pursuant to a ground lease. We re-lease the land to our tenant under a separate ground lease pursuant to which our tenant owns the improvements on the land.

(14)	Tenants collectively lease 139,355 square feet of land from us pursuant to ground leases.

(15)	Tenants collectively lease 299,170 square feet of land from us pursuant to ground leases.

(16)	Tenants collectively lease 105,988 square feet of land from us pursuant to ground leases.

(17)	Tenants collectively lease 1,439,454 square feet of land from us pursuant to ground leases.

(18)	Tenant leases 202,107 square feet of land from us pursuant to a ground lease.

(19)	The total square footage of our retail portfolio excludes the square footage of land subject to ground leases.

(20)	Units represent the total number of apartment units available for rent as of December 31, 2012.

(21)	For the properties in our multifamily portfolio, annualized base rent is calculated by multiplying (a) base rental payments for the month ended December 31, 2012 by (b) 12.

(22)	Average monthly base rent per leased unit represents the average monthly rent for all leased units for the month ended December 31, 2012.

(23)	We lease the land underlying this property from the owner of the land pursuant to a ground lease.

(24)	The annualized base rent for The Cosmopolitan includes $752,604 of annualized rent from 14 retail leases at the property.

The historical occupancy for the office, retail and multifamily properties in our initial portfolio as of December 31 for each of the years 2006 through 2012 are shown below.

	As of December 31,
	2012	2011		2010		2009		2008		2007		2006
Office Occupancy	94.1%	92.4	%(1)	96.0	%(1)	98.0	%(2)	98.2	%(3)	98.8%		98.3%
Retail Occupancy(4)	93.9%	93.5%		93.4%		94.6	%(5)	95.6	%(5)	97.6	%(6)	97.6%
Multifamily Occupancy	94.9%	93.3%		95.5%		85.9%		88.9	%(7)	85.7%		N/A

(1)	Excludes 109,489 square feet at Two Columbus, which was in lease-up.

(2)	Excludes 109,555 square feet at Two Columbus, which was in lease-up.

(3)	Excludes 109,350 square feet at Two Columbus, which was in lease-up.

(4)	Excludes ground leases for retail properties.

(5)	Excludes 20,950 square feet at Commerce Street Retail, which was in lease-up.

(6)	Excludes 30,954 square feet at Broad Creek Shopping Center, which was in lease-up.

(7)	Excludes 284 units at Smith’s Landing, which was in lease-up.

Lease Expirations

The following table sets forth a summary of the lease expirations for leases in place as of December 31, 2012 for each of the ten full calendar years beginning January 1, 2013 at the retail and office properties in our initial portfolio. The lease expirations for the multifamily portfolio are excluded from this table because multifamily unit leases generally have lease terms ranging from seven to 15 months, with a majority having 12-month lease terms. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring	Annualized Base Rent(1)	% of Portfolio Annualized Base Rent
2013	30	$2,384,389	5.4%
2014	30	3,146,693	7.1
2015	29	4,257,399	9.7
2016	30	2,473,427	5.6
2017	28	4,073,475	9.2
2018	21	4,266,706	9.7
2019	15	4,846,846	11.0
2020	8	2,093,434	4.7
2021	7	1,363,189	3.1
2022	9	2,514,372	5.7
2023	8	2,550,401	5.8
Thereafter	17	10,105,013	23.0

Total/Weighted Average	232	$44,075,343	100.0%

(1)	Annualized base rent is calculated by multiplying (a) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012, by (b) 12. Annualized base rent per leased square foot is calculated by dividing (a) annualized base rent, by (b) square footage under commenced leases as of December 31, 2012. In the case of triple net or modified gross leases, annualized base rent does not include tenant reimbursements for real estate taxes, insurance, common area or other operating expenses.

Thirty leases, representing $2,384,389 of base rent at December 31, 2012, or 5.4% of total office and retail portfolio annualized base rent at December 31, 2012, are scheduled to expire during the year ending December 31, 2013. Based on management’s review of the affected space and the current tenants in such space, management believes that a substantial portion of the space can be re-leased to the current tenants, or to new tenants, on terms that provide us effective rents comparable to then-current effective market rents in each of the respective markets in which the affected properties are located and, as shown in the table below under the heading “Business and Properties—Historical Office Lease Retention and Tenant Improvement and Leasing Commission Costs” and “—Historical Retail Lease Retention and Tenant Improvement and Leasing Commission Costs,” in recent years, the Company has renewed leases at effective rent rates at or above the effective rent rate on expiring leases. However, the determination of market rents varies by property, market and sub-market and effective rents may vary from publicly quoted market rents for any particular space due to a number of factors, including (i) leasing costs, such as tenant improvements, leasing commissions or leasing incentives, such as free rent for a defined period, (ii) length of the lease, (iii) the size of the space leased, (iv) the quality and location of the space and (v) other factors. For example, we might renew a lease with an existing tenant at a reduced stated rental rate if there are no tenant improvements or if we are not required to pay leasing commissions for an existing lease renewal, as is the case in most of our non-Virginia Beach Town Center retail properties, while achieving the same, or possibly higher, effective rent terms than the existing lease or market rents.

In addition to approximately 28 rentable units in our multifamily portfolio available for lease as of December 31, 2012, 100% of our multifamily units currently under lease are scheduled to expire before December 31, 2014.

Office Portfolio

Our office portfolio contains seven office properties comprising an aggregate of approximately 1.0 million net rentable square feet. As of December 31, 2012, our office properties were approximately 94.1% leased to 80 tenants. As of December 31, 2012, the weighted average remaining lease term for our office portfolio was 92 months.

Tenant Diversification of Office Portfolio

As of December 31, 2012, our office portfolio was leased to 80 tenants in a variety of industries. The following table sets forth information regarding the ten largest tenants in our office portfolio based on annualized base rent as of December 31, 2012:

Tenant	Principal Nature of Business	Number of Leases	Number of Properties	Property(ies)	Lease Expiration(1)	Annualized Base Rent(2)	% of Office Portfolio Annualized Base Rent	% of Total Portfolio Annualized Base Rent
Williams Mullen	Law Firm	3	2	Armada Hoffler Tower, Richmond Tower	3/21/2026	$7,635,606	32.4%	14.0%
Troutman Sanders LLP	Law Firm	1	1	Armada Hoffler Tower	1/31/2015	1,026,938	4.4	1.9
Pender & Coward	Law Firm	1	1	Armada Hoffler Tower	1/31/2015	943,888	4.0	1.7
Cherry, Bekaert & Holland, LLP	Accounting	3	3	Armada Hoffler Tower, Richmond Tower, Oyster Point	9/21/2022	925,943	3.9	1.7
Sentara Medical Group	Healthcare	1	1	Sentara Williamsburg	3/31/2023	914,628	3.9	1.7
General Services Administration—US Air Force	Government	1	1	Oyster Point	4/26/2017	850,695	3.6	1.6
The Art Institute	Arts	1	1	Two Columbus	12/31/2019	747,136	3.2	1.4
Virginia Natural Gas	Energy	1	1	Virginia Natural Gas	9/30/2025	568,230	2.4	1.0
Hankins & Anderson	Consulting	1	1	Armada Hoffler Tower	4/30/2022	562,363	2.4	1.0
Kimley Horn	Consulting	1	1	Two Columbus	12/31/2018	534,660	2.3	1.0

Total						$14,710,087	62.5%	27.0%

(1)	For tenants with leases at more than one property, the lease expiration represents the weighted average lease expiration by annualized base rent.

(2)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 by (ii) 12.

Lease Distributions of Office Portfolio

The following table sets forth information relating to the distribution of leases not subject to ground leases in our office portfolio, based on net rentable square feet under lease as of December 31, 2012:

Square Feet Under Lease	Number of Leases	Percentage of Office Leases	Total Leased Square Feet	Percentage of Office Portfolio Leased Square Feet	Annualized Base Rent(1)	Percentage of Office Portfolio Annualized Base Rent
2,500 or less	30	37.5%	29,365	3.3%	$753,485	3.2%
2,501-10,000	22	27.5	135,368	15.1	3,186,128	13.5
10,001-20,000	17	21.3	232,274	25.9	5,620,710	23.8
20,001-40,000	8	10.0	239,641	26.7	5,833,444	24.7
40,001-100,000	2	2.5	100,422	11.2	2,322,721	9.9
Greater than 100,000	1	1.2	159,805	17.8	5,862,634	24.9

Office Portfolio Total	80	100.0%	896,875	100.0%	$23,579,122	100.0%

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 by (ii) 12.

Lease Expirations of Office Portfolio

The following table sets forth a summary schedule of the lease expirations for leases in place as of December 31, 2012 plus available space, for each of the ten full calendar years beginning January 1, 2012 at the properties in our office portfolio. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring	% Portfolio Net Rentable Square Feet	Annualized Base Rent(1)	% of Portfolio Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)
Available	—	56,567	5.9%	—	—	—
2013	14	67,898	7.1	$1,806,238	7.7%	$26.60
2014	13	74,730	7.8	1,856,059	7.9	24.84
2015	10	98,295	10.3	2,556,946	10.8	26.01
2016	8	32,361	3.4	717,976	3.0	22.19
2017	6	79,693	8.4	1,907,857	8.1	23.94
2018	9	114,530	12.0	2,871,406	12.2	25.07
2019	3	52,408	5.5	1,177,424	5.0	22.47
2020	3	25,283	2.7	749,571	3.2	29.65
2021	4	41,363	4.3	912,138	3.9	22.05
2022	3	48,117	5.0	1,258,877	5.3	26.16
2023	4	71,392	7.5	1,333,766	5.7	18.68
Thereafter	3	190,805	20.1	6,430,864	27.2	33.70

Total/Weighted Average	80	953,442	100.0%	$23,579,121	100.0%	$26.29

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 for the leases expiring during the applicable period by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable leases by (ii) square footage under such lease.

Historical Office Lease Retention and Tenant Improvement and Leasing Commission Costs

The following table sets forth certain historical information regarding tenant improvement and leasing commission costs per square foot, in addition to net effective renewal rents, where applicable, on expiring leases, at the properties in our office portfolio for the years ended December 31, 2012, 2011 and 2010.

	Year Ended December 31,
	2012	2011	2010
Expirations
Number of leases expired during the period	14	14	13
Aggregate net rentable square footage of expiring leases(1)	130,563	118,765	65,091

Renewals
Number of leases renewed during the period(2)	13	9	6
Aggregate net rentable square footage of renewed leases(1)	124,965	83,423	53,817
Retention percentage by square feet	95.7%	70.2%	82.7%
Tenant improvement costs	$350,786	$239,566	$13,614
Leasing commission costs	250,955	337,334	82,086

Total tenant improvements and leasing commission costs	$601,741	$576,900	$95,700

Tenant improvement costs per square foot	$2.81	$2.87	$0.25
Leasing commission costs per square foot	$2.01	$4.04	$1.53

Total tenant improvements and leasing commission costs per square foot	$4.82	$6.91	$1.78

Weighted average net effective rent for expiring leases(3)	$21.81	$22.27	$22.14
Weighted average net effective rent for renewed leases(3)	$24.03	$22.83	$21.86
Percentage increase (decrease)	10.2%	2.5%	(1.3)%

New Leases
Number of new leases	8	8	3
Square feet	72,333	47,872	3,615
Tenant improvement costs	$535,477	$1,255,315	$10,450
Leasing commission costs	412,606	730,317	1,460

Total tenant improvements and leasing commission costs	$948,083	$1,985,632	$11,910

Tenant improvement costs per square foot	$7.40	$26.22	$2.89
Leasing commission costs per square foot	$5.70	$15.26	$0.40

Total tenant improvements and leasing commission costs per square foot	$13.10	$41.48	$3.29

Total Tenant Improvements and Leasing Commissions
Square feet	197,298	131,295	57,432
Tenant improvement costs(2)	$886,262	$1,494,880	$24,064
Leasing commission costs(2)	663,561	1,067,651	83,546

Total tenant improvement and leasing commission costs(2)	$1,549,823	$2,562,531	$107,610

Tenant improvement costs per square foot(2)	$4.49	$11.39	$0.42
Leasing commission costs per square foot(2)	$3.36	$8.13	$1.45

Total tenant improvement and leasing commission costs per square foot	$7.85	$19.52	$1.87

(1)	Excludes properties subject to ground lease.

(2)	Reflects tenant improvement and leasing commissions incurred during the calendar year, which may be different than the year in which the lease commenced.

(3)	Excludes a renewal in 2010 for 1,316 square feet, for which rents were not calculated.

Description of Our Office Properties

Armada Hoffler Tower

The Armada Hoffler Tower is the largest office property in our initial portfolio. The property contains 327,123 square feet of leasable office space and is situated within the Virginia Beach Town Center complex surrounded by upscale retail stores, restaurants and high-end apartment complexes. The Armada Hoffler Tower was completed in 2002 and as of December 31, 2012 was approximately 98.3% occupied, with major tenants including Williams Mullen, Troutman Sanders, LLP, Pender & Coward, Hankins & Anderson and Cherry, Bekaert & Holland, LLP. In addition to these tenants, we occupy 16,151 square feet in the Armada Hoffler Tower.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of the Armada Hoffler Tower Property. The 2012 annual property taxes for the Armada Hoffler Tower were $888,577 based on a tax rate of $1.34 per $100 of assessed value.

Armada Hoffler Tower Primary Tenants

The following table summarizes information regarding the top five tenants, by annualized base rent, of Armada Hoffler Tower as of December 31, 2012. We occupy space in this property as described in the notes to the tables below:

Tenant	Principal Nature of Business	Lease Expiration		Total Leased Square Feet	% Property Net Rentable Square Feet(5)	Annualized Base Rent(1)	% of Property Annualized Base Rent(5)	Annualized Base Rent per Leased Square Foot(2)	Renewal Option
Williams Mullen	Law Firm	5/31/2018	(3)	51,222	15.7%	$1,408,093	16.3%	$27.49
Troutman Sanders LLP	Law Firm	1/31/2015		35,109	10.7	1,026,938	11.9	29.25
Pender & Coward	Law Firm	1/31/2015		31,449	9.6	923,343	10.7	29.36
Cherry, Bekaert & Holland, LLP	Accounting	11/30/2022	(4)	23,177	7.1	660,545	7.6	28.50
Hankins & Anderson	Architecture	4/30/2022		23,267	7.1	562,363	6.5	24.17

Top 5 Total/Weighted Average				164,224	50.2%	$4,581,282	53.0%	$27.90

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable leases by (ii) square footage under such lease.

(3)	Effective March 1, 2013, we sub-lease approximately 5,000 square of space from this tenant.

(4)	This lease contains an early termination right that allows the tenant a one-time right to terminate the lease effective as of the last day of the seventh year of the lease (November 30, 2019) with nine months prior written notice if the tenant is no longer our primary accounting firm. Such termination would result in a $150,000 penalty payable by the tenant.

(5)	As of December 31, 2012, we occupied 16,151 square feet at this property at an annualized base rent of $484,853, or $30.02 per leased square foot, which amounts are reflected in the % property net rentable square feet and % of property annualized base rent columns in the table above. In the combined financial statements of our Predecessor and following completion of this offering and the formation transactions, the rent paid by us will be eliminated from our revenues in consolidation.

Armada Hoffler Tower Lease Expirations

The following table sets forth the lease expirations for leases in place at Armada Hoffler Tower as of December 31, 2012 for each of the ten full calendar years beginning January 1, 2013, plus available space as of December 31, 2012. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)
Available	—	5,459	1.7%	—	—	—
2013(3)(4)	9	59,375	18.2	$1,575,475	18.2%	$26.53
2014(5)	5	25,749	7.9	742,151	8.6	28.82
2015	4	67,855	20.7	1,977,142	22.9	29.14
2016	2	10,552	3.2	255,203	2.9	24.19
2017	3	22,109	6.8	587,676	6.8	26.58
2018	3	66,861	20.4	1,801,169	20.8	26.94
2019	1	9,336	2.9	256,740	3.0	27.50
2020	—	—	—	—	—	—
2021	—	—	—	—	—	—
2022	3	48,117	14.7	1,258,877	14.5	26.16
2023	2	11,710	3.5	197,759	2.3	16.89
Thereafter	—	—	—	—	—	—

Total/Weighted Average	32	317,123	100.0%	$8,652,192	100.0%	$26.90

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 for the leases expiring during the applicable period by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable leases by (ii) square footage under such leases.

(3)	Includes $33,708 of annualized base rent for rooftop leases.

(4)	As of December 31, 2012, we occupied 16,151 square feet at this property at an annualized base rent of $484,853, or $30.02 per leased square foot, which amounts are included in the table above.

(5)	Includes $1,200 of annualized base rent for a drop box lease.

Armada Hoffler Tower Percentage Leased and Base Rent

The following table sets forth the percentage leased, annualized base rent per leased square foot and average net effective annual base rent per leased square foot for Armada Hoffler Tower as of the dates indicated below:

Date	Percentage Leased(1)	Annualized Base Rent Per Leased Square Foot(2)(3)
December 31, 2012	98.3%	$26.90
December 31, 2011	97.1
December 31, 2010	98.0
December 31, 2009	99.7
December 31, 2008	98.5

(1)	Percentage leased is calculated as (i) square footage under commenced leases as of the date indicated, divided by (ii) net rentable square feet, expressed as a percentage.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements)) for the month ended as of the date indicated multiplied by 12, by (ii) square footage under commenced leases as of the date indicated.

(3)	As of December 31, 2012, we occupied 16,151 square feet at this property at an annualized base rent of $484,853, or $30.02 per leased square foot, which amounts are reflected in the table above. In the combined financial statements of our Predecessor and following completion of this offering and the formation transactions, the rent paid by us is eliminated from our revenues in consolidation.

Armada Hoffler Tower Tax Basis and Depreciation

	Tax Basis	Net Value	Life in Years	Method (all under Modified Accelerated Cost Recovery System (MACRS))
Armada Hoffler Tower

Land	1,976,387	1,976,387	N/A
Building	34,687,178	26,561,141	39	Straight line-mid year convention
FF&E	6,245,396	6,497	5	Double declining balance- mid year convention
Site Work	12,072	1,618	15	150% declining balance- mid year convention
Improvements	341,123	303,941	39	Straight line- mid month convention
Improvements	10,726	2,574	5	Double declining balance- mid year convention
Tenant Improvements	1,856,726	873,946	39	Straight line- mid month convention
Tenant Improvements	2,221,145	386,885	15	150% declining balance- mid year convention

Total	47,350,753	30,112,989

Virginia Natural Gas

The Virginia Natural Gas property is a two-story brick and glass Class-A office building with 31,000 leasable square feet located in the Lakeview Office Park adjacent to Interstate 264 in Virginia Beach, Virginia. The property qualified for LEED certification in 2010. The property has been 100% occupied by Virginia Natural Gas pursuant to a triple net lease since it was completed in 2010. Virginia Natural Gas serves more than 275,000 residential, commercial and industrial customers in southeastern Virginia.

As of December 31, 2012, Virginia Natural Gas generated approximately $568,200 of annualized base rent or $18.33 per leased square foot. The lease with Virginia Natural Gas terminates on September 30, 2025, subject to four renewal options available to the tenant.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of Virginia Natural Gas.

Virginia Natural Gas Percentage Leased and Base Rent

The following table sets forth the percentage leased and annualized base rent per leased square foot for Virginia Natural Gas as of the dates indicated below:

Date	Percentage Leased(1)	Annualized Base Rent Per Leased Square Foot(2)
December 31, 2012	100.0%	$18.33
December 31, 2011	100.0	18.33
December 31, 2010	100.0	18.33

(1)	Percentage leased is calculated as (i) square footage under commenced leases as of the date indicated, divided by (ii) net rentable square feet, expressed as a percentage.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements)) for the month ended as of the date indicated multiplied by 12, by (ii) square footage under commenced leases as of the date indicated.

Richmond Tower

The Richmond Tower property is a 15-story Class-A office building with 206,969 leasable square feet located on South 10th Street in downtown Richmond, Virginia. The property was completed in 2010 and, at the time of construction, was the first new office tower built in downtown Richmond in the previous two decades. The property contains 5,500 square feet of first floor retail space. The property is positioned in close proximity to the Downtown Expressway, which feeds into Interstate 95. As of December 31, 2012, the property was approximately 98% occupied, with major tenants including Williams Mullen, one of the Mid-Atlantic’s most prominent law firms, which occupies over 82% of the available space, Capital One, Cherry, Bekaert & Holland, LLP and Agincort.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of Richmond Tower. The 2012 annual property taxes for Richmond Tower was $685,400 based on a tax rate of $1.20 per $100 of assessed value.

Richmond Tower Primary Tenants

The following table summarizes information regarding the top five tenants, by annualized base rent, of Richmond Tower as of December 31, 2012:

Tenant	Principal Nature of Business	Lease Expiration	Total Leased Square Feet	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)	Renewal Option
Williams Mullen LLP	Law Firm	12/25/2027	170,287	82.3%	$6,227,513	90.1%	$36.57
Capital One	Bank	6/30/2017	13,063	6.3	270,796	3.9	20.73
Cherry, Bekaert & Holland, LLP	Accounting	1/30/2023	10,482	5.1	221,380	3.2	21.12
Agincort	Investments	4/16/2016	6,630	3.2	146,456	2.1	22.09
LaParisienne	Restaurant	7/24/2021	2,350	1.1	45,825	0.7	19.50

Top 5 Total/Weighted Average			202,812	98.0%	$6,911,970	100.0%	$34.08

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable leases by (ii) square footage under such lease.

Richmond Tower Lease Expirations

The following table sets forth the lease expirations for leases in place at Richmond Tower as of December 31, 2012 for each of the ten full calendar years beginning January 1, 2013, plus available space as of December 31, 2012. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent Per Leased Square Foot(2)
Available	—	4,157	2.0%	—	—	—
2013	—	—	—	—	—	—
2014	—	—	—	—	—	—
2015	—	—	—	—	—	—
2016	1	6,630	3.2	$146,457	2.1%	$22.09
2017	1	13,063	6.3	270,796	3.9	20.73
2018	—	—	—	—	—	—
2019	—	—	—	—	—	—
2020	1	10,482	5.1	364,878	5.3	34.81
2021	1	2,350	1.1	45,825	0.7	19.50
2022	—	—	—	—	—	—
2023	1	10,482	5.1	221,380	3.2	21.12
Thereafter	1	159,805	77.2	5,862,634	84.8	36.69

Total/Weighted Average	6	206,969	100.0%	$6,911,970	100.0%	$34.08

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 for the leases expiring during the applicable period by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable lease by (ii) square footage under such lease.

Richmond Tower Percentage Leased and Base Rent

The following table sets forth the percentage leased and annualized base rent per leased square foot for Richmond Tower as of the dates indicated below:

Date	Percentage Leased(1)	Annualized Base Rent Per Leased Square Foot(2)
December 31, 2012	98.0%	$34.08
December 31, 2011	98.6	33.20
December 31, 2010	91.7	33.20
December 31, 2009	N/A	N/A
December 31, 2008	N/A	N/A

(1)	Percentage leased is calculated as (i) square footage under commenced leases as of the date indicated, divided by (ii) net rentable square feet, expressed as a percentage.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements)) for the month ended as of the date indicated multiplied by 12, by (ii) square footage under commenced leases as of the date indicated.

Richmond Tower Tax Basis and Depreciation

	Tax Basis	Net Value	Life in Years	Method (all under Modified Accelerated Cost Recovery System (MACRS))
Richmond Tower

Land	2,628,905	2,628,905	N/A
Building	24,797,797	24,442,082	39	Straight line- mid month convention
FF&E	54,595	11,794	5	Double declining balance- mid year convention
Tenant Improvement	11,133,099	10,722,541	39	Straight line- mid month convention

Total	38,614,396	37,805,322

Oyster Point

The Oyster Point building is a 6-story, full service office building with 100,214 leasable square feet located on Canon Boulevard in Newport News, Virginia. The building is located in a multi-use development situated between Canon Boulevard and Thimble Shoals Boulevard, in close proximity to Interstate 64. The mixed-use development has extensive public spaces in addition to office, retail, multifamily and hotel properties. The Oyster Point building was completed in 1989. As of December 31, 2012, the building was over 81% occupied with major tenants, including the United States Air Force, SunTrust Bank, Wells Fargo, TEC, Inc. and Odyssey Systems Consulting Group. The United States Air Force has renewed its lease at each instance when the option to renew has arisen since the original term expired in 1997. In addition to these tenants, we occupy 1,718 square feet in the Oyster Point building for which we do not pay rent.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of the Oyster Point building.

Oyster Point Primary Tenants

The following table summarizes information regarding the top five tenants, by annualized base rent, of Oyster Point as of December 31, 2012:

Tenant	Principal Nature of Business	Lease Expiration		Total Leased Square Feet	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)
General Services Administration—US Air Force	Government	4/26/2017	(3)	36,649	36.6%	$850,695	50.0%	$23.21
Sun Trust Bank	Bank	7/31/2015		19,800	19.8	404,712	23.8	20.44
Wells Fargo	Bank	3/31/2016	(4)	7,099	7.1	139,566	8.2	19.66
TEC, Inc.	Manufacturing	10/31/2014		3,500	3.5	69,755	4.1	19.93
Odyssey Systems Consulting Group	Consulting	5/14/2015		3,406	3.4	62,296	3.7	18.29

Top 5 Total/Weighted Average				70,454	70.4%	$1,527,024	89.8%	$21.67

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable lease by (ii) square footage under such lease.

(3)	This lease contains an early termination right that allows the tenant to terminate its lease at any time after October 24, 2013 with 180 days written notice. Such termination will not result in any penalty.

(4)

This lease contains an early termination right that allows the tenant to terminate its lease at the end of the 36th month (August 31, 2013) with prior written notice no later than March 31, 2013 and the remittance of all unamortized tenant improvements and commissions paid up-front by the landlord in the amount of $57,567 within 30 days from the time notice is provided. Such termination right will not result in any penalty.

Oyster Point Lease Expirations

The following table sets forth the lease expirations for leases in place at Oyster Point as of December 31, 2012 for each of the ten full calendar years beginning January 1, 2012, plus available space as of December 31, 2012. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring(3)	% Property Net Rentable Square Feet	Annualized Base Rent(1)(3)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)(3)
Available	—	18,518	18.5%	—	—	—
2013	1	1,120	1.1	$24,326	1.5%	$21.72
2014	2	4,606	4.6	89,022	5.2	19.33
2015	5	28,482	28.4	531,832	31.3	18.67
2016	2	8,211	8.2	160,550	9.4	19.55
2017	1	36,649	36.6	850,695	50.0	23.21
2018	1	2,628	2.6	44,019	2.6	16.75
2019	—	—	—	—	—	—
2020	—	—	—	—	—	—
2021	—	—	—	—	—	—
2022	—	—	—	—	—	—
2023	—	—	—	—	—	—
Thereafter	1	—	—	—	—	—

Total/Weighted Average	13	100,214	100.0%	$1,700,444	100.0%	$20.81

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 for the leases expiring during the applicable period by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable lease by (ii) square footage under such lease.

(3)	As of December 31, 2012, we occupied 1,718 square feet at this property for which we do not pay rent.

Oyster Point Percentage Leased and Base Rent

The following table sets forth the percentage leased and annualized base rent per leased square foot for Oyster Point as of the dates indicated below:

Date	Percentage Leased(1)	Annualized Base Rent Per Leased Square Foot(2)
December 31, 2012	81.5%	$20.81
December 31, 2011	78.9	20.20
December 31, 2010	89.9	20.12

(1)	Percentage leased is calculated as (i) square footage under commenced leases as of the date indicated, divided by (ii) net rentable square feet, expressed as a percentage.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements)) for the month ended as of the date indicated multiplied by 12, by (ii) square footage under commenced leases as of the date indicated.

One Columbus

One Columbus is a 11-story office building with 129,424 leasable square feet located in Virginia Beach, Virginia within the Virginia Beach Town Center development. The building was completed in 1984 and acquired by Armada Hoffler in 2000. The acquisition provided Armada Hoffler with the development rights for the Virginia Beach Town Center. As of December 31, 2012, the building was approximately 95.0% occupied, with major tenants including BB&T, Columbus Executive Suites, Divaris Real Estate, Inc. and Lincoln Financial Advisors.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of the One Columbus building.

One Columbus Primary Tenants

The following table summarizes information regarding the top five tenants, by annualized base rent, of One Columbus as of December 31, 2012:

Tenant	Principal Nature of Business	Lease Expiration		Total Leased Square Feet	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent Per Leased Square Foot(2)
BB&T	Bank	5/23/2021		23,990	18.5%	$494,194	18.3%	$20.60
Hargrove, Brockwell & Associates	Architecture	1/31/2014		16,624	12.8	388,170	14.4	23.35
Divaris Real Estate, Inc.	Real Estate	4/30/2014	(3)	10,372	8.0	256,292	9.5	24.71
Columbus Executive Suites	Office Services	3/31/2014	(4)	11,995	9.3	249,016	9.2	20.76
Lincoln Financial Advisors	Financial Advisor	1/31/2018	(5)	9,894	7.6	224,198	8.3	22.66

Top 5 Total/Weighted Average				72,875	56.2%	$1,611,870	59.7%	$22.12

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable lease by (ii) square footage under such lease.

(3)	This lease contains an early termination right, which allows the tenant to terminate by providing written notice within 90 days after receiving notice of the termination of Divaris Real Estate, Inc. as manager or leasing agent with respect to the property from the landlord. Such termination will be effective 180 days after the tenant provides notice, and tenant will receive unamortized tenant improvements and lease commissions.

(4)	This lease contains an early termination right that allows tenant to terminate upon 365 days advance written notice at any time after Divaris Real Estate, Inc. is no longer the manager or leasing representative for the property. Such termination will not result in any penalty.

(5)	This lease contains an early termination right that allows the tenant a one-time termination right on September 30, 2014 by providing written notice no later than December 31, 2013. Such termination will result in a penalty consisting of an approximately $60,000 cash payment and various other components.

One Columbus Lease Expirations

The following table sets forth the lease expirations for leases in place at One Columbus as of December 31, 2012, for each of the ten full calendar years beginning January 1, 2013, plus available space as of December 31, 2012. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)
Available	—	6,897	5.3%	—	—	—
2013(3)	4	7,403	5.7	$206,436	7.7%	$27.89
2014	6	44,375	34.3	1,024,866	38.0	23.10
2015	1	1,958	1.5	47,971	1.8	24.50
2016(4)	3	6,968	5.4	155,766	5.8	22.35
2017	1	7,872	6.1	198,689	7.4	25.24
2018(5)	3	21,889	16.9	395,024	14.6	18.05
2019	1	8,072	6.2	173,548	6.4	21.50
2020	—	—	—	—	—	—
2021(6)	2	23,990	18.6	494,945	18.3	20.63
2022	—	—	—	—	—	—
2023	—	—	—	—	—	—
Thereafter	—	—	—	—	—	—

Total / Weighted Average	21	129,424	100.0%	$2,697,265	100.0%	$22.01

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 for the leases expiring during the applicable period by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable leases by (ii) square footage under such lease.

(3)	Includes $24,744 of annualized base rent for a rooftop lease.

(4)	Includes $18,000 of annualized base rent for a rooftop lease.

(5)	Includes $41,880 of annualized base rent for a rooftop lease.

(6)	Includes $750 of annualized base rent for an ATM lease.

One Columbus Percentage Leased and Base Rent

The following table sets forth the percentage leased and annualized base rent per leased square foot for One Columbus as of the dates indicated below:

Date	Percentage Leased(1)	Annualized Base Rent Per Leased Square Foot(2)
December 31, 2012	94.7%	$22.01
December 31, 2011	75.8	22.06
December 31, 2010	98.1	23.10

(1)	Percentage leased is calculated as (i) square footage under commenced leases as of the dates indicated, divided by (ii) net rentable square feet, expressed as a percentage.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements)) for the month ended as of the date indicated multiplied by 12, by (ii) square footage under commenced leases as of the date indicated.

Two Columbus

Two Columbus is a six-story office building with 109,512 leasable square feet located in Virginia Beach, Virginia within the Virginia Beach Town Center development. The building was completed in 2009 and as of December 31, 2012 was approximately 80% occupied, with major tenants including The Art Institute, Kimley Horn, Vanasse Hangen Brustlin, Inc. and Communication Consultants.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of the Two Columbus building.

Two Columbus Primary Tenants

The following table summarizes information regarding the top five tenants, by annualized base rent, of Two Columbus as of December 31, 2012:

Tenant	Principal Nature of Business	Lease Expiration		Total Leased Square Feet	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)
The Art Institute	Arts	12/31/2019	(3)	35,000	32.0%	$747,136	35.0%	$21.35
Kimley Horn	Consulting	12/31/2018	(4)	19,000	17.3	534,660	25.0	28.14
Vanasse Hangen Brustlin, Inc.	Consulting	4/30/2021	(5)	15,023	13.7	371,369	17.4	24.72
Communication Consultants	Consulting	8/31/2020	(6)	13,316	12.2	346,083	16.2	25.99
MOI, Inc.	Furniture	2/26/2018		4,152	3.8	96,534	4.5	23.25

Top 5 Total / Weighted Average				86,491	79.0%	$2,095,782	98.1%	$24.23

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable lease by (ii) square footage under such lease.

(3)	This lease contains an early termination right, which provides the tenant a one-time right to terminate as of the end of the sixth year of the lease (December 31, 2015) by providing notice 12 months in advance.

(4)	This lease contains an early termination right that provides the tenant a one-time right to terminate as of the end of the seventh year of the lease (December 31, 2015) by providing notice nine months in advance.

(5)	This lease contains an early termination right that provides the tenant a one-time right to terminate as of the end of the seventh year of the lease (April 30, 2018) by providing notice 12 months in advance.

(6)	This lease contains an early termination right that provides the tenant a one-time right to terminate as of the end of the seventh year of the lease (April 30, 2018) by providing notice nine months in advance.

Two Columbus Lease Expirations

The following table sets forth the lease expirations for leases in place at Two Columbus as of December 31, 2012 for each of the ten full calendar years beginning January 1, 2013, plus available space as of December 31, 2012. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent Per Leased Square Foot(2)
Available	—	21,536	19.7%	—	—	—
2013	—	—	—	—	—	—
2014	—	—	—	—	—	—
2015	—	—	—	—	—	—
2016	—	—	—	—	—	—
2017	—	—	—	—	—	—
2018	2	23,152	21.1	$631,194	29.6%	$27.26
2019	1	35,000	32.0	747,136	35.0	21.35
2020	2	14,801	13.5	384,693	18.0	25.99
2021	1	15,023	13.7	371,369	17.4	24.72
2022	—	—	—	—	—	—
2023	—	—	—	—	—	—
Thereafter	—	—	—	—	—	—

Total/Weighted Average	6	109,512	100.0%	$2,134,392	100.0%	$24.26

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 for the leases expiring during the applicable period by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable lease by (ii) square footage under such lease.

Two Columbus Percentage Leased and Base Rent

The following table sets forth the percentage leased and annualized base rent per leased square foot for Two Columbus as of the dates indicated below:

Date	Percentage Leased(1)	Annualized Base Rent Per Leased Square Foot(2)
December 31, 2012	80.3%	$24.26
December 31, 2011	76.5	23.70
December 31, 2010	76.5	23.23

(1)	Percentage leased column is calculated as (i) square footage under commenced leases as of the date indicated, divided by (ii) net rentable square feet, expressed as a percentage.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements)) for the month ended as of the date indicated multiplied by 12, by (ii) square footage under commenced leases as of the date indicated.

Sentara Williamsburg

The Sentara Williamsburg property is a two-story, brick building with 49,200 square feet of build-to-suit medical office space. The building is located in the New Town section of Williamsburg, Virginia within close proximity to Interstate 64. The building was completed in 2008 and has been 100% occupied by the Sentara Medical Group, a division of Sentara Healthcare, on a triple net lease basis since opening. The Sentara Medical Group brings together more than 380 primary care physicians and specialized internal medicine physicians servicing southeastern Virginia and northeastern North Carolina.

As of December 31, 2012, Sentara Williamsburg generated approximately $914,600 of annualized base rent or $18.59 per leased square foot. Assuming no renewal options, Sentara Medical Group’s lease will expire on March 31, 2023.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of the Sentara Williamsburg property.

Sentara Williamsburg Percentage Leased and Base Rent

The following table sets forth the percentage leased and annualized base rent per leased square foot for Sentara Williamsburg as of the dates indicated below:

Date	Percentage Leased(1)	Annualized Base Rent Per Leased Square Foot(2)
December 31, 2012	100.0%	$18.59
December 31, 2011	100.0	18.59
December 31, 2010	100.0	18.59

(1)	Percentage leased is calculated as (i) square footage under commenced leases as of the date indicated, divided by (ii) net rentable square feet, expressed as a percentage.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements)) for the month ended as of the date indicated multiplied by 12, by (ii) square footage under commenced leases as of the date indicated.

Retail Portfolio

Our initial portfolio contains 15 retail properties comprising an aggregate of approximately 1.1 million net rentable square feet. As of December 31, 2012, our retail properties were approximately 93.9% leased to 152 tenants. As of December 31, 2012, the weighted average remaining lease term for our retail portfolio was 61 months.

Tenant Diversification of Retail Portfolio

As of December 31, 2012, our retail portfolio was leased to 152 tenants in a variety of industries. The following table sets forth information regarding the ten largest retail tenants in our retail portfolio based on annualized base rent as of December 31, 2012:

Tenant	Number of Leases	Number of Properties	Property(ies)	Lease Expiration(1)	Annualized Base Rent(2)	% of Retail Portfolio Annualized Base Rent	% of Total Portfolio Annualized Base Rent
Home Depot	2	2	Broad Creek Shopping Center, North Point Center	12/27/2019	$2,032,600	9.9%	3.7%
Harris Teeter	2	2	Tyre Neck Harris Teeter, Hanbury Village	10/15/2028	1,430,001	7.0	2.6
Food Lion	3	3	Broad Creek Shopping Center, Bermuda Crossroads, Gainsborough Square	3/19/2020	1,282,568	6.3	2.3
Dick’s Sporting Goods	1	1	Dick’s at Town Center	1/31/2020	798,000	3.9	1.5
Regal Cinemas	1	1	Harrisonburg Regal	4/23/2019	683,550	3.3	1.3
PetsMart	2	2	Broad Creek Chopping Center, North Point Center	2/7/2016	618,704	3.0	1.1
Kroger	1	1	North Point Center	8/31/2018	552,864	2.7	1.0
Yard House	1	1	Commerce Street Retail	11/30/2023	538,000	2.6	1.0
Rite Aid	2	2	Gainsborough Square, Parkway Marketplace	5/29/2019	484,193	2.4	0.9
Walgreens	1	1	Hanbury Village	12/31/2083	447,564	2.2	0.8

Total					$8,868,044	43.3%	16.2%

(1)	For tenants with leases at more than one property, the lease expiration represents the weighted average lease expiration by annualized base rent.

(2)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 by (ii) 12.

Lease Distribution of Retail Portfolio

The following table sets forth information relating to the distribution of leases in our retail portfolio, based on net rentable square feet under lease as of December 31, 2012:

Square Feet Under Lease	Number of Leases	Percentage of Retail Leases	Total Leased Square Feet	Percentage of Retail Portfolio Leased Square Feet	Annualized Base Rent(1)	Percentage of Retail Portfolio Annualized Base Rent
2,500 or less	69	50.4%	$100,591	9.8%	$2,007,906	11.7%
2,501-10,000	45	32.8	231,420	22.5	5,255,888	30.6
10,001-20,000	12	8.8	153,122	14.9	3,755,103	21.9
20,001-40,000	6	4.4	177,410	17.3	2,019,155	11.8
40,001-100,000	4	2.9	235,464	22.9	2,541,041	14.8
Greater than 100,000	1	0.7	130,000	12.6	1,573,000	9.2

Retail Portfolio Total	137	100.0%	$1,028,007	100.0%	$17,152,093	100.0%

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 by (ii) 12. Excludes $3,344,128 of annualized base rent from 15 retail ground leases described below.

Lease Expirations of Retail Portfolio

The following table sets forth a summary schedule of the lease expirations for leases not subject to ground leases and in place as of December 31, 2012 for each of the ten full calendar years beginning January 1, 2013, plus available space as of December 31, 2012 at the properties in our retail portfolio. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring	% Portfolio Net Rentable Square Feet	Annualized Base Rent(1)	% of Portfolio Annualized Base Rent	Annualized Base Rent Per Leased Square Foot(2)
Available	—	66,666	6.1%	—	—	—
2013	16	31,254	2.9	$578,151	3.4%	$18.50
2014	17	55,170	5.0	1,290,634	7.5	23.39
2015	19	93,021	8.5	1,700,453	9.9	18.28
2016	21	72,245	6.6	1,660,285	9.7	22.98
2017	21	151,605	13.8	2,086,419	12.2	13.76
2018	10	88,986	8.1	1,243,830	7.3	13.98
2019	10	260,229	23.8	3,503,042	20.4	13.46
2020	5	105,946	9.7	1,343,863	7.8	12.68
2021	3	15,068	1.4	451.051	2.6	29.93
2022	5	79,588	7.3	1,110,294	6.5	13.95
2023	3	24,944	2.3	757,036	4.4	30.35
Thereafter	7	49,951	4.5	1,427,035	8.3	28.57

Total/Weighted Average	137	1,094,673	100.0%	$16,701,493	100.0%	$16.68

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 for the leases expiring during the applicable period, by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent for leases expiring during the applicable period, by (ii) square footage under such expiring leases.

Ground Leases of Retail Portfolio

The following table sets forth certain information relating to the ground leases in place at certain of the properties in our retail portfolio as of December 31, 2012. We are the lessor under each of these ground leases. As a result, upon termination of each of these ground leases, whether due to expiration or default by the tenant, we have the right to take possession of all buildings and improvements to the land underlying the ground lease.

Property	Tenant	Ground Lease Square Footage(1)	Initial Expiration	Annualized Base Rent(2)
Bermuda Crossroads	O’Charley’s	91,140	4/30/2018	$82,500
Bermuda Crossroads	IHOP	48,216	12/31/2027	66,000

Subtotal Bermuda Crossroads		139,356		$148,500

Broad Creek Shopping Center	7-Eleven	51,836	11/30//2022	$145,200
Broad Creek Shopping Center	Ruby Tuesdays	51,401	1/31/2016	95,166
Broad Creek Shopping Center	IHOP	66,995	11/30/2025	94,380
Broad Creek Shopping Center	Kentucky Fried Chicken	43,560	10/7/2019	89,375
Broad Creek Shopping Center	Wendy’s	44,649	12/31/2017	79,200
Broad Creek Shopping Center	Chick-Fil-A	40,729	10/31/2018	68,970

Subtotal Broad Creek Shopping Center		299,170		$572,291

Hanbury Village	7-Eleven	53,579	3/31/2027	145,200
Hanbury Village	Harris Teeter	52,409	10/31/2026	922,398

Subtotal Hanbury Village		105,988		$1,067,598

North Point Center	Costco	787,129	9/30/2025	$441,529
North Point Center	Home Depot	544,500	1/31/2023	459,600
North Point Center	Texas Roadhouse Holdings	64,266	4/25/2019	77,004
North Point Center	IHOP	43,560	5/31/2028	70,002

Subtotal North Point Center		1,439,455		$1,048,135

Tyre Neck Harris Teeter	Harris Teeter	202,107	5/8/2032	507,603

Subtotal Tyre Neck Harris Teeter		202,107		$507,603

Total		2,186,076		$3,344,127

(1)	Represents land square footage, not the square footage of buildings on the land.

(2)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 by (ii) 12.

Historical Retail Lease Retention and Tenant Improvement and Leasing Commission Costs

The following table sets forth certain historical information regarding tenant improvement and leasing commission costs per square foot, in addition to net effective renewal rents, where applicable, on expiring leases, at the properties in our retail portfolio for the years ended December 31, 2012, 2011 and 2010.

	Year Ended December 31,
	2012	2011	2010
Expirations
Number of leases expired during the period	17	21	11
Aggregate net rentable square footage of expiring leases(1)	56,882	66,928	34,637
Renewals
Number of leases renewed during the period(2)	16	16	8
Aggregate net rentable square footage of renewed leases(1)	55,257	55,780	30,557
Retention percentage by square feet	97.1%	83.3%	88.2%
Tenant improvement costs	$58,892	$281,328	$19,008
Leasing commission costs	73,153	21,737	9,494

Total tenant improvements and leasing commission costs	$132,045	$303,065	$28,502

Tenant improvement costs per square foot	$1.07	$5.04	$0.62
Leasing commission costs per square foot	$1.32	$0.39	$0.31

Total tenant improvements and leasing commission costs per square foot	$2.39	$5.43	$0.93

Weighted average net effective rent for expiring leases(3)	$20.92	$15.18	$19.43
Weighted average net effective rent for renewed leases(3)	$22.01	$14.86	$21.12
Percentage increase (decrease)	5.2%	(2.1)%	8.7%
New Leases
Number of new leases	8	9	5
Square feet	9,090	36,569	8,914
Tenant improvement costs	$109,789	$784,433	$27,049
Leasing commission costs	52,866	300,623	33,286

Total tenant improvements and leasing commission costs	$162,655	$1,085,056	$60,335

Tenant improvement costs per square foot	$12.08	$21.45	$3.03
Leasing commission costs per square foot	$5.82	$8.22	$3.73

Total tenant improvements and leasing commission costs per square foot	$17.90	$29.67	$6.76

Total Tenant Improvements and Leasing Commissions
Square feet	64,347	92,349	39,471
Tenant improvement costs(2)	$168,681	$1,065,761	$46,057
Leasing commission costs(2)	126,019	322,360	42,780

Total tenant improvement and leasing commission costs(2)	$294,700	$1,388,121	$88,837

Tenant improvement costs per square foot(2)	$2.62	$11.54	$1.17
Leasing commission costs per square foot(2)	$1.96	$3.49	$1.08

Total tenant improvement and leasing commission costs per square foot	$4.58	$15.03	$2.25

(1)	Excludes properties subject to ground lease.

(2)	Reflects tenant improvement and leasing commissions incurred during the calendar year, which may be different than the year in which the lease commenced.

(3)	Excludes certain renewals in 2010, 2011 and 2012 totaling 6,000, 7,686 and 2,800 square feet, respectively, for which net effective rents were not calculated.

Description of our Retail Properties

Bermuda Crossroads

Bermuda Crossroads is a retail center with 111,566 square feet of rentable space situated on 19-acres in Chester, Virginia, approximately 21 miles south of Richmond. Bermuda Crossroads was completed in 2001 and is conveniently located off Jefferson Davis Highway in a high traffic retail area just off Interstate 95. As of December 31, 2012, the retail center was approximately 94% occupied and is anchored by Food Lion, which has approximately 38,000 square feet under lease. Other tenants include Office Max, Dollar General, smaller retail shops and two outparcel spaces, which are under ground lease.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of the Bermuda Crossroads property.

Bermuda Crossroads Primary Tenants

The following table summarizes information regarding the top five tenants, by annualized base rent, of Bermuda Crossroads as of December 31, 2012:

Tenant	Principal Nature of Business	Lease Expiration		Total Leased SquareFeet	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent Per Leased Square Foot(2)
Food Lion	Grocery	7/23/2022		37,961	34.0%	$437,690	27.8%	$11.53
Office Max	Office Supplies	7/31/2017	(3)	19,950	17.9	253,365	16.1	12.70
Buffalo Wild Wings	Restaurant	6/30/2023		6,032	5.4	108,576	6.9	18.00
Aaron Rents	Dept. Store	6/30/2013		6,000	5.4	90,000	5.7	15.00
Fitness Together	Fitness Center	11/30/2017		4,868	4.4	85,190	5.4	17.50

Top 5 Total/Weighted Average				74,811	67.1%	$974,821	61.9%	$13.03

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 for the leases expiring during the applicable period, by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable lease by (ii) square footage under such lease. Excludes annualized base rent associated with ground leases.

(3)	This lease contains an early termination right that provides the tenant the right to terminate upon 90 days prior written notice if the co-tenancy clause in its lease is not met for 12 consecutive months.

Bermuda Crossroads Lease Expirations

The following table sets forth the lease expirations for leases not subject to ground leases and in place at Bermuda Crossroads for each of the ten full calendar years beginning January 1, 2013, plus available space as of December 31, 2012. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring	% Property Net Rentable Square Feet(1)	Annualized Base Rent(2)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(3)
Available	—	7,100	6.4%	—	—	—
2013	3	10,569	9.5	$171,559	12.0%	$16.23
2014	1	2,000	1.8	41,520	2.9	20.76
2015	1	7,686	6.9	71,249	5.0	9.27
2016	—	—	—	—	—	—
2017	6	33,618	30.1	490,163	34.4	14.58
2018	1	1,600	1.4	28,800	2.0	18.00
2019	—	—	—	—	—	—
2020	—	—	—	—	—	—
2021	—	—	—	—	—	—
2022	1	37,961	34.0	437,690	30.7	11.53
2023	1	6,032	5.4	108,576	7.6	18.00
Thereafter	1	5,000	4.5	76,500	5.4	15.30

Total / Weighted Average	15	111,566	100.0%	$1,426,057	100.0%	$13.65

(1)	Percentage of property net rentable square feet excludes an aggregate of 139,356 square feet of building space subject to two ground leases to O’Charley’s and IHOP. The 91,140 square foot ground lease to O’Charley’s will expire on April 30, 2018, and the 48,216 square foot ground lease to IHOP will expire on December 31, 2027.

(2)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 for the leases expiring during the applicable period, by (ii) 12. Annualized base rent excludes an aggregate of $148,500 of rent pursuant to the two ground leases described in Note 1 above.

(3)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable lease by (ii) square footage under such lease.

Bermuda Crossroads Percentage Leased and Base Rent

The following table sets forth the percentage leased and annualized base rent per leased square foot for Bermuda Crossroads as of the dates indicated below:

Date	Percentage Leased(1)	Annualized Base Rent Per Leased Square Foot(2)
December 31, 2012	93.6%	$13.65
December 31, 2011	90.3	12.61
December 31, 2010	95.3	12.69

(1)	Percentage leased is calculated as (i) square footage under commenced leases as of the date indicated, divided by (ii) net rentable square feet, expressed as a percentage. Percentage of property net rentable square feet excludes square feet leased pursuant to two ground leases to O’Charley’s and IHOP. See “—Ground Leases of Retail Portfolio”.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements)) for the month ended as of the date indicated multiplied by 12, by (ii) square footage under commenced leases as of the date indicated. Annualized base rent excludes rent pursuant to the two ground leases described above.

Broad Creek Shopping Center

Broad Creek Shopping Center is a 43 acre retail center. We own improvements on this land that contain 227,750 square feet of rentable retail space in Norfolk, Virginia. We also lease land in this retail center to third parties pursuant to six ground leases. The center was built in three phases starting in 1997, with the final phase completed six years later in 2001. The property is located off the Military Highway in one of Norfolk’s busiest shopping districts that is easily accessible by Interstate 64. As of December 31, 2012, the retail center was approximately 95.5% occupied and anchored by Home Depot, which leases 130,000 square feet. Other major tenants include Food Lion, PetsMart, Party City and Salon Plaza.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of the Broad Creek Shopping Center.

Broad Creek Shopping Center Primary Tenants

The following table summarizes information regarding the top five tenants, by annualized base rent, of Broad Creek Shopping Center as of December 31, 2012:

Tenant	Principal Nature of Business	Lease Expiration		Total Leased Square Feet	Square Foot Leased Pursuant to Ground Leases	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent Per Leased Square Foot(2)
Home Depot	Lumber & Supplies	1/31/2019		130,000	N/A	57.1%	$1,573,000	45.4%	$12.10
Food Lion	Grocery	8/12/2017	(3)	33,000	N/A	14.5	338,250	9.8	10.25
PetsMart	Pet Supplies	1/31/2017		20,114	N/A	8.8	315,388	9.1	15.68
Party City	Dept. Store	1/31/2019		11,708	N/A	5.1	194,353	5.6	16.60
7-Eleven	Convenience Store	11/30/2022		Ground	51,836	N/A	145,200	4.2	N/A

Top 5 Total/ Weighted Average				194,822	51,836	85.5%	$2,566,191	74.1%	$12.43

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable lease by (ii) square footage under such lease. Excludes annualized base rent associated with ground leases.

(3)	This lease contains an early termination right that allows the tenant to terminate at any time during the term of the lease if zoning or other restrictions prevent the tenant from using the leased premises to conduct its business.

Broad Creek Shopping Center Lease Expirations

The following table sets forth the lease expirations for leases not subject to ground leases and in place at Broad Creek Shopping Center as of December 31, 2012 for each of the ten full calendar years beginning January 1, 2013, plus available space as of December 31, 2012. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring	% Property Net Rentable Square Feet(1)	Annualized Base Rent(2)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(3)
Available	—	10,174	4.5%	—	—	—
2013(4)	3	3,120	1.4	$81,619	2.8%	$26.16
2014	1	2,000	0.9	44,000	1.5	22.00
2015	1	1,492	0.6	24,588	0.8	16.48
2016	4	5,040	2.2	100,195	3.5	19.88
2017	4	56,364	24.7	714,524	24.7	12.68
2018(5)	3	6,360	2.8	138,874	4.8	21.84
2019	2	141,708	62.2	1,767,353	61.0	12.47
2020	1	1,492	0.7	23,871	0.9	16.00
2021	—	—	—	—	—	—
2022	—	—	—	—	—	—
2023	—	—	—	—	—	—
Thereafter	—	—	—	—	—	—

Total/Weighted Average	19	227,750	100.0%	$2,895,024	100.0%	$13.31

(1)	Percentage leased is calculated as (i) square footage under commenced leases as of the date indicated, divided by (ii) net rentable square feet, expressed as a percentage. Percentage of property net rentable square feet excludes an aggregate of 299,170 square feet leased pursuant to six ground leases to 7-Eleven, Ruby Tuesdays, IHOP, Kentucky Fried Chicken, Wendy’s and Chick-Fil-A. The 51,836 square foot ground lease to 7-Eleven will expire on November 30, 2022. The 51,401 square foot ground lease to Ruby Tuesdays will expire on January 31, 2016. The 66,995 square foot ground lease to IHOP will expire on November 30, 2025. The 43,560 square foot ground lease to Kentucky Fried Chicken will expire on October 7, 2019. The 44,649 square foot ground lease to Wendy’s will expire on December 31, 2017. The 40,729 square foot ground lease to Chick-Fil-A will expire on October 31, 2018. See “—Ground Leases of Retail Portfolio.”

(2)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 for the leases expiring during the applicable period by (ii) 12. Annualized base rent excludes an aggregate of $572,291 of rent pursuant to the six ground leases described in the preceding footnote.

(3)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable lease by (ii) square footage under such lease.

(4)	Includes $18,000 of annualized base rent for billboard lease to Adam’s Outdoor Advertising.

(5)	Includes $11,880 of annualized base rent for ATM lease to Wachovia.

Broad Creek Shopping Center Percentage Leased and Base Rent

The following table sets forth the percentage leased, annualized base rent per leased square foot and average net effective annual base rent per leased square foot for Broad Creek Shopping Center as of the dates indicated below:

Date	Percentage Leased(1)	Annualized Base Rent Per Leased Square Foot(2)
December 31, 2012	95.5%	$13.31
December 31, 2011	91.9	14.69
December 31, 2010	91.5	14.46

(1)	Percentage leased is calculated as (i) square footage under commenced leases as of the date indicated, divided by (ii) net rentable square feet, expressed as a percentage. Percentage of property net rentable square feet excludes square feet leased pursuant to six ground leases to 7-Eleven, Ruby Tuesdays, IHOP, Kentucky Fried Chicken, Wendy’s, Chick-Fil-A.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements)) for the month ended as of the date indicated multiplied by 12, by (ii) square footage under commenced leases as of the date indicated. Annualized base rent excludes rent pursuant to the six ground leases described in Note 1 above.

Broad Creek Shopping Center Ground Leases

We lease the land upon which the property is located from the third-party land owner pursuant to two ground leases. One of the ground leases expires on May 31, 2047. This ground lease permits us to renew or extend the ground lease for four successive ten-year terms, subject to certain conditions. As of December 31, 2012, we were required to pay $28,284 per month under this ground lease, and such rent will increase to $31,112 on June 1, 2017 and will increase at the beginning of each five year period that follows by 10% of the prior rent. The other ground lease expires on August 31, 2048. This ground lease permits us to renew or extend the ground lease for four successive ten-year terms, subject to certain conditions. As of December 31, 2012, we are required to pay $57,147 per month under this ground lease. The rent will increase on September 1, 2013 to $62,862 per month for the following five years and will increase at the beginning of each five year period that follows by 10% of the prior rent.

Courthouse 7-Eleven

Courthouse 7-Eleven is a convenience store property that has 3,177 square feet of leasable space located in Virginia Beach, Virginia. The property is located at the intersection of Nimmo Parkway and Princess Anne Road, driving high volumes of traffic to the location. The property was built in 2011.

As of December 31, 2012, Courthouse 7-Eleven was 100% occupied by a 7-Eleven convenience store and generated annualized base rent of approximately $125,000 or $39.35 per leased square foot. Assuming no renewal options and no early termination rights, the lease will expire on December 31, 2026.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment to Courthouse 7-Eleven.

Courthouse 7-Eleven Percentage Leased and Base Rent

The following table sets forth the percentage leased and annualized base rent per leased square foot for Courthouse 7-Eleven as of the date indicated below:

Date	Percentage Leased(1)	Annualized Base Rent Per Leased Square Foot(2)
December 31, 2012	100.0%	$39.35

(1)	Percentage leased column is calculated as (i) square footage under commenced leases as of the date indicated, divided by (ii) net rentable square feet, expressed as a percentage.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements)) for the month ended as of the date indicated multiplied by 12, by (ii) square footage under commenced leases as of the date indicated.

Tyre Neck Harris Teeter

We lease the land underlying the Tyre Neck Harris Teeter to a third party pursuant to a ground lease pertaining to 202,107 square feet of land located on Tyre Neck Road in Portsmouth, Virginia. This property was completed in 2012. Harris Teeter is the sole tenant of the space pursuant to a long-term ground lease on the property and has been the anchor tenant since 2012.

As of December 31, 2012, Tyre Neck Harris Teeter generated an annualized base rent of approximately $507,600. Assuming no renewal options and no early termination rights, Harris Teeter’s lease will expire on May 8, 2032.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of Tyre Neck Harris Teeter.

Tyre Neck Harris Teeter Percentage Leased and Base Rent

The following table sets forth the percentage leased, annualized base rent per leased square foot and average net effective annual base rent per leased square foot for Tyre Neck Harris Teeter as of the dates indicated below:

Date	Percentage Leased(1)
December 31, 2012	100.0%
December 31, 2011	100.0
December 31, 2010	94.2

(1)	Percentage leased is calculated as (i) square footage under commenced leases as of the date indicated, divided by (ii) net rentable square feet, expressed as a percentage.

Tyre Neck Ground Lease

We lease the land upon which the property is located from the third-party landowner pursuant to a ground lease that expires on May 31, 2032. As of December 31, 2012, this property is currently in the fourth year of the ground lease. The ground lease will automatically be extended for ten successive extension periods of five years each following the initial term, subject to certain conditions. As of December 31, 2012, our monthly payments pursuant to the lease were $16,250. The rent payments will increase by 5% on July 1, 2014 to $17,062 per month and will increase by 5% every five years thereafter during the remaining term of the lease.

Gainsborough Square

Gainsborough Square is an 88,862 square foot retail center situated on 10 acres in central Chesapeake, Virginia. The property is located on North Battlefield Boulevard, one of the major thoroughfares in the region, which brings traffic from local residential communities and the Chesapeake Regional Medical Center. Gainsborough Square was completed in 1999. As of December 31, 2012, Gainsborough Square was approximately 93% occupied with Food Lion as the major tenant leasing approximately 44,900 square feet. Other tenants include Rite-Aid, Navy Federal Credit Union, Pirate’s Cove Restaurant, Nagoya Sushi and Lucky Star Chinese Restaurant along with several other small retailers.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of Gainsborough Square.

Gainsborough Square Primary Tenants

The following table summarizes information regarding the top five tenants, by annualized base rent, of Gainsborough Square as of December 31, 2012:

Tenant	Principal Nature of Business	Lease Expiration	Total Leased Square Feet	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)
Food Lion	Grocery	12/7/2019	44,874	50.5%	$506,627	39.6%	$11.29
Rite Aid	Pharmacy	1/24/2020	10,908	12.3	254,811	19.9	23.36
Navy Federal Credit Union	Bank	3/31/2015	6,400	7.2	131,008	10.2	20.47
Pirate’s Cove Restaurant	Restaurant	10/31/2019	4,800	5.4	84,048	6.6	17.51
Subway	Restaurant	1/18/2015	1,600	1.8	41,056	3.2	25.66

Top 5 Total/Weighted Average			68,582	77.2%	$1,017,550	79.5%	$14.84

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable lease by (ii) square footage under such lease.

Gainsborough Square Lease Expirations

The following table sets forth the lease expirations for leases in place at Gainsborough Square as of December 31, 2012 for each of the ten full calendar years beginning January 1, 2013, plus available space as of December 31, 2012. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)
Available	—	6,240	7.0%	—	—	—
2013	1	1,200	1.4	$22,920	1.8%	$19.10
2014	—	—	—	—	—	20.26
2015	7	16,040	18.1	324,946	25.4	18.36
2016	—	—	—	—	—	—
2017	2	3,200	3.6	58,752	4.6	18.36
2018	—	—	—	—	—	—
2019	2	49,674	55.9	590,675	46.1	11.89
2020	2	12,508	14.0	283,612	22.1	22.67
2021	—	—	—	—	—	—
2022	—	—	—	—	—	—
2023	—	—	—	—	—	—
Thereafter	—	—	—	—	—	—

Total / Weighted Average	14	88,862	100.0%	$1,280,905	100.0%	$15.50

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 for the leases expiring during the applicable period by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable leases by (ii) square footage under such lease.

Gainsborough Square Percentage Leased and Base Rent

The following table sets forth the percentage leased and annualized base rent per leased square foot for Gainsborough Square as of the dates indicated below:

Date	Percentage Leased(1)	Annualized Base Rent per Leased Square Foot(2)
December 31, 2012	93.0%	$15.50
December 31, 2011	91.2	15.38
December 31, 2010	91.2	15.41

(1)	Percentage leased column is calculated as (i) square footage under commenced leases as of the date indicated, divided by (ii) net rentable square feet, expressed as a percentage.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements)) for the month ended as of the date indicated multiplied by 12, by (ii) square footage under commenced leases as of the date indicated.

Hanbury Village

Hanbury Village is a 17-acre retail center with 61,049 net rentable square feet located in Chesapeake, Virginia. Construction on Hanbury Village was completed in 2009. The property is situated just off the Chesapeake Expressway in close proximity to the residential communities in the area. As of December 31, 2012, Hanbury Village was approximately 85% occupied. Tenants include Bon Secours, The Little Gym, Walgreens and other small shop retail tenants. Hanbury Village has an outparcel of 53,579 square feet of land that is ground leased by 7-Eleven and an outparcel of 52,409 square feet of land that is ground leased by Harris Teeter.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of Hanbury Village.

Hanbury Village Primary Tenants

The following table summarizes information regarding the top five tenants, by annualized base rent, of Hanbury Village as of December 31, 2012:

Tenant	Principal Nature of Business	Lease Expiration	Total Leased Square Feet	Square Foot Leased Pursuant to Ground Leases	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent Per Leased Square Foot(2)
Harris Teeter	Grocery	10/31/2026	Ground	52,409	N/A	$922,398	38.4%	N/A
Walgreens	Dept. Store	12/31/2083	14,820	N/A	24.3%	447,564	18.6	$30.20
7-Eleven	Convenience Store	3/31/2027	N/A	53,579	N/A	145,200	6.0	N/A
Costa Azul Mexican Restaurant	Restaurant	2/2/2014	3,600	N/A	5.9	94,608	3.9	26.28
The Little Gym	Children’s Gym	1/31/2017	3,916	N/A	6.4	89,441	3.7	22.84

Top 5 Total / Weighted Average			22,336	105,988	36.6%	$1,699,211	70.6%	$28.28

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 for the leases expiring during the applicable period by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable leases by (ii) square footage under such lease. Excludes annualized base rent associated with ground leases.

Hanbury Village Lease Expirations

The following table sets forth the lease expirations for leases in place at Hanbury Village as of December 31, 2012 for each of the ten full calendar years beginning January 1, 2013, plus available space as of December 31, 2012. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring	% Property Net Rentable Square Feet(1)	Annualized Base Rent(2)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(3)
Available	—	9,325	15.3%	—	—	—
2013	1	3,360	5.5	$86,990	6.5%	$25.89
2014	2	5,000	8.2	124,176	9.3	24.84
2015	2	2,850	4.7	61,431	4.6	21.55
2016	4	5,728	9.4	149,849	11.2	26.16
2017	5	11,976	19.6	280,775	21.1	23.44
2018	—	—	—	—	—	—
2019	1	3,990	6.5	83,790	6.3	21.00
2020	—	—	—	—	—	—
2021	1	1,200	2.0	28,800	2.2	24.00
2022	—	—	—	—	—	—
2023	—	—	—	—	—	—
Thereafter	2	17,620	28.8	516,752	38.8	29.33

Total / Weighted Average	18	61,049	100.0%	$1,332,563	100.0%	$25.76

(1)	Percentage of property net rentable square feet and excludes a 53,579 square foot ground lease to 7-Eleven that will expire on March 31, 2027 and a 52,409 square foot ground lease to Harris Teeter that will expire on October 31, 2026.

(2)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 for the leases expiring during the applicable period by (ii) 12. Annualized base rent excludes an aggregate of $1,067,598 of rent pursuant to the two ground leases described in Note 1 above.

(3)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable lease by (ii) square footage under such lease.

Hanbury Village Percentage Leased and Base Rent

The following table sets forth the percentage leased and annualized base rent per leased square foot for Hanbury Village as of the dates indicated below:

Date	Percentage Leased(1)	Annualized Base Rent Per Leased Square Foot(2)
December 31, 2012	84.7%	$25.76
December 31, 2011	95.3	21.82
December 31, 2010	96.5	21.96

(1)	Percentage leased is calculated as (i) square footage under commenced leases as of the date indicated, divided by (ii) net rentable square feet, expressed as a percentage. Percentage of property net rentable square feet excludes ground lease to 7-Eleven and Harris Teeter.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements)) for the month ended as of the date indicated multiplied by 12, by (ii) square footage under commenced leases as of the date indicated. Annualized base rent excludes rent pursuant to the ground lease described in Note 1 above.

North Point Center

North Point Center is a 62 acre retail center with 215,699 square feet of leasable space across six parcels in northwest Durham, North Carolina. North Point Center also includes 1,439,455 square feet of land ground leased to multiple tenants. North Point Center is located on North Point Drive approximately two miles from Duke University. Construction on the North Point Center began in 1997 and was completed in four phases, with construction of the final phase completed in 2009. The retail center is occupied by multiple triple net and ground lease tenants. As of December 31, 2012, North Point Center was approximately 91% occupied with anchor tenants including Home Depot, Costco and Kroger. The retail center has other well-known national retail tenants such as Bed, Bath & Beyond, Ross, PetsMart, IHOP, Texas Roadhouse, Verizon and GNC.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of North Point Center.

North Point Center Primary Tenants

The following table summarizes information regarding the top five tenants, by annualized base rent, of North Point Center as of December 31, 2012:

Tenant	Principal Nature of Business	Lease Expiration		Total Leased Square Feet	Square Foot Leased Pursuant to Ground Leases	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)
Kroger	Grocery Store	8/31/2018		57,590	N/A	26.7%	$552,864	16.4%	$9.60
Home Depot	Lumber & Supplies	1/31/2023		Ground	544,500	N/A	459,600	13.6	N/A
Costco	Wholesale	9/30/2025		Ground	787,129	N/A	441,529	13.1	N/A
Ross	Dept. Store	1/31/2017		30,187	N/A	14.0	324,510	9.6	10.75
PetsMart	Pet Supplies	1/31/2015	(3)	26,148	N/A	12.1	303,317	9.0	11.60

Top 5 Total / Weighted Average				113,925	1,331,629	52.8%	$2,081,820	61.7%	$10.36

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable leases by (ii) square footage under such lease. Excludes annualized base rent associated with ground leases.

(3)	This lease contains an early termination right that allows the tenant to terminate the lease if at least two of three specified tenants fail to maintain leases at the property for 12 consecutive months.

North Point Center Lease Expirations

The following table sets forth the lease expirations for leases not subject to ground leases and in place at North Point Center as of December 31, 2012 for each of the ten full calendar years beginning January 1, 2013, plus available space as of December 31, 2012. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring	% Property Net Rentable Square Feet(1)	Annualized Base Rent(2)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(3)
Available	—	19,300	8.9%	—	—	—
2013	1	2,247	1.0	$31,458	1.4%	$14.00
2014	5	14,505	6.7	203,672	8.8	14.04
2015	2	29,158	13.5	347,714	15.0	11.93
2016	2	7,485	3.5	130,124	5.6	17.38
2017	2	42,247	19.6	469,230	20.2	11.11
2018	2	62,590	29.0	614,114	26.4	9.81
2019	1	4,500	2.1	171,000	7.3	38.00
2020	—	—	—	—	—	—
2021	—	—	—	—	—	—
2022	2	31,527	14.6	338,404	14.6	10.73
2023	—	—	—	—	—	—
Thereafter	1	2,140	1.1	19,046	0.7	8.90

Total / Weighted Average	18	215,699	100.0%	$2,324,762	100.0%	$11.84

(1)	Percentage of property net rentable square feet excludes 1,439,455 square feet pursuant to four ground leases to Costco, Home Depot, Texas Roadhouse and IHOP.

(2)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 for the leases expiring during the applicable period by (ii) 12. Annualized base rent excludes an aggregate of $1,048,135 of rent pursuant to the four ground leases described in Note 1 above. See “—Ground Leases of Retail Portfolio.”

(3)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable lease by (ii) square footage under such lease.

North Point Center Percentage Leased and Base Rent

The following table sets forth the percentage leased, annualized base rent per leased square foot and average net effective annual base rent per leased square foot for North Point Center as of the dates indicated below:

Date	Percentage Leased(1)	Annualized Base Rent Per Leased Square Foot(2)
December 31, 2012	91.1%	$11.84
December 31, 2011	88.7	11.03
December 31, 2010	88.1	11.86

(1)	Percentage leased is calculated as (i) square footage under commenced leases as of the date indicated, divided by (ii) net rentable square feet, expressed as a percentage. Percentage of property net rentable square feet excludes an aggregate of 1,439,455 square feet of land leased pursuant to four ground leases to Costco, Home Depot, Texas Roadhouse and IHOP.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements)) for the month ended as of the date indicated multiplied by 12, by (ii) square footage under commenced leases as of the date indicated. Annualized base rent excludes rent pursuant to the four ground leases described in Note 1 above.

Parkway Marketplace

Parkway Marketplace is a four acre shopping center with 37,804 square feet of leasable space located in close proximity to Interstate 64 in Virginia Beach, Virginia. Parkway Marketplace was built in 1998. As of December 31, 2012, Parkway Marketplace was 100% occupied. The retail center is anchored by a corporate-owned Food Lion and a Rite-Aid.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of Parkway Marketplace.

Parkway Marketplace Primary Tenants

The following table summarizes information regarding the top five tenants, by annualized base rent, of Parkway Marketplace as of December 31, 2012:

Tenant	Principal Nature of Business	Lease Expiration		Total Leased Square Feet	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)
Rite Aid	Pharmacy	9/5/2018		11,202	29.6%	$229,382	30.4%	$20.48
Chartway FCU	Bank	8/31/2016		3,200	8.5	$77,024	10.2	24.07
Radio Shack	Electronic Goods	3/31/2017		2,700	7.1	46,575	6.2	17.25
Pizza Express, Inc.	Restaurant	9/30/2022		2,100	5.6	46,200	6.1	22.00
ABC Store	Liquor Store	6/30/2015	(3)	2,335	6.2	40,442	5.4	17.32

Top 5 Total/Weighted Average				21,537	57.0%	$439,623	58.3%	$20.41

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable lease by (ii) square footage under such lease.

(3)	This lease contains an early termination right that allows the tenant to terminate if the primary anchor store vacates or ceases operations by providing notice within 18 months after the primary tenant vacates or ceases operations.

Parkway Marketplace Lease Expirations

The following table sets forth the lease expirations for leases in place at Parkway Marketplace for each of the ten full calendar years beginning January 1, 2013, plus available space as of December 31, 2012. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent Per Leased Square Foot(2)
Available	—	—	—	—	—	—
2013	5	8,800	23.3%	$170,880	22.7%	$19.42
2014	1	1,600	4.2	37,584	5.0	23.49
2015	1	2,335	6.2	40,442	5.4	17.32
2016	3	5,367	14.2	116,373	15.4	21.68
2017	2	4,200	11.1	72,975	9.7	17.38
2018	1	11,202	29.6	229,382	30.4	20.48
2019	1	2,200	5.8	39,732	5.3	18.06
2020	—	—	—	—	—	—
2021	—	—	—	—	—	—
2022	1	2,100	5.6	46,200	6.1	22.00
2023	—	—	—	—	—	—
Thereafter	—	—	—	—	—	—

Total/Weighted Average	15	37,804	100.0%	$753,568	100.0%	$19.93

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable lease by (ii) square footage under such lease.

Parkway Marketplace Percentage Leased and Base Rent

The following table sets forth the percentage leased and annualized base rent per leased square foot for Parkway Marketplace as of the dates indicated below:

Date	Percentage Leased(1)	Annualized Base Rent Per Leased Square Foot(2)
December 31, 2012	100.0%	$19.93
December 31, 2011	92.9	19.25
December 31, 2010	88.5	19.15

(1)	Percentage leased is calculated as (i) square footage under commenced leases as of the date indicated, divided by (ii) net rentable square feet, expressed as a percentage.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements)) for the month ended as of the date indicated multiplied by 12, by (ii) square footage under commenced leases as of the date indicated.

Harrisonburg Regal

Harrisonburg Regal is a 10-acre movie theater retail property with 49,000 square feet of leasable space in Harrisonburg, Virginia. This property is located on University Boulevard just outside the campus of James Madison University. The property was built in 1999 and is 100% occupied by a sole tenant, Regal Cinemas.

As of December 31, 2012, Harrisonburg Regal generated annualized base rent of approximately $683,600, or $13.95 per leased square foot. Assuming no renewal options and no early termination rights, Regal Cinemas’ lease will expire on April 23, 2019.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of Harrisonburg Regal.

Harrisonburg Regal Percentage Leased and Base Rent

The following table sets forth the percentage leased, annualized base rent per leased square foot and average net effective annual base rent per leased square foot for Harrisonburg Regal as of the dates indicated below:

Date	Percentage Leased(1)	Annualized Base Rent Per Leased Square Foot(2)
December 31, 2012	100.0%	$13.95
December 31, 2011	100.0	13.95
December 31, 2010	100.0	13.95

(1)	Percentage leased column is calculated as (i) square footage under commenced leases as of the date indicated, divided by (ii) net rentable square feet, expressed as a percentage.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements)) for the month ended as of the date indicated multiplied by 12, by (ii) square footage under commenced leases as of the date indicated.

Dick’s at Town Center

Dick’s at Town Center is a 100,804 square foot retail center located in the Virginia Beach Town Center. The property was built in 2002. As of December 31, 2012, Dick’s at Town Center was approximately 91% occupied and is anchored by a Dick’s Sporting Goods retail store as well as Guadalajara, a Mexican-themed restaurant.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of Dick’s at Town Center.

Dick’s at Town Center Primary Tenants

The following table summarizes information regarding the tenants of Dick’s at Town Center as of December 31, 2012:

Tenant	Principal Nature of Business	Lease Expiration	Total Leased Square Feet	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent Per Leased Square Foot(2)
Dick’s Sporting Goods	Sporting Goods	1/31/2020	84,000	83.3%	$798,000	87.8%	$9.50
Guadalajara	Restaurant	1/31/2023	8,152	8.1	110,460	12.2	13.55

Total/Weighted Average			92,152	91.4%	$908,460	100.0%	$9.86

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable lease by (ii) square footage under such lease.

Dick’s at Town Center Lease Expirations

The following table sets forth the lease expirations for leases in place at Dick’s at Town Center, for each of the ten full calendar years beginning January 1, 2013, plus available space as of December 31, 2012. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)
Available	—	8,652	8.6%	—	—	—
2013	—	—	—	—	—	—
2014	—	—	—	—	—	—
2015	—	—	—	—	—	—
2016	—	—	—	—	—	—
2017	—	—	—	—	—	—
2018	—	—	—	—	—	—
2019	—	—	—	—	—	—
2020	1	84,000	83.3	$798,000	87.8%	$9.50
2021
2022	—	—	—	—	—	—
2023	1	8,152	8.1	110,460	12.2	13.55
Thereafter

Total/Weighted Average	2	100,804	100.0%	$908,460	100.0%	$9.86

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 for the leases expiring during the applicable period by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable lease by (ii) square footage under such lease.

Dick’s at Town Center Percentage Leased

The following table sets forth the percentage leased and annualized base rent per leased square foot for Dick’s at Town Center as of the dates indicated below:

Date	Percentage Leased(1)	Annualized Base Rent Per Leased Square Foot(2)
December 31, 2012	91.4%	$9.86
December 31, 2011	91.4	9.80
December 31, 2010	91.4	11.21

(1)	Percentage leased is calculated as (i) square footage under commenced leases as of the date indicated, divided by (ii) net rentable square feet, expressed as a percentage.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements)) for the month ended as of the date indicated multiplied by 12, by (ii) square footage under commenced leases as of the date indicated.

249 Central Park Retail

249 Central Park Retail is a 92,515 square foot retail center located in the Virginia Beach Town Center. The retail center was built in 2004. As of December 31, 2012, the property was approximately 99% occupied, with major tenants including Strayer University, Armada Hoffler, Cheesecake Factory, Brooks Brothers and Gordon Biersch.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of 249 Central Park Retail.

249 Central Park Retail Primary Tenants

The following table summarizes information regarding the top five tenants, by annualized base rent, of 249 Central Park Retail as of December 31, 2012. We occupy space in this property as described in the notes to the tables below:

Tenant	Principal Nature of Business	Lease Expiration	Total Leased Square Feet	% Property Net Rentable Square Feet(4)	Annualized Base Rent(1)		% of Property Annualized Base Rent(4)	Annualized Base Rent Per Leased Square Foot(2)
Strayer University	Secondary Education	6/30/2014	13,906	15.0%	$406,751		16.2%	$29.25
Cheesecake Factory	Restaurant	1/31/2025(3)	11,507	12.4	368,224		14.7	32.00
Armada Hoffler	Real Estate Services	5/31/2016	13,839	15.0	299,338	(4)	11.9	21.63
Issue Track, Inc.	Software Services	8/31/2015	11,955	12.9	297,082		11.8	24.85
Brooks Bros.	Apparel	5/31/2016	8,593	9.3	270,680		10.8	31.50

Top 5 Total / Weighted Average			59,800	64.6%	$1,642,075		65.4%	$27.46

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable lease by (ii) square footage under such lease.

(3)	This lease contains an early termination right that allows the tenant to terminate if its gross sales fall below specified thresholds as of the sixth and tenth years of the lease. Notice of the intent to terminate must be provided on May 1 of the year following the sixth or tenth year of the lease and termination would be effective 12 months after notice is given.

(4)	As of December 31, 2012, we occupied 13,839 square feet at this property at an annualized base rent of $299,338, or $21.63 per leased square foot, which amounts are reflected in the % property net rentable square feet and % of property annualized base rent columns in the table above. In the combined financial statements of our Predecessor and following completion of this offering and the formation transactions, the rent paid by us will be eliminated from our revenues in consolidation.

249 Central Park Retail Lease Expirations

The following table sets forth the lease expirations for leases in place at 249 Central Park Retail for each of the ten full calendar years beginning January 1, 2013, plus available space as of December 31, 2012. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent Per Leased Square Foot(2)
Available	—	1,199	1.3%	—	—	—
2013	1	128	0.1	$720	0.0%	$5.63
2014	4	20,310	22.0	545,824	21.7	26.87
2015	1	11,955	12.9	297,082	11.8	24.85
2016(3)	5	39,519	42.7	1,030,832	41.1	26.08
2017	—	—	—	—	—	—
2018	—	—	—	—	—	—
2019	—	—	—	—	—	—
2020	—	—	—	—	—	—
2021	1	7,897	8.5	268,498	10.7	34.00
2022
2023	—	—	—	—	—	—
Thereafter	1	11,507	12.5	368,224	14.7	32.00

Total / Weighted Average	13	92,515	100.0%	$2,511,180	100.0%	$27.50

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 for the leases expiring during the applicable period by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable lease by (ii) square footage under such lease.

(3)	As of December 31, 2012, we occupied 13,839 square feet at this property at an annualized base rent of $299,338, or $21.63 per leased square foot, which amounts are reflected in the table above.

249 Central Park Retail Percentage Leased and Base Rent

The following table sets forth the percentage leased and annualized base rent per leased square foot for 249 Central Park Retail as of the dates indicated below:

Date	Percentage Leased(1)(3)	Annualized Base Rent per Leased Square Foot(2)(3)
December 31, 2012	98.7%	$27.50
December 31, 2011	100.0	26.73
December 31, 2010	100.0	26.73

(1)	Percentage leased column is calculated as (i) square footage under commenced leases as of the date indicated, divided by (ii) net rentable square feet, expressed as a percentage.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements)) for the month ended as of the date indicated multiplied by 12, by (ii) square footage under commenced leases as of the date indicated.

(3)	As of December 31, 2012, we occupied 18,839 square feet at this property at an annualized base rent of $299,338, or $21.63 per leased square foot, which amounts are reflected in the table above.

Studio 56 Retail

Studio 56 Retail is a 11,600 square foot retail center located in the Virginia Beach Town Center. The property was built in 2007. As of December 31, 2012, the property was approximately 85% occupied, with major tenants including McCormick & Schmick’s and Confetti: Café & Gelato.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of Studio 56 Retail.

Studio 56 Retail Primary Tenants

The following table summarizes information regarding the tenants of Studio 56 Retail as of December 31, 2012:

Tenant	Principal Nature of Business	Lease Expiration	Total Leased Square Feet	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)
McCormick & Schmick’s	Restaurant	12/31/2022	8,000	69.0%	$288,000	86.4%	$36.00
Confetti: Café & Gelato	Restaurant	7/31/2018	1,832	15.8	45,400	13.6	24.78

Total / Weighted Average			9,832	84.8%	$333,400	100.0%	$33.91

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable lease by (ii) square footage under such lease.

Studio 56 Lease Expirations

The following table sets forth the lease expirations for leases in place at Studio 56 Retail for each of the ten full calendar years beginning January 1, 2013, plus available space as of December 31, 2012. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)
Available	—	1,768	15.2%	—	—	—
2013	—	—	—	—	—	—
2014	—	—	—	—	—	—
2015	—	—	—	—	—	—
2016	—	—	—	—	—	—
2017	—	—	—	—	—	—
2018	1	1,832	15.8%	$45,400	13.6%	$24.78
2019
2020	—	—	—	—	—	—
2021	—	—	—	—	—	—
2022	1	8,000	69.0	288,000	86.4	36.00
2023
Thereafter	—	—	—	—	—	—

Total / Weighted Average	2	11,600	100.0%	$333,400	100.0%	$33.91

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 for the leases expiring during the applicable period by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable lease by (ii) square footage under such lease.

Studio 56 Retail Percentage Leased and Base Rent

The following table sets forth the percentage leased and annualized base rent per leased square foot for Studio 56 Retail as of the dates indicated below:

Date	Percentage Leased(1)	Annualized Base Rent Per Leased Square Foot(2)
December 31, 2012	84.8%	$33.91
December 31, 2011	84.8	33.63
December 31, 2010	84.8	36.00

(1)	Percentage leased is calculated as (i) square footage under commenced leases as of the date indicated, divided by (ii) net rentable square feet, expressed as a percentage.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements)) for the month ended as of the date indicated multiplied by 12, by (ii) square footage under commenced leases as of the date indicated.

Commerce Street Retail

The Commerce Street Retail property is a 20,123 square foot retail center located in the Virginia Beach Town Center. The property was built in 2008. As of December 31, 2012, the property was 100% occupied, with major tenants including the Yard House and Havana Nights restaurants.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of Commerce Street Retail.

Commerce Street Retail Primary Tenants

The following table summarizes information regarding the top five tenants, by annualized base rent, of Commerce Street Retail as of December 31, 2012:

Tenant	Principal Nature of Business	Lease Expiration	Total Leased Square Feet	% Property Net Rentable Square Feet	Annualized Base Rent(1)(3)	% of Property Annualized Base Rent	Annualized Base Rent Per Leased Square Foot(2)
Yard House	Restaurant	11/30/2023	10,760	53.5%	$538,000	69.0%	$50.00
Laser Skin & Vein-Dr. McDaniel	Cosmetic Services	1/31/2021	5,971	29.7	153,753	19.7	25.75
Havana Nights	Restaurant	6/30/2014	2,442	12.1	62,882	8.1	25.75
WVEC	Antenna	5/1/2018	rooftop	N/A	25,200	3.2	N/A
TC Block 7 Hotel	Café	6/30/2014	950	4.7	0	0.0	0.00

Top 5 Total / Weighted Average			20,123	100.0%	$779,835	100.0%	$38.75

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable lease by (ii) square footage under such lease.

(3)	TC Block 7 Hotel has a special rent structure. The entire cash flow from tenant’s business is payable to the landlord until the landlord has received sufficient funds to cover operating, real estate tax and insurance expenses. Any additional cash flow above this level is retained by tenant until tenant has recovered the full amount paid by tenant for tenant improvements put in place upon lease commencement. Any additional cash flow above this level is payable to us until we have recovered the full amount paid by us for the tenant improvements put in place upon lease commencement. Any additional cash flow is split between us and the tenant such that we receive (i) 70% of the cash flow until we receive $10,000 in one lease year, then (ii) 50% of cash flow until we receive an additional $5,000 in the same lease year and then (iii) 30% of cash flow thereafter.

Commerce Street Retail Lease Expirations

The following table sets forth the lease expirations for leases in place at Commerce Street Retail for each of the ten full calendar years beginning January 1, 2012, plus available space as of December 31, 2012. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)
Available	—	—	—	—	—	—
2013	—	—	—	—	—	—
2014	2	3,392	16.8%	$62,882	8.1%	$18.54
2015
2016	—	—	—	—	—	—
2017	—	—	—	—	—	—
2018(3)	1	—	—	25,200	3.2	—
2019
2020	—	—	—	—	—	—
2021	1	5,971	29.7	153,753	19.7	25.75
2022
2023	1	10,760	53.5	538,000	69.0	50.00
Thereafter

Total / Weighted Average	5	20,123	100.0%	$779,835	100.0%	$38.75

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 for the leases expiring during the applicable period by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable lease by (ii) square footage under such lease.

(3)	Includes $25,200 of annualized base rent for a rooftop lease.

Commerce Street Retail Percentage Leased and Base Rent

The following table sets forth the percentage leased and annualized base rent per leased square foot for Commerce Street Retail as of the dates indicated below:

Date	Percentage Leased(1)	Annualized Base Rent Per Leased Square Foot(2)
December 31, 2012	100.0%	$38.75
December 31, 2011	100.0%	21.82
December 31, 2010	84.4%	22.44

(1)	Percentage leased is calculated as (i) square footage under commenced lease as of the date indicated, divided by (ii) net rentable square feet, expressed as a percentage. Percentage of property net rentable square feet includes a rooftop antenna lease. See “—Ground Leases of Retail Portfolio.”

(2)	Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements)) for the month ended as of the date indicated multiplied by 12, by (ii) square footage under commenced leases as of the date indicated.

Fountain Plaza Retail

The Fountain Plaza Retail property is a 35,961 square foot retail center located in the Virginia Beach Town Center. The property was built in 2004. As of December 31, 2012, the property was 100% occupied with major tenants, including restaurant chains Ruth’s Chris, Bravo! Cucino Italiana and Funny Bone, as well as retailer Ann Taylor Loft.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of Fountain Plaza Retail.

Fountain Plaza Retail Primary Tenants

The following table summarizes information regarding the top five tenants, by annualized base rent, of Fountain Plaza Retail as of December 31, 2012:

Tenant	Principal Nature of Business	Lease Expiration		Total Leased Square Feet	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent Per Leased Square Foot(2)
Ruth’s Chris	Restaurant	5/31/2025		10,507	29.2%	$321,514	33.1%	$30.60
Bravo! Cucino Italiana	Restaurant	1/31/2020		7,946	22.1	238,380	24.5	30.00
Funny Bone	Restaurant	6/30/2015		6,735	18.7	161,640	16.6	24.00
Sonoma Wine Bar	Restaurant	11/30/2015		3,833	10.7	153,320	15.8	40.00
Ann Taylor Loft	Apparel	1/31/2015	(3)	5,305	14.8	82,647	8.5	15.58

Top 5 Total/Weighted Average				34,326	95.5%	$957,501	98.5%	$27.89

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable lease by (ii) square footage under such lease.

(3)	This lease contains an early termination right that allows the tenant to terminate by providing 60 days prior written notice if a co-tenancy clause in its lease is not met for 12 consecutive months.

Fountain Plaza Retail Lease Expirations

The following table sets forth the lease expirations for leases in place at Fountain Plaza Retail for each of the ten full calendar years beginning January 1, 2013, plus available space as of December 31, 2012. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)
Available	—	—	—	—	—	—
2013	—	—	—	—	—	—
2014	—	—	—	—	—	—
2015	3	15,873	44.2%	$397,607	40.9%	$25.05
2016	1	1,635	4.5	14,925	1.5	9.13
2017
2018	—	—	—	—	—	—
2019	—	—	—	—	—	—
2020	1	7,946	22.1	238,380	24.5	30.00
2021
2022	—	—	—	—	—	—
2023	—	—	—	—	—	—
Thereafter	1	10,507	29.2	321,514	33.1	30.60

Total / Weighted Average	6	35,961	100.0%	$972,426	100.0%	$27.04

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 for the leases expiring during the applicable period by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable lease by (ii) square footage under such lease.

Fountain Plaza Retail Percentage Leased and Base Rent

The following table sets forth the percentage leased and annualized base rent per leased square foot for Fountain Plaza Retail as of the dates indicated below:

Date	Percentage Leased(1)	Annualized Base Rent Per Leased Square Foot(2)
December 31, 2012	100.0%	$27.04
December 31, 2011	100.0	28.27
December 31, 2010	95.5	29.22

(1)	Percentage leased column is calculated as (i) square footage under commenced leases as of the date indicated, divided by (ii) net rentable square feet, expressed as a percentage.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements)) for the month ended as of the date indicated multiplied by 12, by (ii) square footage under commenced leases as of the date indicated.

South Retail

South Retail is a 38,763 square foot retail center located in the Virginia Beach Town Center. The property was completed in 2002. As of December 31, 2012, the property was approximately 93% occupied with major tenants including the Town Center City Club, Red Star Tavern and California Pizza Kitchen.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of South Retail.

South Retail Primary Tenants

The following table summarizes information regarding the top five tenants, by annualized base rent, of South Retail as of December 31, 2012:

Tenant	Principal Nature of Business	Lease Expiration	Total Leased Square Feet	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)
Red Star Tavern	Restaurant	4/30/2014	6,363	16.4%	$230,977	28.0%	$36.30
Town Center City Club	Specialty	2/28/2019	8,368	21.6	166,942	20.2	19.95
California Pizza Kitchen, Inc.	Restaurant	8/25/2018	5,402	13.9	162,060	19.6	30.00
RBC Wealth Management	Bank	8/31/2015	5,632	14.5	135,393	16.4	24.04
Zushi	Restaurant	10/31/2016	2,706	7.0	66,000	8.0	24.39

Top 5 Total / Weighted Average			28,471	73.4%	$761,372	92.2%	$26.74

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable lease by (ii) square footage under such lease.

South Retail Lease Expirations

The following table sets forth the lease expirations for leases in place at South Retail for each of the ten full calendar years beginning January 1, 2013, plus available space as of December 31, 2012. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)
Available	—	2,908	7.5%	—	—	—
2013	1	1,830	4.7	$12,005	1.5%	$6.56
2014	1	6,363	16.4	230,977	28.0	36.60
2015	1	5,632	14.5	135,393	16.4	24.04
2016	2	7,471	19.3	117,986	14.3	15.79
2017	—	—	—	—	—	—
2018	1	5,402	13.9	162,060	19.6	30.00
2019	2	9,157	23.7	166,942	20.2	18.23
2020	—	—	—	—	—	—
2021	—	—	—	—	—	—
2022	—	—	—	—	—	—
2023	—	—	—	—	—	—
Thereafter	—	—	—	—	—	—

Total / Weighted Average	8	38,763	100.0%	$825,363	100.0%	$23.02

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2012 for the leases expiring during the applicable period by (ii) 12.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent under the applicable lease by (ii) square footage under such lease.

South Retail Percentage Leased and Base Rent

The following table sets forth the percentage leased and annualized base rent per leased square foot for South Retail as of the dates indicated below:

Date	Percentage Leased(1)	Annualized Base Rent Per Leased Square Foot(2)
December 31, 2012	92.5%	$23.02
December 31, 2011	92.5	24.91
December 31, 2010	92.5	24.80

(1)	Percentage leased is calculated as (i) square footage under commenced leases as of the date indicated, divided by (ii) net rentable square feet, expressed as a percentage.

(2)	Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements)) for the month ended as of the date indicated multiplied by 12, by (ii) square footage under commenced leases as of the date indicated.

Multifamily Portfolio

Our initial portfolio contains two multifamily properties with an aggregate of 626 units. As of December 31, 2012, our multifamily properties were 94.9% leased.

Property	Location	Year Built	Units(1)	% Leased	Annualized Base Rent(2)		Average Monthly Base Rent Per Leased Unit(3)
Smith’s Landing	Blacksburg, VA	2009	284	98.6%	$3,305,046		$984
The Cosmopolitan(4)	Virginia Beach, VA	2006	342	91.9	7,251,086	(5)	1,723	(6)

Total/Weighted Average			626	94.9%	$10,556,132	(5)	$1,375	(6)

(1)	Units represent the total number of apartment units available for rent at December 31, 2012.

(2)	For the properties in our multifamily portfolio, annualized base rent is calculated by multiplying (a) base rental payments for the month ended December 31, 2012 by (b) 12.

(3)	Average monthly base rent per leased unit represents the average monthly rent for all leased units for the month ended December 31, 2012.

(4)	This property includes 41,422 square feet of retail space.

(5)	Includes $752,604 of annualized rent from 14 retail leases.

(6)	Does not reflect base rent from retail leases.

Smith’s Landing

Smith’s Landing is a 284-unit multifamily property located in Blacksburg, Virginia. Built in 2009, Smith’s Landing is approximately two miles from the campus of Virginia Tech, which is the largest state university in Virginia with approximately 24,000 undergraduate students enrolled. As of December 31, 2012, Smith’s Landing was 98.6% leased and had an annualized rent of approximately $3.3 million and an average monthly base rent per leased unit of approximately $984.

Smith’s Landing Ground Lease

We lease the land upon which the property is located from the third-party land owner pursuant to a ground lease that expires on July 31, 2048. The ground lease will automatically be extended for five successive extension periods of five years each following the initial term, subject to certain conditions. As of December 31, 2012, we are required to pay the land owner $7,409 per month under this ground lease. The rent will increase on each anniversary of the lease to an amount equal to 102% of the prior year’s rent. In addition, during the initial term, we must pay the landlord annually a sum equal to 25% of the cash available, if any, for distribution (both cash flow and capital transactions, including sales and refinancings) and actually distributed to us from the property after the payment of a cumulative preferred return on our Predecessor’s initial investment equal to 10%. During the first renewal term, we must pay the landlord annually a sum equal to 50% of the cash available, if any, for distribution (both cash flow and capital transactions, including sales and refinancings) and actually distributed to us from the property after the payment of a cumulative preferred return on our Predecessor’s initial investment equal to 10%. This additional rent to be paid during renewal terms will increase by 5% of the cash available for distribution for each renewal term thereafter. For example, in the second renewal term we will be required to pay the landlord 55% of the cash available for distribution.

The Cosmopolitan

The Cosmopolitan is a 342-unit multifamily property built in 2006 and located within the Virginia Beach Town Center. In addition to the 342 multifamily units, The Cosmopolitan also has 41,422 square feet of retail space, which, as of December 31, 2012, generated annualized base rent of $752,604 pursuant to 14 retail leases at the property. As of December 31, 2012, the multifamily units at The Cosmopolitan were 91.9% leased and had an annualized base rent of approximately $6.5 million and an average monthly base rent per leased unit of approximately $1,723. As of December 31, 2012, the multifamily units and retail space at The Cosmopolitan generated an aggregate annualized base rent of approximately $7.3 million.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of The Cosmopolitan. The 2012 annual property taxes for the Cosmopolitan was $792,889 based on a tax rate of $1.34 per $100 of assessed value.

The following table sets forth the percentage leased and the average monthly base rent per leased unit for The Cosmopolitan as of the dates indicated below:

Date	Percentage Leased(1)	Average Monthly Base Rent per Leased Unit(2)
December 31, 2012	91.9%	$1,723
December 31, 2011	91.5%
December 31, 2010	91.8%
December 31, 2009	81.3%
December 31, 2008	88.9%

(1)	Percentage leased is calculated as (i) total units rented as of the dates indicated above, divided by (ii) total units available, expressed as a percentage.
(2)	Average monthly base rent per leased unit represents the average monthly rent for all leased units for the 12-month period ended as of the dates indicated above.

The Cosmopolitan Tax Basis and Depreciation

	Tax Basis	Net Value	Life in Years	Method Call under Modified Accelerated Cost Recovery System (MACRS)
Land	$984,945	$984,945	N/A
Building	43,989,721	36,449,397	27.5	Straight line
FF&E	7,219,657	754,915	5-7	Double Declining balance
Tenant Improvement	1,182,106	1,138,038	27.5	Straight line

	$53,376,429	$39,327,295

Property Under Contract

In addition to the properties in our identified development pipeline, prior to the completion of this offering, we will enter into a purchase agreement to acquire the Apprentice School Apartments project, which is currently under construction, from affiliates of our Predecessor, including Messrs. Hoffler, Haddad and Kirk and certain of our other officers. The Apprentice School Apartments are expected to have 197 units and approximately 28,000 square feet of retail space when completed and are located in Newport News, Virginia adjacent to the Newport News Apprentice School of Shipbuilding, a state-of-the-art educational facility that we are building for a related-party construction client. Under the terms of the development agreement with the Development Authority of the City of Newport News, ownership of the Apprentice School Apartments cannot be transferred to us until certain aspects of the overall development are completed, which we currently expect to occur in November 2013. Pursuant to the purchase agreement, we expect to acquire the Apprentice School Apartments project when these conditions, including the completion of the project’s overall construction, including the Apprentice School and Apprentice School Garage, have been met. We expect to acquire the Apprentice School Apartments for approximately $28.5 million, which will be comprised of approximately $4.6 million, repayment of a $3.0 million mezzanine loan which affiliates of our Predecessor borrowed to fund the equity portion of the project and the assumption of an approximately $20.9 million mortgage loan, which has a 30-year term and 5.66% interest rate. The purchase agreement will also provide for the release of certain of our directors and executive officers from guaranties of loans related to this project. The Apprentice School Apartments will be a well-located housing option for students of the Apprentice School, shipyard workers, locally-stationed military personnel and the residents of downtown Newport News who seek a high-quality and convenient rental option.

Our Identified Development Pipeline

The projects in our identified development pipeline are currently owned, and the development is being undertaken, by entities in which certain of our officers, including Messrs. Hoffler, Haddad and Kirk, own some or all of the interests. Except where otherwise indicated below, as part of the formation transactions, we will succeed to equity interests owned by the Armada Hoffler affiliates in these development entities and certain third parties will continue to own their existing interests in certain of these projects, as set forth in the table below. In addition, as part of the formation transactions, certain of our officers are expected to be released from any personal guarantees of loans related to the development project.

Property	Location	Property Type	Estimated Square Footage(1)		Estimated Units(1)	Estimated Cost(1)	Cost Incurred through December 31, 2012	Estimated Date of Completion(1)	Estimated Ownership %(1)	Principal Tenants
						(In thousands)	(In thousands)
Main Street Office(2)	Virginia Beach, VA	Office	234,000	(3)	N/A	$52,304	$750	July 2014	100%	Clark Nexsen, Development Authority of Virginia Beach(4)
Main Street Apartments(2)	Virginia Beach,	Multifamily	N/A		288	34,136	277	July 2014	100%	N/A
	VA
Jackson Street Apartments	Durham, NC	Multifamily	N/A		203	27,386	218	July 2014	80%	N/A
Sandbridge Commons	Virginia Beach,	Retail	75,000		N/A	14,141	266	September 2014	85%	Harris
	VA									Teeter(4)
Brooks Crossing	Newport News, VA	Office(5)	60,000		N/A	13,365	476	July 2014	65%	Huntington Ingalls(4), City of Newport News(4)
Greentree Shopping Center(6)	Chesapeake, VA	Retail	15,600		N/A	5,588	103	July 2014	100%	WaWa(4)

Total			384,600		491	$146,920	$2,090

(1)	Represents estimates that may change as the development process proceeds.

(2)	This property will be located within the Virginia Beach Town Center.

(3)	Approximately 83,600 square feet have been pre-leased by Clark Nexsen, an architectural firm. We expect approximately 23,300 square feet to be pre-leased by the Development Authority of Virginia Beach, although no lease has been signed as of the date of this prospectus.

(4)	No lease agreement has been signed as of the date of this prospectus. We expect the lease agreement to be in place prior to the commencement of construction on this project.

(5)	We expect that this property will include 28,200 square feet of retail space.

(6)	We expect this property to be adjacent to a Wal-Mart, which we will not own.

In November 2012, Armada Hoffler was selected by Johns Hopkins University, after an extensive competitive selection process, to join with the university in the redevelopment of a 1.12 acre property adjacent to the university’s Homewood campus in Baltimore, Maryland. The project is expected to include market-rate student housing, a hotel, retail space, restaurants and parking. The goal of the completed project will be to complement the Homewood campus and nearby Charles Village neighborhood and provide a catalyst for future development in the area. Upon completion of this offering and the formation transactions, we will succeed to Armada Hoffler’s right to develop and build the Johns Hopkins project.

The commencement of construction on all of the projects identified in the table above and the Johns Hopkins project are subject to, among other factors, regulatory approvals, the acquisition of financing and/or suitable market conditions and we have not incurred any significant development costs on any of the projects.

Main Street Apartments, Virginia Beach, VA: The Main Street Apartments will be located within the Virginia Beach Town Center and are expected to contain approximately 288 multifamily units at an estimated total cost of approximately

$34.1 million. Construction began in January 2013 and pre-leasing is expected to begin in May 2014. The project’s estimated completion date is July 2014. The Main Street Apartments and the Main Street Office Tower described below will be separate condominiums in the same building, which will also include a first floor retail condominium that we will own. We will own a 100.0% interest in Main Street Apartments and a 100.0% interest in Main Street Office Tower. Inclusive of capital spent as of December 31, 2012, we intend to capitalize the Main Street Apartments and Main Street Office projects with a combination of secured debt and borrowing under our anticipated revolving credit facility.

Main Street Office Tower, Virginia Beach, VA: The Main Street Office Tower will be located within the Virginia Beach Town Center and will have approximately 213,000 square feet of office space and approximately 21,000 square feet of retail space at an estimated total cost of approximately $52.3 million. A description of how we intend to capitalize this project is described above. Construction began in January 2013, and the project’s estimated completion date is July 2014. The development’s principal office space tenant, Clark Nexsen, an international architecture and engineering firm, has signed a lease for approximately 83,600 square feet.

Until July 1, 2016, the third-party partner from whom we are acquiring a 20% interest in the Main Street Office and the Main Street Apartments development projects will have the right to acquire up to a 20% interest in each of these properties. In order to exercise this right with respect to a 15% interest in these properties, the third-party partner must repay to us the $800,000 cash amount paid to such partner and allocable to such partner’s interest in these properties in the contribution agreements, and repay all leasing fees that we have paid to the third party partner with respect to Main Street Office and Main Street Apartments (net of amounts paid to leasing agents), but not to exceed 15% of the difference between the net equity invested in these properties less $3.0 million. In order to acquire an additional 5% interest in these properties, the third party must pay us 5% of the difference between our invested equity in these properties and $3.0 million.

Jackson Street Apartments, Durham, NC:  The Jackson Street Apartments are expected to have approximately 203 multifamily units when completed at an estimated total cost of approximately $27.4 million. Construction is expected to begin in June 2013 and preleasing is expected to begin in June 2014. The project’s estimated completion date is July 2014. We expect to fund our investment in the project with a combination of secured debt and borrowings under our anticipated revolving credit facility.

Sandbridge Commons, Virginia Beach, VA:  Sandbridge Commons will be a build-to-suit, approximately 53,365 square foot grocery store with an additional approximately 22,200 square feet of small retail shops, with an estimated total cost of approximately $14.1 million. Construction is expected to begin in July 2013. The project’s estimated completion date is September 2014. Although the parties have not yet signed a lease, we expect a tenant lease for this project will be in place with Harris Teeter for the grocery store portion of this project prior to the commencement of construction. We expect to fund our portion of the project with a combination of secured debt and borrowing under our anticipated revolving credit facility.

Brooks Crossing, Newport News, VA:  Brooks Crossing is expected to have approximately 60,000 square feet of office space. Estimated total development costs are approximately $13.4 million. Construction is expected to begin in April 2013. The project’s projected completion date is July 2014. Although the parties have not yet signed leases, we expect Huntington Ingalls and the City of Newport News to be among the development’s principal office tenants. We expect to fund our portion of the project with a combination of secured debt and borrowing under our anticipated revolving credit facility.

Greentree Shopping Center, Chesapeake, VA:  Greentree Shopping Center will be a 15,600 square feet retail power center located adjacent to a Walmart center that we will not own. The estimated total cost is approximately $5.6 million. Construction is expected to begin in July 2013. The project’s estimated completion date is July 2014. Although the parties have not yet signed a lease, we expect WaWa, a Mid-Atlantic convenience store and gas station chain, to be a principal tenant. We expect to fund the project with a combination of secured debt and borrowing under our anticipated revolving credit facility.

Our Third-Party Construction Business

Upon the completion of this offering and the formation transactions, we will succeed to Armada Hoffler’s construction business, which was engaged as general contractor with respect to 43 construction projects for both third-party and related party clients as of December 31, 2012. As part of the formation transactions, we will acquire from Armada Hoffler all of the construction contracts in place on the date of the completion of this offering and, as a result, will assume all of Armada Hoffler’s obligations under those contracts. Of the 43 construction projects in progress as of December 31, 2012, we currently expect that nine of these construction projects will be on-going upon completion of this offering. As of December 31, 2012, these nine construction projects have an estimated contract value of approximately $83.5 million with approximately $20.1 million of work in place and a balance to complete of approximately $63.4 million.

Six of the nine contracts expected to be on-going following completion of this offering are with third parties, two of which have contract values in excess of $1 million. One of those contracts expected to be assumed by us upon the completion of this offering is a third-party contract for the City of Suffolk Municipal Center, which has a total contract value of approximately $23.4 million. As of December 31, 2012, this contract had work in place of approximately $0.2 million, a balance to complete of approximately $23.2 million and an estimated completion date of June 2014. The City of Suffolk Municipal Center is a two-story, design-build project that will consist of a 911 emergency call center, city council chambers, large public lobbies and office space for various departments within the municipal government.

Three of the nine contracts expected to be on-going following completion of the offering are related party contracts for the three components of the Apprentice School project in Newport News, Virginia—the Apprentice School Apartments, Apprentice School Garage and Apprentice School. The Apprentice School project is an approximately $70 million public/private, mixed-use development project sponsored by the Newport News Shipbuilding Division of Huntington Ingalls Industries, the Commonwealth of Virginia and the Industrial Development Authority of the City of Newport News, Virginia. The Apprentice School and Apprentice School Garage are being developed by affiliates of Armada Hoffler for eventual sale to the Newport News Shipbuilding Division of Huntington Ingalls Industries and the Industrial Development Authority of the City of Newport News, Virginia, respectively. We will enter into an agreement to purchase the Apprentice School Apartments from this related party as described in “Business and Properties—Property Under Contract.” The Apprentice School Apartments are expected to consist of 197 apartment units and approximately 28,000 square feet of retail space. All three components of the Apprentice School project are being built on the same site. The Apprentice School is a state of the art education facility and will feature eight computer labs, seven standard classrooms, an auditorium-style classroom, a physics lab and a gymnasium. The Apprentice School Garage is a four-story garage that will be operated by, and eventually sold to, the Industrial Development Authority of the City of Newport News. These three contracts have a total combined contract value of approximately $48.0 million, a combined work in place of approximately $17.1 million and a balance to complete of approximately $30.9 million as of December 31, 2012. All three components of the Apprentice School project have an estimated completion date of November 2013.

Our Third-Party Construction Pipeline

As of December 31, 2012, Armada Hoffler also had 16 additional third-party construction contracts in various stages of negotiation with both third parties and related parties, which we refer to as our third-party construction pipeline. As of December 31, 2012, no contracts had been executed with respect to any projects in our third-party construction pipeline. We cannot assure you that any or all of these contracts will be executed or that, once executed, we will commence or complete construction on all or any of the projects. Twelve of the 16 construction projects being negotiated are expected to be built in Virginia, including 11 in the Hampton Roads region of Virginia. The other four construction projects being negotiated are expected to be built in Maryland, including two located in Baltimore, Maryland. We currently estimate that the aggregate contract value of these contracts under negotiations will exceed $200 million, but the actual value of construction contracts we enter into may be significantly less than this amount. The commencement of construction on all of the projects in our third-party construction pipeline is subject to, among other factors, regulatory approvals, financing contingencies and suitable market conditions.

Option Properties

Prior to or concurrently with the completion of the formation transactions, we will enter into option agreements with regard to nine parcels of developable land, which are owned by third parties and by certain of our officers and directors. The option agreements for each of seven parcels not located within the Virginia Beach Town Center will provide us, for five years after the completion of the formation transactions, with the right to purchase the applicable property for cash or such other form of compensation as we and the applicable sellers may agree in an amount equal to the fair market value of the property at the time of sale, as determined by an appraiser mutually agreed upon between us and the sellers. Each agreement will also provide us with a right of first refusal to purchase the applicable property in the event that the owners of the property receive a bona fide offer to purchase from a third party, with such purchase to be on the terms of the third-party offer.

We will also have the option to acquire two properties located in the Virginia Beach Town Center following the completion of the formation transactions. An entity controlled by Armada Hoffler is a party to an option agreement with the Virginia Beach Development Authority, or the VBDA, pursuant to which it has the option to acquire the two parcels within the Virginia Beach Town Center from the VBDA at any time before April 30, 2015. Either parcel may be acquired by paying the expenses associated with the parcel through the date of acquisition and the purchase price for the parcel which was $1.3 million for one parcel and $4.7 million for the other parcel, as of December 31, 2012. If we elect to acquire these two parcels, we will assume Armada Hoffler’s obligations under the option agreement with the VBDA and acquire these parcels as a result of the exercise of the option.

Operating Strategies

We employ an integrated asset management, development and general contracting platform. This integrated platform provides a single source of accountability for design and construction, simplifies coordination and communication among the relevant stakeholders in each project and provides us valuable insight from an operational perspective. The core operating strategies we employ within our integrated platform are discussed below.

General Contracting Strategy

In addition to building new properties for our portfolio, our construction team also generates third-party general contracting services revenue for our company through fees earned on the volume, or value, of the construction contracts we complete. This third-party business allows our construction team to maintain current market knowledge of prices, subcontractors, and design and construction techniques, while generating significant revenues to our company. Additionally, we believe our general contracting services activities provide us with unique development opportunities.

We believe that our experience building properties for our own account has resulted in general contracting practices that deliver high-quality products for us and our third-party clients, resulting in a well-established third-party construction customer base. We have built multiple projects for several clients including Hampton University in Hampton, Virginia, H&S Development, the primary developer of Harbour East in Baltimore, Maryland, and Skye Hospitality, a prominent hotel developer in Maryland. A majority of our third-party general contracting revenue comes from negotiated contracts with organizations with whom Armada Hoffler has a current or historic relationship.

We believe that we benefit from negotiated general contracting business, which generally results in higher fees to the general contractor when compared to a competitive bid process. Our general contracting volume from negotiated work is supplemented with projects awarded on a competitive bid basis. We maintain an internal risk management program with policies and procedures in place to mitigate risks associated with general construction. Our risk management program requires, among other things, that owners demonstrate proof of financing for their project before we will engage, that all subcontractors pass a rigorous prequalification process including an evaluation of their financial condition, safety record, substance abuse policy, insurance coverage and work load, and that any subcontractor performing design work has professional liability insurance.

We believe that our unique experience and knowledge gained through being part of a larger real estate services company and constructing projects for our own account differentiates us from other companies that only perform general construction contracting services and that our unique perspective as an owner and developer of real estate is attractive to our third-party construction clients.

Development Strategy

Our development expertise and market knowledge spans three decades across many different types of income-generating commercial real estate properties across a variety of markets in the Eastern United States. Our development and operating experience allows us to effectively evaluate development opportunities that efficiently use capital, meet our underwriting criteria and have a reasonable probability of achieving a targeted investment return.

Our development strategy is to develop, build, and transition to our asset management team high-quality, institutional-grade office, retail, and multifamily assets that are (i) built in premium locations within our target markets, (ii) leased to high credit-quality tenants with proven operating track records, (iii) designed to be leasable, profitable and operationally efficient, and (iv) constructed by high-quality subcontractors with significant quality control oversight by our in-house construction team. Our ability to develop properties with these characteristics is strengthened a number of factors, including our development experience and expertise, market knowledge, deal sourcing and integrated development process, each of which we discuss in more detail below.

We historically have been successful in sourcing development opportunities as a result of our development experience and track record, relationships with certain anchor tenants and relationships developed through our third-party general contracting business as well as our business development activities. We have been successful at developing multiple retail centers with select grocery anchor tenants, sourcing development opportunities in near proximity to large third-party construction projects, and executing public-private partnership projects, all of which have resulted in our ability to maintain an active development pipeline. Additionally, we have a history of partnering with third-party developers who have brought together components of a development project, such as land or an anchor tenant, but seek a majority partner who has financing relationships, development and construction knowledge and the resources to complete the development project.

We believe that our integrated development process sets us apart from many of our competitors, including those that develop properties for their own account. Our integrated development, construction and asset management teams have the knowledge and experience to plan, design, build, lease and manage properties. By leveraging our internal development, construction and asset management expertise and regularly verifying our knowledge with third-party service providers such as leasing agents and subcontractors, we are able to incorporate real time information into our financial projections to evaluate development opportunities. Additionally, for our office and retail development opportunities, we generally require that we have executed leases sufficient to obtain third-party financing, which we believe mitigates the risk associated with leasing up a newly developed property.

Asset Management and Property Management Strategy

Our dedicated asset management team will regularly review, evaluate and implement programs to build value by improving cash flow for both our owned properties as well as those of our third-party clients. We also intend to involve our asset management team at the outset of any new development project to provide input from an operational perspective.

We believe our asset management team creates value at our properties by ensuring that we receive competitive rental rates for our properties relative to the local market and by actively managing our property expenses. Historically, we have sought to generate competitive rental rates by developing and constructing high-quality properties and providing high-quality asset management services.

We believe we provide high-quality asset management services by maintaining in depth knowledge of our markets through our network of tenant brokers, which provides us with a current perspective of current market conditions. We believe in forming “partnerships” with our tenants by establishing and developing long term tenant relationships and seek to manage exposure to tenant risk by personally meeting with prospective tenants, evaluating their creditworthiness and reviewing their business plan and keeping in close contact with our tenants to proactively address their changing needs. We believe this personal involvement has been especially invaluable during recessions and slower economic cycles. The result of these efforts is stable occupancy levels across our portfolio, as summarized below:

	As of December 31,
	2012	2011		2010		2009		2008		2007		2006
Office Occupancy	94.1%	92.4	%(1)	96.0	%(1)	98.0	%(2)	98.2	%(3)	98.8%		98.3%
Retail Occupancy(4)	93.9%	93.5%		93.4%		94.6	%(5)	95.6	%(5)	97.6	%(6)	97.6%
Multifamily Occupancy	94.9%	93.3%		95.5%		85.9%		88.9%		85.7%		N/A

(1)	Excludes 109,489 square feet at Two Columbus, which was in lease-up.

(2)	Excludes 109,555 square feet at Two Columbus, which was in lease-up.

(3)	Excludes 109,350 square feet at Two Columbus, which was in lease-up.

(4)	Excludes ground leases for retail properties.

(5)	Excludes 20,950 square feet at Commerce Street Retail, which was in lease-up.

(6)	Excludes 30,954 square feet at Broad Creek Shopping Center, which was in lease-up.

(7)	Excludes 284 units at Smith’s Landing, which was in lease-up.

In addition to our tenant management and retention efforts, our asset management team is in daily communication with property managers, leasing agents, property accountants and lease administrators. Property expenses are managed through researching and implementing operating efficiencies, real estate tax assessment challenges and effectively managing third-party service contracts. We manage our risk exposure by seeking to utilize high-quality third-party service contractors as well as address the maintenance needs of our properties through proactive repairs and maintenance. We generally receive third-party bids on an annual basis to ensure the contracts in place are competitive for the property and the market. Our asset management team oversees specialists, including attorneys, accountants, architects, engineers, construction managers, security consultants, energy consultants, real estate tax specialists and appraisers.

Asset Management and In-House Property Management

Our asset management team serves as property manager for, or assists in the property management of, eight of the properties in our initial portfolio and as leasing representative for, or assists in the leasing of, four of the properties in our initial portfolio. Effective upon completion of the formation transactions, our asset management team also will serve as property manager for seven properties and approximately 12 vacant parcels of land owned by third parties, and the total asset management fee income expected from the properties listed below is less than $100,000 annually, as summarized below.

Property(1)	Asset Management Fee
Harbour Center	1.5% of base rents, paid monthly
Harbourside	1.75% of gross office revenue paid monthly
Twelve Vacant Parcels of Land	$300 per quarter per parcel
Three Hotels	0.25% of revenue paid monthly
Apprentice School	$500 per quarter
Apprentice School Garage	$500 per quarter per asset

(1)	Certain of our directors and executive officers own interests in these properties. See “Certain Relationships and Related Transactions.”

Third-Party Property Managers and Leasing Representatives

As a result of the formation transactions, we will succeed to agreements with third-party property managers for 15 of the properties in our initial portfolio and third-party leasing representatives for 13 of the properties in our initial portfolio. Divaris Real Estate, Inc., or Divaris, serves as property manager and leasing agent for 16 properties in our initial portfolio, including all of our properties at the Virginia Beach Town Center. Drucker and Falk serves as property manager and leasing agent for the two multifamily properties in our initial portfolio. The term of each of these agreements is one year, and the agreements are at market rates. After completion of this offering, contingent upon certain principals remaining associated with Divaris, Divaris will have management and leasing contracts with five-year terms for each of the properties in our initial portfolio located in the Virginia Beach Town Center, the terms of which begin upon the completion of this offering. Divaris will also have management and leasing contracts with five-year terms for all future properties that we will own that are located in the Virginia Beach Town Center, including the Main Street Office Tower and Main Street Apartments projects in our identified development pipeline, and such contracts will also be contingent upon certain principals remaining associated with Divaris. Similarly, Sodi, Inc., or Sodi, will have a five-year property management agreement with respect to North Point Center, which will be contingent upon certain principals remaining associated with Sodi and the term of which will begin upon the completion of this offering. Many of our property management agreements are the result of strategic relationships and the involvement of these strategic partners in the development process. In addition, we utilize third-party property managers and leasing representatives for a number of other reasons, including competency, market knowledge, tenant relationships and proximity of personnel to assets.

As a result of the formation transactions, we will enter into an agreement with Divaris whereby Divaris will receive a fee as a local co-broker in the event we sell a portfolio property located in the Virginia Beach Town Center. Such fee will be equal to 25% of the sale commission for each property sold.

The property management fees and leasing commissions that we pay in connection with the properties in our initial portfolio typically are calculated as a percentage of a certain property-specific metric, such as base rent, gross income or gross revenue. We believe that the property management fees and leasing commissions that we pay generally are consistent with market fees and commissions.

Principals of Divaris will receive an aggregate          of common units in exchange for their contribution of interests in the Virginia Beach Town Center as part of the formation transactions (based on the midpoint of the price range set forth on the cover of this prospectus). Principals of Sodi will receive an aggregate          of common units in exchange for their contribution of interests in North Point Center as part of the formation transactions (based on the midpoint of the price range set forth on the cover of this prospectus). Principals of Drucker & Falk will receive an aggregate          of common units in exchange for their contribution or interests as part of the formation transactions (based on the midpoint of the price range set forth on the cover of this prospectus).

Regulation

General

Our properties are subject to various covenants, laws, ordinances and regulations, including regulations relating to common areas and fire and safety requirements. We believe that each of the properties in our initial portfolio has the necessary permits and approvals to operate its business.

Americans With Disabilities Act

Our properties must comply with Title III of the Americans with Disabilities Act, or ADA, to the extent that such properties are “public accommodations” as defined by the ADA. Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. Although we believe that the properties in our initial portfolio in the aggregate substantially comply with present requirements of the ADA, we have not conducted a comprehensive audit or investigation of all of our properties to determine our compliance, and we are aware that some particular properties may currently be in non-compliance with the ADA. Noncompliance with the ADA could result in the incurrence of additional costs to attain compliance, the imposition of fines, an award of damages to private litigants and a limitation on our ability to refinance outstanding indebtedness. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Environmental Matters

Under various federal, state and local laws and regulations relating to the environment, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or discharge of hazardous or toxic substances, waste or petroleum products at, on, in, under, or migrating from such property, including costs to investigate and clean up such contamination and liability for harm to natural resources. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability may be joint and several. These liabilities could be substantial and the cost of any required remediation, removal, fines, or other costs could exceed the value of the property and/or our aggregate assets. In addition, the presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability for costs of remediation and/or personal or property damage or materially adversely affect our ability to sell, lease or develop our properties or to borrow using the properties as collateral. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures.

Some of our properties contain, have contained, or are adjacent to or near other properties that have contained or currently contain storage tanks for the storage of petroleum products, propane or other hazardous or toxic substances. Similarly, some of our properties were used in the past for commercial or industrial purposes, or are currently used for commercial purposes, that involve or involved the use of petroleum products or other hazardous or toxic substances, or are adjacent to or near properties that have been or are used for similar commercial or industrial purposes. As a result, some of our properties have been or may be impacted by contamination arising from the releases of such hazardous substances or petroleum products. Where we have deemed appropriate, we have taken steps to address identified contamination or mitigate risks associated with such contamination; however, we are unable to ensure that further actions will not be necessary. As a result of the foregoing, we could potentially incur materially liability.

We obtained Phase I Environmental Site Assessments for the properties in our initial portfolio. None of the site assessments identified any known past or present contamination that we believe would have a material adverse effect on us, including our business, assets or operations. However, the assessments are limited in scope (e.g., they do not generally include soil sampling, subsurface investigations or hazardous materials survey) and may have failed to identify all environmental conditions or concerns. A prior owner or operator of a property or historic operations at our properties may have created a material environmental condition that is not known to us or the independent consultants preparing the site assessments. Material environmental conditions may have arisen after the review was completed or may arise in the future, and future laws, ordinances or regulations may impose material additional environmental liability. In some instances, the assessments we obtained many years ago and, therefore, may not be aware of all potential or existing environmental contamination liabilities at our properties.

Environmental laws also govern the presence, maintenance and removal of asbestos-containing building materials, or ACBM, and may impose fines and penalties for failure to comply with these requirements or expose us to third-party liability. Such laws require that owners or operators of buildings containing ACBM (and employers in such buildings) properly manage and maintain the asbestos, adequately notify or train those who may come into contact with asbestos, and undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building. In addition, the presence of ACBM in our properties may expose us to third-party liability (e.g. liability for personal injury associated with exposure to asbestos). We are not presently aware of any material adverse issues at our properties including ACBM.

Similarly, environmental laws govern the presence, maintenance and removal of lead-based paint in residential buildings, and may impose fines and penalties for failure to comply with these requirements. Such laws require, among other things, that owners or operators of residential facilities that contain or potentially contain lead-based paint notify residents of the presence or potential presence of lead-based paint prior to occupancy and prior to renovations and manage lead-based paint waste appropriately. In addition, the presence of lead-based paint in our buildings may expose us to third-party liability (e.g., liability for personal injury associated with exposure to lead-based paint). We are not presently aware of any material adverse issues at our properties involving lead-based paint.

In addition, the properties in our initial portfolio also are subject to various federal, state, and local environmental and health and safety requirements, such as state and local fire requirements. Moreover, some of our tenants may handle and use hazardous or regulated substances and wastes as part of their operations at our properties, which are subject to regulation. Such environmental and health and safety laws and regulations could subject us or our tenants to liability resulting from these activities. Environmental liabilities could affect a tenant’s ability to make rental payments to us. In addition, changes in laws could increase the potential liability for noncompliance. Our leases sometimes require our tenants to comply with environmental and health and safety laws and regulations and to indemnify us for any related liabilities. But in the event of the bankruptcy or inability of any of our tenants to satisfy such obligations, we may be required to satisfy such obligations. In addition, we may be held directly liable for any such damages or claims regardless of whether we knew of, or were responsible for, the presence or disposal of hazardous or toxic substances or waste and irrespective of tenant lease provisions. The costs associated with such liability could be substantial and could have a material adverse effect on us.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants or others if property damage or personal injury occurs. We are not presently aware of any material adverse indoor air quality issues at our properties.

Insurance

We carry comprehensive liability, fire, extended coverage, business interruption and rental loss insurance covering all of the properties in our initial portfolio under a blanket insurance policy, in addition to other coverages that may be appropriate for certain of our properties. We believe the policy specifications and insured limits are appropriate and adequate for our properties given the relative risk of loss, the cost of the coverage and industry practice; however, our insurance coverage may not be sufficient to fully cover our losses. We do not carry insurance for certain losses, including, but not limited to, losses caused by riots or war. Some of our policies, like those covering losses due to terrorism and earthquakes, are insured subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses, for such events. In addition, all of the properties in our initial portfolio are located in Virginia and North Carolina, which are areas subject to an increased risk of hurricanes. While we will carry hurricane insurance on certain of our properties, the amount of our hurricane insurance coverage may not be sufficient to fully cover losses from hurricanes. We may reduce or discontinue hurricane, terrorism or other insurance on some or all of our properties in the future if the cost of premiums for any of these policies exceeds, in our judgment, the value of the coverage discounted for the risk of loss. Also, if destroyed, we may not be able to rebuild certain of our properties due to current zoning and land use regulations. As a result, we may be required to incur significant costs in the event of adverse weather conditions and natural disasters. In addition, our title insurance policies may not insure for the current aggregate market value of our portfolio, and we do not intend to increase our title insurance coverage as the market value of our portfolio increases. If we or one or more of our tenants experiences a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. Furthermore, we may not be able to obtain adequate insurance coverage at reasonable costs in the future as the costs associated with property and casualty renewals may be higher than anticipated.

Competition

We compete with a number of developers, owners and operators of office, retail and multifamily real estate, many of which own properties similar to ours in the same markets in which our properties are located and some of which have greater financial resources than we do. In operating and managing our portfolio, we compete for tenants based on a number of factors, including location, rental rates, security, flexibility and expertise to design space to meet prospective tenants’ needs and the manner in which the property is operated, maintained and marketed. As leases at our properties expire, we may encounter significant competition to renew or re-let space in light of the large number of competing properties within the markets in which we operate. As a result, we may be required to provide rent concessions or abatements, incur charges for tenant improvements and other inducements, including early termination rights or below-market renewal options, or we may not be able to timely lease vacant space.

We also face competition when pursuing development and acquisition opportunities. Our competitors may be able to pay higher property acquisition prices, may have private access to opportunities not available to us and otherwise be in a better position to acquire or develop a property. Competition may also have the effect of reducing the number of suitable development and acquisition opportunities available to us, increase the price required to consummate a development or acquisition opportunity.

In addition, we face competition in our construction business from other construction companies in the markets in which we operate, including small local companies and large regional and national companies. In our construction business, we compete for construction projects based on several factors, including cost, reputation for quality and timeliness, access to machinery and equipment, access to and relationships with high-quality subcontractors, financial strength, knowledge of local markets and project management abilities. We believe that we compete favorably on the basis of the foregoing factors, and that our construction business is well-positioned to compete effectively in the markets in which we operate. However, some of the construction companies with which we compete have different cost structures and greater financial and other resources than we do, which may put them at an advantage when competing with us for construction projects. Competition from other construction companies may reduce the number of construction projects that we are hired to complete and increase pricing pressure, either of which could reduce the profitability of our construction business.

Employees

Upon the completion of this offering and the formation transactions, we expect to have approximately 100 employees, none of which will be members of a labor union.

Principal Executive Offices

Our principal executive office is located at 222 Central Park Avenue, Suite 2100, Virginia Beach, Virginia 23462 in the Armada Hoffler Tower at the Virginia Beach Town Center. In addition, we have construction offices located at 249 Central Park Avenue, Suite 300, Virginia Beach, Virginia 23462 and 720 Aliceanna Street, Suite 320-A, Baltimore, Maryland 21202. The telephone number for our principal executive office is (757) 366-4000. We maintain a website located at www.armadahoffler.com. The information on, or accessible through, our website is not incorporated into and does not constitute a part of this prospectus or any other report or document we file with or furnish to the SEC.

Legal Proceedings

There are no legal proceedings pending or, to our knowledge, threatened involving Armada Hoffler Properties, Inc. as of the date of this prospectus. Following the completion of this offering and the formation transactions, we may be subject to on-going litigation, including existing claims relating to properties in our initial portfolio. If we were to become subject to the legal proceedings pending against properties in our initial portfolio as of December 31, 2012 as a result of the completion of the formation transactions, we do not believe that the ultimate outcome of these matters, individually or in the aggregate, could have a material adverse effect on our financial condition or results of operations. Under the leases in place for the properties in our initial portfolio, a tenant is typically obligated to indemnify us, as the property owner, from and against all liabilities, costs and expenses imposed upon or asserted against it as owner of the properties due to certain matters relating to the operation of the property by the tenant. In addition, we expect to otherwise be party from time to time to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. There can be no assurance that these matters that arise in the future, individually or in aggregate, will not have a material adverse effect on our financial condition or results of operations in any future period.

MANAGEMENT

Our Directors, Director Nominees and Executive Officers

Upon completion of this offering, our board of directors will consist of seven members, including a majority of directors who are independent within the meaning of the listing standards of the NYSE. Each of our directors will be elected by our stockholders at our annual meeting of stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Our Board of Directors.” The first annual meeting of our stockholders after this offering will be held in 2014. Subject to rights pursuant to any employment agreements, officers serve at the pleasure of our board of directors.

The following table sets forth certain information concerning our directors, executive officers and certain other officers upon completion of this offering:

Name	Age	Position
Daniel A. Hoffler#	64	Executive Chairman of the Board
A. Russell Kirk#	65	Vice Chairman of the Board
John W. Snow†#	73	Lead Independent Director
George F. Allen†#	60	Independent Director
James A. Carroll†#	44	Independent Director
James C. Cherry†#	62	Independent Director
Louis S. Haddad*	55	President, Chief Executive Officer, Director
Anthony P. Nero*	59	President of Development
Eric E. Apperson*	49	President of Construction
Shelly R. Hampton	45	President of Asset Management
Michael P. O’Hara	53	Chief Financial Officer and Treasurer
John C. Davis	53	Executive Vice President of Construction
Alan R. Hunt	53	Executive Vice President of Construction
W. Christopher Harvey	39	Executive Vice President of Construction/Business Development
Eric L. Smith	39	Vice President of Operations and Secretary

*	Denotes our named executive officers.

†	Independent within the meaning of the NYSE listing standards.

#	It is expected that this individual will become a director upon completion of this offering.

The following are biographical summaries of the experience of our directors, executive officers and certain other officers.

Name	Biographical Summary
Daniel A. Hoffler	Mr. Hoffler will serve as Executive Chairman of our board of directors. Mr. Hoffler founded Armada Hoffler in 1979 and currently serves as chairman of the board of directors of Armada Hoffler Holding Company. Before founding Armada Hoffler, Mr. Hoffler was employed as vice president of marketing for Eastern International, Inc., a commercial real estate development and construction company specializing in construction of warehouse and office buildings. Prior to that, Mr. Hoffler was employed as a regional manager for Dun and Bradstreet, a credit information provider. From 1992 through 1996, Mr. Hoffler served on the University of Virginia’s Board of Visitors. In 1987, he was chosen as the Outstanding Citizen of Hampton Roads, Virginia. In 1986, Mr. Hoffler was appointed to a five-year term in the Virginia Governor’s Advisory Board for Industrial Development for the Commonwealth of Virginia. Mr. Hoffler has also previously served on the boards of the Virginia Racing Commission, the Virginia Department of Game and Inland Fisheries, Virginia Department of Transportation and as Chair of the Hampton Roads Partnership. He is a former director of the Shaw Group. Mr. Hoffler graduated from Campbell College with a degree in business.

Based on his knowledge of our company, its business and properties and his extensive experience in the commercial real estate and construction industries, we have determined that Mr. Hoffler should serve as a director.

A. Russell Kirk

Mr. Kirk will serve as Vice Chairman of our board of directors. Mr. Kirk brings to his role more than 35 years of experience in commercial real estate, tax, mergers and acquisitions and financial law. Mr. Kirk currently serves as Vice Chairman of Armada Hoffler Holding Company, where he is responsible for strategic aspects of Armada Hoffler’s businesses, including acquisition and development proposals, investment decisions, structuring partnerships and joint ventures, reviewing contracts, designing exit strategies as well as securing financial commitments from the company’s lenders. Prior to joining Armada Hoffler in 1983, Mr. Kirk was a partner with the law firm of Kaufman & Canoles, where he practiced for ten years, specializing in structuring, marketing and financing real estate investments. Mr. Kirk also served on the Virginia Port Authority for eight years and served as its Chairman for a portion of that time. Mr. Kirk received a degree from the University of Virginia and graduated from Washington and Lee School of Law, where he was elected to the Order of the Coif.

Based on his knowledge of our company, its business and properties and his extensive experience in the commercial real estate and construction industries, we have determined that Mr. Kirk should serve as a director.

Name	Biographical Summary
John W. Snow

Mr. Snow will serve as our lead independent director. From February 2003 until June 2006, Mr. Snow served as United States Treasury Secretary under President George W. Bush, position which allowed him to provide a guiding voice on domestic and global economic issues and steer the effort to pass the 2003 Jobs and Growth Tax Relief Act. Mr. Snow held the position of Chairman and Chief Executive Officer of CSX Corporation (NYSE: CSX) until 2003. Prior to becoming the Chairman and Chief Executive Officer of CSX Corporation, Mr. Snow served as Chairman of the Business Roundtable, a prestigious business policy group comprised of 250 chief executive officer of the nation’s largest companies. During his time in this position, he made significant contributions to the passage of the North American Free Trade Agreement and various federal deficit reduction measures. Mr. Snow currently serves on the boards of Cerberus Capital Management LP, where he is non-executive chair, Marathon Petroleum Corporation (NYSE: MPC), Amerigroup Corporation (Amerigroup: AGP) and International Consolidated Airlines Group, S.A. (NYSE ARCA Eu: IAG). Mr. Snow holds a B.A. from University of Toledo, a master’s from The Johns Hopkins University, a law degree from the George Washington University and a Ph.D in Economics from the University of Virginia.

Based on his extensive experience with complex economic issues, his service on the boards of multiple public companies and his exemplary record of leadership, we have determined that Mr. Snow should serve as a director.

George F. Allen

Mr. Allen will serve as an independent director. Mr. Allen currently serves as the President of George Allen Strategies, a consulting firm founded by Mr. Allen, as well as on the board of directors of several technology companies, including Lee Technologies, nanoRisk Assessment and Hillsdale Group. He is also presently the Reagan Ranch Presidential Scholar for the Young America’s Foundation. Mr. Allen has served the Commonwealth of Virginia in the House of Delegates, U.S. House of Representatives, as Governor of Virginia and in the U.S. Senate. Mr. Allen also served as the Chairman of the National Republican Senatorial Committee for the 2004 election cycle. Mr. Allen holds an undergraduate degree and a law degree from the University of Virginia.

Based on his demonstrated leadership abilities and his experience in government representing a state in which we do business, we have determined that Mr. Allen should serve as a director.

James A. Carroll

Mr. Carroll will serve as an independent director. Mr. Carroll is the President and Chief Executive Officer of Barceló Crestline and Crestline Hotels & Resorts, Inc., a leading hospitality management company that manages 45 hotel properties throughout ten states, the District of Columbia and the Cayman Islands. Mr. Carroll joined Barceló Crestline Corporation in 2004 as Senior Vice President and Treasurer. He was named Chief Financial Officer in 2006 and promoted to President and Chief Executive Officer of Crestline Hotels & Resorts, Inc. in 2010. Prior to joining Crestline, Mr. Carroll held several operations and financial management positions at Dell, Inc. until joining Barceló Crestline Corporation in 2004. Mr. Carroll served as a Naval Aviator and Lieutenant Commander in the United States Navy. Mr. Carroll holds an M.B.A. from the Harvard Business School and is a graduate of the U.S. Naval Academy.

Based on his experience in multiple executive roles at a leading company in the real estate industry, his demonstrated leadership abilities and his financial expertise, we have determined Mr. Carroll should serve as a director.

Name	Biographical Summary
James C. Cherry

Mr. Cherry will serve as an independent director. He has served as CEO of Park Sterling Corporation (NASDAQ: PSTB), a bank holding company headquartered in Charlotte, North Carolina, since its formation in August 2010 and its wholly-owned subsidiary, Park Sterling Bank, a regional financial services company, since its initial public offering in August 2010. From June 2006 until August 2010, he was retired, having served as the Chief Executive Officer for the Mid-Atlantic Banking Region at Wachovia Corporation, President of Virginia Banking, Head of Trust and Investment Management, and in various positions with North Carolina based banks including as Regional Executive, Area Executive, City Executive, Corporate Banking and Loan Administration Manager, and Retail Banking Branch Manager for Wachovia. He chaired the Virginia June Bankers Association in 2006-2007.

Based on his experience as an executive at a publicly-traded company and his financial and banking expertise, we have determined that Mr. Cherry should serve as a director.

Louis S. Haddad

Mr. Haddad will serve as our President and Chief Executive Officer and as a director. Mr. Haddad has more than 25 years of experience in the commercial real estate industry. Mr. Haddad has served in executive roles within Armada Hoffler since 1987 and is currently the Chief Executive Officer of Armada Hoffler Holding Company. Mr. Haddad has served as Chief Executive Officer of Armada Hoffler Holding Company since 1999 and has served as President since 1996. From 1987 to 1996, Mr. Haddad served as President of Armada Hoffler Construction Company. Additionally, Mr. Haddad served as an on-site construction supervisor for Armada Hoffler from 1985 until 1987. Prior to joining Armada Hoffler, Mr. Haddad worked at Harkins Builders, which provides construction management services, in Baltimore, Maryland.

Based on his knowledge of our company, its business and properties and his extensive experience in the commercial real estate and construction industries, we have determined that Mr. Haddad should serve as a director.

Anthony P. Nero	Mr. Nero will serve as our President of Development. Mr. Nero has over 20 years of experience in real estate development operations. My Nero currently serves as President of Development of Armada Hoffler, a position he has held since 1996. From 1989 until 1996, Mr. Nero served as Treasurer and Chief Financial Officer of Armada Hoffler Development Company. Prior to joining Armada Hoffler, Mr. Nero served as Vice President and Treasurer of the Washington Corporation, a development company in Northern Virginia and was with Arthur Anderson. Mr. Nero received a B.S. in Finance from Georgetown University, where he graduated with honors, as well as an MBA in accounting from George Washington University. He is a certified public accountant and licensed real estate agent.

Eric E. Apperson	Mr. Apperson will serve as our President of Construction. Mr. Apperson has over 25 years of experience in real estate management, development and construction. Mr. Apperson currently serves as President of Construction of Armada Hoffler, a position he assumed in 2000. Prior to being named President of Construction, Mr. Apperson served as President of the Armada Hoffler subsidiary formerly known as Goodman Segar Hogan Hoffler Construction. Beginning in 1987, Mr. Apperson served Armada Hoffler as project manager. Mr. Apperson earned a B.A. from Hampden-Sydney College.

Name	Biographical Summary
Shelly R. Hampton	Ms. Hampton will serve as our President of Asset Management. Ms. Hampton has over 25 years of experience in accounting, finance, administration, operations and management. Ms. Hampton has served as President of Asset Management of Armada Hoffler since 2011. From 2009 to 2011, Ms. Hampton served as Vice President of Asset Management of Armada Hoffler. From 1999 until 2011, Ms. Hampton served as the Director of Asset Management of Armada Hoffler. Ms. Hampton previously served as Vice President of Finance as JLM Holdings. Ms. Hampton holds an AAS in Business Management from Metropolitan College and graduated cum laude with a B.S. in Business Administration from Western New England College.

Michael P. O’Hara	Mr. O’Hara will serve as our Chief Financial Officer and Treasurer. Mr. O’Hara has more than 25 years of experience in commercial real estate, accounting, tax, information technology and structured finance. Since 2002, Mr. O’Hara served as chief financial officer for Armada Hoffler. Mr. O’Hara joined Armada Hoffler in 1996 as Controller of the construction company and was promoted to Controller of Armada Hoffler Holding Company in 1999. Prior to joining Armada Hoffler, Mr. O’Hara served as Controller of Beacon Construction in Boston, Massachusetts. Mr. O’Hara received a B.S. in accounting from Fairfield University. Mr. O’Hara is also a certified public accountant.

John C. Davis	Mr. Davis will serve as our Executive Vice President of Construction. Mr. Davis has over 20 years of experience in construction operations management. Mr. Davis currently serves as Executive Vice President of Construction, where he is responsible for the overall operations management of our construction company, which includes risk management, recruitment, legal, contractual agreements, policies and procedures. Since joining Armada Hoffler in 1985, Mr. Davis has held numerous positions within the construction business. Mr. Davis holds a Class-A Contractors License in Virginia, North Carolina and South Carolina. Mr. Davis graduated cum laude with a degree in civil engineering from Old Dominion University.

Alan R. Hunt	Mr. Hunt will serve as our Executive Vice President of Construction. Mr. Hunt currently serves as Executive Vice President, a position he has held since 2007. Mr. Hunt has over 20 years of experience in the construction industry relating to hotel, office, retail, mixed-use, renovations/additions and institutional facilities. From 2004 until 2007, Mr. Hunt served as Vice President of Armada Hoffler Construction Company. From 2001 until 2004, he served as a Site Manager at Armada Hoffler, and worked as a Project Superintendent from 1991 until 1993. Mr. Hunt has overseen the Baltimore office of Armada Hoffler since the mid-1990’s and is responsible for scheduling, budgets, pre-construction and knowledge into the design phase. Mr. Hunt received a degree in computer science from the State University of New York at Alfred.

W. Christopher Harvey	Mr. Harvey will serve as our Executive Vice President of Construction/Business Development. Mr. Harvey has served as Executive Vice President of Development of Armada Hoffler since 2010 which included the oversight of Alliance Hospitality, Armada Hoffler’s joint-venture with Crestline Hotels and Resorts, which was created to develop multiple hotel and hospitality projects around the country. Since joining the firm in 2002, Mr. Harvey’s previous positions within Armada Hoffler included Director of Business and Hotel Development, Development Coordinator, and Project Engineer. Mr. Harvey received a B.A. in government from the University of Virginia and an MBA in management and business development from the Kogod School of Business at American University.

Name	Biographical Summary
Eric L. Smith	Mr. Smith will serve as our Vice President of Operations and Secretary. Mr. Smith has over 17 years of experience in asset management, strategic planning, finance and development. Mr. Smith currently serves as Vice President of Operations for Armada Hoffler Holding Company. From 2005 until 2011, Mr. Smith served as Asset Manager, Manager of Real Estate Finance and Director of Real Estate Finance. Prior to joining Armada Hoffler, Mr. Smith was an associate within the commercial consulting business of Booz Allen Hamilton, a financial analyst in the international corporate finance group of Federal Express, and owned his own seat as a financial derivative trader on the New York Futures Exchange. Mr. Smith holds a B.S. in finance from the University of Connecticut and an MBA from the Wharton School at the University of Pennsylvania.

Corporate Governance Profile

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

¡	our board of directors is not classified, with each of our directors subject to re-election annually;

¡

of the seven persons who will serve on our board of directors immediately after the completion of this offering, we expect our board of directors to determine that four of our directors satisfy the listing standards for independence of the NYSE and Rule 10A-3 under the Exchange Act;

¡	we anticipate that at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC;

¡	we intend to comply with the requirements of the NYSE listing standards, including having committees comprised solely of independent directors;

¡	we have opted out of the business combination and control share acquisition statutes in the MGCL; and

¡	we do not have a stockholder rights plan.

Our directors will stay informed about our business by attending meetings of our board of directors and its committees and through supplemental reports and communications. Our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly, with support from its three standing committees, the audit committee, the nominating and corporate governance committee and the compensation committee, each of which addresses risks specific to their respective areas of oversight. In particular, our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Upon completion of this offering, our board of directors will establish three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The principal functions of each committee are described below. We intend to comply with the listing requirements and other rules and regulations of the NYSE, as amended or modified from time to time, and each of these committees will be comprised exclusively of independent directors. Additionally, our board of directors may from time to time establish certain other committees to facilitate the management of our company.

Audit Committee

Upon completion of this offering, our audit committee will be comprised of Messrs. Cherry, Carroll and Snow. We expect that Mr. Cherry, the chairman of our audit committee, will qualify as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and NYSE corporate governance listing standards. We expect that our board of directors will determine that each of the audit committee members is “financially literate” as that term is defined by the NYSE corporate governance listing standards. Prior to the completion of this offering, we expect to adopt an audit committee charter, which will detail the principal functions of the audit committee, including oversight related to:

¡	our accounting and financial reporting processes;

¡	the integrity of our consolidated financial statements and financial reporting process;

¡	our systems of disclosure controls and procedures and internal control over financial reporting;

¡	our compliance with financial, legal and regulatory requirements;

¡	the evaluation of the qualifications, independence and performance of our independent registered public accounting firm;

¡	the performance of our internal audit function; and

¡	our overall risk profile.

The audit committee will also be responsible for engaging an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, including all audit and non-audit services, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. The audit committee also will prepare the audit committee report required by SEC regulations to be included in our annual proxy statement.

Compensation Committee

Upon completion of this offering, our compensation committee will be comprised of Messrs. Allen, Cherry and Snow, with Mr. Snow serving as chairman. Prior to the completion of this offering, we expect to adopt a compensation committee charter, which will detail the principal functions of the compensation committee, including:

¡

reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration of our chief executive officer based on such evaluation;

¡	reviewing and approving the compensation of all of our other officers;

¡	reviewing our executive compensation policies and plans;

¡	implementing and administering our incentive compensation equity-based remuneration plans;

¡	assisting management in complying with our proxy statement and annual report disclosure requirements;

¡	producing a report on executive compensation to be included in our annual proxy statement; and

¡	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Nominating and Corporate Governance Committee

Upon completion of this offering, our nominating and corporate governance committee will be comprised of Messrs. Allen, Carroll and Cherry, with Mr. Allen serving as chairman. Prior to the completion of this offering, we expect to adopt a nominating and corporate governance committee charter, which will detail the principal functions of the nominating and corporate governance committee, including:

¡	identifying and recommending to the full board of directors qualified candidates for election as directors and recommending nominees for election as directors at the annual meeting of stockholders;

¡	developing and recommending to the board of directors corporate governance guidelines and implementing and monitoring such guidelines;

¡	reviewing and making recommendations on matters involving the general operation of the board of directors, including board size and composition, and committee composition and structure;

¡	recommending to the board of directors nominees for each committee of the board of directors;

¡

annually facilitating the assessment of the board of directors’ performance as a whole and of the individual directors, as required by applicable law, regulations and the NYSE corporate governance listing standards; and

¡	overseeing the board of directors’ evaluation of management.

In identifying and recommending nominees for directors, the nominating and corporate governance committee may consider diversity of relevant experience, expertise and background.

Code of Business Conduct and Ethics

Upon completion of this offering, our board of directors will establish a code of business conduct and ethics that applies to our officers, directors and employees. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote:

¡	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

¡	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

¡	compliance with applicable laws, rules and regulations;

¡	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

¡	accountability for adherence to the code of business conduct and ethics.

Any waiver of the code of business conduct and ethics for our executive officers or directors must be approved by a majority of our independent directors, and any such waiver shall be promptly disclosed as required by law or NYSE regulations.

Indemnification of Directors and Officers and Limitation of Liability

For information concerning indemnification applicable to our directors and officers, see “Certain Provisions of Maryland Law and of Our Charter and Bylaws.”

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

Prior to the completion of the formation transactions, because we did not conduct business in the corporate format we will utilize following the completion of the formation transactions, we did not pay any compensation to any of our named executive officers, and, accordingly, no compensation policies or objectives governed our named executive officer compensation. The following table sets forth the compensation expected to be paid in fiscal year 2013 to our named executive officers in order to provide some understanding of our expected compensation levels. While the table below accurately reflects our current expectations with respect to 2013 named executive officer compensation, actual 2013 compensation for these officers may be increased or decreased, including through the use of compensation components not currently contemplated or described herein. As discussed below under “—Severance Benefits,” we will provide severance benefits to each of our named executive officers effective upon completion of this offering.

Summary Compensation Table

Name and Principal Position	Year	Salary(1)	Bonus(2)	Stock Awards(2)(3)	All Other Compensation(4)	Total
Louis S. Haddad—President, Chief Executive Officer	2013	$475,000	$120,000	$120,000	$30,654	$745,654
Anthony P. Nero—President of Development	2013	300,000	75,000	75,000	30,082	480,082
Eric Apperson—President of Construction	2013	300,000	75,000	75,000	30,475	480,475

(1)	Salary amounts are annualized for the year ending December 31, 2013 based on the expected base salary levels to be effective upon completion of this offering.

(2)	Amounts shown reflect target bonuses for each officer. Any bonus awards to our named executive officers will be determined after the end of the 2013 fiscal year in the sole discretion of our compensation committee contingent upon such factors as the compensation committee may deem appropriate in its sole discretion.

(3)	We expect that approximately half of the officers’ bonuses will be paid in the form of shares of our common stock.

(4)	Includes annualized costs related to all-inclusive vehicle allowances and premiums payable on behalf of the officers under our executive healthcare plan.

Equity Incentive Plan

Prior to the completion of this offering, our board of directors expects to adopt, and our sole stockholder is expected to approve, an equity incentive plan, which we refer to as the 2013 Equity Incentive Plan. We expect to use the 2013 Equity Incentive Plan to attract and retain independent directors, executive officers and other key employees and service providers, including officers and employees of our affiliates, including our operating partnership. The 2013 Equity Incentive Plan provides for the grant of options to purchase shares of common stock, stock awards, stock appreciation rights, performance units, incentive awards and other equity-based awards.

Administration of the 2013 Equity Incentive Plan

The 2013 Equity Incentive Plan will be administered by the compensation committee of our board of directors, except that the 2013 Equity Incentive Plan will be administered by our board of directors with respect to awards made to directors who are not employees. This summary uses the term “administrator” to refer to the compensation committee or our board of directors, as applicable. The administrator will approve all terms of awards under the 2013 Equity Incentive Plan. The administrator also will determine who will receive grants under the 2013 Equity Incentive Plan and the terms of each grant; provided that no individual may receive awards for more than 100,000 shares of common stock in any calendar year and a director who is not an employee may not receive awards for more than 20,000 shares of common stock in any calendar year.

Eligibility

All of our employees and employees of our subsidiaries and affiliates, including our operating partnership, are eligible to receive grants under the 2013 Equity Incentive Plan. In addition, our independent directors and individuals who perform services for us and our subsidiaries and affiliates, including individuals who perform services for our operating partnership, may receive grants under the 2013 Equity Incentive Plan.

Share Authorization

The number of shares of common stock that may be issued under the 2013 Equity Incentive Plan is                 shares (approximately     % of our outstanding equity on a fully diluted basis). In connection with stock splits, stock dividends, recapitalizations and certain other events, our board of directors will make adjustments that it deems appropriate in the aggregate number of shares of common stock that may be issued under the 2013 Equity Incentive Plan, the individual grant limits and the terms of outstanding awards. If any awards terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised or paid or are settled in cash, the shares of common stock subject to such awards will again be available for future grants under the 2013 Equity Incentive Plan. Shares of common stock tendered or withheld to satisfy the exercise price or for tax withholding are available for future grants under the 2013 Equity Incentive Plan. No awards under the 2013 Equity Incentive Plan will be outstanding prior to completion of this offering. The initial grants described below will become effective upon completion of this offering.

Options

The 2013 Equity Incentive Plan authorizes the grant of incentive stock options (under Section 422 of the Code) and options that do not qualify as incentive stock options. The exercise price of each option will be determined by the administrator, provided that the price cannot be less than 100% of the fair market value of the shares of common stock on the date on which the option is granted (or 110% of the shares’ fair market value on the grant date in the case of an incentive stock option granted to an individual who is a “ten percent stockholder” under Sections 422 and 424 of the Code). The exercise price for any option is generally payable (i) in cash, (ii) by certified check, (iii) by the surrender of shares of common stock (or attestation of ownership of shares of common stock) with an aggregate fair market value on the date on which the option is exercised, equal to the exercise price, or (iv) by payment through a broker in accordance with procedures established by the Federal Reserve Board. The term of an option cannot exceed ten years from the date of grant (or five years in the case of an incentive stock option granted to a “ten percent stockholder”).

Stock Awards

The 2013 Equity Incentive Plan also provides for the grant of stock awards. A stock award is an award of shares of common stock that may be subject to restrictions on transferability and other restrictions as the administrator determines in its sole discretion on the date of grant. The restrictions, if any, may lapse over a specified period of time or through the satisfaction of conditions, in installments or otherwise, as the administrator may determine. Unless otherwise specified in the applicable award agreement, a participant who receives a stock award will have all of the rights of a stockholder as to those shares, including, without limitation, the right to vote the shares and the right to receive dividends or distributions on the shares; provided, however, that dividends payable on common stock subject to a stock award that does not vest solely on account of continued employment or service will be distributed only when, and to the extent that, the stock award vests. During the period, if any, when stock awards are non-transferable or forfeitable, (i) a participant is prohibited from selling, transferring, pledging, exchanging, hypothecating or otherwise disposing of his or her stock award shares, (ii) we will retain custody of any certificates evidencing such shares and (iii) a participant must deliver a stock power to us for each stock award.

Concurrently with the closing of this offering, we will grant restricted stock awards to our independent directors for a number of shares of common stock determined by dividing $25,000 by the initial public offering price (or                 shares based on the midpoint of the price range set forth on the front cover of this prospectus). In addition, we will grant restricted stock awards to Messrs. Hoffler and Kirk for a number of shares of common stock determined by dividing $50,000 and

$40,000, respectively, by the initial public offering price (or                 and                 shares, respectively, based on the midpoint of the price range set forth on the cover of this prospectus). These restricted stock awards are expected to vest ratably as to one-third of the shares on each of the first three anniversaries of the date of grant.

Stock Appreciation Rights

The 2013 Equity Incentive Plan authorizes the grant of stock appreciation rights. A stock appreciation right provides the recipient with the right to receive, upon exercise of the stock appreciation right, cash, shares of common stock or a combination of the two. The amount that the recipient will receive upon exercise of the stock appreciation right generally will equal the excess of the fair market value of the shares of common stock on the date of exercise over the shares’ fair market value on the date of grant. Stock appreciation rights will become exercisable in accordance with terms determined by the administrator. Stock appreciation rights may be granted in tandem with an option grant or as independent grants. The term of a stock appreciation right cannot exceed ten years from the date of grant or five years in the case of a stock appreciation right granted in tandem with an incentive stock option awarded to a “ten percent stockholder.”

Performance Units

The 2013 Equity Incentive Plan also authorizes the grant of performance units. Performance units represent the participant’s right to receive an amount, based on the value of a specified number of shares of common stock, if performance goals established by the administrator are met. The administrator will determine the applicable performance period, the performance goals and such other conditions that apply to the performance unit. Performance goals may relate to our financial performance or the financial performance of our operating partnership, the participant’s performance or such other criteria determined by the administrator. If the performance goals are met, performance units will be paid in cash, shares of common stock or a combination thereof.

Incentive Awards

The 2013 Equity Incentive Plan also authorizes the grant of incentive awards. An incentive award entitles the participant to receive a payment if certain requirements are met. The administrator will establish the requirements that must be met before an incentive award is earned, and the requirements may be stated with reference to one or more performance measures or criteria prescribed by the administrator. A performance goal or objective may be expressed on an absolute basis or relative to the performance of one or more similarly situated companies or a published index and may be adjusted for unusual or non-recurring events, changes in applicable tax laws or accounting principles. An incentive award that is earned will be settled in a single payment that may be in cash, common stock or a combination of cash and common stock. The 2013 Equity Incentive Plan provides that no participant may receive an incentive award payment in any calendar year that exceeds the lesser of two times the participant’s annual base salary or $1,000,000.

Other Equity-Based Awards; LTIP Units

The administrator may grant other types of stock-based awards under the 2013 Equity Incentive Plan, including long-term incentive plan, or LTIP, units. Other equity-based awards are payable in cash, shares of common stock or other equity, or a combination thereof, as determined by the administrator. The terms and conditions of other equity-based awards are determined by the administrator.

LTIP units are a special class of partnership interest in our operating partnership. Each LTIP unit awarded will be deemed equivalent to an award of one share of common stock under the 2013 Equity Incentive Plan, reducing the plan’s share authorization for other awards on a one-for-one basis. We will not receive a tax deduction for the value of any LTIP units granted to our employees. The vesting period for any LTIP units, if any, will be determined at the time of issuance. LTIP units, whether or not vested, will receive the same quarterly per unit distributions as units in our operating partnership, which distributions will generally equal the per share distributions on our shares of common stock. This treatment with respect to quarterly distributions is similar to the expected treatment of our stock awards, which will generally receive full dividends whether vested or not. Initially, LTIP units will not have full parity with units in our operating partnership with respect to liquidating distributions. Under the terms of the LTIP units, our operating partnership will revalue its assets upon the occurrence of certain specified events, and any increase in our operating partnership’s valuation from the time of grant until such event will be allocated first to the holders of LTIP units to equalize the capital accounts of such holders with the capital accounts of operating partnership unit holders. Upon equalization of the capital accounts of the holders of LTIP units with the other holders of operating partnership units, the LTIP units will achieve full parity with operating partnership units for all purposes, including with respect to liquidating distributions. If such parity is reached, vested LTIP units may be converted into an equal number of operating partnership units at any time, and thereafter enjoy all the rights of operating partnership units, including redemption/exchange rights. However, there are circumstances under which such parity would not be reached. Until and unless such parity is reached, the value that a holder of LTIP units will realize for a given number of vested LTIP units will be less than the value of an equal number of our shares of common stock.

Dividend Equivalents

The administrator may grant dividend equivalents in connection with the grant of performance units and other equity-based awards. Dividend equivalents may be paid currently or accrued as contingent cash obligations (in which case they may be deemed to have been invested in shares of common stock); provided, however, that if the related performance units or other equity-based awards will not vest solely on account of continued employment or service, dividend equivalents will be paid only when, and to the extent that, the underlying award vests. Dividend equivalents may be payable in cash, shares of common stock or other property dividends declared on shares of common stock. The administrator will determine the terms of any dividend equivalents.

Change in Control

If we experience a change in control, the administrator may, at its discretion, provide that all outstanding options, stock appreciation rights, stock awards, performance units, incentive awards or other equity-based awards that are outstanding will be assumed by the surviving entity, or will be replaced by a comparable substitute award of the same type as the original award and that has substantially equal value granted by the surviving entity. The administrator may also provide that all outstanding options and stock appreciation rights will be fully exercisable upon the change in control, restrictions and conditions on outstanding stock awards will lapse upon the change in control and performance units, incentive awards or other equity-based awards will become earned in their entirety. The administrator may also provide that participants must surrender their outstanding options and stock appreciation rights, stock awards, performance units, incentive awards and other equity-based awards in exchange for a payment, in cash or shares of our common stock or other securities or consideration received by stockholders in the change in control transaction, equal to (i) the entire amount that can be earned under an incentive award, (ii) the value received by stockholders in the change in control transaction for each share subject to a stock award, performance unit or other equity-based award or (iii) in the case of options and stock appreciation rights, the amount by which that transaction value exceeds the exercise price.

In summary, a change in control under the 2013 Equity Incentive Plan occurs if:

¡	a person, entity or affiliated group (with certain exceptions) acquires, in a transaction or series of transactions, at least 50% of the total combined voting power of our outstanding securities;

¡

we merge into another entity, unless the holders of our voting securities immediately prior to the merger have more than 50% of the combined voting power of the securities in the merged entity or its parent;

¡

we sell or dispose of all or substantially all of our assets, other than a sale or disposition to any entity more than 50% of the combined voting power and common stock of which is owned by our stockholders immediately before the sale or disposition; or

¡

during any period of two consecutive years individuals who, at the beginning of such period, constitute our board of directors together with any new directors (other than individuals who become directors in connection with certain transactions or election contests) cease for any reason to constitute a majority of our board of directors.

The Code has special rules that apply to “parachute payments,” i.e., compensation or benefits the payment of which is contingent upon a change in control. If certain individuals receive parachute payments in excess of a safe harbor amount prescribed by the Code, the payor is denied a federal income tax deduction for a portion of the payments and the recipient must pay a 20% excise tax, in addition to income tax, on a portion of the payments.

If we experience a change in control, benefits provided under the 2013 Equity Incentive Plan could be treated as parachute payments. In that event, the 2013 Equity Incentive Plan provides that the plan benefits, and all other parachute payments provided under other plans and agreements, will be reduced to the safe harbor amount, i.e., the maximum amount that may be paid without excise tax liability or loss of deduction, if the reduction allows the recipient to receive greater after-tax benefits. The benefits under the 2013 Equity Incentive Plan and other plans and agreements will not be reduced, however, if the recipient will receive greater after-tax benefits (taking into account the 20% excise tax payable by the recipient) by receiving the total benefits. The 2013 Equity Incentive Plan also provides that these provisions do not apply to a participant who has an agreement with us providing that the individual is entitled to indemnification from us for the 20% excise tax.

Amendment; Termination

Our board of directors may amend or terminate the 2013 Equity Incentive Plan at any time, provided that no amendment may adversely impair the rights of participants under outstanding awards. Our stockholders must approve any amendment if such approval is required under applicable law or NYSE requirements. Our stockholders also must approve any amendment that materially increases the benefits accruing to participants under the 2013 Equity Incentive Plan, materially increases the aggregate number of shares of common stock that may be issued under the 2013 Equity Incentive Plan (other than on account of stock dividends, stock splits, or other changes in capitalization as described above) or materially modifies the requirements as to eligibility for participation in the 2013 Equity Incentive Plan. Unless terminated sooner by our board of directors or extended with stockholder approval, the 2013 Equity Incentive Plan will terminate on the day before the tenth anniversary of the date our board of directors adopts the 2013 Equity Incentive Plan.

401(k) Plan

We may establish and maintain a retirement savings plan under section 401(k) or the Code, of the 401(k) plan, to cover our eligible employees and the eligible employees of our affiliates. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. We may match employees’ annual contributions, within prescribed limits. Our common stock may be an investment option under the 401(k) plan and our contributions to the plan may be made in shares of our common stock.

Severance Benefits

We do not have employment or severance agreements with our named executive officers. However, we expect that we and our operating partnership will adopt the Executive Severance Benefit Plan, or the Severance Plan, and we expect that our named executive officers, in their capacity as employees of our operating partnership, will participate in the Severance Plan.

We expect that participation in the Severance Plan will be limited to employees of our operating partnership and its affiliates who are members of a select group of management or highly compensated employees and who are selected to participate in the Severance Plan by our board of directors or by a committee therof. We also expect that a Severance Plan participant will be entitled to receive benefits thereunder only if the participant’s employment is terminated by his or her employer for a reason other than “Cause” or the participant resigns with “Good Reason.” We also expect that the Severance Plan generally will define the term “Cause” as (i) a participant’s willful failure or refusal to perform specific written directives that are consistent with the scope and nature of the participant’s duties, (ii) a conviction of, or plea of guilty or nolo contendre to, a felony, (iii) any act of dishonesty which results in a material unjust gain to the participant at the expense of his or her employer, (iv) any act of a participant involving moral turpitude which materially and adversely affects the business of his or her employer or (v) a material breach of the restrictive covenants set forth in the Severance Plan. We also expect that the Severance Plan generally will define the term “Good Reason” as (i) a material breach by the participant’s employer of a written agreement between those parties, (ii) a material reduction in the nature or scope of the participant’s title, authority, powers, duties or responsibilities, (iii) a material reduction in the participant’s base salary or bonus opportunity or (iv) a requirement that the participant change his or her principal office to a location that is more than fifty miles from the participant’s then-current principal office.

We expect that the benefits payable to a Severance Plan participant who is terminated without Cause or resigns with Good Reason will be (i) payment of accrued but unpaid salary, bonus and vacation pay, (ii) a pro rated amount of the participant’s “target” bonus for the year of termination, (iii) a multiple of the sum of the participant’s annual salary and “target” bonus for the year of termination, (iv) a multiple of the annual COBRA premium for the participant’s health plan coverage and (v) a multiple of the annual employer premium for the participant’s life insurance, long-term disability insurance and accidental death and dismemberment insurance. The Severance Plan provides three levels of benefit: Tier I, Tier II and Tier III. If a “target” level of bonus is not established for a participant, then the “target” will be 75%, 50% or 25% of base salary for Tier I, Tier II and Tier III participants, respectively. The Severance Plan provides for three levels of multiples, as described above: three times, two times and one time, for participants who are designated as Tier I, Tier II and Tier III participants, respectively. However, the multiple will be two and one-half for a Tier II participant and one and one-half for a Tier III participant who has a covered termination within ninety days before or within one year after we experience a change in control (which is defined in the Severance Plan in the same terms in the 2013 Equity Incentive Plan). We expect that the Severance Plan multiple for our named executive officers will be                 times in the case of                 and                 times in the case of                 . The committee that we appoint to administer the Severance Plan or we (in our capacity as the general partner of our operating partnership) will determine which employees will participate in the Severance Plan and each participant’s multiple.

No benefits will be paid under the Severance Plan unless the participant signs a release, in a form provided by our operating partnership, releasing us and our operating partnership and such other parties as are named in the release from any claims that the participant may have.

As a condition of participation in the Severance Plan, each participant will agree to comply with the following covenants:

¡	a covenant against competition and non-solicitation of employees and clients during employment and for one year after employment ends for any reason; and

¡	a covenant against disclosure of confidential information.

Director Compensation

We will pay our Executive Chairman, Mr. Hoffler, a cash retainer of $250,000 annually payable in quarterly installments in conjunction with quarterly meetings of our board of directors. In addition, concurrently with the completion of this offering, he will receive a grant of a number of restricted shares of our common stock equal to $50,000 divided by the initial public offering price of our shares in this offering (or                 shares based on the midpoint of the price range set forth on the cover of this prospectus), which will vest ratably as to one-third of the shares subject to each grant on each of the first three anniversaries of the date of grant.

We will pay Mr. Kirk, our Vice Chairman, a cash retainer of $100,000 annually payable in quarterly installments in conjunction with quarterly meetings of our board of directors. In addition, concurrently with the completion of this offering, he will receive a grant of a number of restricted shares of our common stock equal to $40,000 divided by the initial public offering price of our shares in this offering (or                 shares based on the midpoint of the price range set forth on the cover of this prospectus), which will vest ratably as to one-third of the shares on each of the first three anniversaries of the date of grant.

We will pay Mr. Snow, our lead independent director, an annual cash retainer of $60,000 payable in quarterly installments in conjunction with quarterly meetings of our board of directors. In addition, concurrently with the completion of this offering, he will receive a grant of a number of restricted shares of our common stock equal to $25,000 divided by the initial public offering price of our shares in this offering (or                 shares based on the midpoint of the price range set forth on the cover of this prospectus), which will vest ratably as to one-third of the shares on each of the first three anniversaries of the date of grant.

We will pay Mr. Cherry, an independent director, an annual cash retainer of $55,000 payable in quarterly installments in conjunction with quarterly meetings of our board of directors. In addition, concurrently with the completion of this offering, he will receive a grant of a number of restricted shares of our common stock equal to $25,000 divided by the initial public offering price of our shares in this offering (or                 shares based on the midpoint of the price range set forth on the cover of this prospectus), which will vest ratably as to one-third of the shares on each of the first three anniversaries of the date of grant.

We will pay Mr. Allen, an independent director, an annual cash retainer of $50,000 payable in quarterly installments in conjunction with quarterly meetings of our board of directors. In addition, concurrently with the completion of this offering, he will receive a grant of a number of restricted shares of our common stock equal to $25,000 divided by the initial public offering price of our shares in this offering (or                 shares based on the midpoint of the price range set forth on the cover of this prospectus), which will vest ratably as to one-third of the shares on each of the first three anniversaries of the date of grant.

We will pay Mr. Carroll, an independent director, an annual cash retainer of $50,000 payable in quarterly installments in conjunction with quarterly meetings of our board of directors. In addition, concurrently with the completion of this offering, he will receive a grant of a number of restricted shares of our common stock equal to $25,000 divided by the initial public offering price of our shares in this offering (or                 shares based on the midpoint of the price range set forth on the cover of this prospectus), which will vest ratably as to one-third of the shares on each of the first three anniversaries of the date of grant.

Mr. Haddad will not receive any additional compensation in exchange for his service on the board.

We intend to approve and implement a compensation program for our independent directors that consists of annual cash retainers, meeting fees and long-term equity awards. Following the completion of this offering, each independent director is expected to receive an annual base retainer for his services of $50,000 payable in cash in quarterly installments in conjunction with quarterly meetings of the board of directors. In addition, Mr. Snow, who will serve as our lead independent director, will receive an additional annual cash retainer of $10,000, and Mr. Cherry, who will serve as chairman of the audit committee, will receive an additional annual cash retainer of $5,000, in each case, payable in quarterly installments in conjunction with quarterly meetings of the board of directors. We intend to reimburse each of our directors for his travel expenses incurred in connection with his attendance at full board of directors and committee meetings.

We have not made any payments to any of our independent directors or director nominees to date. Following completion of this offering, each of our independent directors will be eligible to receive automatic grants of restricted stock under our 2013 Equity Incentive Plan. On the date of each annual meeting of stockholders, beginning with the 2014 annual meeting of stockholders, each independent director who will continue to serve on our board of directors following such annual meeting will be granted an award of restricted stock with a value equal to $25,000, based on the closing price of our common stock on the date of such grant. These awards of restricted stock are expected to vest ratably as to one-third of the shares subject to each grant on each of the first three anniversaries of the date of grant, subject to the director’s continued service on our board of directors. All awards of restricted stock granted to each independent director will vest in full upon a change in control (as defined in the 2013 Equity Incentive Plan).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Formation Transactions

Each property that will be owned by us through our operating partnership upon the completion of this offering and the formation transactions is currently owned directly or indirectly by partnerships, limited liability companies or corporations in which Daniel A. Hoffler and his affiliates, certain of our other directors and executive officers and their affiliates and/or other third parties own a direct or indirect interest. We refer to these partnerships, limited liability companies and corporations collectively as the “ownership entities.” The current owners of the ownership entities, whom we refer to as the “prior investors,” have entered into contribution agreements with us or our operating partnership, pursuant to which they will contribute their interests in the ownership entities to us or our operating partnership or its subsidiaries in exchange for cash and/or common units, in each case substantially concurrently with the completion of this offering. Armada Hoffler will contribute certain assets of its construction and asset management businesses to our operating partnership in exchange for cash pursuant to asset purchase agreements. See “Structure and Formation of Our Company—Formation Transactions.”

Each of the prior investors has had a substantive, pre-existing relationship with us and agreed, prior to the filing with the SEC of the registration statement of which this prospectus is a part, to contribute its ownership interests in the ownership entity or entities in which it holds an investment and made an election to receive cash and/or common units in the formation transactions. Each prior investor receiving common units has represented to us that it is an “accredited investor” as defined under Regulation D of the Securities Act. The issuance of such units will be effected in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act and Regulation D under the Securities Act.

The following table sets forth the consideration to be received by certain of our directors and our named executive officers and their affiliates in connection with the formation transactions, assuming a price per share of our common stock equal to the midpoint of the price range set forth on the cover of this prospectus.

Prior Investors	Relationship with Us	Number of Units Received in Formation Transactions	Total Value of Formation Transaction Consideration
Daniel A. Hoffler(1)	Executive Chairman of the Board
Russell A. Kirk(2)	Vice Chairman of the Board
Louis S. Haddad	President, Chief Executive Officer, Director
Anthony P. Nero(3)	President of Development
Eric E. Apperson	President of Construction

(1)	Includes common units and $ in cash to be received by trusts for the benefit of Mr. Hoffler’s family members.

(2)	Includes common units and $ in cash to be received by a trust and certain entities established for the benefit of Mr. Kirk’s family members.

(3)	Includes common units and $ in cash to be received by a trust for the benefit of Mr. Nero’s family members.

We have not obtained independent third-party appraisals of the properties in our portfolio. Accordingly, there can be no assurance that the fair market value of the cash and common units that we pay or issue to the prior investors will not exceed the fair market value of the properties and other assets acquired by us in the formation transactions. See “Risk Factors—Risks Related to Our Properties and Our Business—We have not obtained any third-party appraisals of the properties and other assets to be acquired by us from the prior investors in connection with the formation transactions. Accordingly, the value of the cash and common units to be paid or issued as consideration for the properties and assets to be acquired by us in the formation transactions may exceed their aggregate fair market value and will exceed their aggregate historical combined net tangible book value of approximately $(57.1) million as of December 31, 2012.”

Excluded Assets

Our management team will retain ownership interests in certain properties that will not be contributed to us in our formation transactions. These interests include interests in four hotel properties, minority interests in a portion of the Baltimore Inner Harbor East project, a minority interest in a Washington, D.C. office building, three parcels of undeveloped residential land, nine parcels of developable land and a multifamily project involving historic tax credits. We will have options to purchase the nine parcels of developable land from the owners of such parcels, which include certain of our directors and officers. See “Business and Properties—Option Properties.” We will provide asset management services to certain of these properties following the completion of this offering. As a result of these ownership interests and the option and asset management agreements, our management team will have conflicts of interests when deciding whether to take any action under these agreements.

Asset Management Agreements

Effective upon completion of the formation transactions, our asset management team will serve as asset manager for seven properties and approximately 12 vacant parcels of land in which certain of our officers and directors own interests, as summarized below.

Property(1)	Asset Management Fee
Harbour Center	1.5% of base rents, paid monthly
Harbourside	1.75% of gross office revenue paid monthly
Twelve Vacant Parcels of Land	$300 per quarter per parcel
Three Hotels	0.25% of revenue paid monthly
Apprentice School	$500 per quarter
Apprentice School Garage	$500 per quarter per asset

(1)	Certain of our directors and executive officers own interests in these properties. See “Certain Relationships and Related Transactions.”

Partnership Agreement

In connection with the completion of the formation transactions, we will enter into an amended and restated partnership agreement with the various persons receiving common units in the formation transactions, including certain directors and officers of our company. As a result, these persons will become limited partners of our operating partnership. See “Description of the Partnership Agreement of Armada Hoffler, L.P.” Upon completion of this offering and the formation transactions, our officers and directors will own     % of the outstanding common units (or     % if the underwriters’ overallotment option is exercised in full).

Pursuant to the partnership agreement, limited partners of our operating partnership and some assignees of limited partners will have the right, beginning 12 months after the completion of the formation transactions, to require our operating partnership to redeem part or all of their common units for cash equal to the then-current market value of an equal number of shares of our common stock (determined in accordance with and subject to adjustment under the partnership agreement) or, at our election, for shares of our common stock on a one-for-one basis, subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter and described under the section titled “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Option Properties

Prior to completion of the formation transactions, we will enter into option agreements with regard to nine parcels of developable land from the owners of such parcels, which include certain of our directors and officers. For more information on the option properties and the option agreements, see “Our Business and Properties—Option Properties.”

Registration Rights

Pursuant to the terms of the partnership agreement of our operating partnership, we will agree to file, following the date on which we become eligible to file a registration statement on Form S-3 under the Securities Act of 1933, as amended, one or more registration statements registering the issuance and resale of the common stock issuable upon redemption of the common units issued in connection with the formation transactions, including those issued to our officers and directors and their affiliates. We will agree to pay all of the expenses relating to such registration statements. See “Shares Eligible for Future Sale—Registration Rights.”

Tax Protection Agreements

We intend to enter into tax protection agreements that will provide benefits to certain prior investors, including Messrs. Hoffler, Haddad, Kirk, Nero, Apperson and their affiliates and certain of our other officers effective upon completion of the formation transactions. For a description of these tax protection agreements, see “Structure and Formation of Our Company—Tax Protection Agreements.”

Reimbursement of Pre-closing Transaction Costs

In connection with this offering, the Armada Hoffler affiliates anticipate advancing or incurring an aggregate of in excess of approximately $6.9 million in organizational, legal, accounting and other similar expenses in connection with this offering and the formation transactions. We will reimburse the Armada Hoffler affiliates for these expenses, assume the debt incurred in paying these expenses or otherwise assume responsibility for paying these expenses upon completion of this offering and formation transactions.

Release of Guarantees

Messrs. Hoffler, Haddad and Kirk are guarantors of approximately $71.7 million of indebtedness, in the aggregate, which will be repaid with a portion of the net proceeds from this offering and, as a result, Messrs. Hoffler, Haddad and Kirk will be released from these guarantee obligations.

In addition, Messrs. Hoffler, Haddad and Kirk are guarantors of approximately $111.0 million of indebtedness, in the aggregate, that will be assumed by us upon completion of this offering. In connection with this assumption, we will seek to have Messrs. Hoffler, Haddad and Kirk released from such guarantees and to have our operating partnership directly assume any such guarantee obligations as replacement guarantor or, alternatively, we will agree to reimburse Messrs. Hoffler, Haddad and Kirk for any amounts paid by them under guarantees with respect to the assumed indebtedness.

Severance Plan

Effective upon completion of this offering, employees of our operating partnership and its affiliates who are members of a select group of management or highly compensated employees will be subject to our Severance Plan, which will provide severance benefits upon a termination of employment under certain circumstances. The material terms of the Severance Plan are described under “Executive Compensation—Severance Benefits” and “Executive Compensation—Summary Compensation Table.”

Construction Business Asset Purchase Agreement

We will succeed to the construction business of Armada Hoffler as a result of the sale by Armada Hoffler, which is indirectly controlled by Mr. Hoffler, of certain of the assets associated with the construction business to our services company for $1.0 million in cash. Upon consummation of the formation transactions, substantially all employees of Armada Hoffler will be terminated by Armada Hoffler and hired by our operating partnership, our services company or another affiliate of our operating partnership. These employees will receive offers of employment on substantially the same terms and conditions of their employment as were in effect immediately prior to this transition and will be eligible to participate in any employee benefit plans maintained following the consummation of this offering by our operating partnership, our services company or such affiliate. The new employer will provide service credit to each transferred employee for all service time with Armada Hoffler under its employee benefit plans and programs. The transferred employees will roll over their accrued paid time off, flexible spending account balances and deferred compensation plan balances, subject to the requirements of applicable law and any restrictions on transfer set forth in the Code. Except as described above, Armada Hoffler will retain all liabilities related to the transferred employees to the extent those liabilities arose prior to the closing of the foregoing transactions.

Asset Management and Development Business Contribution Agreements

In connection with the formation transactions, the owners of the asset management and development businesses of Armada Hoffler will contribute certain assets to our operating partnership pursuant to contribution agreements in exchange for nominal consideration.

Equity Incentive Plan

In connection with this offering and the formation transactions, we expect to adopt a cash and equity-based incentive award plan for our directors, officers, employees and consultants. We expect that an aggregate of             shares of our common stock and common units will be available for issuance under awards granted pursuant to our 2013 Equity Incentive Plan. Upon completion of this offering, an aggregate of                  shares of common stock will be granted to our independent directors and an aggregate of                 restricted shares of common stock will be granted to certain of our officers and employees, in each case under our 2013 Equity Incentive Plan. The shares granted to our officers and employees will vest ratably over a three year period. See “Executive Compensation—Equity Incentive Plan.”

Indemnification of Officers and Directors

Effective upon completion of this offering, our charter and bylaws will provide for certain indemnification rights for our directors and officers and we will enter into an indemnification agreement with each of our executive officers and directors, providing for procedures for indemnification and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us or, at our request, service to other entities, as officers or directors, or in certain other capacities, to the maximum extent permitted by Maryland law. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Limitation of Directors’ and Officers’ Liability and Indemnification.”

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our board of directors and, in general, may be amended or revised from time to time by our board of directors without a vote of our stockholders.

Investment Policies

Investments in Real Estate or Interests in Real Estate

We will conduct all of our investment activities through our operating partnership and its subsidiaries. Our investment objectives are to maximize the cash flow of our properties, acquire properties with cash flow growth potential, provide quarterly cash distributions and achieve long-term capital appreciation for our stockholders through increases in the value of our company. Consistent with our policy to acquire assets for both income and capital gain, our operating partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning its properties and to make occasional sales of the properties as are consistent with our investment objectives. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our properties and our acquisition and other strategic objectives, see “Business and Properties.”

We expect to pursue our investment objectives primarily through the ownership by our operating partnership of our portfolio of properties and other acquired properties and assets. We currently intend to invest primarily in office, retail and multifamily properties. Future investment or development activities will not be limited to any geographic area, property type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment activities in a manner that is consistent with the maintenance of our status as a REIT for U.S. federal income tax purposes. In addition, we may purchase or lease income-producing office or other types of properties for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.

We may also participate with third parties in property ownership, through joint ventures or other types of co-ownership. We also may acquire real estate or interests in real estate in exchange for the issuance of common stock, units, preferred stock or options to purchase stock. These types of investments may permit us to own interests in larger assets without unduly restricting our diversification and, therefore, provide us with flexibility in structuring our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these properties. Debt service on such financing or indebtedness will have a priority over any dividends with respect to our common stock. Investments are also subject to our policy not to fall within the definition of an “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act.

Investments in Real Estate Mortgages

While our initial portfolio consists of, and our business objectives emphasize, equity investments in office, retail and multifamily properties, we may, at the discretion of our board of directors and without a vote of our stockholders, invest in mortgages and other types of real estate interests in a manner that is consistent with our qualification as a REIT. We do not presently intend to invest in mortgages or deeds of trust, but may invest in participating or convertible mortgages if we conclude that we may benefit from the gross revenues or any appreciation in value of the property. If we choose to invest in mortgages, we would expect to invest in mortgages secured by office, retail or multifamily properties. However, there is no restriction on the proportion of our assets that may be invested in a type of mortgage or any single mortgage or type of mortgage loan. Investments in real estate mortgages run the risk that one or more borrowers may default under the mortgages and that the collateral securing those mortgages may not be sufficient to enable us to recoup our full investment.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the percentage of ownership limitations and the income and asset tests necessary for REIT qualification, we may in the future invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers where such investment would be consistent with our investment objectives. We may invest in the debt or equity securities of such entities, including for the purpose of exercising control over such entities. We have no current plans to invest in entities that are not engaged in real estate activities. We do not have any limit on the amount or percentage of our assets that may be invested in any one entity, property or geographic area. Our investment objectives are to maximize cash flow of our investments, acquire investments with growth potential and provide cash distributions and long-term capital appreciation to our stockholders through increases in the value of our company. We have not established a specific policy regarding the relative priority of these investment objectives. We will limit our investment in such securities so that we will not fall within the definition of an “investment company” under the 1940 Act.

Investments in Other Securities

Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stocks or common stock.

Dispositions

We do not currently intend to dispose of any of our properties, although we reserve the right to do so if, based upon management’s periodic review of our portfolio, our board of directors determines that such action would be in our best interests. The tax consequences to our directors and executive officers who hold common units in our operating partnership resulting from a proposed disposition of a property may influence their decision as to the desirability of such proposed disposition. See “Risk Factors—Risks Related to Our Organizational Structure—Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of units in our operating partnership, which may impede business decisions that could benefit our stockholders.”

Financings and Leverage Policy

Upon completion of this offering, we will use a significant amount of the net proceeds of this offering to repay mortgage indebtedness on certain of the properties in our portfolio. Other uses of the net proceeds from this offering are described in greater detail under “Use of Proceeds” elsewhere in this prospectus. In the future, however, we anticipate using a number of different sources to finance our acquisitions and operations, including cash flows from operations, asset sales, seller financing, issuance of debt securities, private financings (such as additional bank credit facilities, which may or may not be secured by our assets), property-level mortgage debt, common or preferred equity issuances or any combination of these sources, to the extent available to us, or other sources that may become available from time to time. Any debt that we incur may be recourse or non-recourse and may be secured or unsecured. We also may take advantage of joint venture or other partnering opportunities as such opportunities arise in order to acquire properties that would otherwise be unavailable to us. We may use the proceeds of our borrowings to acquire assets, to refinance existing debt or for general corporate purposes.

Although we are not required to maintain any particular leverage ratio, we intend, when appropriate, to employ prudent amounts of leverage and to use debt as a means of providing additional funds for the acquisition of assets, to refinance existing debt or for general corporate purposes. We expect to use leverage conservatively, assessing the appropriateness of new equity or debt capital based on market conditions, including prudent assumptions regarding future cash flow, the creditworthiness of tenants and future rental rates. Our charter and bylaws do not limit the amount of debt that we may incur. Our board of directors has not adopted a policy limiting the total amount of debt that we may incur. Going forward, we intend to target a debt to gross total assets ratio of approximately 45.0%, which is in line with similar publicly traded REITs.

Our board of directors will consider a number of factors in evaluating the amount of debt that we may incur. If we adopt a debt policy, our board of directors may from time to time modify such policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. In addition, pursuant to the tax protection agreements that we will enter into with certain of the prior investors who will become limited partners in our operating partnership, including certain of our directors and officers, we will be required to maintain a minimum level of indebtedness sufficient to avoid triggering taxable gain for such limited partners or either (i) provide such limited partners the opportunity to guarantee a portion of our operating partnership’s indebtedness or (ii) enter into deficit restoration obligations with such limited partners, which could influence the decision of our directors and officers to repay, retire, refinance or otherwise reduce our operating partnership’s liabilities. Our decision to use leverage in the future to finance our assets will be at our discretion and will not be subject to the approval of our stockholders, and we are not restricted by our governing documents or otherwise in the amount of leverage that we may use.

Lending Policies

Although we do not have a policy limiting our ability to make loans to other persons, following completion of this offering, we do not intend to make loans to third parties although we may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold. We also may make loans to joint ventures in which we participate. However, we do not intend to engage in significant lending activities. Any loan we make will be consistent with maintaining our status as a REIT.

Equity Capital Policies

To the extent that our board of directors determines to obtain additional capital, we may issue debt or equity securities, including additional common units or senior securities of our operating partnership, retain earnings (subject to provisions in the Code requiring distributions of income to maintain REIT qualification) or pursue a combination of these methods. As long as our operating partnership is in existence, we will generally contribute the proceeds of all equity capital raised by us to our operating partnership in exchange for additional interests in our operating partnership, which will dilute the ownership interests of the limited partners in our operating partnership.

Existing common stockholders will have no preemptive rights to common or preferred stock or units issued in any securities offering by us, and any such offering might cause a dilution of a stockholder’s investment in us. Although we have no current plans to do so, we may in the future issue shares of capital stock or operating partnership units in connection with acquisitions of property.

We may, under certain circumstances, purchase shares of our common stock or other securities in the open market or in private transactions with our stockholders, provided that those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any shares of our common stock or other securities, and any such action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualification as a REIT.

Conflict of Interest Policies

Overview.  Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its other partners under Maryland law and the partnership agreement in connection with the management of our operating partnership. Our fiduciary duties and obligations, as the general partner of our operating partnership, may come into conflict with the duties of our directors and officers to our company. Our officers and certain of our directors will be limited partners of our operating partnership.

Under Virginia law, a general partner of a Virginia limited partnership has fiduciary duties of loyalty and care to the partnership and its partners and must discharge its duties and exercise its rights as general partner under the partnership agreement or Virginia law consistently with the obligation of good faith and fair dealing. The duty of loyalty requires a general partner of a Virginia general partnership to account to the partnership and hold as trustee for it any property, profit, or benefit derived by the general partner in the conduct of the partnership business or derived from a use by the general partner of partnership property, including the appropriation of a partnership opportunity, to refrain from dealing with the partnership in the conduct of the partnership’s business as or on behalf of a party having an interest adverse to the partnership and to refrain from competing with the partnership in the conduct of the partnership business, although the partnership agreement may identify specific types or categories of activities that do not violate the duty of loyalty. The partnership agreement provides that, in the event of a conflict between the interests of our operating partnership or any partner, on the one hand, and the separate interests of our company or our stockholders, on the other hand, we, in our capacity as the general partner of our operating partnership, are under no obligation not to give priority to the separate interests of our company or our stockholders, and that any action or failure to act on our part or on the part of our directors that gives priority to the separate interests of our company or our stockholders that does not result in a violation of the contract rights of the limited partners of the operating partnership under its partnership agreement does not violate the duty of loyalty that we, in our capacity as the general partner of our operating partnership, owe to the operating partnership and its partners. The duty of care requires a general partner to refrain from engaging in grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law, and this duty may not be unreasonably reduced by the partnership agreement.

The partnership agreement provides that we are not be liable to our operating partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by our operating partnership or any limited partner, except for liability for our intentional harm or gross negligence. The partnership agreement also provides that any obligation or liability in our capacity as the general partner of our operating partnership that may arise at any time under the partnership agreement or any other instrument, transaction or undertaking contemplated by the partnership agreement will be satisfied, if at all, out of our assets or the assets of our operating partnership only, and no obligation or liability of the general partner will be personally binding upon any of our directors, stockholders, officers, employees or agents, regardless of whether such obligation or liability is in the nature of contract, tort or otherwise, and none of our directors or officers will be liable or accountable in damages or otherwise to the partnership, any partner or any assignee of a partner for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or any act or omission. Our operating partnership must indemnify us, our directors and officers, officers of our operating partnership and any other person designated by us against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, unless (1) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) for any transaction for which such person actually received an improper personal benefit in violation or breach of any provision of the partnership agreement, or (3) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful.

Our operating partnership must also pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our operating partnership will not indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person’s right to indemnification under the partnership agreement) or if the person is found to be liable to our operating partnership on any portion of any claim in the action.

Sale or Refinancing of Properties.  Upon the sale of certain of the properties to be owned by us at the completion of the formation transactions, certain unitholders could incur adverse tax consequences which are different from the tax consequences to us and to holders of our common stock. Consequently, unitholders may have differing objectives regarding the appropriate pricing and timing of any such sale or repayment of indebtedness.

While we will have the exclusive authority under the partnership agreement to determine whether, when, and on what terms to sell a property or when to refinance or repay indebtedness, any such decision would require the approval of our board of directors. In addition, our operating partnership has agreed to indemnify certain limited partners, including certain of our executive officers, employees and directors, for their tax liabilities (plus an additional amount equal to the taxes incurred as a result of such indemnity payment) attributable to their share of the built-in gain, as of the closing of the formation transactions, with respect to their interest in the tax protected properties.

Policies Applicable to All Directors and Officers.  Our charter and bylaws do not restrict any of our directors, officers, stockholders or affiliates from having a pecuniary interest in an investment or transaction that we have an interest in or from conducting, for their own account, business activities of the type we conduct. We intend, however, to adopt policies that are designed to eliminate or minimize potential conflicts of interest, including a policy for the review, approval or ratification of any related party transactions. This policy will provide that the audit committee of our board of directors will review the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party before approving such transaction. We will also adopt a code of business conduct and ethics, which will provide that all of our directors, officers and employees are prohibited from taking for themselves opportunities that are discovered through the use of corporate property, information or position without our consent. See “Management—Code of Business Conduct and Ethics.” However, we cannot assure you that these policies or provisions of law will always be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

In addition, our management team will retain ownership interests in certain properties that will not be contributed to us in our formation transactions. These interests include interests in four hotel properties, small minority interests in a portion of the Baltimore Inner Harbor East project, a minority interest in a Washington, D.C. office building, three parcels of undeveloped residential land and nine parcels of developable land that we will have options to purchase. See “Our Business and Properties—Option Properties.” We will provide asset management services to certain of these properties following the completion of this offering. See “Our Business and Properties—Asset Management and Property Management.” As a result of these ownership interests and option and asset management agreements, our management team will have conflicts of interests when deciding whether to take any action under these agreements.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation, firm or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, provided that:

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the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board, and our board or such committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

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the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity; or

¡	the transaction or contract is fair and reasonable to us at the time it is authorized, ratified or approved.

Furthermore, under Virginia law (where our operating partnership is formed), we, as general partner, have a fiduciary duty of loyalty to our operating partnership and its partners and, consequently, such transactions also are subject to the duties that we, as general partner, owe to the operating partnership and its limited partners (as such duty has been modified by the partnership agreement). We will also adopt a policy that requires that all contracts and transactions between us, our operating partnership or any of our subsidiaries, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of our disinterested directors even if less than a quorum. Where appropriate, in the judgment of the disinterested directors, our board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although our board of directors will have no obligation to do so.

Policies With Respect To Other Activities

We will have authority to offer common stock, preferred stock or options to purchase stock in exchange for property and to repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. As described in “Description of the Partnership Agreement of Armada Hoffler, L.P.” we expect, but are not obligated, to issue common stock to holders of common units upon some or all of their exercises of their redemption rights. Except in connection with the initial capitalization of our company and our operating partnership, we have not issued common stock, common units or any other securities in exchange for property or any other purpose, and our board of directors has no present intention of causing us to repurchase any common stock other than the shares of common stock we issued in connection with an initial capitalization. Our board of directors has the authority, without further stockholder approval, to amend our charter to increase or decrease the number of authorized shares of common stock or preferred stock or the number of shares of stock of any class or series that we have authority to issue and our board of directors, without stockholder approval, has the authority to authorize us to issue additional shares of common stock or preferred stock, in one or more series, including senior securities, in any manner, and on the terms and for the consideration, it deems appropriate. See “Description of Capital Stock.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers other than our operating partnership and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify as a REIT, unless because of circumstances or changes in the Code, or the Treasury regulations, our board of directors determines that it is no longer in our best interests to qualify as a REIT. In addition, we intend to make investments in such a way that we will not be treated as an investment company under the 1940 Act.

Reporting Policies

We intend to make available to our stockholders annual reports, including our audited financial statements. After this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

STRUCTURE AND FORMATION OF OUR COMPANY

Our Operating Entities

Our Company

We were formed as a Maryland corporation in October 2012 and will commence operations upon completion of this offering and the formation transactions. We will conduct our business through an UPREIT structure in which our properties are owned by our operating partnership directly or through limited partnerships, limited liability companies or other subsidiaries, as described below under “—Our Operating Partnership.” We are the sole general partner of our operating partnership and, upon completion of this offering and the formation transactions, will own approximately % of the common units in our operating partnership. Our board of directors will oversee our business and affairs.

Our Operating Partnership

Following the completion of this offering and the formation transactions, substantially all of our assets will be held by, and our operations will be conducted through, our operating partnership. We will contribute the net proceeds from this offering to our operating partnership in exchange for common units in our operating partnership. Our interest in our operating partnership will generally entitle us to share in cash distributions from, and in the profits and losses of, our operating partnership in proportion to our percentage ownership. As the sole general partner of our operating partnership, we will generally have the exclusive power under the partnership agreement to manage and conduct its business and affairs, subject to certain limited approval and voting rights of the limited partners, which are described more fully below in “Description of the Partnership Agreement of Armada Hoffler, L.P.” Our board of directors will manage our business and affairs.

Beginning on the first anniversary of the completion of the formation transactions, each limited partner of our operating partnership will have the right to require our operating partnership to redeem part or all of its common units for cash, based upon the value of an equivalent number of shares of our common stock at the time of the redemption, or, at our election, shares of our common stock on a one-for-one basis, subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter and described under the section titled “Description of Capital Stock—Restrictions on Ownership and Transfer.” With each redemption of common units, our percentage ownership interest in our operating partnership and our share of our operating partnership’s cash distributions and profits and losses will increase. See “Description of the Partnership Agreement of Armada Hoffler, L.P.”

Our Services Company

As part of our formation transactions, we formed Armada Hoffler Holding, Inc., a Virginia corporation that is wholly owned by our operating partnership, which we refer to as our services company. We will elect with our services company to treat it as a taxable REIT subsidiary for federal income tax purposes. Our services company will conduct, through its wholly-owned subsidiaries, our third-party construction, development and asset management businesses. A taxable REIT subsidiary generally may provide non-customary and other services to our tenants and engage in activities that we may not engage in directly without adversely affecting our qualification as a REIT, provided a taxable REIT subsidiary may not operate or manage a lodging facility or provide rights to any brand name under which any lodging facility is operated. See “Material U.S. Federal Income Tax Considerations—Requirements for Qualification—Taxable REIT Subsidiaries.” We may form additional taxable REIT subsidiaries in the future, and our operating partnership may contribute some or all of its interests in certain wholly owned subsidiaries or their assets to our services company. Any income earned by our taxable REIT subsidiaries will not be included in our taxable income for purposes of the 75% or 95% gross income tests, except to the extent such income is distributed to us as a dividend, in which case such dividend income will qualify under the 95%, but not the 75%, gross income test. See “Material U.S. Federal Income Tax Considerations—Gross Income Tests.” Because a taxable REIT subsidiary is subject to federal income tax, and state and local income tax (where applicable) as a corporation, the income earned by our taxable REIT subsidiaries generally will be subject to an additional level of tax as compared to the income earned by our other subsidiaries.

Formation Transactions

The properties and businesses that will be owned by us through our operating partnership upon completion of this offering and the formation transactions are currently owned directly or indirectly by partnerships, limited liability companies and corporations in which Messrs. Hoffler, Haddad, Kirk and their affiliates and certain of our other officers and their affiliates, whom we refer to as the Armada Hoffler affiliates, and other third parties own a direct or indirect interest. We refer to these partnerships, limited liability companies and corporations collectively as the “ownership entities.” The current owners of the ownership entities or their parent companies, whom we refer to as the “prior investors,” have entered into contribution agreements with our operating partnership pursuant to which they will contribute their interests in the ownership entities, or sell certain assets, to our operating partnership or its subsidiaries concurrently with the completion of this offering. The owners of the equity interests in the ownership entities that own, directly or indirectly, the properties in our initial portfolio, will contribute those equity interests to our operating partnership in exchange for cash and common units pursuant to the contribution agreements. In addition, (i) Armada Hoffler Construction Company and Armada Hoffler Construction Company of Virginia will transfer to our services company, pursuant to an asset purchase agreement, certain assets of their construction business, including construction contracts in progress, which we refer to as the “construction business,” and (ii) the owners of the asset management business of Armada Hoffler will contribute certain assets to our operating partnership pursuant to contribution agreements. See “Certain Relationships and Related Transactions.” The value of the consideration to be paid to the prior investors in the formation transactions will be based upon the terms of the applicable contribution agreements and asset purchase agreements and was not based on arms-length negotiations, and no appraisal of our initial portfolio and other assets was obtained. See “—Our Structure—Determination of Consideration Payable in the Formation Transactions.”

The numbers and values of common units set forth below herein assume a value per common unit equal to the price to the public of our common stock in this offering based upon the midpoint of the price range set forth on the front cover of this prospectus. Pursuant to the terms of the contribution agreements entered into with the prior investors other than the Armada Hoffler affiliates, the value to be received by them in exchange for their contribution of interests in the ownership entities is fixed. As a result, in the event the price to the public in this offering is less than the midpoint of the price range set forth on the front cover of this prospectus, the number of common units issuable to prior investors other than the Armada Hoffler affiliates will increase and the number of common units issuable to the Armada Hoffler affiliates will decrease by a corresponding amount. Similarly, in the event the price to the public in this offering is greater than the midpoint of the price range set forth on the front cover of this prospectus, the number of common units issuable to prior investors other than the Armada Hoffler affiliates will decrease and the number of common units issuable to the Armada Hoffler affiliates will increase by a corresponding amount.

Pursuant to the formation transactions, the following have occurred or will occur substantially concurrently with the completion of this offering.

¡	We were formed as a Maryland corporation, and our operating partnership was formed as a Virginia limited partnership, in October 2012.

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We will sell                 shares of our common stock in this offering and an additional                 shares if the underwriters exercise their overallotment option in full, and we will contribute the net proceeds from this offering to our operating partnership in exchange for         common units (or         common units if the underwriters exercise their overallotment option in full).

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Our operating partnership will consolidate the ownership of our initial portfolio of properties by acquiring from the prior owners all of the equity interests in the ownership entities that directly or indirectly own such properties in exchange for cash and common units of our operating partnership pursuant to contribution agreements between us and such prior owners.

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Our services company will succeed to the construction business of Armada Hoffler through its acquisition of the construction contracts and certain other assets of Armada Hoffler Construction Company and Armada Hoffler Construction Company of Virginia pursuant to an asset purchase agreement.

¡	Our services company will succeed to the development and asset management businesses of Armada Hoffler through the sale of certain assets to our services company.

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Our operating partnership will acquire equity interests in entities that own or control the projects in our identified development pipeline from Armada Hoffler and its affiliates and assume certain debt related to the development projects, which we currently expect will be approximately $         million in the aggregate.

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Prior investors, other than the Armada Hoffler affiliates, will receive as consideration for such contributions an aggregate of $         of cash and common units having an aggregate value of approximately $         in accordance with the terms of the applicable contribution and asset purchase agreements.

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Prior investors who are Armada Hoffler affiliates, including Messrs. Hoffler, Haddad and Kirk and certain of our other officers, will receive as consideration for such contributions, an aggregate of $         of cash and common units having an aggregate value of approximately $        .

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We will enter into a purchase agreement to acquire the Apprentice School Apartments project from Messrs. Hoffler, Haddad and Kirk and certain of our other officers, upon the satisfaction of certain conditions, including the completion of construction of all three components of the Apprentice School project, which is currently expected to occur in November 2013, for approximately $4.6 million, the repayment of $3.0 million of mezzanine indebtedness and the assumption of approximately $20.9 million of first mortgage debt.

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We and our operating partnership will enter into agreements providing for options to acquire nine vacant parcels of developable land from entities owned or controlled by Messrs. Hoffler, Haddad and Kirk and certain of our other officers. See “Our Business and Properties—Option Properties.”

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Mr. Hoffler will enter into a representation, warranty and indemnity agreement, pursuant to which he will make certain representations and warranties to us regarding the properties being acquired in the formation transactions and agree to indemnify us and our operating partnership for certain breaches of such representations and warranties for one year after the completion of the formation transactions. Mr. Hoffler will also agree to indemnify us with respect to certain aspects of the construction business. See “Structure and Formation of Our Company—Formation Transactions.” Other than Mr. Hoffler, none of the prior investors will provide us with any indemnification, other than with respect to representations regarding their interests in the ownership entities that they will contribute to us.

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We will enter into tax protection agreements with certain of the prior investors who will become limited partners of our operating partnership, including the Armada Hoffler affiliates, pursuant to which we will agree to indemnify them against certain adverse tax consequences to them, which may affect the way in which we conduct our business, including with respect to when and under what circumstances we sell properties in our initial portfolio or interests therein or repay debt during the restriction period.

¡	The current management team of Armada Hoffler will become our senior management team, and approximately 100 current employees of Armada Hoffler and its affiliates will become our employees.

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Our operating partnership intends to use a portion of the net proceeds of this offering to repay approximately $112.8 million of outstanding indebtedness, including associated fees and costs. As a result, we expect to have approximately $280 million of total debt outstanding upon completion of this offering and the formation transactions, including amounts to be drawn from our anticipated credit facility at or shortly after the completion of this offering.

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Concurrently with or shortly after completion of this offering, we anticipate entering into an agreement for a $100 million secured revolving credit facility, which we expect to contain an accordion feature that will allow us to increase the borrowing capacity under the facility up to $250 million, subject to our satisfaction of certain conditions. We expect to use this credit facility initially to fund a portion of the cash consideration for the formation transactions, to acquire the projects in our identified development pipeline and to repay existing lines of credit and certain debt relating to the projects in our development pipeline and thereafter for general corporate purposes, including funding acquisitions and development and redevelopment of properties in our portfolio and for working capital.

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As a result of the foregoing, (i) we will own 100% of the interests in the properties in our initial portfolio, (ii) our services company will succeed to the ongoing construction and development business of Armada Hoffler, (iii) we will assume asset management of certain of the properties in our initial portfolio, (iv) our services company will succeed to the third party- asset management business of Armada Hoffler, (v) we will own interests in entities that own or control the six development projects in our identified development pipeline, (vi) we will have options to acquire nine parcels of land from Armada Hoffler, and (vii) we will enter into a purchase agreement to acquire the Apprentice School Apartments, a 197-unit multifamily property currently under construction in Newport News, Virginia, upon completion of construction of all three components of the Apprentice School project, which is currently expected to occur in November 2013.

Tax Protection Agreements

Under the Code, taxable gain recognized upon a sale of an asset contributed to a partnership must be allocated to the contributing partner, or original contributor, in a manner that takes into account the variation between the tax basis and the fair market value of the asset at the time of the contribution. This requirement may result in a significant allocation of taxable gain to the original contributor without an increased cash distribution. In addition, when a partner contributes an asset subject to a liability to a partnership, any reduction in the partner’s share of partnership liabilities that exceeds the partner’s adjusted tax basis in the partnership would result in taxable gain to the partner.

Our operating partnership will enter into tax protection agreements with certain of the original contributors who receive OP units in the formation transactions, including Messrs. Hoffler, Haddad, Kirk, Nero and Apperson and their respective affiliates and certain of our other officers. See “Certain Relationships and Related Transactions—Tax Protection Agreements.” These agreements are intended to protect these original contributors against the tax consequences described above. If we dispose of any interest in the protected properties in a taxable transaction within          years of the closing of this offering, then we will indemnify those contributors for their tax liabilities attributable to the built-in gain that exists with respect to such properties as of the time of this offering and the tax liabilities incurred as a result of such tax protection payment. Pursuant to the tax protection agreements, it is anticipated that the total amount of protected built in gain on the protected properties will be approximately $        million. Of that amount, it is anticipated that Messrs. Hoffler, Haddad, Kirk, Nero and Apperson and their affiliates will be protected against approximately $        million of built in gain on the protected properties and certain of our other officers will be protected against approximately $        million of built in gain on the protected properties. With respect to each of the protected properties, the tax indemnities described above will not apply to a disposition of a protected property if such disposition constitutes a “like-kind exchange” under section 1031 of the Code, an involuntary conversion under section 1033 of the Code, or another transaction (including, but not limited to, (i) a contribution of property that qualifies for the non-recognition of gain under sections 721 or 351 of the Code or (ii) a merger or consolidation of our operating partnership with or into another entity that qualifies for taxation as a partnership for federal income tax purposes) if such transaction does not result in the recognition of taxable income or gain to a contributor with respect to its OP units. In the case of the exception discussed in the preceding sentence, the tax protection then would apply to the replacement property (or the partnership interest) received in the transaction, to the extent that the sale or other disposition of that replacement asset would result in the recognition of any of the built-in gain that existed for that property at the time of our formation transactions.

In addition, the tax protection agreements will provide that the operating partnership will offer certain of the original contributors, including Messrs. Hoffler, Haddad, Kirk, Nero and Apperson and their respective affiliates and certain of our other officers, the opportunity to guarantee debt, or, alternatively, to enter into a deficit restoration obligation, for      years from the closing of this offering in a manner intended to provide an allocation of operating partnership liabilities to the partner for federal income tax purposes. We are currently evaluating, and have not yet determined, whether such limited partners will have a need to guarantee debt immediately upon the completion of the formation transactions and the closing of this offering. In addition to any guarantee opportunities provided immediately upon the completion of the formation transactions and this offering, this opportunity will also be offered upon certain future repayments, retirements, refinancings or other reductions (other than scheduled amortization) of the currently outstanding liabilities of the entities that held those properties prior to the formation transactions during the         years following the closing of this offering. If we fail to make such opportunities available, we will be required to deliver to each such contributor a cash payment intended to approximate the contributor’s tax liability resulting from our failure to make such opportunities available to that contributor and the tax liabilities incurred as a result of such tax protection payment.

Any original contributor that guarantees debt of the operating partnership pursuant to the tax protection agreements will be responsible, under certain circumstances, for the repayment of the guaranteed amount to the lender in the event that the lender would otherwise recognize a loss on the loan, such as, for example, if property securing the loan was foreclosed and the value was not sufficient to repay a certain amount of the debt. Likewise, a contributor that enters into a deficit restoration obligation will be required to pay the operating partnership an amount of cash equal to all or part of its deficit book capital account upon the liquidation of the operating partnership. If the operating partnership fails to offer these original contributors the opportunity to guarantee such debt or to enter into a deficit restoration obligation, the operating partnership will be required to deliver to each original contributor who was not offered the opportunity to guarantee debt or enter into a deficit restoration obligation a cash payment intended to approximately compensate for the tax liability resulting from the operating partnership’s failure to make this opportunity available and tax liabilities increased as a result of such payment.

The tax protection agreements are expected to benefit certain of the holders of our common units by assisting them in continuing to defer federal income taxes in connection with the formation transactions and thereafter.

Benefits of the Formation Transactions to Related Parties

In connection with this offering and the formation transactions, affiliates of Armada Hoffler will receive material benefits described in “Certain Relationships and Related Transactions,” including those described below. All amounts are based on a value equal to the midpoint of the price range on the front cover of this prospectus.

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Mr. Hoffler, our Executive Chairman, and his affiliates, including certain trusts he established for the benefit of his family, will receive common units having an aggregate value of approximately $         and approximately $         in cash in connection with the formation transactions. As a result, Mr. Hoffler and his affiliates will own approximately     % of the combined shares of our common stock and common units in our operating partnership upon completion of this offering and the formation transactions, or     % if the underwriters’ overallotment option is exercised in full.

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Mr. Haddad, our President and Chief Executive Officer, will receive common units having an aggregate value of approximately $         and approximately $         in cash in connection with the formation transactions. As a result, Mr. Haddad will own approximately     % of the combined shares of our common stock and common units in our operating partnership upon completion of this offering and the formation transactions, or     % if the underwriters’ overallotment option is exercised in full.

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Mr. Kirk, our Vice Chairman, and his affiliates, including certain trusts he established for the benefit of his family, will receive common units having an aggregate value of approximately $         and approximately $         in cash in connection with the formation transactions. As a result, Mr. Kirk and his affiliates will own approximately     % of the combined shares of our common stock and common units in our operating partnership upon completion of this offering and the formation transactions, or     % if the underwriters’ overallotment option is exercised in full.

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Other executive officers and employees of our company upon completion of this offering and the formation transactions will receive, in the aggregate, common units having an aggregate value of approximately $         and approximately $         in cash in connection with the formation transactions.

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Messrs. Hoffler, Haddad and Kirk are guarantors of approximately $71.7 million of indebtedness, in the aggregate, which will be repaid with a portion of the net proceeds from this offering and, as a result, Messrs. Hoffler, Haddad and Kirk will be released from these guarantee obligations. In addition, Messrs. Hoffler, Haddad and Kirk are guarantors of approximately $111.0 million of indebtedness, in the aggregate, that will be assumed by us upon completion of this offering. In connection with this assumption, we will seek to have Messrs. Hoffler, Haddad and Kirk released from such guarantees and to have our operating partnership directly assume any such guarantee obligations as replacement guarantor or, alternatively, we will agree to reimburse Messrs. Hoffler, Haddad and Kirk for any amounts paid by them under guarantees with respect to the assumed indebtedness.

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Our operating partnership will enter into tax protection agreements with certain of the prior investors who become limited partners of our operating partnership, including Messrs. Hoffler, Haddad, Kirk, Nero and Apperson, and their affiliates, and certain of our other officers, pursuant to which our operating partnership will agree to indemnify such limited partners against adverse tax consequences (including as a result of receiving a tax protection payment) in connection with: (i) our sale of the protected properties in our initial portfolio in a taxable transaction until the         anniversary of the completion of the formation transactions; and (ii) our operating partnership’s failure to provide such limited partners the opportunity to guarantee certain debt of our operating partnership until the         anniversary of the completion of the formation transactions. Pursuant to the tax protection agreements, it is anticipated that the total amount of protected built in gain on the protected properties will be approximately $         million. Of that amount, it is anticipated that Messrs. Hoffler, Haddad, Kirk, Nero and Apperson and their affiliates will be protected against approximately $         million of built in gain on the protected properties and certain of our other officers will be protected against approximately $         million of built in gain on the protected properties. Our operating partnership also will agree to provide certain prior investors, including Messrs. Hoffler, Haddad, Kirk, Nero and Apperson and their affiliates, as well as certain of our other officers, the opportunity to guarantee a portion of our operating partnership’s indebtedness, or, alternatively, to enter into deficit restoration obligations, to provide them with certain tax protections. We are currently evaluating, and have not yet determined, whether such limited partners will have a need to guarantee debt immediately upon the completion of the formation transactions and this offering. In addition to any guarantee opportunities provided immediately upon the completion of the formation transactions and this offering, this opportunity will also be provided upon future repayment, retirement, refinancing, or other reduction (other than scheduled amortization) of our operating partnership’s liabilities, and we will indemnify those partners for any tax liabilities they incur as a result of our failure to timely provide such opportunity and any tax liabilities incurred as a result of such tax protection payment. See “Structure and Formation of Our Company—Benefits of the Formation Transactions to Related Parties.”

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Pursuant to the terms of the partnership agreement of our operating partnership, we will agree to file, following the date on which we become eligible to file a registration statement on Form S-3 under the Securities Act of 1933, as amended, one or more registration statements registering the issuance or resale of the common stock issuable upon redemption of the common units issued in connection with the formation transactions, including those issued to Messrs. Hoffler, Haddad and Kirk, their affiliates, and related trusts and certain of our other directors and executive officers and their affiliates. We will agree to pay all of the expenses relating to such registration statements. See “Shares Eligible for Future Sale—Registration Rights.”

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We intend to adopt a severance plan, effective upon completion of this offering, in which certain of our officers will be participants, including our named executive officers. The material terms of the plan are described under “Executive Compensation—Severance Benefits” and “Executive Compensation—Summary Compensation Table.”

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We intend to enter into indemnification agreements with our directors and executive officers effective upon the closing of this offering, providing for procedures for indemnification by us to the fullest extent permitted by law and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us or, at our request, service to other entities, as officers or directors or in certain other capacities.

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We intend to adopt our 2013 Equity Incentive Plan, under which we may grant cash or equity incentive awards to our directors, officers, employees and consultants. Upon completion of this offering, we will issue an aggregate of shares of restricted common stock to Messrs. Hoffler and Kirk (based on the midpoint of the price range set forth on the cover of this prospectus), and an aggregate of shares of restricted common stock to our independent directors (based on the midpoint of the price range set forth on the cover of this prospectus). See “Executive Compensation—Equity Incentive Plan.”

Our Structure

The following diagram depicts our expected ownership structure upon completion of this offering and the formation transactions. Our operating partnership will own the various properties in our portfolio directly or indirectly, and in some cases through special purpose entities that were created in connection with various financings. All amounts are based on the midpoint of the price range set forth on the front cover page of this prospectus.

(1)	Reflects (a) and shares of restricted common stock to be granted to Messrs. Hoffler and Kirk, respectively, concurrently with the completion of this offering, (b) shares of restricted common stock to be granted to each of our independent directors concurrently with the completion of this offering and (c) an aggregate of shares of restricted common stock to be granted to certain officers and employees of our company concurrently with the completion of this offering.

Determination of Consideration Payable in the Formation Transactions

The value of the consideration to be paid to the prior investors in the formation transactions will be based upon the terms of the applicable contribution agreements and the asset purchase agreement and was determined based on negotiations with the third-party partners in the ownership entities. The actual value of the consideration to be paid by us to each of the prior investors, in the form of common units or cash, ultimately will be determined at pricing of this offering based on the initial public offering price of our common stock, which will be determined as described below under the heading “—Determination of Offering Price.”

We have not obtained independent third-party appraisals of the properties in our initial portfolio or the assets we will acquire in the formation transactions. Accordingly, there can be no assurance that the fair market value of the cash and common units that we pay or issue to the prior investors will not exceed the fair market value of the properties and other assets acquired by us in the formation transactions. See “Risk Factors—Risks Related to Our Properties and Our Business— We have not obtained any third-party appraisals of the properties and other assets to be acquired by us from the prior investors in connection with the formation transactions. Accordingly, the value of the cash and common units to be paid or issued as consideration for the properties and assets to be acquired by us in the formation transactions may exceed their aggregate fair market value and will exceed their aggregate historical combined net tangible book value of approximately $(57.1) million as of December 31, 2012.”

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock in this offering will be negotiated between the representatives of the underwriters and us. In determining the initial public offering price of our common stock, the representatives of the underwriters will consider, among other things, the history and prospects for the industry in which we compete, our results of operations, the ability of our management, our business potential and earnings prospects, our estimated net income, our estimated funds from operations, our estimated cash available for distribution, our anticipated dividend yield, our growth prospects, the prevailing securities markets at the time of this offering, the recent market prices of, and the demand for, publicly traded shares of companies considered by us and the underwriters to be comparable to us and the current state of the commercial real estate industry and the economy as a whole. The initial public offering price does not necessarily bear any relationship to the book value of the properties and assets to be acquired in the formation transactions, our financial condition or any other established criteria of value and may not be indicative of the market price for our common stock after this offering.

DESCRIPTION OF THE

PARTNERSHIP AGREEMENT OF ARMADA HOFFLER, L.P.

The following summarizes the material terms of the agreement of limited partnership of our operating partnership, a copy of which is an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Management

We are the sole general partner of our operating partnership, a Virginia limited partnership. We will conduct substantially all of our operations and make substantially all of our investments through our operating partnership. Pursuant to the partnership agreement, we, as the general partner, will have full, complete and exclusive responsibility and discretion in the management and control of our operating partnership, including the ability to cause our operating partnership to enter into certain major transactions including acquisitions, dispositions, refinancings and selection of lessees, to make distributions to partners and to cause changes in our operating partnership’s business activities.

Transferability of Interests

Holders of common units may not transfer their units without our consent, as general partner of the operating partnership. We may not engage in any merger, consolidation or other combination, or sale of all or substantially all of our assets in a transaction that results in a change in control of our company unless:

¡	we receive the consent of limited partners holding more than 50% of the partnership interests of the limited partners (other than those held by our company or our subsidiaries);

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as a result of such transaction, all limited partners (other than our company or our subsidiaries) will receive, or have the right to receive, for each common unit an amount of cash, securities or other property equal or substantially equivalent in value to the product of the conversion factor and the greatest amount of cash, securities or other property paid in the transaction to a holder of one of our shares of common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding common stock, each holder of common units (other than those held by our company or our subsidiaries) shall be given the option to exchange its common units for the greatest amount of cash, securities or other property that a limited partner would have received had it (A) exercised its redemption right (described below) and (B) sold, tendered or exchanged pursuant to the offer common stock received upon exercise of the redemption right immediately prior to the expiration of the offer; or

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we are the surviving entity in the transaction and either (A) our stockholders do not receive cash, securities or other property in the transaction or (B) all limited partners (other than our company or our subsidiaries) receive for each common unit an amount of cash, securities or other property equal or substantially equivalent in value to the product of the conversion factor and the greatest amount of cash, securities or other property received in the transaction by a holder of one of our shares of common stock.

We also may merge with or into or consolidate with another entity if immediately after such merger or consolidation (i) substantially all of the assets of the successor or surviving entity, other than common units held by us, are contributed, directly or indirectly, to the partnership as a capital contribution in exchange for common units with a fair market value equal to the value of the assets so contributed as determined by the survivor in good faith and (ii) the survivor expressly agrees to assume all of our obligations under the partnership agreement, including those of the general partner, and the partnership agreement shall be amended after any such merger or consolidation so as to arrive at a new method of calculating the amounts payable upon exercise of the redemption right that approximates the existing method for such calculation as closely as reasonably possible.

We also may cause the general partner to (i) transfer all or any portion of its general partnership interest to (A) a wholly-owned subsidiary or (B) a parent company, and following such transfer may withdraw as the general partner, and (ii) engage in a transaction required by law or by the rules of any national securities exchange or OTC interdealer quotation system on which our common stock is listed.

We, through a wholly-owned subsidiary serving as the general partner, without the consent of the limited partners, may (i) merge or consolidate our operating partnership with or into any other domestic or foreign partnership, limited partnership, limited liability company or corporation or (ii) sell all or substantially all of the assets of our operating partnership in a transaction pursuant to which the limited partners (other than us or any of our subsidiaries) receive consideration as set forth above.

Capital Contributions

We will contribute, directly, to our operating partnership substantially all of the net proceeds of this offering as a capital contribution in exchange for common units. Upon completion of the formation transactions and this offering and the contribution of the net proceeds of this offering to our operating partnership, we will own an approximate     % (    % if the underwriters exercise their overallotment option in full) partnership interest in our operating partnership. The partnership agreement provides that if our operating partnership requires additional funds at any time in excess of funds available to our operating partnership from borrowing or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to our operating partnership on the same terms and conditions as are applicable to our borrowing of such funds. Under the partnership agreement, we are obligated to contribute the net proceeds of any future offering of common or preferred equity securities as additional capital to our operating partnership. If we contribute additional capital to our operating partnership, we will receive additional common or preferred units, as applicable, and our percentage interest will be increased on a proportionate basis based upon the amount of such additional capital contributions and the value of our operating partnership at the time of such contributions. Conversely, the percentage interests of the limited partners will be decreased on a proportionate basis in the event of additional capital contributions by us. In addition, if we contribute additional capital to our operating partnership, the general partner will revalue the property of our operating partnership to its fair market value (as determined by the general partner) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the partnership agreement if there were a taxable disposition of such property for its fair market value (as determined by the general partner) on the date of the revaluation. Our operating partnership may issue preferred partnership interests, in connection with acquisitions of property or otherwise, which could have priority over common partnership interests with respect to distributions from our operating partnership, including the partnership interests we own as the general partner.

Redemption Rights

Pursuant to the partnership agreement, limited partners, other than us, will receive redemption rights, which will enable them to cause our operating partnership to redeem their common units in exchange for cash or, at our operating partnership’s option, for shares of our common stock on a one-for-one basis, commencing one year from the date of issuance of such units. Redemptions will generally occur only on the first day of each calendar quarter. Limited partners must submit an irrevocable notice to our operating partnership of the intention to be redeemed no less than 60 days prior to the redemption date, and each limited partner must submit for redemption at least 1,000 common units or, if such limited partner holds less than 1,000 common units, all the common units owned by such limited partner. The number of shares of common stock issuable upon redemption of common units held by limited partners may be adjusted upon the occurrence of certain events such as share dividends, share subdivisions or combinations. We expect to fund any cash redemptions out of available cash or borrowings. Notwithstanding the foregoing, a limited partner will not be entitled to exercise its redemption rights if the delivery of common stock to the redeeming limited partner would:

¡	result in any person owning, directly or indirectly, shares of common stock in excess of the stock ownership limit in our charter;

¡	result in our being owned by fewer than 100 persons (determined without reference to any rules of attribution);

¡	result in our being “closely held” within the meaning of Section 856(h) of the Code;

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cause us to own, actually or constructively, 10% or more of the ownership interests in a tenant (other than a TRS) of ours, our operating partnership’s or a subsidiary partnership’s real property, within the meaning of Section 856(d)(2)(B) of the Code;

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cause us to fail to qualify as a REIT under the Code, including, but not limited to, as a result of any hotel management company failing to qualify as an eligible independent contractor under the Code; or

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cause the acquisition of common stock by such redeeming limited partner to be “integrated” with any other distribution of common stock or common units for purposes of complying with the registration provisions of the Securities Act.

The general partner may, in its sole and absolute discretion, waive any of these restrictions.

The partnership agreement requires that our operating partnership be operated in a manner that enables us to satisfy the requirements for being classified as a REIT, to avoid any federal income or excise tax liability imposed by the Code (other than any federal income tax liability associated with our retained capital gains) and to ensure that the partnership will not be classified as a “publicly traded partnership” taxable as a corporation under Section 7704 of the Code.

Partnership Expenses

In addition to the administrative and operating costs and expenses incurred by our operating partnership, our operating partnership generally will pay all of our administrative costs and expenses, including:

¡	all expenses relating to our continuity of existence and our subsidiaries’ operations;

¡	all expenses relating to offerings and registration of securities;

¡	all expenses associated with any repurchase by us of any securities;

¡	all expenses associated with the preparation and filing of any of our periodic or other reports and communications under federal, state or local laws or regulations;

¡	all expenses associated with our compliance with laws, rules and regulations promulgated by any regulatory body;

¡	all administrative costs and expenses, including salaries and other payments to directors, officers or employees;

¡	all expenses associated with any 401(k) plan, incentive plan, bonus plan or other plan providing compensation to our employees;

¡	all expenses incurred by us relating to any issuance or redemption of common units; and

¡	all of our other operating or administrative costs incurred in the ordinary course of business on behalf of our operating partnership.

These expenses, however, do not include any of our administrative and operating costs and expenses incurred that are attributable to properties that, in the future, may be owned by us directly rather than by our operating partnership or its subsidiaries.

General Partner Duties

Our directors and officers have duties under applicable Maryland law to oversee our management in a manner consistent with our best interests. At the same time, we, as the general partner of our operating partnership, have fiduciary duties to manage our operating partnership in a manner beneficial to our operating partnership and its partners. Our duties, as general partner to our operating partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to us. The partnership agreement provides that in the event of a conflict between the interests of our stockholders, on the one hand, and the limited partners of the operating partnership, on the other hand, as general partner we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners; provided, however, that so long as we own a controlling interest in the operating partnership, any such conflict that we, in our sole and absolute discretion, determine cannot be resolved in a manner not adverse to either our stockholders or the limited partners shall be resolved in favor of our stockholders and we shall not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by the limited partners in connection with such decisions.

Distributions

The partnership agreement provides that our operating partnership will distribute cash from operations (including net sale or refinancing proceeds, but excluding net proceeds from the sale of our operating partnership’s property in connection with the liquidation of our operating partnership) at such time and in such amounts as determined by the general partner in its sole discretion, to us and the other limited partners in accordance with their respective percentage interests in our operating partnership.

Upon liquidation of our operating partnership, after payment of, or adequate provision for, debts and obligations of the partnership, including any partner loans, any remaining assets of the partnership will be distributed to us and the other limited partners with positive capital accounts in accordance with their respective positive capital account balances.

LTIP Units

LTIP units are a class of common units in our operating partnership and, if issued, will receive the same quarterly per-unit profit distributions as the other outstanding units in our operating partnership. We have no current plan to issue any LTIP units. LTIP units, if issued, will not have full parity with other outstanding units with respect to liquidating distributions. Generally, under the terms of the LTIP units, if issued, our operating partnership will revalue its assets upon the occurrence of certain specified events, and any increase in valuation from the last revaluation of our operating partnership assets until such event will be allocated first to the LTIP unit holders to equalize the capital accounts of such holders with the capital accounts of holders of our other outstanding common units. Upon equalization of the capital accounts of the LTIP unit holders with the capital accounts of the other holders of our common units, the LTIP units will achieve full parity with our other common units for all purposes, including with respect to liquidating distributions. If such parity is reached, vested LTIP units may be converted into an equal number of common units at any time, and thereafter enjoy all the rights of such units, including redemption rights. However, there are circumstances under which such parity would not be reached. Until and unless such parity is reached, the value for a given number of vested LTIP units will be less than the value of an equal number of shares of our common stock.

Allocations

Profits and losses of the partnership (including depreciation and amortization deductions) for each fiscal year generally will be allocated to us and the other limited partners in accordance with the respective percentage interests in the partnership. All of the foregoing allocations are subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and Treasury regulations promulgated thereunder. To the extent Treasury regulations promulgated pursuant to Section 704(c) of the Code permit, the general partner shall have the authority to elect the method to be used by our operating partnership for allocating items with respect to (i) the difference between our predecessor’s adjusted tax basis in our portfolio and the proceeds of the offering that we will contribute to our operating partnership in exchange for common units and (ii) contributed property acquired for common units for which fair market value differs from the adjusted tax basis at the time of contribution. Any such election shall be binding on all partners. Upon the occurrence of certain specified events, our operating partnership will revalue its assets and any net increase in valuation will be allocated first to the LTIP units to equalize the capital accounts of such holders with the capital accounts of the holders of the other outstanding units in our operating partnership.

Registration Rights

We have granted those persons with a direct or indirect interest in the property entities who will receive common units in the formation transactions certain registration rights with respect to the shares of our common stock that may be issued to them in connection with the exercise of the redemption rights under the partnership agreement.

Following the date on which we become eligible to use a registration statement on Form S-3 for the registration of securities and subject to certain further conditions as set forth in our operating partnership’s partnership agreement, we will be obligated to file a shelf registration statement covering the issuance and resale of common stock received by limited partners upon redemption of their common units. In furtherance of such registration rights, we have also agreed as follows:

¡	to use our commercially reasonable efforts to have the registration statement declared effective;

¡	to furnish to limited partners redeeming their common units for our shares of common stock prospectuses, supplements, amendments, and such other documents reasonably requested by them;

¡	to register or qualify such shares under the securities or blue sky laws of such jurisdictions within the United States as required by law;

¡	to list shares of our common stock issued pursuant to the exercise of redemption rights on any securities exchange or national market system upon which our shares of common stock are then listed; and

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to indemnify limited partners exercising redemption rights against all losses caused by any untrue statement of a material fact contained in the registration statement, preliminary prospectus or prospectus or caused by any omission to state a material fact required to be stated or necessary to make the statements therein not misleading, except insofar as such losses are caused by any untrue statement or omission based upon information furnished to us by such limited partners.

Notwithstanding the foregoing, we are not required to file more than two registration statements in any 12-month period and, as a condition to our obligations with respect to the registration rights of limited partners, each limited partner will agree:

¡	that no limited partner will offer or sell shares of our common stock that are issued upon redemption of their common units until such shares have been included in an effective registration statement;

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that, if we determine in good faith that registration of shares for resale would require the disclosure of important information that we have a business purpose for preserving as confidential, the registration rights of each limited partner will be suspended until we notify such limited partners that suspension of their registration rights is no longer necessary (so long as we do not suspend their rights for more than 180 days in any 12-month period);

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that if we propose an underwritten public offering, each limited partner will agree not to effect any offer, sale or distribution of our shares during the period commencing on the tenth day prior to the expected effective date of a registration statement filed with respect to the public offering or commencement date of a proposed offering and ending on the date specified by the managing underwriter for such offering; and

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to indemnify us and each of our officers, directors and controlling persons against all losses caused by any untrue statement or omission contained in (or omitted from) any registration statement based upon information furnished to us by such limited partner.

Subject to certain exceptions, our operating partnership will pay all expenses in connection with the exercise of registration rights under our operating partnership’s partnership agreement.

Amendments of the Partnership Agreement

The general partner, without the consent of the limited partners, may amend the partnership agreement in any respect; provided that the following amendments require the consent of limited partners holding more than 50% of the partnership interests of the limited partners (other than those held by us or our subsidiaries):

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any amendment affecting the operation of the conversion factor (for holders of LTIP units) or the redemption right (except as otherwise provided in the partnership agreement) in a manner that adversely affects the limited partners in any material respect;

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any amendment that would adversely affect the rights of the limited partners to receive the distributions payable to them under the partnership agreement, other than with respect to the issuance of additional common units pursuant to the partnership agreement;

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any amendment that would alter our operating partnership’s allocations of profit and loss to the limited partners, other than with respect to the issuance of additional common units pursuant to the partnership agreement; or

¡	any amendment that would impose on the limited partners any obligation to make additional capital contributions to our operating partnership.

Indemnification and Limitation of Liability

The limited partners of our operating partnership expressly acknowledge that the general partner of our operating partnership is acting for the benefit of our operating partnership, the limited partners (including us) and our stockholders collectively and that we are under no obligation to consider the separate interests of the limited partners (including, without limitation, the tax consequences to some or all of the limited partners) in deciding whether to cause our operating partnership to take, or decline to take, any actions. The partnership agreement provides that in the event of a conflict between the interests of our stockholders on the one hand, and the limited partners of our operating partnership on the other hand, the general partner will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners, provided however, that so long as we own a controlling interest in our operating partnership, any such conflict that the general partner, in its sole and absolute discretion, determines cannot be resolved in a manner not adverse to either our stockholders or the limited partners will be resolved in favor of our stockholders, and neither the general partner nor our company will be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by the limited partners in connection with such decisions.

To the extent permitted by applicable law, the partnership agreement will provide for the indemnification of the general partner, and our officers, directors, employees, agents and any other persons we may designate from and against any and all claims arising from operations of our operating partnership in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established by a court of competent jurisdiction that:

¡	the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

¡	the indemnitee actually received an improper personal benefit in money, property or services; or

¡	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

Similarly, the general partner of our operating partnership, and our officers, directors, agents or employees, will not be liable for monetary damages to our operating partnership or the limited partners for losses sustained or liabilities incurred as a result of errors in judgment or mistakes of fact or law or of any act or omission so long as any such party acted in good faith.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Term

Our operating partnership will continue indefinitely or until sooner dissolved upon:

¡	the bankruptcy, dissolution, removal or withdrawal of the general partner (unless the limited partners elect to continue the partnership);

¡	the passage of 90 days after the sale or other disposition of all or substantially all of the assets of the partnership;

¡	the redemption of all common units (other than those held by us, if any) unless we decide to continue the partnership by the admission of one or more limited partners; or

¡	an election by us in our capacity as the general partner.

Tax Matters

Our partnership agreement will provide that the sole general partner of our operating partnership will be the tax matters partner of our operating partnership and, as such, will have authority to handle tax audits and to make tax elections under the Code on behalf of our operating partnership.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of the completion of this offering, certain information regarding the beneficial ownership of shares of our common stock and shares of common stock issuable upon redemption of common units immediately following the completion of this offering and the formation transactions for (1) each person who is expected to be the beneficial owner of 5% or more of our outstanding common stock immediately following the completion of this offering, (2) each of our directors, director nominees and named executive officers, and (3) all of our directors, director nominees and executive officers as a group. This table assumes that the formation transactions and this offering are completed, and gives effect to the expected issuance of common stock and common units in connection with this offering and the formation transactions (based on the midpoint of the price range set forth on the cover of this prospectus). Each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person, except as otherwise set forth in the footnotes to the table. The extent to which a person will hold shares of common stock as opposed to common units is set forth in the footnotes below.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options or other rights (as set forth above) held by that person that are exercisable as of the completion of this offering or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

Unless otherwise indicated, the address of each named person is c/o Armada Hoffler Properties, Inc., 222 Central Park Avenue, Suite 2100, Virginia Beach, Virginia 23462. No shares beneficially owned by any executive officer, director or director nominee have been pledged as security for a loan.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned(1)	Number of Shares and Units Beneficially Owned	Percentage of All Shares	Percentage of All Shares and Units(2)
Daniel A. Hoffler
A. Russell Kirk
John W. Snow
George F. Allen
James A. Carroll
James C. Cherry
Louis S. Haddad
Anthony P. Nero
Eric E. Apperson
All executive officers, directors and director nominees as a group (9 people)

*	Less than 1.0%

(1)	Represents number of shares of common stock expected to be granted to the named individual pursuant to the 2013 Equity Incentive Plan concurrently with the completion of this offering, based upon an assumed public offering price equal to the midpoint of the price range set forth on the cover page of this prospectus.

(2)	Assumes an aggregate of shares of common stock and an aggregate of common units (other than common units to be held by us) are outstanding immediately following this offering.

(3)	Includes an aggregate of common units to be held by trusts established by Mr. Hoffler for the benefit of family members and shares of restricted common stock to be granted to Mr. Hoffler under our 2013 Equity Incentive Plan concurrently with the completion of this offering.

(4)	Includes an aggregate of common units to be held by trusts and other entities established by Mr. Kirk for the benefit of family members and shares of restricted common stock to be granted to Mr. Kirk under our 2013 Equity Incentive Plan concurrently with the completion of this offering.

(5)	Includes restricted shares to be granted to each of our independent directors concurrently with completion of this offering, which shares will vest ratably as to one-third of the shares on each of the first three anniversaries of the date of grant.

(5)	Includes common units to be held by a trust for the benefit of Mr. Nero’s family members.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of our capital stock and certain terms of our charter and bylaws as we expect they will be at the time of completion of this offering and the formation transactions. For a complete description, we refer you to the MGCL and to our charter and bylaws. For a more complete understanding of our capital stock, we encourage you to read carefully this entire prospectus, as well as our charter and bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part.

General

We are authorized to issue 600,000,000 shares of stock, consisting of 500,000,000 shares of common stock, $0.01 par value per share, or our common stock, and 100,000,000 shares of preferred stock, $0.01 par value per share, or our preferred stock. Our charter authorizes our board of directors, with the approval of a majority of the entire board of directors and without any action on the part of our stockholders, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without stockholder approval. As of the date of this prospectus, we had 1,000 outstanding shares of common stock and no outstanding shares of preferred stock. Upon completion of this offering, the formation transactions and the grants of restricted stock described elsewhere in this prospectus,              shares of our common stock will be issued and outstanding and no shares of our preferred stock will be issued and outstanding. Under Maryland law, stockholders generally are not liable for a corporation’s debts or obligations.

Common Stock

Subject to the preferential rights, if any, of holders of any other class or series of stock and to the provisions of our charter regarding restrictions on ownership and transfer of our stock, holders of our common stock:

¡	have the right to receive ratably any distributions from funds legally available therefor, when, as and if authorized by our board of directors and declared by us; and

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are entitled to share ratably in the assets of our company legally available for distribution to the holders of our common stock in the event of our liquidation, dissolution or winding up of our affairs.

There are generally no redemption, sinking fund, conversion, preemptive or appraisal rights with respect to our common stock.

Subject to the provisions of our charter regarding restrictions on ownership and transfer of our stock and except as may otherwise be specified in the terms of any class or series of stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as may be provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of our directors, and directors will be elected by a plurality of the votes cast in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the outstanding shares of our common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Power to Reclassify and Issue Stock

Our board of directors may classify any unissued shares of preferred stock, and reclassify any unissued shares of common stock or any previously classified but unissued shares of preferred stock into other classes or series of stock, including one or more classes or series of stock that have priority over our common stock with respect to voting rights or distributions or upon liquidation, and authorize us to issue the newly classified shares. Prior to the issuance of shares of each class or series, our Board of Directors is required by the MGCL and our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which our stock may be then listed or quoted.

Power to Increase or Decrease Authorized Stock and Issue Additional Shares of Our Common Stock and Preferred Stock

Our charter authorizes our board of directors, with the approval of a majority of the entire board of directors, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without stockholder approval. We believe that the power of our board of directors to increase or decrease the number of authorized shares of stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the additional shares of stock, will be available for future issuance without further action by our stockholders, unless such action is required by applicable law, the terms of any other class or series of stock or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Our board of directors could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for our stockholders or otherwise be in their best interests.

Restrictions on Ownership and Transfer

In order to qualify as a REIT under the Code, our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

Because our board of directors believes it is at present essential for us to qualify as a REIT, among other purposes, our charter, subject to certain exceptions, will contain restrictions on the number of our shares of stock that a person may own. Our charter provides that, subject to certain exceptions, no person may beneficially or constructively own more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock, or the Ownership Limit.

Our charter will also prohibit any person from:

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beneficially owning shares of our capital stock to the extent that such beneficial ownership would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of the taxable year);

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transferring shares of our capital stock to the extent that such transfer would result in our shares of capital stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code);

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beneficially or constructively owning shares of our capital stock to the extent such beneficial or constructive ownership would cause us to constructively own ten percent or more of the ownership interests in a tenant (other than a taxable REIT subsidiary) of our real property within the meaning of Section 856(d)(2)(B) of the Code; or

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beneficially or constructively owning or transferring shares of our capital stock if such beneficial or constructive ownership or transfer would otherwise cause us to fail to qualify as a REIT under the Code including, but not limited to, as a result of any hotel management companies failing to qualify as an “eligible independent contractor” under the REIT rules.

Our board of directors, in its sole discretion, may prospectively or retroactively exempt a person from certain of the limits described in the paragraph above and may establish or increase an excepted holder percentage limit for that person. The person seeking an exemption must provide to our board of directors any representations, covenants and undertakings that our board of directors may deem appropriate in order to conclude that granting the exemption will not cause us to lose our status as a REIT. Our board of directors may not grant an exemption to any person if that exemption would result in our failing to qualify as a REIT. Our board of directors may require a ruling from the IRS or an opinion of counsel, in either case in form and substance satisfactory to our board of directors, in its sole discretion, in order to determine or ensure our status as a REIT.

Notwithstanding the receipt of any ruling or opinion, our board of directors may impose such guidelines or restrictions as it deems appropriate in connection with granting such exemption. In connection with granting a waiver of the ownership limit or creating an exempted holder limit or at any other time, our board of directors from time to time may increase or decrease the ownership limit, subject to certain exceptions.

Any attempted transfer of shares of our capital stock which, if effective, would violate any of the restrictions described above will result in the number of shares of our capital stock causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, except that any transfer that results in the violation of the restriction relating to shares of our capital stock being beneficially owned by fewer than 100 persons will be void ab initio. In either case, the proposed transferee will not acquire any rights in those shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the purported transfer or other event that results in the transfer to the trust. Shares held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares held in the trust, will have no rights to dividends or other distributions and will have no rights to vote or other rights attributable to the shares held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or other distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee will have the authority (i) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee will sell the shares to a person, designated by the trustee, whose ownership of the shares will not violate the above ownership and transfer limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price per share received by the trustee (net of any commission and other expenses of sale) from the sale or other disposition of the shares. The trustee may reduce the amount payable to the proposed transferee by the amount of dividends or other distributions paid to the proposed transferee and owed by the proposed transferee to the trustee. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that our shares of our stock have been transferred to the trust, the shares are sold by the proposed transferee, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the proposed transferee received an amount for the shares that exceeds the amount he or she was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we, or our designee, accept the offer, which we may reduce by the amount of dividends and distributions paid to the proposed transferee and owed by the proposed transferee to the trustee. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee.

If a transfer to a charitable trust, as described above, would be ineffective for any reason to prevent a violation of a restriction, the transfer that would have resulted in a violation will be void ab initio, and the proposed transferee shall acquire no rights in those shares.

Any certificate representing shares of our capital stock, and any notices delivered in lieu of certificates with respect to the issuance or transfer of uncertificated shares, will bear a legend referring to the restrictions described above.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned shares of our capital stock that resulted in a transfer of shares to a charitable trust, is required to give written notice immediately to us, or in the case of a proposed or attempted transaction, to give at least 15 days’ prior written notice, and provide us with such other information as we may request in order to determine the effect of the transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Every owner of more than 5% (or any lower percentage as required by the Code or the regulations promulgated thereunder) in number or value of the outstanding shares of our capital stock, within 30 days after the end of each taxable year, is required to give us written notice, stating his or her name and address, the number of shares of each Class-And series of shares of our capital stock that he or she beneficially owns and a description of the manner in which the shares are held. Each of these owners must provide us with additional information that we may request in order to determine the effect, if any, of his or her beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder will upon demand be required to provide us with information that we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine our compliance.

These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

Although the following summary describes certain provisions of Maryland law and the material provisions of our charter and bylaws, it is not a complete description of our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part, or of Maryland law. See “Where You Can Find More Information.”

Our Board of Directors

Our charter and bylaws provide that the number of directors of our company may be established, increased or decreased by our board of directors, but may not be less than the minimum number required under the MGCL, which is one, or, unless our bylaws are amended, more than fifteen. We have elected by a provision of our charter to be subject to a provision of Maryland law requiring that, subject to the rights of holders of one or more classes or series of preferred stock, any vacancy may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the full term of the directorship in which such vacancy occurred and until his or her successor is duly elected and qualifies.

Each member of our board of directors is elected by our stockholders to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Holders of shares of our common stock will have no right to cumulative voting in the election of directors, and directors will be elected by a plurality of the votes cast in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of our common stock will be able to elect all of our directors.

Removal of Directors

Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director may be removed only for cause (as defined in our charter) and only by the affirmative vote of holders of shares entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of our Board of Directors to fill vacant directorships, may preclude stockholders from removing incumbent directors except for cause and by a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (i.e., any person (other than the corporation or any subsidiary) who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock after the date on which the corporation had 100 or more beneficial owners of its stock, or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation after the date on which the corporation had 100 or more beneficial owners of its stock) or an affiliate of an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination between the Maryland corporation and an interested stockholder generally must be recommended by the Board of Directors of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the Board of Directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The Board of Directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by it.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder became an interested stockholder. As permitted by the MGCL, our Board of Directors has adopted a resolution exempting any business combination between us and any other person from the provisions of this statute, provided that the business combination is first approved by our Board of Directors (including a majority of directors who are not affiliates or associates of such persons). However, our Board of Directors may repeal or modify this resolution at any time in the future, in which case the applicable provisions of this statute will become applicable to business combinations between us and interested stockholders.

Control Share Acquisitions

The MGCL provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to those shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by stockholders entitled to vote generally in the election of directors, excluding votes cast by (1) the person who makes or proposes to make a control share acquisition, (2) an officer of the corporation or (3) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (1) one-tenth or more but less than one-third, (2) one-third or more but less than a majority or (3) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply to, among other things, (1) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any acquisition by any person of shares of our stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future by our Board of Directors.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors, without stockholder approval, and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions of the MGCL which provide, respectively, that:

¡	the corporation’s board of directors will be divided into three classes;

¡	the affirmative vote of two-thirds of the votes cast in the election of directors generally is required to remove a director;

¡	the number of directors may be fixed only by vote of the directors;

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a vacancy on its board of directors be filled only by the remaining directors and that directors elected to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred; and

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the request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting is required for stockholders to require the calling of a special meeting of stockholders.

We have elected by a provision in our charter to be subject to the provisions of Subtitle 8 relating to the filling of vacancies on our Board of Directors. In addition, without our having elected to be subject to Subtitle 8, our charter and bylaws already (1) require the affirmative vote of holders of shares entitled to cast at least two-thirds of all the votes entitled to be cast generally in the election of directors to remove a director from our Board of Directors, (2) vest in our Board of Directors the exclusive power to fix the number of directors and (3) require, unless called by our chairman, our president and chief executive officer or our Board of Directors, the request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting to call a special meeting. Our Board of Directors is not currently classified. In the future, our Board of Directors may elect, without stockholder approval, to classify our Board of Directors or elect to be subject to any of the other provisions of Subtitle 8.

Meetings of Stockholders

Pursuant to our bylaws, an annual meeting of our stockholders for the purpose of the election of directors and the transaction of any business will be held on a date and at the time and place set by our Board of Directors. Each of our directors is elected by our stockholders to serve until the next annual meeting and until his or her successor is duly elected and qualifies under Maryland law. In addition, our chairman, our president and chief executive officer or our Board of Directors may call a special meeting of our stockholders. Subject to the provisions of our bylaws, a special meeting of our stockholders to act on any matter that may properly be considered by our stockholders will also be called by our secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting on such matter, accompanied by the information required by our bylaws. Our secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our secretary may prepare and mail the notice of the special meeting.

Amendments to Our Charter and Bylaws

Under the MGCL, a Maryland corporation generally cannot amend its charter unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Except for certain amendments related to the removal of directors and the restrictions on ownership and transfer of our stock and the vote required to amend those provisions (which must be declared advisable by our Board of Directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter), our charter generally may be amended only if the amendment is declared advisable by our Board of Directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Our Board of Directors, with the approval of a majority of the entire board, and without any action by our stockholders, may also amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series we are authorized to issue.

Our Board of Directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Extraordinary Transactions

Under the MGCL, a Maryland corporation generally cannot dissolve, merge, sell all or substantially all of its assets, engage in a statutory share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. As permitted by the MGCL, our charter provides that any of these actions may be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Many of our operating assets will be held by our subsidiaries, and these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders.

Appraisal Rights

Our charter provides that our stockholders generally will not be entitled to exercise statutory appraisal rights.

Dissolution

Our dissolution must be declared advisable by a majority of our entire Board of Directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our Board of Directors and the proposal of other business to be considered by our stockholders at an annual meeting of stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our Board of Directors or (3) by a stockholder who was a stockholder of record both at the time of giving of notice and at the time of the meeting, who is entitled to vote at the meeting on the election of the individual so nominated or such other business and who has complied with the advance notice procedures set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee or business proposal, as applicable.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our Board of Directors may be made at a special meeting of stockholders at which directors are to be elected only (1) by or at the direction of our Board of Directors or (2) provided that the special meeting has been properly called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving of notice and at the time of the meeting, who is entitled to vote at the meeting on the election of each individual so nominated and who has complied with the advance notice provisions set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee.

Anti-Takeover Effect of Certain Provisions of Maryland Law and Our Charter and Bylaws

Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders, including:

¡	supermajority vote and cause requirements for removal of directors;

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requirement that stockholders holding at least a majority of our outstanding common stock must act together to make a written request before our stockholders can require us to call a special meeting of stockholders;

¡	provisions that vacancies on our Board of Directors may be filled only by the remaining directors for the full term of the directorship in which the vacancy occurred;

¡	the power of our Board of Directors, without stockholder approval, to increase or decrease the aggregate number of authorized shares of stock or the number of shares of any class or series of stock;

¡	the power of our Board of Directors to cause us to issue additional shares of stock of any class or series and to fix the terms of one or more classes or series of stock without stockholder approval;

¡	the restrictions on ownership and transfer of our stock; and

¡	advance notice requirements for director nominations and stockholder proposals.

Likewise, if the resolution opting out of the business combination provisions of the MGCL was repealed, or the business combination is not approved by our board of directors, or the provision in the bylaws opting out of the control share acquisition provisions of the MGCL were rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Limitation of Liability and Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

Our charter and bylaws provide for indemnification of our officers and directors against liabilities to the maximum extent permitted by the MGCL, as amended from time to time.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

¡	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

¡	the director or officer actually received an improper personal benefit in money, property or services; or

¡	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, and then only for expenses. In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon its receipt of:

¡	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

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a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us, and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of such a proceeding to:

¡	any present or former director or officer of our company who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity; or

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any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served our predecessor in any of the capacities described above and to any employee or agent of our company or our predecessor.

We will enter into indemnification agreements with each of our directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law.

REIT Qualification

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of this offering, we will have outstanding shares of our common stock (                 shares if the underwriters’ overallotment option is exercised in full). In addition, upon completion of this offering,                 shares of our common stock will be reserved for future issuance upon redemption of common units and                 shares of our common stock will be available for future issuance under the 2013 Equity Incentive Plan.

Of these shares, the                 shares sold in this offering                 shares if the underwriters’ overallotment option is exercised in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our charter, except for any shares purchased in this offering by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. The remaining shares of common stock issued to our officers, directors and affiliates pursuant to the 2013 Equity Incentive Plan and the shares of our common stock issuable to officers, directors and affiliates upon redemption of common units will be “restricted shares” as defined in Rule 144.

Prior to this offering, there has been no public market for our common stock. Trading of our common stock on the NYSE is expected to commence immediately following the completion of this offering. No assurance can be given as to (1) the likelihood that an active market for our shares of common stock will develop, (2) the liquidity of any such market, (3) the ability of the stockholders to sell the shares or (4) the prices that stockholders may obtain for any of the shares. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock (including shares issued upon the redemption of common units), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. See “Risk Factors—Risks Related to this Offering.”

For a description of certain restrictions on transfers of our shares of common stock held by certain of our stockholders, see “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Rule 144

After giving effect to this offering,              shares of our outstanding shares of common stock will be “restricted” securities under the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned shares considered to be restricted securities under Rule 144 for at least six months would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

An affiliate of ours who has beneficially owned shares of our common stock for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

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1.0% of the shares of our common stock then outstanding, which will equal approximately shares immediately after this offering (                 shares if the underwriters exercise their overallotment option in full); or

¡	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Redemption/Exchange Rights

In connection with the formation transactions, our operating partnership will issue an aggregate of                  common units to prior investors in the entities that own the properties in our portfolio. Beginning on or after the first anniversary of the completion of the formation transactions, limited partners of our operating partnership and certain qualifying assignees of the limited partners will have the right to require our operating partnership to redeem part or all of their common units for cash, or, at our election, for shares of our common stock, subject to the restrictions on ownership and transfer of our stock set forth in our charter and described under the section titled “Description of Capital Stock—Restrictions on Ownership and Transfer.” See “Description of the Partnership Agreement of Armada Hoffler, L.P.”

Registration Rights

Pursuant to the terms of the partnership agreement of our operating partnership, we will agree to file, following the date on which we become eligible to file a registration statement on Form S-3 under the Securities Act of 1933, as amended, one or more registration statements registering the issuance and resale of the common stock issuable upon redemption of the common units issued in connection with the formation transactions, including those issued to our officers, directors and their affiliates. We will agree to pay all of the expenses relating to such registration statements.

Equity Incentive Plan

We intend to adopt our 2013 Equity Incentive Plan immediately prior to the completion of this offering. The plan will provide for the grant of various types of incentive awards to directors, officers, employees and consultants of our company and our subsidiaries and affiliates, including our operating partnership. An aggregate of                 shares of our common stock are authorized for issuance under the 2013 Equity Incentive Plan, of which                 shares (based on the midpoint of the price range set forth on the cover of this prospectus) will be granted to our directors and certain non-executive employees upon completion of this offering and will be subject to the lock-up agreements discussed below. After giving effect to grants of restricted common stock concurrently with the completion of this offering, we expect that an aggregate of                  shares of our common stock will be available for future issuance under our 2013 Equity Incentive Plan.

We intend to file with the SEC a Registration Statement on Form S-8 covering the shares of common stock issuable under our 2013 Equity Incentive Plan. Shares of our common stock covered by this registration statement, including any shares of our common stock issuable upon the exercise of options or shares of restricted common stock, will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

Lock-up Agreements

In addition to the limits placed on the sale of our common stock by operation of Rule 144 and other provisions of the Securities Act, our directors, executive officers, director nominees and their affiliates have agreed with the underwriters of this offering, subject to certain exceptions, not to sell or otherwise transfer or encumber, or enter into any transaction that transfers, in whole or in part, directly or indirectly, any shares of common stock or securities convertible into, exchangeable for or exercisable for shares of common stock (including common units) owned by them at the completion of this offering or thereafter acquired by them for a period of 180 days (subject to extension in certain circumstances) after the date of this prospectus, without the prior written consent of Robert W. Baird & Co. Incorporated.

However, in addition to certain other exceptions, each of our directors, director nominees, executive officers and their respective affiliates may transfer or dispose of his or her shares during the lock-up period in the case of gifts or for estate planning purposes, provided that each transferee agrees to a similar lock-up agreement for the remainder of the lock-up period (including any extension period), the transfer does not involve a disposition for value, no report is required to be filed by the transferor under the Exchange Act as a result of the transfer and the transferor does not voluntarily effect any public filing or report regarding such transfer. See “Underwriting—No Sales of Similar Securities.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the material U.S. federal income tax considerations that you, as a prospective investor, may consider relevant in connection with the purchase, ownership and disposition of our common stock. Hunton & Williams LLP has acted as our counsel, has reviewed this summary, and is of the opinion that the discussion contained herein is accurate in all material respects. Because this section is a summary, it does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders that are subject to special treatment under the U.S. federal income tax laws, such as:

¡	insurance companies;

¡	tax-exempt organizations (except to the limited extent discussed in “—Taxation of Tax-Exempt Stockholders” below);

¡	financial institutions or broker-dealers;

¡	non-U.S. individuals and foreign corporations (except to the limited extent discussed in “—Taxation of Non-U.S. Stockholders” below);

¡	U.S. expatriates;

¡	persons who mark-to-market our common stock;

¡	subchapter S corporations;

¡	U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar;

¡	regulated investment companies and REITs;

¡	trusts and estates;

¡	persons who receive our common stock through the exercise of employee stock options or otherwise as compensation;

¡	persons holding our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

¡	persons subject to the alternative minimum tax provisions of the Code; and

¡	persons holding our common stock through a partnership or similar pass-through entity.

This summary assumes that stockholders hold our shares as capital assets for U.S. federal income tax purposes, which generally means property held for investment.

The statements in this section are not intended to be, and should not be construed as, tax advice. The statements in this section are based on the Code, final, temporary and proposed Treasury regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS, and court decisions. The reference to IRS interpretations and practices includes the IRS practices and policies endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this discussion. Future legislation, Treasury regulations, administrative interpretations and court decisions could change the current law or adversely affect existing interpretations of current law on which the information in this section is based. Any such change could apply retroactively. We have not received any rulings from the IRS concerning our qualification as a REIT. Accordingly, even if there is no change in the applicable law, no assurance can be provided that the statements made in the following discussion, which do not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged.

WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK AND OF OUR ELECTION TO BE TAXED AS A REIT. SPECIFICALLY, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, DISPOSITION AND ELECTION, AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of our Company

We were organized on October 12, 2012 as a Maryland corporation. We have elected to be taxed as a pass-through entity under subchapter S of the Code, but intend to revoke our S election prior to the completion of this offering. We intend to elect to be taxed as a REIT for U.S. federal income tax purposes commencing with our short taxable year ending December 31, 2013. We believe that, commencing with such short taxable year, we will be organized and will operate in such a manner as to qualify for taxation as a REIT under the U.S. federal income tax laws, and we intend to continue to operate in such a manner, but no assurances can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. This section discusses the laws governing the U.S. federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

In connection with this offering, Hunton & Williams LLP will render an opinion that, commencing with our short taxable year ending December 31, 2013, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws, and our proposed method of operations will enable us to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our taxable year ending December 31, 2013 and subsequent taxable years. Investors should be aware that Hunton & Williams LLP’s opinion is based upon customary assumptions, will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the conduct of our business, is not binding upon the IRS, or any court and speaks as of the date issued. In addition, Hunton & Williams LLP’s opinion will be based on existing U.S. federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT will depend upon our ability to meet on a continuing basis, through actual results, certain qualification tests set forth in the U.S. federal income tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our capital stock ownership, and the percentage of our earnings that we distribute. Hunton & Williams LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. Hunton & Williams LLP’s opinion does not foreclose the possibility that we may have to use one or more of the REIT savings provisions described below, which could require us to pay an excise or penalty tax (which could be material) in order for us to maintain our REIT qualification. For a discussion of the tax consequences of our failure to qualify as a REIT, see “— Failure to Qualify.”

If we qualify as a REIT, we generally will not be subject to U.S. federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. However, we will be subject to U.S. federal tax in the following circumstances:

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We will pay U.S. federal income tax on any taxable income, including undistributed net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

¡	We may be subject to the “alternative minimum tax” on any items of tax preference including any deductions of net operating losses.

¡	We will pay income tax at the highest corporate rate on:

¡	net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and

¡	other non-qualifying income from foreclosure property.

¡	We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

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If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below under “—Gross Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on:

¡	the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, in either case, multiplied by

¡	a fraction intended to reflect our profitability.

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If we fail to distribute during a calendar year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income required to be distributed from earlier periods, we will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed.

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We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we made a timely designation of such gain to the stockholders) and would receive a credit or refund for its proportionate share of the tax we paid.

¡	We will be subject to a 100% excise tax on transactions with our TRS, or any taxable REIT subsidiaries we form in the future, that are not conducted on an arm’s-length basis.

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If we fail to satisfy any of the asset tests, other than a de minimis failure of the 5% asset test, the 10% vote test or 10% value test, as described below under “—Asset Tests,” as long as the failure was due to reasonable cause and not to willful neglect, we file a description of each asset that caused such failure with the IRS, and we dispose of the assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, we will pay a tax equal to the greater of $50,000 or the highest federal income tax rate then applicable to U.S. corporations on the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

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If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

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If we acquire any asset from an entity treated as a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to such entity’s basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset provided no election is made for the transaction to be taxable on a current basis. The amount of gain on which we will pay tax is the lesser of:

¡	the amount of gain that we recognize at the time of the sale or disposition, and

¡	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

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We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Recordkeeping Requirements.”

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The earnings of our lower-tier entities that are treated as C corporations, including our TRS and any taxable REIT subsidiaries we form in the future, will be subject to U.S. federal corporate income tax.

In addition, notwithstanding our qualification as a REIT, we may also have to pay certain state and local income taxes because not all states and localities treat REITs in the same manner that they are treated for U.S. federal income tax purposes. Moreover, as further described below, our TRS and any other taxable REIT subsidiaries we form in the future will be subject to federal, state and local corporate income tax on their taxable income.

Requirements for Qualification

A REIT is a corporation, trust, or association that meets each of the following requirements:

1.	It is managed by one or more trustees or directors.

2.	Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.

3.	It would be taxable as a domestic corporation, but for the REIT provisions of the U.S. federal income tax laws.

4.	It is neither a financial institution nor an insurance company subject to special provisions of the U.S. federal income tax laws.

5.	At least 100 persons are beneficial owners of its shares or ownership certificates.

6.	Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the Code defines to include certain entities, during the last half of any taxable year.

7.	It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status.

8.	It meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions to stockholders.

9.	It uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the U.S. federal income tax laws.

We must meet requirements 1 through 4, 8 and 9 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 will apply to us beginning with our 2014 taxable year. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining stock ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the U.S. federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement 6.

Our charter provides restrictions regarding the transfer and ownership of shares of our capital stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer.” We believe that we will issue sufficient stock with sufficient diversity of ownership to allow us to satisfy requirements 5 and 6 above. If we do not issue common stock in this offering to a sufficient number of stockholders to satisfy requirement 5 above, we may subsequently issue preferred stock with a nominal liquidation preference to ensure that we have 100 shareholders prior to January 30, 2014. The restrictions in our charter are intended (among other things) to assist us in continuing to satisfy requirements 5 and 6 above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy such share ownership requirements. If we fail to satisfy these share ownership requirements, our qualification as a REIT may terminate.

Qualified REIT Subsidiaries.  A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, other than a taxable REIT subsidiary, all of the stock of which is owned by the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

Other Disregarded Entities and Partnerships.  An unincorporated domestic entity, such as a partnership or limited liability company that has a single owner, generally is not treated as an entity separate from its owner for U.S. federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for U.S. federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Our proportionate share for purposes of the 10% value test (see “—Asset Tests”) will be based on our proportionate interest in the equity interests and certain debt securities issued by the partnership. For all of the other asset and income tests, our proportionate share will be based on our proportionate interest in the capital interests in the partnership. Our proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for U.S. federal income tax purposes in which we acquire an equity interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

We have control of our operating partnership and intend to control any subsidiary partnerships and limited liability companies, and we intend to operate them in a manner consistent with the requirements for our qualification as a REIT. We may from time to time be a limited partner or non-managing member in some of our partnerships and limited liability companies. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

Taxable REIT Subsidiaries.  A REIT may own up to 100% of the shares of one or more taxable REIT subsidiaries. A taxable REIT subsidiary is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. A corporation of which a taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value of the securities will automatically be treated as a taxable REIT subsidiary. We will not be treated as holding the assets of a taxable REIT subsidiary or as receiving any income that the taxable REIT subsidiary earns. Rather, the stock issued by a taxable REIT subsidiary to us will be an asset in our hands, and we will treat the distributions paid to us from such taxable

REIT subsidiary, if any, as income. This treatment may affect our compliance with the gross income and asset tests. Because we will not include the assets and income of taxable REIT subsidiaries in determining our compliance with the REIT requirements, we may use such entities to undertake activities indirectly, such as earning fee income, that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more taxable REIT subsidiaries.

A taxable REIT subsidiary pays income tax at regular corporate rates on any income that it earns. In addition, the taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a taxable REIT subsidiary and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis.

A TRS may not directly or indirectly operate or manage any health care facilities or lodging facilities or provide rights to any brand name under which any health care facility or lodging facility is operated. A TRS is not considered to operate or manage a “qualified health care property” or “qualified lodging facility” solely because the TRS directly or indirectly possesses a license, permit, or similar instrument enabling it to do so.

Rent that we receive from a taxable REIT subsidiary will qualify as “rents from real property” as long as (1) at least 90% of the leased space in the property is leased to persons other than TRSs and related party tenants, and (2) the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space, as described in further detail below under “—Gross Income Tests—Rents from Real Property.” If we lease space to a TRS in the future, we will seek to comply with these requirements.

We will elect to treat Armada Hoffler Holding, Inc. as a TRS. We anticipate that our TRS will provide, through its wholly-owned subsidiaries, construction, development and asset management to third parties. As explained below in “—Gross Income Tests—Fee Income,” fee income earned directly by a REIT is generally not qualifying income for purposes of the 75% and 95% gross income tests. Our TRS may also provide services with respect to our properties to the extent we determine that having our TRS provide those services will assist us in complying with the gross income tests applicable to REITs. See “—Gross Income Tests—Rents From Real Property.” We may form one or more additional TRSs in the future.

Gross Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

¡	rents from real property;

¡	interest on debt secured by mortgages on real property, or on interests in real property;

¡	dividends or other distributions on, and gain from the sale of, shares in other REITs;

¡	gain from the sale of real estate assets;

¡	income and gain derived from foreclosure property; and

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income derived from the temporary investment of new capital that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of shares or securities, or any combination of these. Cancellation of indebtedness income and gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both gross income tests. In addition, income and gain from “hedging transactions” that we enter into to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets and that are clearly and timely identified as such will be excluded from both the numerator and the denominator for purposes of the 75% and 95% gross income tests. In addition, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. See “—Foreign Currency Gain.” The following paragraphs discuss the specific application of the gross income tests to us.

Rents from Real Property.  Rent that we receive from our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, subject the following conditions:

¡	First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

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Second, neither we nor a direct or indirect owner of 10% or more of our stock may own, actually or constructively, 10% or more of a tenant from whom we receive rent, other than a taxable REIT subsidiary.

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Third, if the rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as rents from real property. However, if the 15% threshold is exceeded, the rent attributable to personal property will not qualify as rents from real property.

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Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services (valued at not less than 150% of our direct cost of performing such services) does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the stock of a taxable REIT subsidiary which may provide customary and noncustomary services to our tenants without tainting our rental income from the related properties.

If a portion of the rent that we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT qualification. If, however, the rent from a particular property does not qualify as “rents from real property” because either (1) the rent is considered based on the income or profits of the related tenant, (2) the tenant either is a related party tenant or fails to qualify for the exceptions to the related party tenant rule for qualifying taxable REIT subsidiaries or (3) we furnish noncustomary services to the tenants of the property in excess of the one percent threshold, or manage or operate the property, other than through a qualifying independent contractor or a taxable REIT subsidiary, none of the rent from that property would qualify as “rents from real property.”

We do not anticipate leasing significant amounts of personal property pursuant to our leases. Moreover, we do not intend to perform any services other than customary ones for our tenants, unless such services are provided through independent contractors from whom we do not receive or derive income or a TRS. Accordingly, we anticipate that our leases will generally produce rent that qualifies as “rents from real property” for purposes of the 75% and 95% gross income tests.

In addition to the rent, the tenants may be required to pay certain additional charges. To the extent that such additional charges represent reimbursements of amounts that we are obligated to pay to third parties such charges generally will qualify as “rents from real property.” To the extent such additional charges represent penalties for nonpayment or late payment of such amounts, such charges should qualify as “rents from real property.” However, to the extent that late charges do not qualify as “rents from real property,” they instead will be treated as interest that qualifies for the 95% gross income test.

Interest.  The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, interest generally includes the following:

¡	an amount that is based on a fixed percentage or percentages of receipts or sales; and

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an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

Dividends.  Our share of any dividends received from any corporation (including any taxable REIT subsidiary, but excluding any REIT) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest, if any, will be qualifying income for purposes of both gross income tests.

Prohibited Transactions.  A REIT will incur a 100% tax on the net income (including foreign currency gain) derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our properties will be held primarily for sale to customers and that a sale of any of our properties will not be in the ordinary course of our business. Whether a REIT holds a property “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular property. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and the 100% prohibited transaction tax is available if the following requirements are met:

¡	the REIT has held the property for not less than two years;

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the aggregate expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the selling price of the property;

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either (1) during the year in question, the REIT did not make more than seven sales of property other than foreclosure property or sales to which Section 1033 of the Code applies, (2) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year or (3) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year;

¡	in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least two years for the production of rental income; and

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if the REIT has made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income.

We will attempt to comply with the terms of the safe-harbor provisions in the U.S. federal income tax laws prescribing when a property sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.” The 100% tax will not apply to gains from the sale of property that is held through a taxable REIT subsidiary or other taxable corporation, although such income will be taxed to the corporation at regular corporate income tax rates.

Fee Income.  Fee income generally will not be qualifying income for purposes of either the 75% or 95% gross income tests. Any fees earned by our TRS, such as fees for providing asset management, development and construction management services to third parties, will not be included for purposes of the gross income tests.

Foreclosure Property.  We will be subject to tax at the maximum corporate rate on any income from foreclosure property, which includes certain foreign currency gains and related deductions, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

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that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

¡	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

¡	for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year (or, with respect to qualified health care property, the second taxable year) following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. However, this grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

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on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

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on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

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which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Hedging Transactions.  From time to time, we or our operating partnership may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests provided we satisfy the indemnification requirements discussed below. A “hedging transaction” means either (1) any transaction entered into in the normal course of our or our operating partnership’s trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets and (2) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain). We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT.

Foreign Currency Gain.  Certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” will be excluded from gross income for purposes of the 75% and 95% gross income tests. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or an interest in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT. “Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to any certain foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as nonqualifying income for purposes of both the 75% and 95% gross income tests.

Failure to Satisfy Gross Income Tests.  If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the U.S. federal income tax laws. Those relief provisions are available if:

¡	our failure to meet those tests is due to reasonable cause and not to willful neglect; and

¡	following such failure for any taxable year, we file a schedule of the sources of our income in accordance with regulations prescribed by the Secretary of the U.S. Treasury.

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “—Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test multiplied, in either case, by a fraction intended to reflect our profitability.

Asset Tests

To qualify as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:

¡	cash or cash items, including certain receivables and money market funds and, in certain circumstances, foreign currencies;

¡	government securities;

¡	interests in real property, including leaseholds and options to acquire real property and leaseholds;

¡	interests in mortgage loans secured by real property;

¡	stock in other REITs; and

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investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets, or the 5% asset test.

Third, of our investments not included in the 75% asset class, we may not own more than 10% of the voting power of any one issuer’s outstanding securities or 10% of the value of any one issuer’s outstanding securities, or the 10% vote test or 10% value test, respectively.

Fourth, no more than 25% of the value of our total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test, or the 25% securities test.

For purposes of the 5% asset test, the 10% vote test and the 10% value test, the term “securities” does not include shares in another REIT, equity or debt securities of a qualified REIT subsidiary or a TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT, except that for purposes of the 10% value test, the term “securities” does not include:

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“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (1) the debt is not convertible, directly or indirectly, into equity, and (2) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any controlled TRS (i.e., a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock) hold non-“straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

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a contingency relating to the time of payment of interest or principal, as long as either (1) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (2) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

¡	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

¡	Any loan to an individual or an estate;

¡	Any “section 467 rental agreement,” other than an agreement with a related party tenant;

¡	Any obligation to pay “rents from real property”;

¡	Certain securities issued by governmental entities;

¡	Any security issued by a REIT;

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Any debt instrument issued by an entity treated as a partnership for U.S. federal income tax purposes in which we are a partner to the extent of our proportionate interest in the equity and debt securities of the partnership; and

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Any debt instrument issued by an entity treated as a partnership for U.S. federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “—Gross Income Tests.”

For purposes of the 10% value test, our proportionate share of the assets of a partnership is our proportionate interest in any securities issued by the partnership, without regard to the securities described in the last two bullet points above.

We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. However, there is no assurance that we will not inadvertently fail to comply with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT qualification if:

¡	we satisfied the asset tests at the end of the preceding calendar quarter; and

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the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

If we violate the 5% asset test, the 10% vote test or the 10% value test described above, we will not lose our REIT qualification if (1) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (2) we dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure. In the event of a failure of any of the asset tests (other than de minimis failures described in the preceding sentence), as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we (1) dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify the failure, (2) we file a description of each asset causing the failure with the IRS and (3) pay a tax equal to the greater of $50,000 or 35% of the net income from the assets causing the failure during the period in which we failed to satisfy the asset tests.

We believe that the assets that we will hold will satisfy the foregoing asset test requirements. However, we will not obtain independent appraisals to support our conclusions as to the value of our assets. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that our ownership of assets violates one or more of the asset tests applicable to REITs.

Distribution Requirements

Each year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

¡	the sum of:

¡	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and

¡	90% of our after-tax net income, if any, from foreclosure property, minus

¡	the sum of certain items of non-cash income.

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if either (1) we declare the distribution before we timely file our U.S. federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration or (2) we declare the distribution in October,

November or December of the taxable year, payable to stockholders of record on a specified day in any such month, and we actually pay the dividend before the end of January of the following year. The distributions under clause (1) are taxable to the stockholders in the year in which paid, and the distributions in clause (2) are treated as paid on December 31st of the prior taxable year. In both instances, these distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

We will pay U.S. federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

¡	85% of our REIT ordinary income for such year,

¡	95% of our REIT capital gain net income for such year, and

¡	any undistributed taxable income from prior periods.

We will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute.

We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute taxable income sufficient to avoid corporate income tax and the excise tax imposed on certain undistributed income or even to meet the 90% distribution requirement. In such a situation, we may need to borrow funds or, if possible, pay taxable dividends of our capital stock or debt securities.

We may satisfy the 90% distribution test with taxable distributions of our stock or debt securities. The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in stock as dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for U.S. federal income tax purposes. Those rulings may be relied upon only by taxpayers whom they were issued, but we could request a similar ruling from the IRS. In addition, the IRS previously issued a revenue procedure authorizing publicly traded REITs to make elective cash/stock dividends, but that revenue procedure does not apply to our 2013 and future taxable years. Accordingly, it is unclear whether and to what extent we will be able to make taxable dividends payable in cash and stock. We have no current intention to make a taxable dividend payable in our stock.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding stock. We intend to comply with these requirements.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “—Gross Income Tests” and “—Asset Tests.”

If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to U.S. federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, distributions to stockholders generally would be taxable as ordinary income. Subject to certain limitations of the U.S. federal income tax laws, corporate stockholders may be eligible for the dividends received deduction and stockholders taxed at individual rates may be eligible for the reduced federal income tax rate of up to 20% on such dividends. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Stockholders

As used herein, the term “U.S. stockholder” means a holder of our common stock that for U.S. federal income tax purposes is:

¡	a citizen or resident of the United States;

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a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;

¡	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

¡

any trust if (1) a court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor regarding the consequences of the ownership and disposition of our common stock by the partnership.

As long as we qualify as a REIT, a taxable U.S. stockholder must generally take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. A U.S. stockholder will not qualify for the dividends received deduction generally available to corporations.

A U.S. stockholder will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid to a U.S. stockholder generally will not qualify for the 20% tax rate for “qualified dividend income.” The maximum tax rate for qualified dividend income received by U.S. stockholders taxed at individual rates is 20%. The maximum tax rate on qualified dividend income is lower than the maximum tax rate on ordinary income, which is currently 39.6%. Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to U.S. stockholders that are taxed at individual rates. Because we are not generally subject to federal income tax on the portion of our REIT taxable income distributed to our stockholders (See—“Taxation of Our Company” above), our dividends generally will not be eligible for the 20% rate on qualified dividend income. As a result, our ordinary REIT dividends will be taxed at the higher tax rate applicable to ordinary income. However, the 20% tax rate for qualified dividend income will apply to our ordinary REIT dividends (1) attributable to dividends received by us from non REIT corporations, such as our TRS, and (2) to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our common stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our common stock becomes ex-dividend. Individuals, trusts and estates whose income exceeds certain thresholds are also subject to a 3.8% Medicare tax on dividends received from us.

A U.S. stockholder generally will take into account as long-term capital gain any distributions that we designate as capital gain dividends without regard to the period for which the U.S. stockholder has held our common stock. We generally will designate our capital gain dividends as either 20% or 25% rate distributions. See “—Capital Gains and Losses.” A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, to the extent that we designate such amount in a timely notice to such stockholder, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder’s common stock. Instead, the distribution will reduce the adjusted basis of such stock. A U.S. stockholder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in his or her stock as long-term capital gain, or short-term capital gain if the shares of stock have been held for one year or less, assuming the shares of stock are a capital asset in the hands of the U.S. stockholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution will be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

U.S. stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of our common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the U.S. stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify U.S. stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

Taxation of U.S. Stockholders on the Disposition of Common Stock

A U.S. stockholder who is not a dealer in securities must generally treat any gain or loss realized upon a taxable disposition of our common stock as long-term capital gain or loss if the U.S. stockholder has held our common stock for more than one year and otherwise as short-term capital gain or loss. In general, a U.S. stockholder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder’s adjusted tax basis. A stockholder’s adjusted tax basis generally will equal the U.S. stockholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. stockholder (discussed above) less tax deemed paid on such gains and reduced by any returns of capital. However, a U.S. stockholder must treat any loss upon a sale or exchange of common stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of shares of our common stock may be disallowed if the U.S. stockholder purchases other shares of our common stock within 30 days before or after the disposition.

Capital Gains and Losses

A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate currently is 39.6%. The maximum tax rate on long-term capital gain applicable to taxpayers taxed at individual rates is 20% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of “Section 1250 property,” or depreciable real property, is 25%, which applies to the lesser of the total amount of the gain or the accumulated depreciation on the Section 1250 property. Individuals, trusts and estates whose income exceeds certain thresholds are also subject to a 3.8% Medicare tax on gain from the sale of our common stock.

With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to U.S. stockholders taxed at individual rates currently at a 20% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for those taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income, or UBTI. Although many investments in real estate generate UBTI, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute UBTI. However, if a tax-exempt stockholder were to finance (or be deemed to finance) its acquisition of common stock with debt, a portion of the income that it receives from us would constitute UBTI pursuant to the “debt-financed property” rules. Moreover, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the U.S. federal income tax laws are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our capital stock must treat a percentage of the dividends that it receives from us as UBTI. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our capital stock only if:

¡	the percentage of our dividends that the tax-exempt trust must treat as UBTI is at least 5%;

¡

we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our capital stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our capital stock in proportion to their actuarial interests in the pension trust; and

¡	either:

¡	one pension trust owns more than 25% of the value of our capital stock; or

¡	a group of pension trusts individually holding more than 10% of the value of our capital stock collectively owns more than 50% of the value of our capital stock.

Taxation of Non-U.S. Stockholders

The term “non-U.S. stockholder” means a holder of our common stock that is not a U.S. stockholder, a partnership (or entity treated as a partnership for U.S. federal income tax purposes) or a tax-exempt stockholder. The rules governing

U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on the purchase, ownership and disposition of our common stock, including any reporting requirements.

Distributions

A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of a “United States real property interest,” or USRPI, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distribution, and a non-U.S. stockholder that is a corporation also may be subject to the 30% branch profits tax with respect to that distribution. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. stockholder unless either:

¡	a lower treaty rate applies and the non-U.S. stockholder provides us with an IRS Form W-8BEN evidencing eligibility for that reduced rate with us;

¡	the non-U.S. stockholder provides us with an IRS Form W-8ECI claiming that the distribution is effectively connected income; or

¡	the distribution is treated as attributable to a sale of a USRPI under FIRPTA (discussed below).

A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted basis of its common stock. Instead, the excess portion of such distribution will reduce the adjusted basis of such stock. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its common stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its common stock, as described below. We must withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may claim a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

For any year in which we qualify as a REIT, a non-U.S. stockholder may incur tax on distributions that are attributable to gain from our sale or exchange of a USRPI under the Foreign Investment in Real Property Act of 1980, or FIRPTA. A USRPI includes certain interests in real property and stock in corporations at least 50% of whose assets consist of interests in real property. Under FIRPTA, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of USRPIs as if such gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution.

However, if our common stock is regularly traded on an established securities market in the United States, capital gain distributions on our common stock that are attributable to our sale of a USRPI will be treated as ordinary dividends rather than as gain from the sale of a USRPI, as long as the non-U.S. stockholder did not own more than 5% of our common stock at any time during the one-year period preceding the distribution. As a result, non-U.S. stockholders generally will be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. We anticipate that our common stock will be regularly traded on an established securities market in the United States immediately following this offering. If our common stock is not regularly traded on an established securities market in the United States, capital gain distributions that are attributable to our sale of USRPIs will be subject to tax under FIRPTA, as described in the preceding paragraph. In such case, we must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold. Moreover, if a non-U.S. stockholder disposes of our common stock during the 30-day period preceding a dividend payment, and such non-U.S. stockholder (or a person related to such non-U.S. stockholder) acquires or enters into a contract or option to acquire our common stock within 61 days of the first day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. stockholder, then such non-U.S. stockholder will be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

For payments received after December 31, 2013, a U.S. withholding tax at a 30% rate will be imposed on dividends paid to certain non-U.S. stockholders if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. If payment of withholding taxes is required, non-U.S. stockholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect to such dividends will be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld.

Dispositions

Non-U.S. stockholders could incur tax under FIRPTA with respect to gain realized upon a disposition of our common stock if we are a United States real property holding corporation during a specified testing period. If at least 50% of a REIT’s assets are USRPI, then the REIT will be a United States real property holding corporation. We anticipate that we will be a United States real property holding corporation based on our investment strategy. However, even if we are a United States real property holding corporation, a non-U.S. stockholder generally would not incur tax under FIRPTA on gain from the sale of our common stock if we are a “domestically controlled qualified investment entity.”

A “domestically controlled qualified investment entity” includes a REIT in which, at all times during a specified testing period, less than 50% in value of its shares are held directly or indirectly by non-U.S. stockholders. We cannot assure you that this test will be met.

If our common stock is regularly traded on an established securities market, an additional exception to the tax under FIRPTA will be available with respect to our common stock, even if we do not qualify as a domestically controlled qualified investment entity at the time the non-U.S. stockholder sells our common stock. Under that exception, the gain from such a sale by such a non-U.S. stockholder will not be subject to tax under FIRPTA if (1) our common stock is treated as being regularly traded under applicable Treasury Regulations on an established securities market and (2) the non-U.S. stockholder owned, actually or constructively, 5% or less of our common stock at all times during a specified testing period. As noted above, we anticipate that our common stock will be regularly traded on an established securities market immediately following this offering.

If the gain on the sale of our common stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. In addition, distributions that are subject to tax under FIRPTA also may be subject to a 30% branch profits tax when made to a non-U.S. stockholder treated as a corporation (under U.S. federal income tax principles) that is not otherwise entitled to treaty exemption. Finally, if we are not a domestically controlled qualified investment entity at the time our stock is sold and the non-U.S. stockholder does not qualify for the exemptions described in the preceding paragraph, under FIRPTA the purchaser of our common stock also may be required to withhold 10% of the purchase price and remit this amount to the IRS on behalf of the selling non-U.S. stockholder.

With respect to individual non-U.S. stockholders, even if not subject to FIRPTA, capital gains recognized from the sale of our common stock will be taxable to such non-U.S. stockholder if he or she is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and some other conditions apply, in which case the non-resident alien individual may be subject to a U.S. federal income tax on his or her U.S. source capital gain.

For payments received after December 31, 2016, a U.S. withholding tax at a 30% rate will be imposed on proceeds from the sale of our common stock received by certain non-U.S. stockholders if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. If payment of withholding taxes is required, non-U.S. stockholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect of such proceeds will be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld.

Information Reporting Requirements and Withholding

We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of 28% with respect to distributions unless the stockholder:

¡	is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact; or

¡	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. stockholder provided that the non-U.S. stockholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the proceeds from a disposition by a non-U.S. stockholder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder’s U.S. federal income tax liability if certain required information is furnished to the IRS. Stockholders should consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

For payments received after December 31, 2013, a U.S. withholding tax at a 30% rate will be imposed on dividends paid to U.S. stockholders who own our capital stock through foreign accounts or foreign intermediaries if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. In addition, if those disclosure requirements are not satisfied, a U.S. withholding tax at a 30% rate will be imposed, for payments received after December 31, 2016, on proceeds from the sale of our common stock by U.S. stockholders who own our common stock through foreign accounts or foreign intermediaries. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. stockholders who fail to certify their non-foreign status to us. We will not pay any additional amounts in respect of amounts withheld.

Other Tax Consequences

Tax Aspects of Our Investments in Our Operating Partnership and Subsidiary Partnerships

The following discussion summarizes certain U.S. federal income tax considerations applicable to our direct or indirect investments in our operating partnership and any subsidiary partnerships or limited liability companies that we form or acquire (each individually a “Partnership” and, collectively, the “Partnerships”). The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships.  We will include in our income our distributive share of each Partnership’s income and deduct our distributive share of each Partnership’s losses only if such Partnership is classified for U.S. federal income tax purposes as a partnership (or an entity that is disregarded for U.S. federal income tax purposes if the entity is treated as having only one owner for U.S. federal income tax purposes) rather than as a corporation or an association taxable as a corporation. An unincorporated entity with at least two owners or members will be classified as a partnership, rather than as a corporation, for U.S. federal income tax purposes if it:

¡	is treated as a partnership under the Treasury Regulations relating to entity classification (the “check-the-box regulations”); and

¡	is not a “publicly-traded partnership.”

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity does not make an election, it generally will be treated as a partnership (or an entity that is disregarded for U.S. federal income tax purposes if the entity is treated as having only one owner or member for U.S. federal income tax purposes) for U.S. federal income tax purposes. Our operating partnership intends to be classified as a partnership for U.S. federal income tax purposes and will not elect to be treated as an association taxable as a corporation under the check-the-box regulations.

A publicly-traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly-traded partnership will not, however, be treated as a corporation for any taxable year if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly-traded partnership, 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends, or (the “90% passive income exception”). Treasury Regulations provide limited safe harbors from the definition of a publicly-traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. We expect that our operating partnership and any other partnership in which we own an interest will qualify for the private placement exception.

We have not requested, and do not intend to request, a ruling from the IRS that our operating partnership will be classified as a partnership for U.S. federal income tax purposes. If for any reason our operating partnership were taxable as a corporation, rather than as a partnership, for U.S. federal income tax purposes, we likely would not be able to qualify as a REIT unless we qualified for certain relief provisions. See “—Gross Income Tests” and “—Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “—Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and their Partners

Partners, Not the Partnerships, Subject to Tax.  A partnership is not a taxable entity for U.S. federal income tax purposes. Rather, we are required to take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from such Partnership.

Partnership Allocations.  Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the U.S. federal income tax laws governing partnership allocations. If an allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain, and loss are intended to comply with the requirements of the U.S. federal income tax laws governing partnership allocations.

Tax Allocations With Respect to Partnership Properties.  Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution (the “704(c) Allocations”). The amount of the unrealized gain or unrealized loss (“built-in gain” or “built-in loss”) is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Any property purchased for cash initially will have an adjusted tax basis equal to its fair market value, resulting in no book-tax difference. A book-tax difference generally is decreased on an annual basis as a result of depreciation deductions to the contributing partner for book purposes but not for tax purposes. The 704(c) Allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. In connection with our formation transactions, appreciated property will be acquired by our operating partnership or one of its subsidiaries in exchange for common units. Our operating partnership will have a carryover, rather than a fair market value, adjusted tax basis in such contributed assets equal to the adjusted tax basis of the contributors in such assets, resulting in a book-tax difference. As a result of that book-tax difference, we will have a lower adjusted tax basis with respect to that portion of our operating partnership’s assets than we would have with respect to assets having a tax basis equal to fair market value at the time of acquisition. This will result in lower depreciation deductions with respect to the portion of our operating partnership’s assets attributable to such contributions, which could cause us to be allocated tax gain in excess of book gain in the event of a property disposition.

The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods. Under certain available methods, the carryover basis of contributed properties in the hands of our operating partnership (1) could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all contributed properties were to have a tax basis equal to their fair market value at the time of the contribution and (2) in the event of a sale of such properties, could cause us to be allocated taxable gain in excess of the economic or book gain allocated to us as a result of such sale, with a corresponding benefit to the contributing partners. An allocation described in (2) above might cause us to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which may adversely affect our ability to comply with the REIT distribution requirements and may result in a greater portion of our distributions being taxed as dividends. We have not yet decided what method our operating partnership will use to account for book-tax differences.

Sale of a Partnership’s Property

Generally, any gain realized by a Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Under Section 704(c) of the Code, any gain or loss recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership who contributed such properties to the extent of their built-in gain or built-in loss on those properties for U.S. federal income tax purposes. The partners’ built-in gain or built-in loss on such contributed properties will equal the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution as reduced for any decrease in the “book-tax difference.” See “—Income Taxation of the Partnerships and their Partners—Tax Allocations With Respect to Partnership Properties.” Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

Our share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See “—Gross Income Tests.” We do not presently intend to acquire or hold or to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such Partnership’s trade or business.

Legislative or Other Actions Affecting REITs

The present federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department which may result in statutory changes as well as revisions to regulations and interpretations. Additionally, several of the tax considerations described herein are currently under review and are subject to change. Prospective stockholders are urged to consult with their own tax advisors regarding the effect of potential changes to the federal tax laws on an investment in our common stock.

State and Local Taxes

We and/or you may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the U.S. federal income tax treatment described above. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws upon an investment in our common stock.

ERISA CONSIDERATIONS

A fiduciary of a pension, profit sharing, retirement or other employee benefit plan, or plan, subject to the Employee Retirement Income Security Act of 1974, as amended, or ERISA, should consider the fiduciary standards under ERISA in the context of the plan’s particular circumstances before authorizing an investment of a portion of that plan’s assets in the shares of common stock. Accordingly, the fiduciary should consider (i) whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA, (ii) whether the investment is in accordance with the documents and instruments governing the plan as required by Section 404(a)(1)(D) of ERISA and (iii) whether the investment is prudent under ERISA. In addition to the imposition of general fiduciary standards of investment prudence and diversification, ERISA, and the corresponding provisions of the Code that also apply to individual retirement accounts and other plans subject to Section 4975 of the Code, prohibit a wide range of transactions involving the assets of the plan and persons who have certain specified relationships to the plan (“parties in interest” within the meaning of ERISA or “disqualified persons” within the meaning of the Code). Thus, a plan fiduciary considering an investment in shares of our common stock also should consider whether the acquisition or the continued holding of the shares might constitute or give rise to a direct or indirect prohibited transaction that is not subject to an exemption issued by the Department of Labor, or the DOL. Similar restrictions apply to many governmental and foreign plans which are not subject to ERISA. Thus, those considering investing in the shares on behalf of these plans should consider whether the acquisition or the continued holding of the shares might violate any similar restrictions.

The DOL has issued final regulations, or the DOL Regulations, as to what constitutes assets of an employee benefit plan under ERISA. Under the DOL Regulations, if a plan acquires an equity interest in an entity, which interest is neither a “publicly offered security” nor a security issued by an investment company registered under the 1940 Act, the plan’s assets would include, for purposes of the fiduciary responsibility provision of ERISA, both the equity interest and an undivided interest in each of the entity’s underlying assets unless certain specified exceptions apply. The DOL Regulations define a publicly offered security as a security that is “widely held,” “freely transferable” and either part of a class of securities registered under the Exchange Act, or sold pursuant to an effective registration statement under the Securities Act (provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the public offering occurred). The shares are being sold in an offering registered under the Securities Act and will be registered under the Exchange Act.

The DOL Regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the IPO as a result of events beyond the issuer’s control. We expect our shares of common stock to be “widely held” upon completion of this offering.

The DOL Regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all relevant facts and circumstances. The DOL Regulations further provide that when a security is part of an offering in which the minimum investment is $10,000 or less, as is the case with this offering, certain restrictions ordinarily will not, alone or in combination, affect the finding that the securities are “freely transferable.” We believe that the restrictions imposed under our charter on the transfer of our shares are limited to the restrictions on transfer generally permitted under the DOL Regulations and are not likely to result in the failure of the shares of common stock to be “freely transferable.” The DOL Regulations only establish a presumption in favor of the finding of free transferability, and, therefore, no assurance can be given that the DOL will not reach a contrary conclusion.

Assuming that the shares of common stock will be “widely held” and “freely transferable,” we believe that our shares of common stock will be publicly offered securities for purposes of the DOL Regulations and that our assets will not be deemed to be “plan assets” of any plan that invests in our shares of common stock.

Each holder of our shares of common stock will be deemed to have represented and agreed that its purchase and holding of those shares of common stock (or any interest therein) will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

UNDERWRITING

Pursuant to an underwriting agreement dated                     , 2013, we have agreed to sell to the underwriters named below, subject to certain conditions, the indicated numbers of shares of our common stock.

Number of Shares
Robert W. Baird & Co. Incorporated

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional                 shares us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares from us.

	Per share		Total
	Without Overallotment	With Overallotment	Without Overallotment	With Overallotment
Underwriting discounts and commissions paid by us	$	$	$	$

In addition, we estimate that the total expenses of this offering payable by us, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        million.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed     % of the total number of shares of common stock offered by them.

We, our officers and our directors have agreed with the underwriters not to dispose of or hedge any of their shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of or in other limited circumstances. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be extended if:

¡	during the last 17 days of 180-day restricted period, we issue an earnings release or announce material news or a material event; or

¡	prior to the expirations of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated between us and Robert W. Baird & Co. Incorporated. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our common stock on the NYSE under the symbol “AHH.”

We have agreed or will agree to indemnify the underwriters against certain liabilities under the Securities Act or contribute to payments that the underwriters may be required to make in that respect.

In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

Overallotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any covered short position by exercising their overallotment option or by purchasing shares in the open market (or both).

Syndicate-covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. If the underwriters sell more shares than could be covered by the overallotment option (a naked short position), the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors that purchase in the offering.

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presale of the shares.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”) and the shares offered by this prospectus, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the “relevant implementation date”) an offer of securities to the public may not be made in that relevant member state prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

¡	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

¡

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000 as shown in its last annual or consolidated accounts; or

¡	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of securities described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this prospectus, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the securities have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of the sellers or the underwriters.

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Hunton & Williams LLP and for the underwriters by Bass Berry & Sims PLC. Venable LLP will pass upon the validity of the shares of common stock sold in this offering and certain other matters of Maryland law.

EXPERTS

Unless otherwise indicated, the statistical and economic market data included in this prospectus, including information relating to the economic conditions within our markets contained in “Prospectus Summary,” “Industry and Market Opportunity” and “Business and Properties” is derived from market information prepared for us by Rosen Consulting Group, or RCG, a nationally recognized real estate consulting firm, and is included in this prospectus in reliance on RCG’s authority as an expert in such matters. We paid RCG a fee of $45,000 for its services.

The (1) balance sheet of Armada Hoffler Properties, Inc. as of December 31 and October 12, 2012; (2) combined financial statements of Armada Hoffler Properties, Inc. Predecessor at December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012; (3) statements of revenues and certain operating expenses of Bermuda Shopping Center, L.L.C. for each of the three years in the period ended December 31, 2012; (4) statements of revenues and certain operating expenses of BSE/AH Blacksburg Apartments, L.L.C. for each of the three years in the period ended December 31, 2012, all appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We maintain a web site at www.armadahoffler.com. Information contained on, or accessible through our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or documents we file with or furnish to the SEC.

We have filed with the SEC a Registration Statement on Form S-11, including exhibits, schedules and amendments thereto, of which this prospectus is a part, under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of our common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC’s website, www.sec.gov.

AS A RESULT OF THIS OFFERING, WE WILL BECOME SUBJECT TO THE INFORMATION AND PERIODIC REPORTING REQUIREMENTS OF THE EXCHANGE ACT, AND WILL FILE PERIODIC REPORTS AND OTHER INFORMATION WITH THE SEC. THESE PERIODIC REPORTS AND OTHER INFORMATION WILL BE AVAILABLE FOR INSPECTION AND COPYING AT THE SEC’S PUBLIC REFERENCE FACILITIES AND THE WEB SITE OF THE SEC REFERRED TO ABOVE.

Armada Hoffler Properties, Inc. and Subsidiaries

Pro Forma Consolidated Financial Statements

(Unaudited)

Armada Hoffler Properties, Inc. (together with its combined entities, the “Company,” “we,” “our” or “us”) is a Maryland corporation that was formed on October 12, 2012 to acquire the entities owning various controlling and non-controlling interests in real estate, real estate development and construction entities under the common control of Daniel A. Hoffler, the Company’s Executive Chairman. The Company has had no corporate or business activity since its formation other than the issuance of 1,000 shares of common stock, par value $0.01 per share (“Common Stock”), for $1,000 in cash in connection with the Company’s initial capitalization and the Company’s initial public offering of its Common Stock (the “Offering”). Armada Hoffler, L.P. (our “Operating Partnership”) was formed as a Maryland limited partnership on October 12, 2012. Upon completion of the Offering and the related formation transactions described below, we expect our operations to be carried on through our Operating Partnership. At such time, we, as the sole general partner of our Operating Partnership, will own     % of, and will have control of, our Operating Partnership. Accordingly, we will consolidate the assets, liabilities and results of operations of our Operating Partnership.

The accompanying pro forma condensed combined financial statements include the operations and assets of our Predecessor, which is not a legal entity but rather a combination of real estate and construction entities under common control by Mr. Hoffler. Our “Predecessor” includes (i) entities owned and/or controlled by Mr. Hoffler and/or his affiliates, which in turn own controlling interests in certain businesses and 22 properties: seven office properties, fourteen retail properties, one multifamily property, the general commercial construction businesses of Armada Hoffler Construction Company and Armada Hoffler Construction Company of Virginia and the property development and asset management businesses of Armada Hoffler Holding Company, Inc. (collectively, the “Controlled Entities”) and (ii) non-controlling interests in entities owning two properties: one retail (“Bermuda Crossroads”) and one multifamily property (“Smith’s Landing”) (together, the “Non-controlled Entities”). The Predecessor accounts for its investment in the Non-controlled Entities under the equity method of accounting.

The contribution or acquisition of interests in the Controlled Entities will be considered a transaction between entities under common control since Mr. Hoffler owns the controlling interest in each of the entities comprising the Predecessor. As a result, the acquisition of interests in each of the Controlled Entities will be accounted for at our Predecessor’s historical cost. The contribution or acquisition of interests in the Non-controlled Entities will be accounted for under the acquisition method of accounting and recognized at the estimated fair value of acquired assets and assumed liabilities at the date of such acquisition or contribution.

The unaudited pro forma combined consolidated financial statements have been derived from our Predecessor’s historical combined consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma combined consolidated balance sheet as of December 31, 2012 is presented to reflect adjustments to the Predecessor’s historical combined consolidated balance sheet as of December 31, 2012 as if the Offering and the related formation transactions were completed on December 31, 2012. The unaudited pro forma combined consolidated statement of operations for the year ended December 31, 2012 is presented as if the Offering and the related formation transactions were completed on January 1, 2012.

The following unaudited pro forma financial statements should be read in conjunction with (i) the Predecessor’s historical audited combined consolidated financial statements at December 31, 2012 and 2011 and (ii) the “Risk Factors,” and “Cautionary Note Regarding Forward-Looking Statements” sections in this prospectus. We have based the unaudited pro forma adjustments on available information and assumptions that we believe are reasonable. The following unaudited pro forma combined consolidated financial statements are presented for informational purposes only and are not necessarily indicative of what our actual financial position would have been as of December 31, 2012 assuming the Offering and the related formation transactions had all been completed on December 31, 2012, what actual results of operations would have been for the year ended December 31, 2012 assuming the Offering and the related formation transactions were completed subsequent to January 1, 2012, are not indicative of future results of operations or financial condition and should not be viewed as indicative of future results of operations or financial condition.

Armada Hoffler Properties, Inc.

Consolidated Pro Forma Balance Sheet

December 31, 2012

(Unaudited in Thousands)

	Armada Hoffler Properties	Predecessor	Acquisitions		Other Pro Forma Adjustments		Pro Forma Before Offering	Proceeds From Offering	Use of Proceeds	Other Equity Adjustments	Company Pro Forma
			Smith’s Landing	Bermuda Crossroads
	A	B	C	D				J	K,L	M
Assets
Real estate investments:
Income producing property	$—	$350,814	$37,171	$16,700	$(386	)E	$404,299
Held for development		3,926					3,926
Construction in progress	—	—	—	—	—		—

Accumulated depreciation	—	(92,454)			—		(92,454)

Net real estate investments	—	262,286	37,171	16,700	(386)		315,771

Cash and cash equivalents	$1	9,400	—	—	(9,400	)F	1
Restricted cash	—	3,725	—	—	—		3,725
Accounts receivable, net	—	17,423	—	—	—		17,423
Construction receivables, including retentions	—	10,490	—	—	—		10,490
Construction contract costs and estimated earnings in excess of billings	—	1,206	—	—	—		1,206
Due from affiliates	—	5,719	—	—	—		5,719
Other assets	—	21,564	317	1,326	1,000	G	24,207

Total Assets	$1	$331,813	$37,488	$18,026	(8,786)		$378,542

Liabilities
Indebtedness:
Secured Debt	$—	$334,438	$25,095	$11,394	$17,561	E,G	$388,488
Participating Note	—	643	—	—	—		643
Accounts payable and accrued liabilities	—	2,478	—	—	—		2,478
Construction payables, including retentions	—	17,369	—	—	—		17,369
Billings in excess of construction contract costs and estimated earnings	—	4,236	—	—	—		4,236
Due to affiliates	—	3,597	—	—	(3,597	)H	—
Other liabilities	—	10,393	—	632	$(747	)I	10,278

Total Liabilities	—	373,154	25,095	12,026	13,217		423,492

Equity
Predecessor equity	1	(41,341)	12,393	6,000	(22,003)		(44,950)
Non-controlling interest in operating partnership	—	—	—	—	—		—

Total Equity	1	(41,341)	12,393	6,000	(22,003)		(44,950)

Total Liabilities and Equity	$1	$331,813	$37,488	$18,026	(8,786)		$378,542

Armada Hoffler Properties, Inc. and Subsidiaries

Consolidated Pro Forma Income Statement

For the Year Ended December 31, 2012

(Unaudited and in Thousands, except per share data)

	Armada Hoffler Properties	Predecessor	Acquisitions		Pro Forma Adjustments		Pro Forma Before Offering	Other Pro Forma Adjustments		Company Pro Forma
			Smith’s Landing	Bermuda Crossroads
	AA	BB	CC	DD
Revenues
Rental income	$—	$54,436	$3,852	$1,674	$81	CC, DD	$60,043
General contracting and real estate services income	—	54,046	—	—	—		54,046

Total revenues	—	108,482	3,852	1,674	81		114,089

Expenses
Rental expenses	—	12,682	1,229	230	3	CC, DD	14,144
Real estate taxes	—	4,865	222	169	—		5,256
General contracting and real estate services expenses	—	50,103	—	—	—		50,103
Depreciation and amortization	—	12,909	853	337	560	CC, DD	14,659
General and administrative	—	3,232	—	—	—		3,232		GG

Total expenses	—	83,791	2,304	736	563		87,394

Operating income	—	24,691	1,548	938	(482)		26,695

Interest expense	—	(16,561)	(447)	(677)	(380)	CC, DD, EE	(18,065)		HH
Other income (expense)	—	777	—	—	(261)	FF	516		II

Income before income taxes	—	8,907	1,101	261	(1,123)		9,146

Provision for Income taxes	—	—	—	—	—		—		JJ

Income from continuing operations		8,907	1,101	261	(1,123)		9,146

Income from continuing operations attributable to non-controlling interests—operating partnership											KK

Income from continuing operations available to common stockholders

Pro Forma Per Share:
Income from continuing operations attributable to common stockholders:
Basic											LL

Diluted											LL

Pro Forma Weighted Average Common Shares:
Basic

Diluted

Armada Hoffler Properties, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Consolidated Financial Statements

1.	Adjustments to the Pro Forma Consolidated Balance Sheet

(A) Represents the balance sheet of Armada Hoffler Properties, Inc. and subsidiaries as of December 31, 2012.

(B) Reflects a historical combined balance sheet of our Predecessor, which is not a single legal entity, but rather a combination of real estate and construction entities.

(C) Reflects the acquisition by us of the ownership interests in BSE/AH Blacksburg Apartments, L.L.C. (“Smith’s Landing”), including our Predecessor’s noncontrolling interest, in exchange for cash, equity and the assumption of debt. Mr. Hoffler has a 40% non-controlling ownership interest in Smith’s Landing; therefore such ownership interest has been presented in the Predecessor financial statements as an equity method investment. The acquisition of the interests in Smith’s Landing will be accounted for as a purchase at fair value under the acquisition method of accounting in accordance with ASC Section 805-10, Business Combinations. As a result, we will recognize an estimated gain upon acquisition of approximately $5.7 million representing the difference between the fair value and carrying value of the Predecessor’s interest in Smith’s Landing. After our acquisition of the ownership interests in Smith’s Landing that were not controlled by Mr. Hoffler, we will own 100% of Smith’s Landing. This gain of $5.7 million referred to above is not recognized in the unaudited Pro Forma Statement of Operations since the gain is directly attributable to the formation transactions and is not expected to have an ongoing impact.

The acquisition method of accounting was used to allocate the fair value of the tangible and identified intangible assets acquired and liabilities assumed. The pro forma adjustments are based on our preliminary estimates and are subject to change based on the final determination of the fair value of assets and liabilities acquired. The amounts allocated to income producing property include buildings and improvements that are depreciated over the estimated useful life of 39 years. The amounts allocated to above- and below-market leases and to intangible lease assets of $0.3 million are amortized over the weighted average lives of the remaining lease terms. As a result of acquisition method accounting, the fair value adjustment to the indebtedness of Smith’s Landing was not significant.

(D) Reflects the acquisition by us of the ownership interests in Bermuda Shopping Center, L.L.C. (“Bermuda Crossroads”), including our Predecessor’s noncontrolling interest, in exchange for cash, equity and the assumption of debt. Mr. Hoffler has a 50% non-controlling ownership interest in Bermuda Crossroads; therefore such ownership interest has been presented in the Predecessor financial statements as an equity method investment. The acquisition of the interests in Bermuda Crossroads will be accounted for as a purchase at fair value under the acquisition method of accounting in accordance with ASC Section 805-10, Business Combinations. As a result, we will recognize an estimated gain upon acquisition of approximately $3.0 million representing the difference between the fair value and carrying value of the Predecessor’s interest in Bermuda Crossroads. After our acquisition of the ownership interests in Bermuda Crossroads that were not controlled by Mr. Hoffler, we will own 100% of Bermuda Crossroads. This gain of $3.0 million referred to above is not recognized in the unaudited Pro Forma Statement of Operations since the gain is directly attributable to the formation transactions and is not expected to have an ongoing impact.

The acquisition method of accounting was used to allocate the fair value of the tangible and identified intangible assets acquired and liabilities assumed. The pro forma adjustments are based on our preliminary estimates and are subject to change based on the final determination of the fair value of assets and liabilities acquired. The amounts allocated to income producing property include land of $2.9 million as well as buildings and improvements that are depreciated over the estimated useful life of 39 years. The amounts allocated to above-market leases and to intangible lease assets of $1.3 million are amortized over the weighted average lives of the remaining lease terms. The amount allocated to below-market leases of $0.6 million is amortized over the weighted average lives of the remaining lease terms. As a result of acquisition method accounting, the carrying value of the indebtedness of Bermuda Crossroads was adjusted to its fair value, resulting in a $0.4 million premium.

(E) Represents the distribution of $0.4 million of the Predecessor’s land and $1.7 million of related indebtedness of Courthouse 7-Eleven to affiliated entities in connection with the Formation Transactions.

Armada Hoffler Properties, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Consolidated Financial Statements

(F) As part of the formation transactions, prior investors will receive cash distributions as partial consideration for their interests in our Predecessor’s equity.

(G) In connection with the Offering, we expect to enter into an agreement for a $100 million secured revolving credit facility. This pro forma adjustment represents the borrowing of $19.3 million under the secured revolving credit facility to fund a portion of the consideration payable in connection with the completion of the Formation Transactions and to repay existing lines of credit and certain debt relating to the projects in our development pipeline. In connection with this credit facility, we expect to incur $1.0 million in financing fees, which will be amortized over the life of the credit facility as an adjustment to interest expense.

(H) Represents the settlement of all outstanding amounts due to affiliates in connection with the Formation Transactions.

(I) Represents the elimination of the distributions in excess of earnings balance for Smith’s Landing, which is eliminated in consolidation for pro forma purposes. As of December 31, 2012.

(J) Reflects gross proceeds from the Offering of $             million, which will be reduced by $             million, net of amounts paid to date, to reflect underwriters’ discounts and commissions and other costs of the Offering and the Formation Transactions payable by us, resulting in net proceeds to us of $             million. These costs will be charged against the gross offering proceeds upon completion of the Offering. As of December 31, 2012, $3.3 million of these fees had been paid by our Predecessor, which will be reimbursed upon completion of the Offering. A summary is as follows (in thousands):

Gross proceeds
Less:
Underwriter’s discount	$
Transaction costs
Transaction costs incurred by our Predecessor through December 31, 2012

Net proceeds	$

(K) In connection with the Offering, we anticipate repaying $             million of debt including applicable prepayment costs, exit fees and approximately $             million of defeasance costs. Concurrently with the repayment of the secured mortgage debt, restricted cash held in escrow for insurance and taxes will be released to us as unrestricted cash in the amount of approximately $             million related to Armada Hoffler Tower. We also will incur approximately $             million of loan transfer and consent fees. The loss on debt extinguishments of $             million related to these repayments is not recognized in the Unaudited Proforma Statement of Operations since the loss is directly attributable to the formation transactions and is not expected to have an ongoing impact.

A summary is as follows (in thousands):

Debt paydowns	$
Defeasance costs
Release of restricted cash
Loan transfer and consent fees
Financing fees
Redemption of initial capitalization of the Company and the Operating Partnership
Cash paid to prior investors

Total use of proceeds	$

Armada Hoffler Properties, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Consolidated Financial Statements

In connection with the repayment of the indebtedness of Sentara Williamsburg, the related interest rate swap liability of $             million will be settled. In connection with the extinguishment of certain debt, $             million of debt issuance costs will be written off.

(L) Pursuant to certain of the formation transaction agreements, lender reserve balances released as a result of debt repaid with Offering proceeds in the amount of $         million will be distributed or paid to prior investors.

(M) Represents the reclassification of Predecessor equity to Non-controlling Interests in the Operating Partnership. Common Units are classified as non-controlling interests in permanent equity in the consolidated pro forma balance sheet because holders of Common Units have the right, pursuant to the Agreement of Limited Partnership of the Operating Partnership, to cause the Operating Partnership to redeem such Common Units for cash, or solely at the Company’s election and within its control, for shares of Common Stock, on a one-for-one basis. The Common Units are adjusted to the greater of carrying value or fair market value based on the price of shares of our Common Stock at the end of each respective reporting period. For purposes of this pro forma consolidated balance sheet, the fair market value of the Company’s Common Stock is assumed based upon the price of our Common Stock on the date of the completion of the Offering.

2.	Adjustments to the Pro Forma Consolidated Statements of Operations

The adjustments to the pro forma statements of operations for the year ended December 31, 2012 are as follows:

(AA) Represents the historical consolidated statements of operations of Armada Hoffler Properties, Inc. and its subsidiaries for the year ended December 31, 2012.

(BB) Reflects the Predecessor’s historical combined statements of operations for the year ended December 31, 2012. As discussed in note (B) to the consolidated pro forma balance sheet, our Predecessor’s interests in the Controlled Entities will be acquired by our Operating Partnership in exchange for cash, Common Units and the assumption of related debt, and will be recorded at the Predecessor’s historical cost basis. As a result, expenses such as depreciation and amortization to be recognized by our Operating Partnership related to the acquired interests are based on the Predecessor’s historical cost basis of the related assets and liabilities.

(CC) Reflects results of operations from the acquisition of 100% of the interests in Smith’s Landing, which will occur in connection with the formation transactions as discussed in note (C) to the consolidated pro forma balance sheet. The acquisition method of accounting was used to allocate the fair value of the tangible and identified intangible assets acquired and liabilities assumed. Adjustments to rental expense represent the impact of the amortization of the net amount of below-market ground rents. Adjustments to depreciation and amortization represent the additional depreciation expense and amortization of intangibles as a result of these purchase accounting adjustments.

The pro forma adjustments shown below are based on our preliminary estimates and are subject to change based on the final determination of the fair value of assets and liabilities acquired. The pro forma adjustments to the historical statement of operations of Smith’s Landing are as follows:

(1)	Pro forma rental expense includes below market ground lease amortization for the year ended December 31, 2012.

(2)	Pro forma depreciation and amortization includes a $0.3 million adjustment to the historical depreciation and amortization recognized by Smith’s Landing.

Armada Hoffler Properties, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Consolidated Financial Statements

(DD) Reflects results of operations from the acquisition of 100% of the interests in Bermuda Crossroads, which will occur in connection with the formation transactions as discussed in note (D) to the consolidated pro forma balance sheet. The acquisition method of accounting was used to allocate the fair value of the tangible and identified intangible assets acquired and liabilities assumed. Adjustments to revenues represent the impact of the amortization of the net amount of above- and below-market rents and the net impact of straight-line rents. Adjustments to depreciation and amortization represent the additional depreciation expense and amortization of intangibles as a result of these purchase accounting adjustments.

As a result of acquisition method accounting, the carrying value of debt for Bermuda Crossroads was adjusted to its fair value, resulting in a $0.8 million premium. The discount is amortized to interest expense over the life of the underlying debt instrument. The amounts allocated to above- and below-market leases and to intangible lease assets are amortized over the weighted average lives of the related leases ranging from                      to                      years.

The pro forma adjustments shown below are based on our preliminary estimates and are subject to change based on the final determination of the fair value of assets and liabilities acquired. The pro forma adjustments to the historical statement of operations of Bermuda Crossroads are as follows:

(1)	Pro forma rental income includes $0.1 million of net below market lease amortization for the year ended December 31, 2012.

(2)	Pro forma depreciation and amortization includes a $0.3 million adjustment to the historical depreciation and amortization recognized by Bermuda Crossroads.

(3)	Pro forma interest expense includes $0.4 million of amortization related to the fair value adjustment related to the assumed debt for the year ended December 31, 2012.

(EE) Pro forma interest expense includes $0.8 million of interest, including the amortization of the related debt issuance costs, on the $19.3 million borrowed under the $100 million secured revolving credit facility. The pro forma adjustment also includes estimated unused fees of $             million for the year ended December 31, 2012.

(FF) Due to the acquisition of controlling interests in the entities that own Smith’s Landing and Bermuda Crossroads, $0.3 million equity in net income from equity method investments is eliminated in the consolidated pro forma consolidated income statement for the year ended December 31, 2012. Additionally, as a result of our acquisition of controlling interests in Smith’s Landing and Bermuda Crossroads, we will recognize a gain for financial reporting purposes of approximately $8.7 million ($5.7 million for Smith’s Landing and $3.0 million for Bermuda Crossroads), which represents the difference between the implied fair value for the properties and our carrying value of our equity method investment. This gain is eliminated for purposes of these consolidated pro forma financial statements as it is directly attributable to the formation transactions and is not expected to have continuing impact.

(GG) We expect to incur additional general and administrative expense as a result of becoming a public company, including but not limited to incremental salaries and equity incentives, board of directors fees and expenses, director’s and officer’s insurance, Sarbanes-Oxley Act of 2002 compliance costs, and incremental legal, audit and tax fees. We have included $             million of non-cash stock-based compensation expense for the year ended December 31, 2012, based on equity awards to be granted to our directors and certain employees upon completion of the Offering, and amounts corresponding to services and expenses under contract as an adjustment in the pro forma consolidated income statement as additional general and administrative expenses, without duplication, to the general and administrative expenses appearing in the Predecessor’s income statement. Our noncash stock-based compensation awards are subject to time-based vesting in equal installments over three years from the date of grant. We estimate that there will be $             million of additional incremental expenses of being a public company in excess of our historical general and administrative expenses.

Armada Hoffler Properties, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Consolidated Financial Statements

The pro forma financial statements may not be indicative of the Company’s future results of operations as additional general and administrative costs will be incurred to operate as a public company. Management estimates these costs will be approximately $0.5 million to $1.5 million on an annual basis exclusive of stock compensation costs. These costs are expected to consist of compensation adjustments, professional services fees and other general and administrative costs. These costs have been excluded from the pro forma statement of operations as they represent a forward-looking estimate.

(HH) Reflects the decrease in net interest expense as a result of the refinancing transactions described more fully in note (K) to the consolidated pro forma balance sheet. On a pro forma basis we expect interest expense to decrease $             million for the year ended December 31, 2012. This decrease is the result of the related paydown of secured and unsecured debt for the year ended December 31, 2012.

(II) Reflects the settlement of the interest rate swap related to the indebtedness of Sentara Williamsburg.

(JJ) Reflects income taxes on our general contracting and real estate services business, which will be conducted through a taxable REIT subsidiary of our Operating Partnership. Income taxes were based upon an effective income tax of         %.

(KK) Reflects allocation of income to non-controlling interests in the Operating Partnership.

(LL) Pro forma earnings (loss) per share—basic and diluted are calculated by dividing pro forma consolidated net income (loss) allocable to the Company’s stockholders by the number of shares of Common Stock issued in the Offering.

Basic net income (loss) per share of Common Stock is calculated based on the weighted average shares of Common Stock outstanding, which was              shares for each of the periods reported. Diluted net income (loss) per share is calculated based on net income (loss) before allocation to non-controlling interests by giving effect to the expected exchange of Common Units for shares of Common Stock on a one-for-one basis and unvested restricted shares, which resulted in diluted shares of for each of the periods reported.

Set forth below is a reconciliation of pro forma weighted average shares outstanding:

Number of shares issued in this offering
Number of Common Units issued in the formation transactions

Total

Report of Independent Registered Public Accounting Firm

To the Shareholder

Armada Hoffler Properties, Inc.

We have audited the accompanying balance sheets of Armada Hoffler Properties, Inc. as of December 31, 2012 and October 12, 2012 (initial capitalization). These balance sheets are the responsibility of the Company’s management. Our responsibility is to express an opinion on these balance sheets based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the balance sheets referred to above present fairly, in all material respects, the financial position of Armada Hoffler Properties, Inc. at December 31, 2012 and October 12, 2012 (initial capitalization), in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Richmond, Virginia

March 25, 2013

Armada Hoffler Properties, Inc.

Balance Sheets

	Period Ended December 31, 2012	October 12, 2012 (initial capitalization)
Assets
Cash	$1,000	$1,000

Total Assets	$1,000	$1,000

Liabilities and Stockholders’ Equity
Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding	$10	$10
Additional Paid in Capital	990	990

Total Liabilities and Stockholder’s Equity	$1,000	$1,000

See accompanying notes.

Armada Hoffler Properties, Inc.

Notes to Balance Sheet

1.	Organization

Armada Hoffler Properties, Inc. (“AHP”) was organized in the state of Maryland on October 12, 2012. AHP is authorized to issue up to 1,000 shares of common stock, par value $0.01 per share. AHP will file a Registration Statement on Form S-11 with the Securities and Exchange Commission with respect to a proposed underwritten public offering (the “Offering”) of shares of its common stock.

AHP made an election to be taxed as an S-Corporation under the Internal Revenue Code of 1986, as amended (the “Code”). AHP intends to qualify as a real estate investment trust (“REIT”) under the Code. AHP will generally not be subject to federal income tax to the extent that it distributes at least 90% of its taxable income for each tax year to its stockholders. REITs are subject to a number of organizational and operational requirements.

If AHP fails to qualify as a REIT in any taxable year, AHP will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates. Even if AHP qualifies for taxation as a REIT, AHP may be subject to certain state and local taxes on its income and property and to federal income and excise taxes on its undistributed income.

AHP will be a fully integrated, self-administered and self-managed real estate investment trust formed primarily to own, operate, acquire and develop properties. The Company has had no operations since its formation.

2.	Formation of AHP and Offering Transaction

Upon completion of the Offering, AHP will contribute the net proceeds to Armada Hoffler, L.P. (the “Operating Partnership”) and become the sole general partner. The Operating Partnership was formed as a Virginia limited partnership on October 12, 2012 in connection with its initial capitalization. AHP’s operations are planned to commence upon completion of the Offering and related formation transactions. Upon completion of the Offering and the related formation transactions, AHP expects its operations to be carried on through its Operating Partnership and wholly owned subsidiaries of the Operating Partnership. At such time, AHP, as the general partner of the Operating Partnership, will control the Operating Partnership and consolidate the assets, liabilities and results of operations of the Operating Partnership. In connection with the formation transactions, certain management and development agreements will be contributed to the Operating Partnership by affiliated entities in exchange for units of interest in the Operating Partnership.

3.	Summary of Significant Accounting Policies

Basis of Presentation

The balance sheet has been prepared by management in accordance with accounting principles generally accepted in the United States.

Start Up Costs

Start up costs incurred will be expensed. Costs related to the Offering and related formation transactions have been incurred by our predecessor. Upon successful completion of the Offering, such costs will be reimbursed from the proceeds of the Offering.

Investments in Real Estate

Investments in real estate will include land, buildings and tenant improvements and will be stated at cost. Construction in progress will also be stated at cost. Direct and certain indirect costs clearly associated with the development, construction, leasing or expansion of real estate assets will be capitalized as a cost of the property. Armada Hoffler

Armada Hoffler Properties, Inc.

Notes to Balance Sheet

Properties, Inc. will capitalize direct and indirect project costs associated with the initial construction of a property until the property is substantially complete and ready for its intended use. Capitalized project costs include real estate taxes, insurance, utilities, rent associated with ground operating leases and interest on borrowing obligations. The Company does not capitalize any costs attributable to unsuccessful projects.

Depreciation on buildings will generally be provided on a straight-line basis over 39 years. Tenant improvements will be depreciated over the shorter of their estimated useful lives or the term of the related lease. Repairs and maintenance costs will be expensed as incurred.

Report of Independent Registered Public Accounting Firm

The Owners

Armada Hoffler Properties, Inc. Predecessor

We have audited the accompanying combined balance sheets of the entities described in Note 1 as of December 31, 2012 and 2011, and the related combined statements of income, equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule of real estate owned and accumulated depreciation. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the entities described in Note 1 as of December 31, 2012 and 2011, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule referred to above, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Richmond, Virginia

March 25, 2013

ARMADA HOFFLER PROPERTIES, INC. PREDECESSOR

Combined Balance Sheets

(In Thousands)

	DECEMBER 31,
	2012	2011
ASSETS
Real estate investments:
Income producing property	$350,814	$345,412
Held for development	3,926	1,836
Construction in progress	—	2,685

	354,740	349,933
Accumulated depreciation	(92,454)	(80,923)

Net real estate investments	262,286	269,010
Real estate investments held for sale	—	473
Cash and cash equivalents	9,400	13,449
Restricted cash	3,725	4,335
Accounts receivable, net	17,423	15,230
Construction receivables, including retentions	10,490	13,008
Construction contract costs and estimated earnings in excess of billings	1,206	858
Due from affiliates	5,719	4,663
Other assets	21,564	19,108

Total Assets	$331,813	$340,134

LIABILITIES AND EQUITY
Indebtedness:
Secured debt	$334,438	$338,919
Participating note	643	643
Accounts payable and accrued liabilities	2,478	3,194
Construction payables, including retentions	17,369	20,375
Billings in excess of construction contract costs and estimated earnings	4,236	3,450
Due to affiliates	3,597	1,090
Other liabilities	10,393	9,862

Total Liabilities	$373,154	$377,533
Equity	(41,341)	(37,399)

Total Liabilities and Equity	$331,813	$340,134

See Notes to Combined Financial Statements.

ARMADA HOFFLER PROPERTIES, INC. PREDECESSOR

Combined Statements of Income

(In Thousands)

	YEAR ENDED DECEMBER 31,
	2012	2011	2010
Revenues
Rental income	$54,436	$52,578	$47,847
General contracting and real estate services income	54,046	77,602	87,279

Total revenues	108,482	130,180	135,126

Expenses
Rental expenses	12,682	12,568	11,734
Real estate taxes	4,865	4,781	4,463
General contracting and real estate services expenses	50,103	72,138	82,127
Depreciation and amortization	12,909	12,994	12,158
General and administrative expenses	3,232	3,728	2,523

Total expenses	83,791	106,209	113,005

Operating income	24,691	23,971	22,121
Interest expense	(16,561)	(18,134)	(18,208)
Loss on extinguishment of debt	—	(3,448)	—
Other income	777	258	168

Income from continuing operations	8,907	2,647	4,081

Discontinued operations:
Loss from discontinued operations	(35)	(318)	(338)
Gain (loss) on sale of real estate	25	(63)	1

Loss from discontinued operations	(10)	(381)	(337)

Net income	$8,897	$2,266	$3,744

See Notes to Combined Financial Statements.

ARMADA HOFFLER PROPERTIES, INC. PREDECESSOR

Combined Statements of Equity

(In Thousands)

Equity
Balance as of January 1, 2010	$(11,452)
Net income	3,744
Contributions	7,893
Distributions	(23,730)

Balance as of December 31, 2010	$(23,545)
Net income	2,266
Contributions	11,117
Distributions	(27,237)

Balance as of December 31, 2011	$(37,399)
Net income	8,897
Contributions	1,655
Distributions	(14,494)

Balance as of December 31, 2012	$(41,341)

See Notes to Combined Financial Statements.

ARMADA HOFFLER PROPERTIES, INC. PREDECESSOR

Combined Statements of Cash Flows

(In Thousands)

	YEAR ENDED DECEMBER 31,
	2012	2011	2010
OPERATING ACTIVITIES
Net income	$8,897	$2,266	$3,744
Loss from discontinued operations	10	381	337

Income from continuing operations	8,907	2,647	4,081
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of buildings and tenant improvements	11,601	11,708	10,978
Amortization of deferred leasing costs	1,308	1,286	1,180
Accrued straight-line rental income	(2,158)	(2,370)	(3,183)
Amortization of lease incentives	755	663	547
Accrued straight-line ground rent expense	333	312	309
Bad debt expense	305	140	358
Amortization of debt issuance costs	615	896	766
Non-cash loss on extinguishment of debt	—	1,083	—
Change in the fair value of derivatives	(408)	(436)	23
Income from real estate joint ventures	(261)	(309)	(88)
Loss on disposal of real estate assets	—	569	—
Changes in operating assets and liabilities:
Property assets	(991)	8,196	(3,966)
Property liabilities	2,404	(1,168)	(2,124)
Construction assets	2,170	7,694	(1,130)
Construction liabilities	(2,220)	(7,575)	(1,323)

Net cash provided by continuing operations	22,360	23,336	6,428
Net cash used for discontinued operations	(34)	(153)	(338)

Net cash provided by operating activities	22,326	23,183	6,090

INVESTING ACTIVITIES
Development of real estate investments	(2,665)	(3,576)	(8,422)
Second generation tenant and building improvements	(2,307)	(3,801)	(4,061)
Government development grants	400	750	—
Decrease (increase) in restricted cash	184	1,517	(377)
Return of capital from real estate joint ventures	405	580	227
Deferred leasing costs	(741)	(1,973)	(2,124)
Leasing incentives	(475)	(1,956)	(429)

Net cash used for continuing operations	(5,199)	(8,459)	(15,186)
Net cash provided by discontinued operations	497	2,461	471

Net cash used for investing activities	(4,702)	(5,998)	(14,715)

FINANCING ACTIVITIES
Debt issuances	30,612	69,049	37,630
Debt repayments	(35,093)	(63,698)	(14,918)
Debt issuance costs	(931)	(943)	(446)
Offering costs	(3,125)	—	—
Contributions	1,655	11,058	7,684
Distributions	(14,791)	(26,412)	(23,730)

Net cash (used for) provided by continuing operations	(21,673)	(10,946)	6,220
Net cash used for discontinued operations	—	(1,225)	(654)

Net cash (used for) provided by financing activities	(21,673)	(12,171)	5,566

Net (decrease) increase in cash and cash equivalents	(4,049)	5,014	(3,059)
Cash and cash equivalents, beginning of period	13,449	8,435	11,494

Cash and cash equivalents, end of period	$9,400	$13,449	$8,435

Supplemental cash flow information:
Cash paid for interest	$16,161	$17,366	$17,802

Non-cash contributions	$—	$59	$209

(Decrease) increase in distributions payable	$(297)	$825	$—

See Notes to Combined Financial Statements.

ARMADA HOFFLER PROPERTIES, INC. PREDECESSOR

Notes To Combined Financial Statements

1.	Business and Organization

Armada Hoffler Properties, Inc. Predecessor (the “Predecessor” or “Armada Hoffler”) is not a single legal entity, but rather a combination of real estate and construction entities. The Predecessor is engaged in the development, construction, ownership and management of office, retail and multifamily properties in markets throughout the Mid-Atlantic United States. The entities comprising the Predecessor include (i) the property development and asset management businesses of Armada Hoffler Holding Company, Inc. (“AH Holding”), (ii) the general commercial construction businesses of Armada Hoffler Construction Company and Armada Hoffler Construction Company of Virginia (collectively, “AH Construction”), (iii) controlling interests in entities that own 22 properties (seven office, 14 retail and one multifamily), (iv) controlling interests in entities undertaking the development of six properties (two office, two retail and two multifamily, collectively the “Development Pipeline”) and (v) non-controlling interests in entities that own one retail and one multifamily property (collectively, the “Non-controlled Entities”). AH Holding, AH Construction, the controlling interests in the 22 real estate properties and the controlling interests in the Development Pipeline are referred to as the Controlled Entities. The Controlled Entities are under common ownership by their individual partners, members and stockholders and under common control by Daniel A. Hoffler. Mr. Hoffler has the ability to control each of the Controlled Entities as the primary beneficiary, the majority vote holder or through his interest as a general partner or managing member. The financial position and results of operations of the Controlled Entities have been combined in the Predecessor financial statements. The Predecessor accounts for its investments in the Non-controlled Entities under the equity method of accounting.

Controlled Entities (Combined by the Predecessor)

Office Properties	Location	General Contracting and Real Estate Services
Armada Hoffler Tower	Virginia Beach, VA	AH Holding	AH Construction
Richmond Tower	Richmond, VA
One Columbus	Virginia Beach, VA
Two Columbus	Virginia Beach, VA
Oyster Point	Newport News, VA
Virginia Natural Gas	Virginia Beach, VA
Sentara Williamsburg	Williamsburg, VA

Retail Properties	Location	Development Pipeline	Location
249 Central Park Retail	Virginia Beach, VA	Main Street Office Tower	Virginia Beach, VA
South Retail	Virginia Beach, VA	Main Street Apartments	Virginia Beach, VA
Studio 56 Retail	Virginia Beach, VA	Jackson Street Apartments	Durham, NC
Commerce Street Retail	Virginia Beach, VA	Sandbridge Commons	Virginia Beach,VA
Fountain Plaza Retail	Virginia Beach, VA	Brooks Crossing	Newport News, VA
Dick’s at Town Center	Virginia Beach, VA	Greentree Shopping Center	Chesapeake, VA
Broad Creek Shopping Center	Norfolk, VA
North Point Center	Durham, NC
Hanbury Village	Chesapeake, VA
Gainsborough Square	Chesapeake, VA
Parkway Marketplace	Virginia Beach, VA
Harrisonburg Regal	Harrisonburg, VA
Courthouse 7-Eleven	Virginia Beach, VA
Tyre Neck Harris Teeter	Portsmouth, VA

Multifamily Property	Location
The Cosmopolitan	Virginia Beach, VA

ARMADA HOFFLER PROPERTIES, INC. PREDECESSOR

Notes To Combined Financial Statements

Non-controlled Entities (Accounted for under the equity method by the Predecessor)

Retail Property	Location
Bermuda Crossroads	Chester, VA

Multifamily Property	Location
Smith’s Landing	Blacksburg, VA

Armada Hoffler Properties, Inc. (the “Company”) is the sole general partner of Armada Hoffler, L.P. (the “Operating Partnership”). The operations of the Company will be carried on primarily through the Operating Partnership. Both the Company and the Operating Partnership were formed in October 2012 and will commence operations upon completion of the underwritten initial public offering of shares of the Company’s common stock (the “IPO”) and certain related formation transactions (the “Formation Transactions”). Pursuant to the Formation Transactions, the Company will (i) acquire 100% of the interests in the Controlled Entities and the Non-controlled Entities, (ii) succeed to the ongoing construction and development businesses of AH Holding and AH Construction, (iii) assume asset management of certain of the properties acquired from the Predecessor, (iv) succeed to the third party asset management business of AH Holding, (v) succeed to the development projects in Armada Hoffler’s Development Pipeline, (vi) receive options to acquire nine parcels of developable land from Armada Hoffler and (vii) enter into a purchase agreement to acquire a 197-unit multifamily property that is currently under development, upon satisfaction of certain conditions and transferability restrictions, including completion of the project’s construction by AH Construction. The Company intends to elect to be taxed and to operate in a manner that will allow it to qualify as a real estate investment trust for federal income tax purposes commencing with the taxable year ending December 31, 2013.

2.	Summary of Significant Accounting Policies

Principles of Combination

The accompanying combined financial statements were prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The financial position and results of operations of the entities comprising the Predecessor have been combined because they are under the common control of Mr. Hoffler and under the common management by Armada Hoffler. All significant intercompany transactions and balances have been eliminated in combination.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the period. Such estimates are based on management’s best judgment, after considering past, current and expected events and economic conditions. Actual results could differ from management’s estimates.

Revenue Recognition

Rental Income

Armada Hoffler leases its properties under operating leases and recognizes base rental income when earned on a straight-line basis over the lease term. Armada Hoffler begins recognizing rental income when the tenant has the right to take possession of or controls the physical use of the property under lease. Armada Hoffler recognizes contingent rental income (e.g., percentage rents based on tenant sales) when changes in the factors on which the contingent lease payments are based actually occur. Armada Hoffler recognizes lease incentives as reductions to rental income on a straight-line basis over the lease term. Armada Hoffler recognizes cost reimbursement income for real estate taxes, operating expenses and common area maintenance costs on an accrual basis during the periods in which the expenses were incurred. Armada Hoffler recognizes lease termination fees either upon termination or evenly over any remaining lease term.

ARMADA HOFFLER PROPERTIES, INC. PREDECESSOR

Notes To Combined Financial Statements

General Contracting and Real Estate Services Income

Armada Hoffler recognizes general contracting income on construction contracts using the percentage-of-completion method. Using this method, Armada Hoffler recognizes revenue and an estimated profit as construction contract costs are incurred based on the proportion of incurred costs to total estimated costs of completing the contract. Construction contract costs include all direct material, labor and subcontract costs as well as any indirect costs related to contract performance. Provisions for estimated losses on uncompleted contracts are recognized immediately in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income and are recognized in the period in which they are determined. Profit incentives are included in revenues when their realization is probable and when they can be reasonably estimated.

Armada Hoffler recognizes income from property development and management services when realized and earned, generally as such real estate services are provided.

Real Estate Investments

Income producing property primarily includes land, buildings and tenant improvements and is stated at cost. Real estate investments held for development include land and capitalized development costs. Armada Hoffler reclassifies real estate investments held for development as construction in progress upon commencement of construction. Construction in progress is stated at cost. Direct and certain indirect costs clearly associated with the development, construction, leasing or expansion of real estate assets are capitalized as a cost of the property. Armada Hoffler capitalizes direct and indirect project costs associated with the initial construction of a property until the property is substantially complete and ready for its intended use. Capitalized project costs include real estate taxes, insurance, utilities, rent associated with ground operating leases and interest on borrowing obligations. Interest capitalized during the years ended December 31, 2012 and 2011 was not significant. Interest capitalized during the year ended December 31, 2010 was $0.4 million. Indirect project costs include construction administration, legal fees and other office costs clearly related to real estate projects. Indirect costs capitalized during the years ended December 31, 2012, 2011 and 2010 were $0.4 million, $1.3 million and $1.1 million, respectively. Costs attributable to unsuccessful projects are expensed.

Armada Hoffler recognizes real estate development grants from state and local governments as reductions to the carrying amounts of the related real estate investments when any attached conditions are satisfied and when there is reasonable assurance that the grant will be received.

Depreciation on buildings is generally provided on a straight-line basis over 39 years. Tenant improvements are depreciated over the shorter of their estimated useful lives or the term of the related lease. Repairs and maintenance costs are expensed as incurred.

Impairment of Long Lived Assets

Armada Hoffler evaluates its real estate assets for impairment on a property by property basis whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If such an evaluation is necessary, Armada Hoffler compares the carrying amount of any such real estate asset with the undiscounted expected future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition. If the carrying amount of a real estate asset exceeds the associated estimate of undiscounted expected future cash flows, an impairment loss is recognized to reduce the real estate asset’s carrying value to its fair value.

Real estate assets classified as held for sale are reported at the lower of their carrying value or their fair value, less estimated costs to sell. Once a property is designated as held for sale, no further depreciation expense is recognized. A property is classified as held for sale when (i) senior management commits to a plan to sell the property, (ii) the sale is

ARMADA HOFFLER PROPERTIES, INC. PREDECESSOR

Notes To Combined Financial Statements

expected to be completed within one year under terms usual and customary for such sales and (iii) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits, investments in money market funds and investments with an original maturity of three months or less.

Restricted Cash

Restricted cash represents amounts held by lenders for real estate taxes, insurance and reserves for capital improvements. Armada Hoffler presents changes in cash restricted for real estate taxes and insurance as operating activities in the combined statements of cash flows. Armada Hoffler presents changes in cash restricted for capital improvements as investing activities in the combined statements of cash flows.

Accounts Receivable, net

Accounts receivable include amounts from tenants for base rents, contingent rents and cost reimbursements as well as accrued straight-line rental income.

Armada Hoffler’s evaluation of the collectability of accounts receivable and the adequacy of the allowance for doubtful accounts is based primarily upon evaluations of individual receivables, current economic conditions, historical experience and other relevant factors. Armada Hoffler establishes reserves for tenant receivables outstanding over 90 days. For all such tenants, Armada Hoffler also reserves any related accrued straight-line rental income. Additional reserves are recorded for more current amounts, as applicable, when Armada Hoffler has determined collectability to be doubtful. Armada Hoffler presents bad debt expense within rental expenses in the combined statements of operations. The extended collection period for accrued straight-line rental income along with Armada Hoffler’s evaluation of tenant credit risk may result in the nonrecognition of a portion of straight-line rental income until the collection of such income is reasonably assured.

Construction Contract Billing

Construction contract costs and estimated earnings in excess of billings represent reimbursable costs and amounts earned under contracts in progress as of the balance sheet date. Such amounts become billable according to contract terms, which usually consider the passage of time, achievement of certain milestones or completion of the project.

Billings in excess of construction contract costs represent billings or collections on contracts made in advance of revenue recognized.

Construction receivables and payables include retentions—amounts that are generally withheld until the completion of the contract or the satisfaction of certain restrictive conditions such as fulfillment guarantees.

Deferred Leasing Costs

Commissions paid by Armada Hoffler to third parties to originate a lease are deferred and amortized as depreciation and amortization expense on a straight-line basis over the term of the related lease. Deferred leasing costs are presented within other assets in the combined balance sheets.

ARMADA HOFFLER PROPERTIES, INC. PREDECESSOR

Notes To Combined Financial Statements

Lease incentives

Lease incentives paid by Armada Hoffler to tenants are deferred and amortized as reductions to rental income on a straight-line basis over the term of the related lease. Lease incentives are presented within other assets in the combined balance sheets.

Debt Issuance Costs

Costs incurred by Armada Hoffler to obtain financing are deferred and amortized as interest expense using the effective interest method over the term of the related debt. Debt issuance costs are presented within other assets in the combined balance sheets.

Derivative Financial Instruments

Armada Hoffler recognizes derivative financial instruments in the combined balance sheets at fair value. Presentation of gains (losses) resulting from changes in the fair value of derivatives depend on their designation and qualification for hedge accounting. Armada Hoffler has not designated any of its derivative instruments as hedges for accounting purposes. As a result, changes in the fair value of derivatives are recognized currently within other income (expense) in the combined statements of operations.

Income Taxes

The Predecessor is comprised primarily of limited partnerships and limited liability companies. AH Holding and the entities comprising AH Construction are organized as S-corporations. Under applicable federal and state income tax rules, the allocated share of net income or loss from the limited partnerships, limited liability companies and S-corporations flows through to the respective partners, members and shareholders.

Segment Information

Segment information is prepared on the same basis that management of Armada Hoffler reviews information for operational decision-making purposes. Management evaluates the performance of each of Armada Hoffler’s properties individually and aggregates such properties into segments based on their economic characteristics and classes of tenants. Armada Hoffler operates in four business segments (i) office real estate, (ii) retail real estate, (iii) multifamily residential real estate and (iv) general contracting and real estate services.

Reclassifications

Certain prior period amounts have been reclassified in the combined statements of cash flows to conform to the current year presentation. Development of real estate investments and second generation tenant and building improvements are now presented separately within investing activities.

Recently Adopted Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (the “FASB”) issued guidance that clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. The guidance was effective for Armada Hoffler on January 1, 2012. The new guidance did not have a significant impact on the Armada Hoffler’s financial position, results of operations or cash flows.

Pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”), the Company will qualify as an emerging growth company and can elect to opt out of the extended transition period for any new or revised accounting standards that may be issued by the FASB or the Securities and Exchange Commission (the “SEC”). The Company has elected to opt out of such extended transition period. This election is irrevocable.

ARMADA HOFFLER PROPERTIES, INC. PREDECESSOR

Notes To Combined Financial Statements

3.	REAL ESTATE INVESTMENTS

Armada Hoffler’s real estate investments comprised the following as of December 31, 2012 and 2011 (in thousands):

	December 31,
	2012	2011
Land	$24,511	$24,511
Land improvements	11,543	7,948
Buildings and improvements	316,596	314,789
Development costs	2,090	—
Construction in progress	—	2,685

	354,740	349,933

Accumulated depreciation	(92,454)	(80,923)

Net real estate investments	$262,286	$269,010

As of December 31, 2012 and 2011, land includes $1.8 million related to the Main Street development properties.

4.	RENTAL INCOME

Armada Hoffler’s rental income for the three years ended December 31, 2012 comprised the following (in thousands):

	Year ended December 31,
	2012	2011	2010
Minimum rents	$48,113	$46,916	$42,296
Percentage rents	333	397	309
Other	5,990	5,265	5,242

Rental income	$54,436	$52,578	$47,847

Minimum rents include $2.2 million, $2.4 million and $3.2 million to recognize minimum rents on a straight-line basis for the years ended December 31, 2012, 2011 and 2010, respectively. Minimum rents also include $(0.8) million, $(0.7) million and $(0.5) million of lease incentive amortization for the years ended December 31, 2012, 2011 and 2010, respectively.

Percentage rents are based on tenants’ sales.

Other rental income includes cost reimbursements for real estate taxes, property insurance and common area maintenance as well as termination fees.

ARMADA HOFFLER PROPERTIES, INC. PREDECESSOR

Notes To Combined Financial Statements

5.	OPERATING LEASES

Armada Hoffler’s office and retail tenant leases generally range from five to 20 years; certain leases with anchor tenants may be longer. Armada Hoffler’s commercial operating leases provide for minimum rental income during each of the next five years and thereafter as follows (in thousands):

2013	$40,805
2014	38,971
2015	35,341
2016	33,088
2017	30,341
Thereafter	174,951

Total	$353,497

Lease terms on multifamily apartment units generally range from seven to 15 months, with a majority having 12-month lease terms. Apartment leases are not included in the preceding table as the remaining terms as of December 31, 2012 are generally less than one year.

6.	ACCOUNTS RECEIVABLE

Accounts receivable comprised the following as of December 31, 2012 and 2011 (in thousands):

	December 31,
	2012	2011
Accrued straight-line rental income	$16,579	$14,547
Tenant accounts receivable	997	851
Allowance for doubtful accounts	(153)	(168)

Accounts receivable	$17,423	$15,230

7.	CONSTRUCTION CONTRACT BILLING

Armada Hoffler’s net position on uncompleted construction contracts as of December 31, 2012 and 2011 was as follows (in thousands):

	December 31,
	2012	2011
Costs incurred on uncompleted contracts	$542,994	$545,933
Estimated earnings	22,526	24,467
Billings	(568,550)	(572,992)

Net position	$(3,030)	$(2,592)

	December 31,
	2012	2011
Construction contract costs and estimated earnings in excess of billings	$1,206	$858
Billings in excess of construction contract costs and estimated earnings	(4,236)	(3,450)

Net position	$(3,030)	$(2,592)

ARMADA HOFFLER PROPERTIES, INC. PREDECESSOR

Notes To Combined Financial Statements

As of December 31, 2012 and 2011, construction receivables included retentions of $3.0 million and $3.1 million, respectively.

8.	DISCONTINUED OPERATIONS

Armada Hoffler presents held for sale properties as discontinued operations only when Armada Hoffler will not have any significant continuing involvement in the properties’ operations after their disposition and when the properties’ operations and cash flows (i) can be clearly distinguished and (ii) will be eliminated from Armada Hoffler’s ongoing operations upon disposition.

Armada Hoffler presented the held for sale Studio 56 Retail residential condominium units as discontinued operations during the three years ended December 31, 2012. Net sale proceeds during the years ended December 31, 2012, 2011 and 2010 were $0.5 million, $2.5 million and $0.5 million, respectively. Armada Hoffler sold the last Studio 56 Retail residential condominium unit during the year ended December 31, 2012. Armada Hoffler currently has no plans to develop and sell residential condominium units.

Debt related to assets held for sale of $1.2 million as of December 31, 2010 was repaid during 2011.

ARMADA HOFFLER PROPERTIES, INC. PREDECESSOR

Notes To Combined Financial Statements

9.	INDEBTEDNESS

Armada Hoffler’s indebtedness comprised the following as of December 31, 2012 and 2011 (dollars in thousands):

	Principal Balance		Stated Interest Rate	Stated Maturity Date
	December 31,		December 31,
Secured Debt	2012	2011	2012	2012
Armada Hoffler Tower	$39,240	$40,040	6.320%	October 1, 2013
Richmond Tower	47,023	48,018	LIBOR + 2.75%	December 19, 2014
One Columbus	14,095	14,361	5.310%	December 11, 2014
Two Columbus(1)	18,854	19,537	LIBOR + 2.50%	July 5, 2015
Oyster Point	6,648	6,819	5.411%	December 1, 2015
Virginia Natural Gas(2)	5,524	5,661	LIBOR + 2.50%	April 5, 2017
Sentara Williamsburg(3)	10,997	11,185	LIBOR + 1.65%	June 3, 2013
249 Central Park Retail(4)	16,086	16,317	5.987%	September 8, 2016
South Retail	7,097	7,200	5.985%	September 8, 2016
Studio 56 Retail	2,760	2,321	3.750%	May 7, 2015
Commerce Street Retail	6,800	6,720	LIBOR + 3.00%	August 18, 2014
Fountain Plaza Retail(4)	8,043	8,163	5.987%	September 8, 2016
Dick’s at Town Center	8,413	10,231	LIBOR + 2.75%	October 31, 2017
Broad Creek Shopping Center
Note 1	4,553	4,600	LIBOR + 3.00%	November 29, 2014
Note 2(5)	8,360	8,293	LIBOR + 2.75%	December 7, 2016
Note 3(5)	3,500	3,444	LIBOR + 2.75%	December 7, 2016
North Point Center
Note 1	10,478	10,627	6.450%	February 5, 2019
Note 2	2,910	2,983	7.250%	September 15, 2025
Note 3(6)	9,356	10,107	LIBOR + 2.85%	May 31, 2015
Note 4	1,053	1,075	5.590%	December 1, 2014
Note 5(7)	724	742	LIBOR + 2.00%	February 1, 2017
Hanbury Village
Note 1	21,666	21,700	6.670%	October 11, 2017
Note 2	4,332	4,376	LIBOR + 2.75%	February 28, 2015
Gainsborough Square	9,771	9,890	LIBOR + 3.00%	December 28, 2013
Parkway Marketplace	5,747	3,966	4.250%	October 1, 2018
Harrisonburg Regal	4,015	4,177	6.060%	June 8, 2017
Courthouse 7-Eleven
Note 1	1,505	1,472	LIBOR + 3.00%	August 19, 2016
Note 2	1,739	1,739	LIBOR + 3.00%	August 19, 2013
Tyre Neck Harris Teeter	2,650	1,983	LIBOR + 2.75%	June 10, 2014
The Cosmopolitan	48,291	48,839	3.750%	July 1, 2051
Main Street Land(2)	2,208	2,333	LIBOR + 2.50%	January 5, 2013

	$334,438	$338,919

Participating Note
Oyster Point Participation Loan(8)	$643	$643

Indebtedness	$335,081	$339,562

ARMADA HOFFLER PROPERTIES, INC. PREDECESSOR

Notes To Combined Financial Statements

(1)	Monthly payments are fixed at $101,626.

(2)	Interest rate has a floor of 4.00%.

(3)	Armada Hoffler entered into a pay fixed swap at a rate of 5.66%.

(4)	Cross collateralized.

(5)	Cross collateralized.

(6)	Armada Hoffler entered into a LIBOR interest rate cap at a rate of 1.09%.

(7)	Armada Hoffler entered into an interest rate swap lock at a rate of 3.57%.

(8)	Entered into on January 4, 1996 with no stated maturity in the amount of $1.6 million. Interest accrues at a rate of the greater of 10% or fifty percent of the cash flow of the operating real estate.

Armada Hoffler’s indebtedness comprised the following fixed-rate, variable-rate and participating notes as of December 31, 2012 and 2011 (in thousands):

	December 31,
	2012	2011
Fixed-rate secured debt	$188,129	$204,667
Variable-rate secured debt	146,309	134,252
Participating note	643	643

Indebtedness	$335,081	$339,562

Certain loans require Armada Hoffler to comply with various financial and other covenants, including the maintenance of minimum debt coverage ratios. As of December 31, 2012 and 2011, Armada Hoffler was in compliance with all loan covenants except for a financial covenant default on the Two Columbus loan, which the lender has waived until December 31, 2013.

Scheduled principal repayments and term-loan maturities during each of the next five years and thereafter are as follows (in thousands):

Year	Scheduled Principal Payments	Term-Loan Maturities	Total Payments
2013	$6,266	$63,128	$69,394
2014	5,451	72,495	77,946
2015	3,244	38,781	42,025
2016	2,478	41,956	44,434
2017	6,469	32,194	38,663
Thereafter	46,551	15,425	61,976

Total	$70,459	$263,979	$334,438

As of December 31, 2012 and 2011, Armada Hoffler had a $3.0 million revolving working capital line of credit secured by accounts receivable on certain construction contracts. Interest is due monthly at prime and the line expires on May 31, 2013. There was no outstanding balance on the working capital line of credit as of December 31, 2012 or 2011.

On June 10, 2011, Armada Hoffler closed on a $2.7 million construction loan to fund the Tyre Neck Harris Teeter project. The construction loan bears interest at LIBOR plus 2.75% and matures on June 10, 2014.

ARMADA HOFFLER PROPERTIES, INC. PREDECESSOR

Notes To Combined Financial Statements

On June 28, 2011, Armada Hoffler refinanced the existing loan on The Cosmopolitan with a new $49.0 million loan that bears interest at 3.75% and matures on July 1, 2051. Armada Hoffler accounted for this refinancing as a debt extinguishment and recognized a $3.4 million loss consisting of a $2.3 million prepayment penalty and the write-off of $1.1 million of unamortized debt issuance costs.

On August 18, 2011, Armada Hoffler modified the Commerce Street Retail loan to increase the loan commitment to $6.8 million. The modified loan bears interest at LIBOR plus 3.00% and matures on August 18, 2014.

On November 29, 2011, Armada Hoffler refinanced the existing Broad Creek Shopping Center Note 1 with a new $4.6 million loan that bears interest at LIBOR plus 3.00% and matures on November 29, 2014.

On November 29, 2011, Armada Hoffler modified the Hanbury Village Note 2 to increase the loan amount to $4.4 million, lower the interest rate to LIBOR plus 2.75% and extend the term to February 28, 2015.

On February 13, 2012, Armada Hoffler modified the North Point Center Note 5 to lower the interest rate to LIBOR plus 2.00% and extend the term to February 1, 2017. In conjunction with this note, Armada Hoffler entered into an interest rate swap lock at a rate of 3.57%.

On May 7, 2012, Armada Hoffler refinanced the existing Studio 56 Retail loan with a new $2.9 million loan that bears interest at 3.75% and matures on May 7, 2015.

On May 31, 2012, Armada Hoffler refinanced the existing North Point Note 3 with a new $9.5 million loan that bears interest at LIBOR plus 2.85% and matures on May 31, 2015. In conjunction with this note, Armada Hoffler entered into a LIBOR interest rate cap of 1.09%.

On September 27, 2012, Armada Hoffler refinanced the existing Parkway Marketplace loan with a new $5.8 million loan that bears interest at 4.25% and matures on October 1, 2018.

On October 31, 2012, Armada Hoffler modified the Dick’s at Town Center loan to extend the term to October 31, 2017.

On December 7, 2012, Armada Hoffler refinanced the existing Broad Creek Note 2 with a new $11.1 million loan that bears interest at LIBOR plus 2.75% and matures on December 7, 2016. As of December 31, 2012 only $8.4 million was outstanding under the new Broad Creek Note 2.

On December 7, 2012, Armada Hoffler refinanced the existing Broad Creek Note 3 with a new $3.5 million loan that bears interest at LIBOR plus 2.75% and matures on December 7, 2016.

Subsequent to December 31, 2012:

On January 3, 2013, Armada Hoffler modified the Main Street Land loan to extend the term to April 3, 2013.

On January 16, 2013, Armada Hoffler modified the Virginia Natural Gas loan to lower the interest rate floor to 3.00%.

On February 19, 2013, Armada Hoffler modified the Gainsborough Square loan to extend the term to January 28, 2014.

10.	DERIVATIVE FINANCIAL INSTRUMENTS

Armada Hoffler may enter into interest rate derivatives to manage exposure to interest rate risks. Armada Hoffler does not use derivative financial instruments for trading or speculative purposes and has not designated any of its derivatives as hedges for accounting purposes.

ARMADA HOFFLER PROPERTIES, INC. PREDECESSOR

Notes To Combined Financial Statements

Armada Hoffler’s derivatives comprised the following as of December 31, 2012 and 2011 (in thousands):

	December 31,
	2012			2011
	Notional Amount	Fair Value		Notional Amount	Fair Value
		Gain	Loss		Gain	Loss
Pay fixed interest rate swaps	$11,721	$—	$(239)	$23,361	$—	$(684)
Interest rate cap	9,356	9	—	—	—	—

Total	$21,077	$9	$(239)	$23,361	$—	$(684)

	Gain (Loss) Year Ended December 31,
	2012	2011	2010
Pay fixed interest rate swaps	$445	$436	$(23)
Interest rate cap	(37)	—	—

Other income (expense)	$408	$436	$(23)

11.	EMPLOYEE BENEFIT PLANS

Armada Hoffler has a deferred compensation plan for certain key employees pursuant to which Armada Hoffler has purchased whole life insurance policies. Armada Hoffler has agreed to fund these policies for all such covered employees who must fulfill an employment obligation based on years of service in order to become vested in the plan. As of December 31, 2012 and 2011, Armada Hoffler’s deferred compensation liability was $1.2 million and $1.0 million, respectively. The cash surrender value of life insurance policies was $1.2 million and $1.0 million as of December 31, 2012 and 2011, respectively.

Armada Hoffler has a defined contribution 401(k) plan covering almost all employees. Under the 401(k) plan, participants may make voluntary contributions up to the maximum allowed by law. Armada Hoffler may make discretionary matching contributions based on a percentage of the employees’ contributions. Discretionary matching contributions were not significant for any of the three years ended December 31, 2012.

12.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value measurements are based on assumptions that market participants would use in pricing an asset or a liability. The hierarchy for inputs used in measuring fair value is as follows:

Level 1 Inputs—quoted prices in active markets for identical assets or liabilities

Level 2 Inputs—observable inputs other than quoted prices in active markets for identical assets and liabilities

Level 3 Inputs—unobservable inputs

Except as disclosed below, the carrying amounts of Armada Hoffler’s financial instruments approximate their fair value. Financial assets and liabilities whose fair values are measured on a recurring basis using Level 2 inputs, consist of interest rate swaps, interest rate caps, the cash surrender value of life insurance and the deferred compensation liability. Armada Hoffler measures the fair values of these liabilities based on prices provided by independent market participants that are based on observable inputs using market-based valuation techniques.

ARMADA HOFFLER PROPERTIES, INC. PREDECESSOR

Notes To Combined Financial Statements

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. For disclosure purposes, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

The fair value of Armada Hoffler’s secured debt is sensitive to fluctuations in interest rates. Discounted cash flow analysis based on Level 2 inputs is generally used to estimate the fair value of Armada Hoffler’s secured debt.

Considerable judgment is used to estimate the fair value of financial instruments. The estimates of fair value presented herein are not necessarily indicative of the amounts that could be realized upon disposition of the financial instruments.

The carrying amounts and fair values of our financial instruments, all of which are based on Level 2 inputs, as of December 31, 2012 and 2011, were as follows (in thousands):

	December 31,
	2012		2011
	Carrying Value	Fair Value	Carrying Value	Fair Value
Secured debt	$334,438	$339,623	$338,919	$349,050
Participating note	643	643	643	643
Interest rate swap liabilities	239	239	684	684
Interest rate cap asset	9	9	—	—
Cash surrender value of life insurance	1,196	1,196	1,017	1,017
Deferred compensation liability	1,249	1,249	1,066	1,066

13.	OTHER ASSETS

Other assets comprised the following as of December 31, 2012 and 2011 (in thousands):

	December 31,
	2012	2011

Deferred leasing costs, net	$8,004	$8,562
Lease incentives, net	5,763	6,043
Debt issuance costs, net	1,951	1,635
Offering costs	3,294	—
Cash surrender value of life insurance	1,196	1,017
Prepaid assets and other receivables	1,356	1,851

Other assets	$21,564	$19,108

Offering costs represent specific incremental costs directly attributable to the IPO. If the IPO is aborted, these and any future deferred IPO costs will be expensed by Armada Hoffler.

14.	INVESTMENTS IN REAL ESTATE JOINT VENTURES

As of December 31, 2012 and 2011, Armada Hoffler held indirect non-controlling investments in real estate joint ventures that own the following properties:

Property	Type	Location	Ownership %
Bermuda Crossroads	Retail	Chester, VA	50.0%
Smith’s Landing	Multifamily	Blacksburg, VA	40.0%

ARMADA HOFFLER PROPERTIES, INC. PREDECESSOR

Notes To Combined Financial Statements

Armada Hoffler’s indirect ownership interests in both Bermuda Crossroads and Smith’s Landing do not provide control over these entities. However, they do provide significant influence. As a result, Armada Hoffler accounts for these investments under the equity method of accounting.

As of December 31, 2012 and 2011, the carrying amount of Armada Hoffler’s investment in Bermuda Crossroads was not significant. Income from Bermuda Crossroads for the year ended December 31, 2012 was not significant. Income from Bermuda Crossroads for the year ended December 31, 2011 was $0.2 million. Income from Bermuda Crossroads represents distributions received in excess of the carrying amount of Armada Hoffler’s investment.

Liabilities for cumulative distributions in excess of cumulative investments in and earnings from equity method investees are only recognized to the extent that Armada Hoffler has guaranteed obligations of the investee. Armada Hoffler has guaranteed certain obligations of Smith’s Landing and, as a result, the carrying amount of Armada Hoffler’s investment in Smith’s Landing was $(0.7) million and $(0.6) million as of December 31, 2012 and 2011, respectively. These amounts are presented within other liabilities in the combined balance sheets. Equity in the earnings (losses) of Smith’s Landing for the years ended December 31, 2012, 2011 and 2010 were $0.2 million, $0.1 million and $(0.1) million, respectively.

15.	OTHER LIABILITIES

Other liabilities comprised the following as of (in thousands):

	December 31,
	2012	2011
Deferred ground lease rent payable	$6,111	$5,773
Deferred compensation	1,249	1,066
Interest rate swap liability	239	684
Other installment notes	496	575
Security deposits	469	468
Prepaid rent and other	1,829	1,296

Other liabilities	$10,393	$9,862

16.	RELATED PARTY TRANSACTIONS

Armada Hoffler provides general contracting and real estate services to certain affiliated entities that are not included in these combined financial statements.

Revenue from construction contracts with affiliated entities of Armada Hoffler was $17.4 million, $0 million and $7.9 million for the years ended December 31, 2012, 2011 and 2010, respectively. Fees from such contracts were $1.2 million, $0 million and $0.4 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Real estate services fees from affiliated entities of Armada Hoffler were not significant for any of the three years ended December 31, 2012. In addition, affiliated entities also reimburse Armada Hoffler for monthly maintenance and facilities management services provided to the properties. Fees earned by Armada Hoffler from affiliated entities were not significant for any of the three years ended December 31, 2012.

Certain owners of Armada Hoffler, including Mr. Hoffler, have guaranteed approximately $154.8 million and $134.3 million of Armada Hoffler’s indebtedness as of December 31, 2012 and 2011, respectively.

ARMADA HOFFLER PROPERTIES, INC. PREDECESSOR

Notes To Combined Financial Statements

Capital contributions from the owners of Armada Hoffler, including Mr. Hoffler, to Armada Hoffler are presented as contributions in the combined statements of equity. Distributions of Armada Hoffler’s earnings to the owners of Armada Hoffler are presented as distributions in the combined statements of equity. Distributions payable to the owners of Armada Hoffler of $0.5 million and $0.8 million are presented within due to affiliates in the combined balance sheets as of December 31, 2012 and 2011, respectively.

An affiliated entity of Armada Hoffler supplies letters of credit on behalf of AH Construction.

17.	COMMITMENTS AND CONTINGENCIES

Legal Proceedings

Armada Hoffler is from time to time involved in various disputes, lawsuits, warranty claims, environmental and other matters arising in the ordinary course of its business. Management makes assumptions and estimates concerning the likelihood and amount of any potential loss relating to these matters.

Armada Hoffler currently is a party to various legal proceedings none of which management expects will have a material adverse effect on Armada Hoffler’s financial position, results of operations or liquidity. Armada Hoffler accrues a liability for litigation if an unfavorable outcome is determined by management to be probable and the amount of loss can be reasonably estimated. If an unfavorable outcome is determined by management to be probable and a range of loss can be reasonably estimated, Armada Hoffler accrues the best estimate within the range; however, if no amount within the range is a better estimate than any other, the minimum amount within the range is accrued. Legal fees related to litigation are expensed as incurred. Armada Hoffler does not believe that the ultimate outcome of these matters, either individually or in the aggregate, could have a material adverse effect on its financial position or results of operations; however, litigation is subject to inherent uncertainties.

Under Armada Hoffler’s leases, tenants are typically obligated to indemnify Armada Hoffler from and against all liabilities, costs and expenses imposed upon or asserted against it as owner of the properties due to certain matters relating to the operation of the properties by the tenant.

Commitments

AH Construction has obtained a bonding line of credit and is contingently liable under performance and payment bonds, bonds for cancellation of mechanics liens and defect bonds. Such bonds aggregated approximately $34.0 million and $17.0 million as of December 31, 2012 and 2011, respectively.

Armada Hoffler has three ground leases on two properties with initial terms that range from twenty to fifty years and options to extend up to an additional 40 years in certain cases. Armada Hoffler also leases automobiles and equipment.

Future minimum rental payments during each of the next five years and thereafter are as follows (in thousands):

2013	$1,394
2014	1,413
2015	1,344
2016	1,299
2017	1,318
Thereafter	50,068

Total	$56,836

Ground rent expense for the years ended December 31, 2012, 2011 and 2010 was $1.5 million, $1.3 million and $1.3 million, respectively.

ARMADA HOFFLER PROPERTIES, INC. PREDECESSOR

Notes To Combined Financial Statements

Concentrations of Credit Risk

The majority of Armada Hoffler’s income producing properties are located in Hampton Roads, VA, which exposes Armada Hoffler to greater economic risks than if it owned a more geographically diverse real estate portfolio. During the years ended December 31, 2012, 2011 and 2010, rental income from Hampton Roads properties represented approximately 75%, 76% and 81% of Armada Hoffler’s rental income, respectively.

A single tenant represents more than 10% of rental income for each of the three years ended December 31, 2012. Williams Mullen, a prominent Mid-Atlantic law firm, leases office space at both Richmond Tower and Armada Hoffler Tower. Base rental income from Williams Mullen represented approximately 17%, 17% and 12% of Armada Hoffler’s rental income during the years ended December 31, 2012, 2011 and 2010, respectively.

As of December 31, 2012 and 2011, Armada Hoffler Tower, Richmond Tower and The Cosmopolitan each individually represented more than 10% of Armada Hoffler’s total assets.

Construction contracts with two customers represented approximately 37%, 83% and 81% of Armada Hoffler’s general contracting and real estate services income for the years ended December 31, 2012, 2011 and 2010, respectively. These same two customers also collectively accounted for approximately 18% and 65% of construction receivables as of December 31, 2012 and 2011, respectively.

18.	SEGMENTS

Segment information is prepared on the same basis that Armada Hoffler’s management reviews information for operational decision making purposes. Management evaluates the performance of each of Armada Hoffler’s properties individually and aggregates such properties into segments based on their economic characteristics and classes of tenants. Armada Hoffler operates in four business segments (i) office real estate, (ii) retail real estate, (iii) multifamily residential real estate and (iv) general contracting and real estate services. Armada Hoffler’s office properties provide office space for various types of businesses and professions. Armada Hoffler’s retail properties are a diverse mix of (i) retail shopping centers typically anchored by large, nationally recognized tenants, (ii) retail centers located in the Virginia Beach Town Center and (iii) single-tenant properties. Armada Hoffler’s multifamily residential property provides rental housing for families in Virginia Beach, VA. Armada Hoffler’s general contracting and real estate services business develops and builds properties for its own account and also provides construction and development services to related parties and third-party clients.

Net operating income (segment revenues minus segment expenses) is the measure used by Armada Hoffler’s chief operating decision-maker to assess segment performance. Net operating income is not a measure of operating income or cash flows from operating activities as measured by GAAP and is not indicative of cash available to fund cash needs. As a result, net operating income should not be considered an alternative to cash flows as a measure of liquidity. Not all companies calculate net operating income in the same manner. Armada Hoffler considers net operating income to be an appropriate supplemental measure to net income because it assists both investors and management in understanding the core operations of Armada Hoffler’s real estate and construction businesses.

ARMADA HOFFLER PROPERTIES, INC. PREDECESSOR

Notes To Combined Financial Statements

Net operating income of Armada Hoffler’s reportable segments for the three years ended December 31, 2012 was as follows (in thousands):

	Year Ended December 31,
	2012	2011	2010
Office real estate
Rental income	$25,815	$24,680	$20,501
Property expenses	(7,668)	(8,001)	(6,826)

Segment net operating income	18,147	16,679	13,675

Retail real estate
Rental income	21,164	20,105	20,335
Property expenses	(6,629)	(5,779)	(6,012)

Segment net operating income	14,535	14,326	14,323

Multifamily residential real estate
Rental income	7,457	7,793	7,011
Property expenses	(3,176)	(3,498)	(3,283)

Segment net operating income	4,281	4,295	3,728

General contracting and real estate services
Segment revenues	54,046	77,602	87,279
Segment expenses	(50,103)	(72,138)	(82,127)

Segment net operating income	3,943	5,464	5,152

Other	(74)	(71)	(76)

Net operating income	$40,832	$40,693	$36,802

The following table reconciles net operating income to net income for the three years ended December 31, 2012 (in thousands):

	Year Ended December 31,
	2012	2011	2010

Net operating income	$40,832	$40,693	$36,802
Depreciation and amortization	(12,909)	(12,994)	(12,158)
General and administrative expenses	(3,232)	(3,728)	(2,523)
Interest expense	(16,561)	(18,134)	(18,208)
Loss on extinguishment of debt	—	(3,448)	—
Other income	777	258	168
Results from discontinued operations	(10)	(381)	(337)

Net income	$8,897	$2,266	$3,744

General and administrative expenses represent costs not directly associated with the operation and management of Armada Hoffler’s real estate properties. General and administrative expenses include office personnel salaries and benefits, bank fees, accounting fees and other office expenses.

ARMADA HOFFLER PROPERTIES, INC. PREDECESSOR

Notes To Combined Financial Statements

Rental income of Armada Hoffler’s reportable segments for the three years ended December 31, 2012 comprised the following (in thousands):

	Year Ended December 31,
	2012	2011	2010
Minimum rents
Office	$24,101	$23,324	$19,014
Retail	17,753	16,930	17,065
Multifamily	6,259	6,662	6,217
Percentage rents
Office	109	107	108
Retail	121	129	110
Multifamily	103	161	91
Other
Office	1,605	1,249	1,379
Retail	3,290	3,046	3,160
Multifamily	1,095	970	703

Rental income	$54,436	$52,578	$47,847

Property expenses of Armada Hoffler’s reportable segments for the three years ended December 31, 2012 comprised the following (in thousands):

	Year Ended December 31,
	2012	2011	2010
Rental expenses
Office	$5,499	$5,849	$5,051
Retail	4,791	3,940	4,157
Multifamily	2,383	2,771	2,513
Other	9	8	13

Total	$12,682	$12,568	$11,734

Real estate taxes
Office	$2,169	$2,152	$1,775
Retail	1,838	1,839	1,855
Multifamily	793	727	770
Other	65	63	63

Total	$4,865	$4,781	$4,463

Property expenses	$17,547	$17,349	$16,197

Rental expenses represent costs directly associated with the operation and management of Armada Hoffler’s real estate properties. Rental expenses include asset management fees, property management fees, repairs and maintenance, insurance and utilities.

19.	SUBSEQUENT EVENTS

In January 2013 Armada Hoffler began construction on the Main Street Office Tower and Main Street Apartments. Armada Hoffler expects to complete construction in July 2014.

As disclosed in Note 8, Armada Hoffler modified three existing loan agreements subsequent to December 31, 2012.

ARMADA HOFFLER PROPERTIES, INC. PREDECESSOR

SCHEDULE III—Combined Real Estate Owned And Accumulated Depreciation

December 31, 2012

	(In thousands)
	Encumbrances as of December 31, 2012	Initial Cost		Land Improvements	Cost Capitalized Subsequent to Acquisition	Gross Carrying Amount as of December 31, 2012				Accumulated Depreciation as of December 31, 2012	Year Built		Life on which depreciation in latest income statement is computed
		Land	Building and Improvements			Land	Building and Improvements	Held for Development	Total(1)
Office
Armada Hoffler Tower	$39,240	$1,976	$—	$—	$51,715	$1,976	$51,715	$—	$53,691	$20,190	2002		39 years
Richmond Tower	47,023	3,038	—	—	45,159	3,038	45,159	—	48,197	3,922	2010		39 years
One Columbus	14,095	960	10,269	—	5,955	960	16,224	—	17,184	7,321	1984	(2)	39 years
Two Columbus	18,854	53	—	—	17,504	53	17,504	—	17,557	2,632	2009		39 years
Oyster Point	6,648	57	—	614	10,473	671	10,473	—	11,144	8,090	1989		39 years
Virginia Natural Gas	5,524	590	—	—	4,579	590	4,579	—	5,169	405	2010		39 years
Sentara Williamsburg	10,997	1,371	—		10,324	1,371	10,324	—	11,695	2,228	2008		39 years

Total Office	$142,381	$8,045	$10,269	$614	$145,709	$8,659	$155,978	$—	$164,637	$44,788

Retail
249 Central Park Retail	16,086	713	—	—	12,806	713	12,806	—	13,519	5,280	2004		39 years
South Retail	7,097	190	—	—	6,448	190	6,448	—	6,638	2,690	2002		39 years
Studio 56 Retail	2,760	76	—	—	2,295	76	2,295	—	2,371	365	2007		39 years
Commerce Street Retail	6,800	118	—	—	3,136	118	3,136	—	3,254	480	2008		39 years
Fountain Plaza Retail	8,043	425	—	—	6,883	425	6,883	—	7,308	2,026	2004		39 years
Dick's at Town Center	8,413	67	—	—	8,942	67	8,942	—	9,009	2,202	2002		39 years
Broad Creek Shopping Center	16,413	—	—	4,005	11,516	4,005	11,516	—	15,521	6,255	1997-2001		39 years
North Point Center	24,521	1,937	—	3,272	20,616	5,209	20,616	—	25,825	8,561	1998		39 years
Hanbury Village	25,998	3,793	—	—	17,995	3,793	17,995	—	21,788	3,544	2009		39 years
Gainsborough Square	9,771	2,229	—	13	6,671	2,242	6,671	—	8,913	2,296	1999		39 years
Parkway Marketplace	5,747	1,150	—	336	3,140	1,486	3,140	—	4,626	1,297	1998		39 years
Harrisonburg Regal	4,015	1,554	—	—	4,149	1,554	4,149	—	5,703	1,447	1999		39 years
Courthouse 7-Eleven	3,244	1,393	—	—	1,043	1,393	1,043	—	2,436	29	2011		39 years
Tyre Neck Harris Teeter	2,650	—	—	3,303	—	3,303	—	—	3,303	111	2011		39 years

Total Retail	$141,558	$13,645	$—	$10,929	$105,640	$24,574	$105,640	$—	$130,214	$36,583

Mutifamily
The Cosmopolitan	$48,291	$985	$—	$—	$54,978	$985	$54,978	$—	$55,963	$11,083	2006		39 years

Total Multifamily	$48,291	$985	$—	$—	$54,978	$985	$54,978	$—	$55,963	$11,083

Income producing property	$332,230	$22,675	$10,269	$11,543	$306,327	$34,218	$316,596	$—	$350,814	$92,454

ARMADA HOFFLER PROPERTIES, INC. PREDECESSOR

SCHEDULE III—Combined Real Estate Owned And Accumulated Depreciation

December 31, 2012 (continued)

	(In thousands)
	Encumbrances as of December 31, 2012	Initial Cost		Land Improvements	Cost Capitalized Subsequent to Acquisition	Gross Carrying Amount as of December 31, 2012				Accumulated Depreciation as of December 31, 2012	Year Built	Life on which depreciation in latest income statement is computed
		Land	Building and Improvements			Land	Building and Improvements	Held for Development	Total(1)
Held for development
Main Street Land	$2,208	$1,836	$—	$—	$—	$1,836	$—	$—	$1,836	$—	N/A
Main Street Office Tower	—	—	—	—	750	—	—	750	750	—	N/A
Main Street Apartments	—	—	—	—	277	—	—	277	277	—	N/A
Jackson Street Apartments	—	—	—	—	218	—	—	218	218	—	N/A
Sandbridge Commons	—	—	—	—	266	—	—	266	266	—	N/A
Brooks Crossing	—	—	—	—	476	—	—	476	476	—	N/A
Greentree Shopping Center	—	—	—	—	103	—	—	103	103	—	N/A

Total Held for Development	$2,208	$1,836	$—	$—	$2,090	$1,836	$—	$2,090	$3,926	$—

Total	$334,438	$24,511	$10,269	$11,551	$308,409	$36,062	$316,588	$2,090	$354,740	$92,454

(1)	As of December 31, 2012, total land, buildings and improvements were carried at $223.7 million for federal income tax purposes.
(2)	One Columbus was acquired in 2000.

	Real Estate Investments December 31,		Accumulated Depreciation December 31,
	2012	2011	2012	2011
Balance at beginning of the year	$349,933	$343,627	$80,923	$69,532
Construction costs and tenant improvements	4,972	7,377
Depreciation expense			11,601	11,708
Disposals	(70)	(871)	(70)	(317)
Government development grants	(105)	(200)

Balance at end of the year	$354,740	$349,933	$92,454	$80,923

Report of Independent Auditors

To the Stockholder

Armada Hoffler Properties, Inc.

We have audited the accompanying Statements of Revenues and Certain Operating Expenses (“Statements”) of Bermuda Shopping Center, L.L.C. (the “Company”) for each of the three years in the period ended December 31, 2012, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the Statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the Statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the Statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the Statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Statements referred to above present fairly, in all material respects, the revenues and certain operating expenses described in Note 2 of Bermuda Shopping Center, L.L.C. for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Basis of Accounting

As described in Note 2 to the financial statements, the Statements have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form S-11 of Armada Hoffler Properties, Inc., and are not intended to be a complete presentation of the Company’s revenue and expenses. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

Richmond, Virginia

March 25, 2013

Bermuda Shopping Center, L.L.C.

Statements of Revenues and Certain Operating Expenses

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Revenue
Rental income	$1,438,896	$1,512,964	$1,543,494
Other property income	235,310	258,604	298,589

Total revenue	1,674,206	1,771,568	1,842,082
Certain operating expenses
Rental operating	64,794	69,889	106,712
Utilities	41,757	35,311	33,857
Repairs and maintenance	27,811	36,336	24,489
Insurance	24,465	23,156	22,763
Real estate taxes	168,647	151,625	151,988
Management fees	71,433	73,496	73,473

Total Expenses	398,907	389,813	389,813

Revenues in excess of certain expenses	$1,275,299	$1,381,755	$1,381,755

See accompanying notes.

Bermuda Shopping Center, L.L.C.

Notes to Statements of Revenues and Certain Operating Expenses

December 31, 2012

1.	Organization and Description of Business

Bermuda Shopping Center, L.L.C. (the “Company”), a Virginia limited liability company, operates a retail rental property located in Chester, Virginia.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying statements of revenues and certain operating expenses have been prepared on the accrual basis of accounting for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statements are not representative of the actual results of operations for the years ended December 31, 2012, 2011, and 2010 due to the exclusion of the following expenses, which may not be comparable to the proposed future operations of the Company:

¡	Depreciation and amortization

¡	Interest expense

¡	Interest income

Revenue Recognition

The Company leases its properties under operating leases and recognizes base rental income when earned on a straight-line basis over the lease term. The Company begins recognizing rental income when the tenant has the right to take possession of or controls the physical use of the property under lease. The Company recognizes contingent rental income e.g., percentage rents based on tenant sales) when the changes in the factors on which the continent lease payments are based actually occur. The Company recognizes lease incentives as reductions in rental income on a straight-line basis over the lease term. Reimbursement income for real estate taxes, operating expenses and common area maintenance costs is recognized on an accrual basis over the periods in which the expenses were incurred. Lease termination fees are recognized upon termination or evenly over any remaining lease term.

3.	Minimum Future Lease Rentals

At December 31, 2012, the following future minimum rentals on the non-cancelable tenant leases are as follows:

2013	$1,228,983
2014	1,092,319
2015	1,033,511
2016	974,705
2017	906,993
Thereafter	2,875,142

Total	$8,111,653

4.	Certain Operating Expenses

Certain operating expenses include only those costs expected to be comparable to the proposed future operations of the Company. Repairs and maintenance expense are charged to operations as incurred. Costs such as depreciation, amortization and interest expense are excluded from the statements of revenues and certain operating expenses.

Bermuda Shopping Center, L.L.C.

Notes to Statements of Revenues and Certain Operating Expenses

December 31, 2012

5.	Related Party Transactions

The Company is managed by the property management business of Compson Management, which is also a part owner of the property. In accordance with the Operating Agreement of the property, Compson Management receives a management fee of three percent (3%) of the rents collected and an asset management fee of $500 per month. These fees are expensed by the property as incurred. Compson Management is also entitled to be reimbursed by the property for maintenance and facilities management services as they are incurred.

The Compson Management fees incurred are as follows (In thousands):

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Property management fees	$41	$44	$44
Asset management fees	6	6	6
Maintenance reimbursements	24	23	23

Total	$71	$73	$73

6.	Concentration of Credit Risk

For the year ended December 31, 2012, two tenants accounted for approximately 45% of total rental revenue, respectively. No other individual tenant represented more than 10% of total revenue for the same corresponding periods.

7.	Commitments and Contingencies

The Company is not subject to any material litigation nor to management’s knowledge is any material litigation currently threatened against the Company other than routine litigation, claims and administrative proceedings arising in the ordinary course of business. Management believes that such routine litigation, claims and administrative proceedings will not have a material adverse impact on the Company’s financial position or results of operations.

8.	Subsequent Events

The Company evaluated subsequent events for potential recognition and/or disclosure in the financial statements through March 25, 2013, the date the statements are issued.

Report of Independent Auditors

To the Stockholder

Armada Hoffler Properties, Inc.

We have audited the accompanying Statements of Revenues and Certain Operating Expenses (“Statements”) of BSE/AH Blacksburg Apartments, L.L.C. (the “Company”) for each of the three years in the period ended December 31, 2012, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the Statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the Statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the Statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the Statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Statements referred to above present fairly, in all material respects, the revenues and certain operating expenses described in Note 2 of BSE/AH Blacksburg Apartments, L.L.C. for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Basis of Accounting

As described in Note 2 to the financial statements, the Statements have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form S-11 of Armada Hoffler Properties, Inc., and are not intended to be a complete presentation of the Company’s revenue and expenses. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

Richmond, Virginia

March 25, 2013

BSE/AH Blacksburg Apartments, L.L.C.

Statements of Revenues and Certain Operating Expenses

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Revenue
Rental income	$3,427,027	$3,249,273	$2,955,891
Other property income	425,355	429,758	348,250

Total revenue	3,852,382	3,679,031	3,304,141
Certain operating expenses
Rental operating	698,335	758,933	800,861
Utilities	148,932	133,818	157,852
Repairs and maintenance	28,053	31,465	33,764
Insurance	71,577	68,379	67,301
Real estate taxes	221,685	197,410	183,492
Management fees	144,027	137,213	123,431
Land rent expense	138,934	138,934	138,934

Total Expenses	1,451,543	1,466,152	1,505,635

Revenues in excess of certain expenses	$2,400,839	$2,212,879	$1,798,506

See accompanying notes.

BSE/AH Blacksburg Apartments, L.L.C.

Notes to Statements of Revenues and Certain Operating Expenses

December 31, 2012

1.	Organization and Description of Business

BSE/AH Blacksburg Apartments, L.L.C. (the “Company” or “Smith’s Landing”), a Virginia limited liability company, formed on December 22, 2006, operates a 288 unit multifamily residential rental property located in Blacksburg, Virginia.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying statements of revenues and certain operating expenses have been prepared on the accrual basis of accounting for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statements are not representative of the actual results of operations for the years ended December 31, 2012, 2011, and 2010 due to the exclusion of the following expenses, which may not be comparable to the proposed future operations of the Company:

¡	Depreciation and amortization

¡	Interest expense

¡	Interest income

Revenue Recognition

The Company’s rental revenue is obtained from tenants through rental payments as provided for under non-cancelable apartment rental contracts. Rental revenues attributable to leases is recorded when due from residents and is recognized monthly as it is earned, which approximates the straight-line basis. Leases entered into between a resident and the Company for the rental of an apartment unit is generally year-to-year, renewable upon consent of both parties on an annual or monthly basis. The Company also recognizes other income earned from utility services provided to tenants and also charges various fees for administrative services provided. Income earned from these services is recognized as other property income.

Repairs and Maintenance

Significant improvements, renovations or betterments that extend the economic useful life of the assets are capitalized. Expenditures for repairs and maintenance are expensed as incurred.

3.	Ground Lease Rent Expense

In April 2007, the Company leased certain property for the development of the aforementioned 288 unit property that is currently in operation. The property was constructed in two phases and the term of the lease is based upon a period of 40 years upon completion of phase two of the project which occurred in January 2009. The Company pays rent based upon a fixed amount per unit with annual increases of 2%. The Company must also pay additional contingent rent amounts based upon a predetermined formula of excess cash from operations. In accordance with U.S. generally accepted accounting principles, the Company recognizes rent on a straight-line basis over the lease term. At December 31, 2012, the following future minimum rentals on the non-cancelable ground leases are as follows:

2013	$103,383
2014	105,450
2015	107,559
2016	109,711
2017	111,905
Thereafter	4,941,802

Total	$5,479,810

BSE/AH Blacksburg Apartments, L.L.C.

Notes to Statements of Revenues and Certain Operating Expenses

December 31, 2012

4.	Related Party Transactions

The Company is managed by the property management business Drucker and Falk Management, In accordance with the Operating Agreement of the property Drucker and Falk Management receives a management fee of 3.75% of the rents collected. These fees are expensed by the property as incurred. Drucker and Falk Management is also entitled to be reimbursed by the property for maintenance and facilities management services as they are incurred. Management fees incurred for the years ended December 31, 2012, 2011 and 2010 were $144,027, $137,213 and $123,431, respectively.

5.	Commitments and Contingencies

The Company is not subject to any material litigation nor to management’s knowledge is any material litigation currently threatened against the Company other than routine litigation, claims and administrative proceedings arising in the ordinary course of business. Management believes that such routine litigation, claims and administrative proceedings will not have a material adverse impact on the Company’s financial position or results of operations.

6.	Subsequent Events

The Company evaluated subsequent events for potential recognition and/or disclosure in the financial statements through March 25, 2013, the date the statements are issued.

Until                     , 2013 (25 days after the date of this prospectus), all dealers that effect transactions in shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

             Shares

Armada Hoffler Properties, Inc.

Common Stock

PROSPECTUS

Baird

                    , 2013

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

SEC Registration Fee		$27,451
NYSE Listing Fee		*
FINRA Filing Fee		*
Printing and Engraving Expenses		*
Legal Fees and Expenses (other than Blue Sky)		*
Accounting Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Other Expenses		*

Total	$	*

*	To be furnished by amendment.

Item 32. Sales to Special Parties.

On October 12, 2012, we issued 1,000 shares of our common stock to Louis S. Haddad, our President and Chief Executive Officer, in connection with the initial capitalization of our company for an aggregate purchase price of $1,000. The issuance of such shares was effected in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act and Regulation D thereunder.

Item 33. Recent Sales of Unregistered Securities.

On October 12, 2012, we issued 1,000 shares of our common stock to Louis S. Haddad, our President and Chief Executive Officer, in connection with the initial capitalization of our company for an aggregate purchase price of $1,000. The issuance of such shares was effected in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act and Regulation D thereunder.

In connection with the formation transactions, an aggregate of                  common units with an aggregate value of $         million, based on the midpoint of the price range set forth on the front cover of the prospectus that forms a part of this registration statement, will be issued to certain persons owning interests in the entities that own the properties and other assets comprising our portfolio as consideration in the formation transactions. All such persons had a substantive, pre-existing relationship with us and made irrevocable elections to receive such securities in the formation transactions prior to the filing of this registration statement with the SEC. Prior to the filing of this registration statement, each such person consented to the contribution of their interests in the ownership entities, or sell certain assets, to our operating partnership or its subsidiaries. All of such persons are “accredited investors” as defined under Regulation D of the Securities Act. The issuance of such units will be effected in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act and Regulation D of the Securities Act.

Item 34. Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision which eliminates our directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that: (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; (b) the director or officer actually received an improper personal benefit in money, property or services; or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter authorizes us, to the maximum extent permitted by Maryland law, to obligate ourselves and our bylaws obligate us, to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any of the foregoing capacities and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of our company in any of the capacities described above and any employees or agents of our company or a predecessor of our company.

We intend to enter into indemnification agreements with each of our executive officers and directors whereby we indemnify such executive officers and directors to the fullest extent permitted by Maryland law against all expenses and liabilities, subject to limited exceptions. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director.

Furthermore, our officers and directors are indemnified against specified liabilities by the underwriters, and the underwriters are indemnified against certain liabilities by us, under the underwriting agreement relating to this offering. See “Underwriting.” In addition, our directors and officers are indemnified for specified liabilities and expenses pursuant to the partnership agreement of Armada Hoffler, L.P., the partnership of which we serve as sole general partner.

Insofar as the foregoing provisions permit indemnification of directors, officer or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35. Treatment of Proceeds from Stock Being Registered.

None.

Item 36. Financial Statements and Exhibits.

(A) Financial Statements.  See page F-1 for an Index to Financial Statements and the related notes thereto included in this registration statement.

(B) Exhibits. The attached Exhibit Index is incorporated herein by reference.

Item 37. Undertakings.

(a) The undersigned registrant hereby further undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby further undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or Rule 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that the registrant meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Virginia Beach, Commonwealth of Virginia, on this 25th day of March, 2013.

ARMADA HOFFLER PROPERTIES, INC.

By:	/s/ Louis S. Haddad
Louis S. Haddad Chief Executive Officer and President

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Louis S. Haddad and Michael P. O’Hara, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and any additional related registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended (including post-effective amendments to the registration statement and any such related registration statements), and to file the same, with all exhibits thereto, and any other documents in connection therewith, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Louis S. Haddad Louis S. Haddad	Director, Chief Executive Officer and President (Principal Executive Officer)	March 25, 2013

/s/ Michael P. O’Hara Michael P. O’Hara	Chief Financial Officer (Principal Financial and Accounting Officer)	March 25, 2013

EXHIBIT INDEX

Exhibit	Exhibit Description
1.1*	Form of Underwriting Agreement
3.1*	Form of Articles of Amendment and Restatement of Armada Hoffler Properties, Inc.
3.2*	Form of Amended and Restated Bylaws of Armada Hoffler Properties, Inc.
4.1*	Form of Certificate of Common Stock of Armada Hoffler Properties, Inc.
5.1*	Opinion of Venable LLP regarding the validity of the securities being registered
8.1*	Opinion of Hunton & Williams LLP with respect to tax matters
10.1*	Form of Amended and Restated Agreement of Limited Partnership of Armada Hoffler, L.P.
10.3†*	Armada Hoffler Properties, Inc. 2013 Equity Incentive Plan
10.4†*	Form of Restricted Stock Award Agreement (Time Vesting)
10.5*	Form of Indemnification Agreement between Armada Hoffler Properties, Inc. and its directors and officers
10.6*	Form of Tax Protection Agreement by and among Armada Hoffler Properties, Inc., Armada Hoffler, L.P., and each partner set forth in Schedule I, Schedule II and Schedule III thereto
10.7*	Representation, Warranty and Indemnity Agreement among Armada Hoffler Properties, Inc., Armada Hoffler, L.P. and Daniel A. Hoffler dated , 2013.
10.8†*	Executive Severance Benefit Plan of Armada Hoffler, L.P.
10.9*	Contribution Agreement by and among Armada Hoffler Properties, L.P., Armada Hoffler Properties, Inc., and Daniel A. Hoffler, dated as of February 11, 2013
10.10*	Contribution Agreement by and among Armada Hoffler Properties, L.P., Armada Hoffler Properties, Inc., and A. Russell Kirk, dated as of February 12, 2013
10.11*	Contribution Agreement by and among Armada Hoffler Properties, L.P., Armada Hoffler Properties, Inc., and Louis S. Haddad, dated as of February 11, 2013
10.12*	Contribution Agreement by and among Armada Hoffler Properties, L.P., Armada Hoffler Properties, Inc., and Anthony P. Nero, dated as of February 12, 2013
10.13*	Contribution Agreement by and among Armada Hoffler Properties, L.P., Armada Hoffler Properties, Inc., and Eric E. Apperson, dated as of February 11, 2013
10.14*	Contribution Agreement by and among Armada Hoffler Properties, L.P., Armada Hoffler Properties, Inc., and Michael P. O’Hara, dated as of February 11, 2013
10.15*	Contribution Agreement by and among Armada Hoffler Properties, L.P., Armada Hoffler Properties, Inc., and John C. Davis, dated as of February 11, 2013
10.16*	Contribution Agreement by and among Armada Hoffler Properties, L.P., Armada Hoffler Properties, Inc., and Alan R. Hunt, dated as of February 11, 2013
10.17*	Contribution Agreement by and among Armada Hoffler Properties, L.P., Armada Hoffler Properties, Inc., and Shelly R. Hampton, dated as of February 11, 2013
10.18*	Contribution Agreement by and among Armada Hoffler Properties, L.P., Armada Hoffler Properties, Inc., and William Christopher Harvey, dated as of February 11, 2013
10.19*	Contribution Agreement by and among Armada Hoffler Properties, L.P., Armada Hoffler Properties, Inc., and Eric L. Smith, dated as of February 12, 2013
10.20*	Contribution Agreement by and among Armada Hoffler Properties, L.P., Armada Hoffler Properties, Inc., and John E. Babb, dated as of January 31, 2013
10.21*	Contribution Agreement by and among Armada Hoffler Properties, L.P., Armada Hoffler Properties, Inc., and Rickard E. Burnell, dated as of February 12, 2013
10.22*	Contribution Agreement by and among Armada Hoffler Properties, L.P., Armada Hoffler Properties, Inc., and A/H TWA Associates, L.L.C., dated as of February 11, 2013
10.23*	Contribution Agreement by and among Armada Hoffler Properties, L.P., Armada Hoffler Properties, Inc., and RMJ Kirk Fortune Bay, L.L.C., dated as of February 11, 2013
10.34*	Contribution Agreement by and among Armada Hoffler Properties, L.P., Armada Hoffler Properties, Inc., and Kirk Gainsborough, L.L.C., dated as of February 11, 2013
10.35*	Contribution Agreement by and among Armada Hoffler Properties, L.P., Armada Hoffler Properties, Inc., and Chris A. Sanders, dated as of January 25, 2013

Exhibit	Exhibit Description
10.36*	Contribution Agreement by and among Armada Hoffler Properties, L.P., Armada Hoffler Properties, Inc., and Allen O. Keene, dated as of January 21, 2013
10.37*	Contribution Agreement by and among Armada Hoffler Properties, L.P., Armada Hoffler Properties, Inc., and Bruce G. Ford, dated as of [ ], 2013
10.38*	Contribution Agreement by and among Armada Hoffler Properties, L.P., Armada Hoffler Properties, Inc., and DIAN, LLC, dated as of [ ], 2013
10.39*	Contribution Agreement by and among Armada Hoffler Properties, L.P., Armada Hoffler Properties, Inc., and Compson of Richmond, L.C., Thomas Comparato and Lindsey Smith Comparato, dated as of January 31, 2013
10.40*	Contribution Agreement by and among Armada Hoffler Properties, L.P., Armada Hoffler Properties, Inc., and Bruce Smith Enterprises, LLC and Bruce B. Smith, dated as of January 31, 2013
10.41*	Contribution Agreement by and among Armada Hoffler Properties, L.P., Armada Hoffler Properties, Inc., and JDC1 Real Estate, L.L.C., dated as of [ ], 2013
10.42*	Contribution Agreement by and among Armada Hoffler Properties, L.P., Armada Hoffler Properties, Inc., and Steyn, LLC, dated as of [ ], 2013
10.43*	Contribution Agreement by and among Armada Hoffler Properties, L.P., Armada Hoffler Properties, Inc., and D&F Beach, L.L.C., dated as of [ ], 2013
10.44*	Contribution Agreement by and among Armada Hoffler Properties, L.P., Armada Hoffler Properties, Inc., and DF Smith’s Landing, LLC, dated as of [ ], 2013
10.45*	Contribution Agreement by and among Armada Hoffler Properties, L.P., Armada Hoffler Properties, Inc., and Spratley Family Holdings, L.L.C., dated as of [ ], 2013
10.46*	Contribution Agreement by and among Armada Hoffler Properties, L.P., Armada Hoffler Properties, Inc., and Columbus One, LLC, DP Columbus Two, LLC, City Center Associates, LLC, TC Block 7 Partners LLC, TC Block 12 Partners LLC, TC Block 3 Partners LLC, TC Block 6 Partners LLC, TC Block 8 Partners LLC, TC Block 11 Partners LLC and TC Apartment Partners, LLC, dated as of February 1, 2013
10.47*	Tax Protection Agreement
10.48*	Form of Director & Officer Indemnification Agreement
10.49*	Severance Policy
10.50*	Asset Purchase Agreement by and among AHP Construction, LLC and Armada/Hoffler Construction Company and Armada/Hoffler Construction Company of Virginia, dated as of March , 2013
10.51*	Asset Purchase Agreement by and among AHP Asset Services, LLC and Armada Hoffler Holding Company, Inc., dated as of , 2013
10.52*	Purchase and Sale Agreement for the Apprentice School Apartment property by and among, and dated as of , 2013
10.53*	Land Option Agreement by and among and , dated as of , 2013
10.54*	Land Option Agreement by and among and , dated as of , 2013
10.55*	Land Option Agreement by and among and , dated as of , 2013
10.56*	Land Option Agreement by and among and , dated as of , 2013
10.57*	Land Option Agreement by and among and , dated as of , 2013
10.58*	Land Option Agreement by and among and , dated as of , 2013
10.59*	Land Option Agreement by and among and , dated as of , 2013
21.1*	List of Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2	Consent of Ernst & Young LLP, Independent Auditors
23.3*	Consent of Venable LLP (included in Exhibit 5.1)
23.4*	Consent of Hunton & Williams LLP (included in Exhibit 8.1)
23.5	Consent of Rosen Consulting Group
24.1	Power of Attorney (included on the Signature Page)
99.1	Consent of George F. Allen
99.2	Consent of James A. Carroll
99.3	Consent of James C. Cherry
99.4	Consent of John W. Snow

*	To be filed by amendment.
†	Compensatory plan or arrangement.